Exhibit 99.1

Table of contents

LETTER FROM THE GLOBAL CHIEF EXECUTIVE OFFICER ... 4

PART 1: THE BOARD REPORT ... 7

1 INTRODUCTION ... 7

1.1 Preparation of the report ... 7

1.2 Certain defined terms ... 7

1.3 Cautionary note regarding forward looking statements ... 13

2 COMPANY AND BUSINESS OVERVIEW ... 15

2.1 The history and development of the Company ... 15

2.2 The business of the Company ... 19

2.3 Property, plant and equipment ... 67

3 OPERATING AND FINANCIAL OVERVIEW ... 73

3.1 Management's discussion and analysis of financial condition and results of operations ... 73

3.1.1 Operating Results ... 73

3.1.2 Liquidity and Capital Resources ... 94

3.1.3 Research and Development, Patents and Licenses, Etc. ... 110

3.1.4 Trend Information ... 110

3.2 Outlook ... 110

3.2.1 Investments ... 110

3.2.2 Financing ... 113

3.2.3 Employees ... 113

3.2.4 Research and development ... 113

4 RISK MANAGEMENT AND RISK FACTORS ... 113

4.1 Risk management, risk appetite and control framework ... 113

4.1.1 Risk Appetite and Risk Assessment ... 114

4.1.2 Management's Annual Report on Internal Control over Financial Reporting ... 117

4.1.3 Changes in Internal Control over Financial Reporting ... 118

4.2 Risk factors ... 118

5 CORPORATE SOCIAL RESPONSIBILITY ... 160

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2 5.1 Sustainable long - term value creation........................................................................................ 160 5.2 Employees ............................................................................................................................. ... 161 5.3 Environmental matters .............................................................................................................. 161 5.4 Stakeholder engagement .......................................................................................................... 161 6 Corporate Governance Report ........................................................................................................... 162 1. Introduction ............................................................................................................................. .. 162 2. The Board ............................................................................................................................. ... . 163 1. One - tier Board ...................................................................................................................... 163 2. Current Board and senior management ............................................................................... 164 3. Board Regulations and Board decision - making ................................................................... 167 4. Board meetings and attendance .......................................................................................... 167 5. Conflicts of interest and transactions with major shareholders ............................................ 168 6. Committees of the Board...................................................................................................... 168 3. General Meetings..................................................................................................................... . 172 1. Introduction................................................................................................................. ... ....... 172 2. Record date .......................................................................................................................... 173 3. Voting rights and quorum at General Meetings .................................................................... 173 4. Quorum requirements........................................................................................................... 174 5. Meetings of holders of shares of a specific class ................................................................. 174 4. Share capital of the Company................................................................................................... 174 5. The Company's values and compliance with the Code of Conduct and Ethics ........................ 175 1. Code of Conduct and Ethics................................................................................................. 175 2. The Group's people and culture ........................................................................................... 176 Diversity, equity and inclusion ............................................................................................................. 176 6. Compliance with the Dutch Corporate Governance Code ........................................................ 177 6 REPORT OF THE NON - EXECUTIVE DIRECTORS .......................................................................... 179 1. Involvement of Non - Executive Directors in the Company's strategy ........................................ 179 2. Board meetings and attendance ............................................................................................... 180 3. Independence of the Non - Executive Directors ......................................................................... 180

3 7.4 Evaluation of the Board, the committees and the Directors ...................................................... 181 8 STATEMENT BY THE BOARD .......................................................................................................... 181 9 REMUNERATION REPORT............................................................................................................... 182 1. Historical remuneration for the financial year ended December 31, 2025 ................................ 182 2. Remuneration Policy ................................................................................................................. 182 1. Remuneration of Executive Directors ................................................................................... 183 2. Remuneration of Non - Executive Directors ........................................................................... 184 3. Incentive plan ....................................................................................................................... 184 4. Loans, advances and guarantees ........................................................................................ 185 5. Service Agreements ............................................................................................................. 185 10 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS ....................................... 185 1. Major shareholders ................................................................................................................... 185 2. Related party transactions ........................................................................................................ 187 11 Response measures..................................................................................................................... . 190 PART 2: FINANCIAL STATEMENTS.......................................................................................................... 191 PART 3: OTHER INFORMATION AND AUDITORS' REPORT .................................................................. .261 12 OTHER INFORMATION ................................................................................................................ .261 1. Statutory rules regarding appropriation of profits ....................................................................... 261 2. Special voting rights, non - voting shares, shares with limited economic rights .........................262 3. Branches ............................................................................................................................. ... ... .262 4. Dividend policy .......................................................................................................................... 263 13 INDEPENDENT AUDITOR'S REPORT......................................................................................... .264

4 LETTER FROM THE GLOBAL CHIEF EXECUTIVE OFFICER Dear Shareholders, 2025 was a defining year for JBS . We delivered consistent operating performance in a complex global environment, while completing a transformative step in the Company’s history : our dual listing in the United States and Brazil . This milestone represents more than a capital markets transaction . It marks a new phase for JBS, strengthening our global positioning, expanding our investor base, and enhancing our ability to allocate capital with greater efficiency and discipline . Since the listing, we have seen clear improvements in market visibility, liquidity, and investor diversification . Trading volumes have increased significantly, and our shareholder base has become more global, with a strong presence of U . S . investors . While we continue to see room for valuation convergence with global peers, we believe this new structure better reflects the scale, resilience, and long - term potential of our business . At the same time, our fundamentals remain strong . In 2025 , JBS reached record revenue of 86 billion dollars, with consistent margins and disciplined capital allocation . These results reflect the strength of our diversified platform across proteins, geographies, and channels, allowing us to navigate industry cycles while capturing structural growth opportunities . Even in a year marked by pressure in specific markets, particularly in U . S . beef, our global operations remained resilient and delivered positive results . This resilience reflects deliberate strategic choices made over many years . We have built a multiprotein, multi - geography platform designed to operate in a volatile world, where supply and demand imbalances, geopolitical tensions, and climate variability are structural realities . This platform allows us to rebalance production, redirect flows, and continue serving customers reliably . It also positions us as a trusted partner in a world where food security has become a strategic priority . Beyond resilience, what defines this moment is growth . We are witnessing a structural transformation in global food consumption, with protein increasingly at the center of the plate . For decades, demand was largely explained by population growth, income expansion, and urbanization . While these factors remain relevant, they are no longer sufficient . Consumers are making more intentional choices about what they eat . Protein is no longer viewed only as a basic nutritional need, but as a key component of health, energy, longevity, and overall well - being . More than two - thirds of consumers now actively seek protein, associating it with muscle maintenance, satiety, and healthy aging . This shift is reinforced by demographic trends and technological advances, including the growing adoption of GLP - 1 medications, which are reshaping consumption toward higher nutritional density .

5 In practical terms, even as calorie intake stabilizes or declines, demand for protein continues to grow . We believe this is a structural, long - term trend . Protein is also expanding across all consumption occasions . It is present at breakfast, in main meals, and increasingly in snacks, reflecting a continuous search for energy, convenience, and satiety . Our portfolio has been built precisely for this environment, offering accessible protein across all occasions . We are also innovating in how we present protein to consumers, whether through convenience, with products specifically developed for air fryer preparation, or through clean label offerings aligned with simpler, more transparent formulations . In 2025 , we took an important step in this direction with the acquisition of Mantiqueira, marking our entry into the table egg category and reinforcing our role in expanding access to affordable, high - quality protein . Focusing on growth, we continue to scale value - added platforms aligned with this shift . We are also investing to expand our presence in breakfast occasions . In 2025 , we announced a 135 - million - dollar investment in a new facility in Perry, Iowa, United States, dedicated to breakfast sausage production . These initiatives reflect a consistent strategic direction, as our portfolio evolves to follow consumption patterns . Importantly, this is not a moment that requires reinvention . It is a moment that validates our model . Our strategy remains clear . We will continue to strengthen what we have built, improving productivity, expanding value added products, and deepening our connection with consumers . At the same time, we are entering a new frontier . The next phase of this transformation will be defined not only by the quantity of protein, but by its quality, functionality, and customization . Advances in science, nutrition, and biotechnology are enabling the development of what we call super proteins, designed to deliver specific nutritional outcomes tailored to different consumer needs . Our investments in research are not driven solely by new categories, but by the knowledge they generate . These capabilities allow us to better understand amino acid profiles, metabolic responses, and nutritional efficiency, insights that can be applied across our existing portfolio . As we look ahead, we remain focused on four priorities . First, operational excellence . Producing more with fewer resources is both an efficiency and sustainability imperative . Advances in productivity show that it is possible to expand output while reducing resource intensity and scaling these gains will be critical . Second, portfolio evolution . We will continue to invest in brands, innovation, and value - added products that respond to changing consumer preferences, while maintaining capital discipline .

6 Third, growth . We are focused on expanding our business in a consistent and disciplined way, combining organic growth with strategic investments to capture long - term opportunities across geographies, proteins, and channels . Fourth, long - term value creation . We will continue to translate this growth into returns, strengthening our balance sheet and delivering consistent value to our shareholders . We operate in an essential and global industry . Feeding a growing and more demanding world is both a responsibility and an opportunity . Few sectors combine resilience and long - term growth potential in the way food does, and within food, protein will remain at the center of this equation . We are confident that JBS is well positioned for this next chapter . We move forward with discipline, clarity of strategy, and confidence in the opportunities ahead . Sincerely, Gilberto Tomazoni Global Chief Executive Officer JBS N.V.

PART 1: THE BOARD REPORT

1 INTRODUCTION

1.1 Preparation of the report

This Annual Report (the "**Annual Report**") has been prepared by the management of JBS N.V. and approved by the board of directors of JBS N.V. (the "**Board**"). It contains, amongst other things, (i) the board report pursuant to section 2:391 of the Dutch Civil Code (the "**DCC**"), (ii) information to be included pursuant to the Dutch Corporate Governance Code (the "**DCGC**") (which includes the report of the non-executive directors), (iii) the Dutch statutory annual accounts of JBS N.V. pursuant to section 2:361(1) DCC and (iv) the information to be included pursuant to section 2:392 DCC (to the extent applicable).

The financial statements set out in Part 2 of this Annual Report have been prepared in accordance with the International Financial Reporting Standards, as adopted by the European Commission ("**IFRS**") and part 9 of Book 2 of the DCC.

The independent auditor's report from KPMG Accountants N.V., JBS N.V.'s independent auditor, is included in part 3 paragraph 2 of this Annual Report.

1.2 Certain defined terms

Throughout this Annual Report, unless otherwise designated or the context requires otherwise, the terms "JBS N.V.", "JBS" and the "Company" refer to JBS N.V., and not to any of its subsidiaries, while "we," "us," "our," and "the Group" refer to JBS N.V. and its subsidiaries.

In this report, the following defined terms have the following meaning:

Term		**Meaning**
ABAC Program	:	The anti-bribery and anti-corruption compliance program of JBS N.V. and its subsidiaries.
Adjusted EBITDA	:	A non-IFRS measure representing net income (loss) attributable to JBS N.V. before (i) net finance costs, (ii) income tax expense (benefit), (iii) depreciation and amortisation expense, adjusted to exclude (a) other expense (income), net, (b) foreign currency gains (losses), net, (c) asset impairment charges, (d) equity in earnings (loss) of affiliates, net, (e) goodwill impairment, (f) restructuring expenses, (g) merger, acquisition and integration costs, (h) share-based compensation, (i) mark-to-market adjustments on biological assets and agricultural commodities, (j) fair value adjustments related to contingent consideration, and (k) other unusual or non-recurring items.
Annual Report	:	This annual report.
ANVISA	:	The Brazilian National Health Surveillance Agency (*Agência Nacional de Vigilância Sanitária*).
AQIS	:	Australian Quarantine Inspection Service.
Arbitration Proceeding No. 186/21	:	The arbitration proceedings submitted by JBS S.A. with the B3's Arbitration Chamber (*Câmara de Arbitragem do Mercado – CAM B3*) in January 2021.
Articles of Association	:	The articles of association of JBS N.V.

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ATAD 1	:	Council Directive (EU) 2016/1164 laying down rules against tax avoidance practices that directly affect the functioning of the internal market, as amended.
ATAD 2	:	Council Directive (EU) 2017/952 amending ATAD 1 to extend hybrid mismatch rules to third countries outside the EU.
Audit Committee	:	The audit committee of JBS N.V.
Awards	:	Options to purchase or subscribe for shares in the capital of the Company, share appreciation rights, restricted shares, restricted share units and other share-based awards, as further described in the Incentive Plan.
AWOs	:	Animal Welfare Officers.
B3	:	The São Paulo Stock Exchange (*B3 S.A. – Brasil, Bolsa, Balcão*).
BDR	:	A Brazilian depositary receipt for a common share A.
BEPS	:	Base erosion and profit shifting.
Board	:	The board of directors of JBS N.V.
Board Report	:	The report of the Board, as included in this Annual Report.
Brazilian TJLP rate	:	Long-Term Interest Rate (*Taxa de Juros de Longo Prazo*).
BSE	:	Bovine spongiform encephalopathy disease (commonly referred to as mad cow disease).
CAGR	:	Compound annual growth rate.
CAR	:	Rural Environmental Registry (*Cadastro Ambiental Rural*), which is a mandatory self-declaratory electronic registry applicable to rural properties.
CDI	:	Interbank Deposit Certificate (*Certificado de Depósito Interbancário*).
Chairman	:	The Director with the title 'Chairman'.
Charge	:	A charge of discrimination on the basis of race, color and national origin as filed with the Equal Employment Opportunity Commission against Swift Beef Company by a Haitian employee on behalf of that person and similarly situated employees in October 2024.
Class A Common Share(s)	:	The common shares A in the share capital of the Company.
Class A Conversion Period	:	The period starting June 12, 2025 and ending December 31, 2026 in which one common share A in the Company can be converted into one common share B.
Class B Common Share(s)	:	The common shares B in the share capital of the Company.
Code of Conduct and Ethics	:	The code of conduct and ethics of JBS N.V.
Co-Issuers	:	JBS N.V., JBS USA Foods Group Holdings and JBS USA Food Company Holdings.

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Collaboration Agreement	:	The collaboration agreement (*acordos de colaboração premiada)* entered into in 2017 between, amongst others, Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista and with the Brazilian Attorney General's Office (*Procuradoria-Geral da República*).
Committee	:	U.S. Senate Finance Committee.
Company	:	JBS N.V.
Compensation Committee	:	The compensation committee of JBS N.V.
Conversion Shares	:	The conversion shares in the share capital of the Company introduced to facilitate the conversion mechanism under Dutch law.
Corporate Restructuring	:	The corporate reorganization whereby JBS N.V. became the holding entity of JBS S.A. and its subsidiaries in the period between December 2023 and June 2025.
COSO	:	Committee of Sponsoring Organizations of the Treadway Commission.
CSDDD	:	Corporate Sustainability Due Diligence Directive.
CSRD	:	Corporate Sustainability Reporting Directive.
Cyberattack	:	The organized cybersecurity attack on 30 May 2021 on JBS, affecting some of the servers supporting our North American and Australian information technology systems.
DAFF	:	The Australian Federal Department of Agriculture, Fisheries and Forestry.
DCC	:	The Dutch Civil Code (*Burgerlijk Wetboek*).
DCGC	:	The Dutch Corporate Governance Code.
Director	:	An Executive Director or a Non-Executive Director.
DoL	:	the U.S. Department of Labor.
EPA	:	The Environmental Protection Agency.
ERM	:	Enterprise Risk Management.
ESG	:	Environmental, social and governance.
EUDR	:	The European Union Deforestation Regulation.
EURIBOR	:	Euro Interbank Offered Rate.
Exchange Act	:	The U.S. Securities Exchange Act of 1934, as amended.
Executive Director	:	An executive member of the Board.
FCPA	:	the U.S. Foreign Corrupt Practices Act.
FDA	:	the U.S. Food and Drug Administration.
Financial Maintenance Covenants	:	The PPC Financial Maintenance Covenant and the JBS Financial Maintenance Covenant together.

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Flora	:	Flora Produtos de Higiene e Limpeza S.A.
FMD	:	Foot and mouth disease.
Forest Code	:	Brazilian native vegetation protection law of 1965, later updated through Federal Law No. 12.651 (*Código Florestal*) in 2012.
Forest Risk Commodities Scheme	:	Provisions to tackle deforestation by controls on the U.K.'s international supply chain for certain agricultural commodities (other than timber and timber products) as stipulated in the U.K. Environment Act 2021.
FSIS	:	USDA Food Safety and Inspection Service.
General Meeting	:	The general meeting of JBS N.V.
GHG	:	Greenhouse gas.
Global Chief Executive Officer	:	The Executive Director with the title 'Global Chief Executive Officer'.
GTA	:	Animal Transit Guide (*Guia de Trânsito Animal*).
HMSA	:	U.S. Humane Methods of Slaughter Act.
HPAI	:	High-pathogenic strains of avian influenza.
IASB	:	International Accounting Standards Board.
IFRS	:	The International Financial Reporting Standards, as adopted by the European Commission.
Imaflora	:	Institute of Forestry and Agricultural Management and Certification (*Instituto de Manejo e Certificação Florestal e Agrícola*).
Incentive Plan	:	The incentive plan of the Company which was adopted by the Board, effective as of June 12, 2025, as amended from time to time.
JBJ	:	JBJ Agropecuária Ltda.
JBS	:	JBS N.V.
JBS BDR Depositary Bank	:	Banco Bradesco S.A., in its capacity as depositary for the BDRs.
JBS Group	:	JBS N.V. and all its subsidiaries.
JBS Participações	:	JBS Participações Societárias S.A.
JBS S.A. June 2021 Sustainability-Linked Framework	:	The JBS S.A. Sustainability-Linked Framework adopted in June 2021.
JBS S.A. Revolving Credit Facility	:	The revolving unsecured credit facility entered into on 5 August 2022 by JBS S.A. and its subsidiaries JBS Investments Luxembourg S.à r.l., Seara Meats B.V. and Seara Alimentos Ltda., as borrowers and guarantors.
JBS Collateral Cure	:	The election by the borrowers under the JBS Senior Unsecured Revolving Facility to provide security interests in lieu of compliance with the JBS Financial Maintenance Covenant.

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11 JBS Financial Maintenance Covenant : The financial maintenance covenant under the JBS Senior Unsecured Revolving Facility that requires the borrowers not to permit their consolidated leverage ratio to exceed 3 . 50 : 1 . 00 , tested at the end of each fiscal quarter . This covenant ceases to apply if the borrowers elect to provide the JBS Collateral Cure . : Series of notes issued by JBS N . V . , JBS USA Foods Group Holdings and JBS USA Food Company Holdings . : Unsecured revolving credit facility entered into on 1 November 2022 by JBS USA, JBS USA Food Company, JBS USA Finance, Inc . (prior to its dissolution), JBS Australia and JBS Canada . : The JBS USA Sustainability - Linked Framework adopted in November 2021 . : The Non - Executive Director with the title 'Lead Independent Director' . : The leniency agreement entered into in 2017 by J&F, on behalf of itself and its subsidiaries and the Brazilian Federal Prosecution Office ( Ministério Público Federal ) following disclosures of illicit payments made to Brazilian politicians from 2009 to 2015 . : Low - pathogenic strains of avian influenza. : Mantiqueira Alimentos Ltda. : The acquisition of Mantiqueira in the first half of 2025. : Multilateral Convention to Implement Tax Treaty Related Measures to prevent Base Erosion and Profit Shifting. : The Brazilian Public Prosecutor’s Office ( Ministério Público Federal ). : Global Greenhouse Gas Emissions Intensity or MTCO2e divided by metric tonnes. : A non - executive member of the Board. : The nominating committee of JBS N.V. : New York Stock Exchange. : JBS N . V . , JBS USA Foods Group Holdings and JBS USA Food Company Holdings . : Organisation for Economic Co - operation and Development. : The Occupational Safety and Health Administration. : Passive foreign investment company . : The OECD/G 20 global minimum tax framework introducing a 15 % global minimum corporate tax rate, implemented in the EU through Council Directive (EU) 2022 / 2523 for fiscal years beginning on or after 31 December 2023 . JBS USA Registered Notes JBS Senior Unsecured Revolving Facility JBS USA Sustainability - Linked Framework Lead Independent Director Leniency Agreement LPAI Mantiqueira Mantiqueira Acquisition MLI MPF MTCO2e/MT Non - Executive Director Nominating Committee NYSE Obligors OECD OSHA PFIC Pillar Two

12 Pillar Two Directive : Council Directive (EU) 2022 / 2523 of 14 December 2022 on ensuring a global minimum level of taxation for multinational enterprise groups and large - scale domestic groups in the Union . : The Dutch Act of 22 December 2023 implementing the Pillar Two Directive, which entered into force on 31 December 2023 . : The election by the borrowers under the PPC Revolving Credit Facility to provide security interests in lieu of compliance with the PPC Financial Maintenance Covenant . : The financial maintenance covenant under the PPC Revolving Credit Facility that requires PPC not to permit its interest coverage ratio to be less than 3 . 50 : 1 . 00 , tested at the end of each fiscal quarter . This covenant ceases to apply if PPC elects to provide the PPC Collateral Cure . : The revolving syndicated facility agreement entered into on 4 October 2023 by PPC and certain of PPC's subsidiaries . : The PPC Sustainability - Linked Framework as adopted in March 2021 . : Program for Satellite Monitoring of Deforestation ( Programa de Monitoramento do Desmatamento por Satélite ) . : The Protocol for Monitoring Amazon Region Beef Suppliers ( Protocolo de Monitoramento de Fornecedores de Gado da Amazônia ) . : The U . S . Packers and Stockyards Act of 1921 . : The 28 th day prior to the date of the General Meeting . : The common shares A that LuxCo received in the first step of the Corporate Restructuring (including those common shares A that LuxCo will hold if it exercises its right to convert the common shares B that it received in the first step of the Corporate Restructuring), and (ii) any other common shares A acquired by LuxCo from the Company from time to time . : The related party transactions policy of the Company, which provides a procedure that prevents related parties from taking advantage of their position, provides adequate protection for the interests of the Company and its stakeholders and ensures compliance with the DCGC and NYSE rules . : The remuneration policy of JBS N . V . : J&F, JBS S.A., and our ultimate controlling shareholders in 2020. : JBS S.A.'s Responsible Procurement Policy. : Registration rights agreement. : The U.S. Securities and Exchange Commission. : Small to medium size enterprises. Pillar Two Law PPC Collateral Cure PPC Financial Maintenance Covenant PPC Revolving Credit Facility PPC Sustainability - Linked Framework PRODES Protocol PSA Record Date Registrable Securities Related Party Transaction Policy Remuneration Policy Respondents RPP RRA SEC SME

SNMA	:	the Brazilian National Environmental System (*Sistema Nacional do Meio Ambiente*).
SOFR	:	Secured overnight financing rate.
SOX	:	Sarbanes-Oxley Act.
Sustainability Committee	:	The sustainability committee of JBS N.V.
Sustainability Matters	:	Environmental, social, corporate, governance and other human capital matters.
TAC	:	Beef Conduct Adjustment Agreement (*Termo de Ajustamento de Conduta*).
Tag-Along Agreement	:	The tag-along agreement entered into between the Company and LuxCo concurrently with the closing of the Corporate Restructuring, pursuant to which LuxCo undertakes that any transfer of control of the Company to a third party purchaser shall be conditional upon such third party purchaser undertaking to make a public offer for the acquisition of shares held by the Company's other shareholders at the same terms and conditions.
tCO2e/100 lbs.	:	Greenhouse Gas Emissions Intensity or tCO2e divided by 100 lbs.
Transparency Act	:	The United States Bipartisan Cattle Price Discovery and Transparency Act of 2023.
TriOak	:	TriOak Foods.
Underwritten Registration Demand	:	A request by LuxCo for the registration or listing on the NYSE of all or any portion of its Registrable Securities on any applicable registration statement form then available to be offered in a fully-marketed underwritten public offering of Registrable Securities.
U.S. or United States	:	The United States of America.
USD or US$	:	U.S. Dollar.
USDA	:	the U.S. Department of Agriculture.
Vice-Chairman	:	The Director with the title 'Vice-Chairman'.

1.3 Cautionary note regarding forward looking statements

This Annual Report includes statements reflecting assumptions, expectations, intentions or beliefs about future events that are intended as "forward-looking statements" as defined under the Private Securities Litigation Reform Act of 1995. All statements included in this Annual Report, other than statements of historical fact, that address activities, events or developments that we or our management expect, believe or anticipate will or may occur in the future are forward-looking statements. These statements represent our reasonable judgment on the future based on various factors and using numerous assumptions and are subject to known and unknown risks, uncertainties and other factors that could cause our actual results and financial position to differ materially from those contemplated by the statements. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as "anticipate," "estimate," "project," "forecast," "plan," "may," "will," "should," "could,"

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14 "expect" and other words of similar meaning . In particular, these include, but are not limited to, statements of our current views and estimates of future economic circumstances, industry conditions in domestic and international markets and our performance and financial results . Among the factors that may cause actual results and events to differ from the anticipated results and expectations expressed in such forward - looking statements are the following :  the risk of outbreak of animal diseases, more stringent trade barriers in key export markets and increased regulation of food safety and security ;  product contamination or recall concerns;  fluctuations in the prices of live cattle, hogs, chicken, corn and soymeal;  fluctuations in the selling prices of beef, pork and chicken products;  developments in, or changes to, the laws, regulations and governmental policies governing our business and products or failure to comply with them, including environmental and sanitary liabilities ;  currency exchange rate fluctuations, trade barriers, exchange controls, political risk and other risks associated with export and foreign operations ;  changes in international trade regulations;  our strategic direction and future operation;  deterioration of economic conditions globally and more specifically in the principal markets in which we operate ;  our ability to implement our business plan, including our ability to arrange financing when required and on reasonable terms and the implementation of our financing strategy and capital expenditure plan ;  the successful integration or implementation of mergers and acquisitions, joint ventures, strategic alliances or divestiture plans ;  the competitive nature of the industry in which we operate and the consolidation of our customers ;  customer demands and preferences;  our level of indebtedness;  adverse weather conditions in our areas of operations;  continued access to a stable workforce and favorable labor relations with employees;  our dependence on key members of our management;  the interests of our ultimate controlling shareholders;  reputational risk in connection with U . S . and Brazilian civil and criminal actions and investigations involving our ultimate controlling shareholders, and the outcome of these actions ;  economic instability in Brazil and a resulting reduction in market confidence in the Brazilian economy ;  political crises in Brazil;

15  the declaration or payment of dividends or interest attributable to shareholders’ equity;  the ongoing war between Russia and Ukraine and the ongoing conflict involving Israel, the U . S . and Iran in the Middle East, including higher prices for commodities, such as food products, ingredients and energy products, increasing inflation in some countries, and disrupted trade and supply chains as a result of disruptions caused by these conflicts ;  unfavorable outcomes in legal and regulatory proceedings and government investigations that we are, or may become, a party to ;  the risk factors discussed under paragraph 4.2 ( Risk factors );  other factors or trends affecting our financial condition, liquidity or results of operations; and  other statements contained in this Annual Report regarding matters that are not historical facts . In addition, there may be other factors and uncertainties, many of which are beyond our control, that could cause our actual results and events to be materially different from the results referenced in the forward - looking statements . Many of these factors will be important in determining our actual future results . Consequently, any or all of our forward - looking statements may turn out to be inaccurate . We caution investors not to place undue reliance on any forward - looking statements, which speak only as of the date made . Except as required by law, we undertake no obligation to publicly update any forward - looking statements, whether as a result of new information, future events or otherwise . All forward - looking statements contained in this Annual Report are qualified in their entirety by this cautionary statement . 2 2.1 COMPANY AND BUSINESS OVERVIEW The history and development of the Company Overview The JBS Group was founded in 1953 by Mr . José Batista Sobrinho, who began by operating a small slaughterhouse in the City of Anápolis, in the State of Goiás, Brazil, with a daily slaughtering capacity of five head of cattle . Since the earliest days of our founding, Mr . José Batista Sobrinho developed techniques and know - how that were crucial to the initial success of the business . As the business and Mr . José Batista Sobrinho’s family grew, our founder took great care to pass down this know - how, as well as the values and culture that drive the results of the business, to the subsequent generations . In spite of the massive global growth that the company has experienced over the decades, the JBS Group has held onto the know - how, culture and understanding of the protein business that propelled its early growth . In fact, Mr . José Batista Sobrinho’s legacy helps to support the company even today, and we believe that the continuity and consistency of Mr . José Batista Sobrinho’s original vision is a significant driver of our success over the past seven decades . Following the company’s founding in 1953 , Mr . Batista Sobrinho successfully expanded the operations organically, from a single slaughterhouse in Goiás to a daily slaughtering capacity of approximately 500 head of cattle as of 1970 . Even as the company grew, Mr . José Batista Sobrinho focused consistently on the need to pass down the company’s culture, technique and know - how to the next generation, in order to ensure the long - term success and growth of the business . As a result, our ultimate controlling shareholders have spent the entirety of their careers working within the company that their father founded and have dedicated themselves to helping it grow into the multinational leading protein company that it is today . By 1998 , the company had expanded to slaughtering capacity to 5 , 800 head of cattle per day . In order to more adequately address the needs of the rapidly growing business, on December 10 , 1998 , the company

16 began operations under the name Friboi Ltda . in 1999 , which quickly became a recognized brand in the Brazilian consumer market, representing high - quality fresh packaged beef . In 2006 , the company changed its name to JBS S . A . , adopting a corporate structure as a sociedade anônima that was better suited to the size and complexity that it had achieved . It continued using the "Friboi" brand, as part of a growing portfolio of consumer brands . In 2007 , our ultimate controlling shareholders led the company to the next phase of its corporate evolution, through JBS S . A . ’s initial public offering of common shares in Brazil, resulting in the offering and sale of 150 , 000 , 000 common shares for total net proceeds of R $ 1 , 152 . 0 million (US $ 209 . 4 , converted using the foreign exchange rate as of December 31 , 2025 ) . In 2010 , JBS S . A . completed a follow - on equity offering of 200 , 000 , 000 common shares for total net proceeds of R $ 1 , 562 . 5 million (US $ 284 . 0 , converted using the foreign exchange rate as of December 31 , 2025 ) . Also in 2007 , we acquired the U . S . meat packer Swift & Company for approximately US $ 1 . 5 billion . This acquisition represented our first major expansion into the U . S . and represented a key initial step in a new phase of our corporate development marked by significant growth through acquisitions, both in Brazil and abroad, a strategy led by our ultimate controlling shareholders . We successfully integrated Swift into our operations and in 2009 , on the heels of the successful Swift deal, we acquired a majority stake in PPC, one of the largest chicken processors in the U . S . , with operations in Mexico and Puerto Rico . As the result of subsequent purchases, as of the date of this Annual Report, we own approximately 82 % of PPC’s total capital stock . We financed the 2009 acquisition of PPC through an issuance of JBS S . A . convertible debentures for total proceeds of approximately US $ 2 . 0 billion . BNDESPar purchased substantially all of these convertible debentures, which were cancelled in May 2011 following another capital raise, whereby BNDESPar acquired approximately 19 . 85 % of JBS S . A . ’s total capital stock at the time . As of March 18 , 2026 , BNDESPar owned 18 . 61 % of JBS N . V . ’s total issued capital stock . For more information about our principal shareholders, see paragraph 10 . 1 ( Major shareholders ) . Since our acquisitions of Swift and PPC, we continued to grow through acquisitions, as well as organically, throughout the world . As evidenced by our success in integrating these major acquisitions, our leadership team and ultimate controlling shareholders have a decades - long track record of growth and expansion, while at the same time maintaining the culture of hard work, operational efficiency and leveraging market opportunities for growth, and know - how dating back to our founding by Mr . José Batista Sobrinho . Some of our significant acquisitions in addition to Swift and PPC, which have helped us to expand into the leading worldwide protein company that we are today, include :  In 2013 , we acquired rights and equity interests in certain companies that comprised Marfrig Global Foods S . A . ’s Seara Brasil poultry and pork business units . In addition to increasing JBS S . A . ’s presence in the poultry and pork sectors in Brazil, the acquisition of Seara represented JBS S . A . ’s first major expansion into the processed food products sector .  From 2014 to 2017 , we completed various acquisitions that enhanced our geographic and product diversification and increased our production capacity for value - added and branded food products, including Tyson Foods’ poultry operations in Brazil and Mexico and the global operations of Primo Smallgoods Group, a leader in the Australian and New Zealand markets for processed food products such as ham, sausages and bacon . In 2015 , we acquired companies that comprised Marfrig’s United Kingdom - based "Moy Park" business, for a purchase price of approximately US $ 1 . 5 billion . As a result of the Moy Park acquisition, we expanded our operations in Europe, including our portfolio of processed and high value - added products, as well as poultry processing, with 13 food processing and manufacturing 

17 units in the UK, France, Holland and Ireland and over 12 thousand employees . The acquisition represented an important step towards our expansion strategy in Europe . In 2015 , we also acquired Cargill’s pork business in the U . S . , for US $ 1 . 5 billion . The transaction added to JBS USA Pork two hog processing facilities, five feed mills, and four breeding units located in the States of Arkansas, Illinois, Iowa, Missouri, Oklahoma and Texas .   In 2017 , we acquired GNP for US $ 357 million . GNP is a vertically integrated poultry business based in St . Cloud, Minnesota . Through the GNP acquisition of a portfolio of certified organic, natural product lines, we further strengthened our strategic position in the U . S . chicken market .  Also in 2017 , we acquired Plumrose USA from Danish Crown A/S for an aggregate purchase price of US $ 230 million, which included five prepared foods facilities, including one in Elkhart, Indiana, two in Council Bluffs, Iowa, one in Booneville, Mississippi, and one in Swanton, Vermont, and two distribution centers in South Bend, Indiana, and Tupelo, Mississippi, respectively . This acquisition marks the continuation of our strategy of expanding our portfolio of branded, prepared foods, and the strengthening of our customer base and geographical distribution in the U . S . Plumrose USA offers an array of prepared foods including bacon, hams, sliced deli meats and cooked ribs . In 2019 , PPC acquired Tulip Limited, a leading integrated prepared foods supplier with fresh, value - added and branded operations in the United Kingdom, from Danish Crown A/S, for an aggregate purchase price of £ 290 . 0 million . From 2020 to 2024 , we completed various additional strategic acquisitions, including our acquisition of Huon Aquaculture Group Ltd, Australia’s second largest salmon aquaculture company with vertically integrated operations in Tasmania . Additionally, in December 2022 , JBS USA acquired the TriOak Foods (" TriOak ") business for US $ 235 . 7 million . TriOak is an American pork producer and grain marketer . In acquiring the TriOak business, JBS USA ensures access to a consistent supply of premium pork, strengthening its ability to provide high - quality pork products . JBS USA has served as the exclusive customer of TriOak market hogs since 2017 .    In 2025 , we entered the egg sector, making an investment in Mantiqueira through the subscription of shares representing 48 . 5 % of the total capital stock and 50 % of the voting capital stock of Mantiqueira . As a result of such transaction, we share control of Mantiqueira with its founding member, Mr . Leandro Pinto . Mantiqueira currently has a static capacity of 17 . 5 million laying and rearing birds, 4 billion table eggs produced per year and a focus on free - range egg production since 2020 . It has more than 3 , 000 employees, with units in six Brazilian states and a presence in markets in 16 Brazilian states with exports to South America, Asia, Africa and the Middle East . Mantiqueira’s "Happy Eggs" brand focuses on free - range chickens and "Fazenda da Toca" operates in the organic eggs segment . Also in 2025 , Mantiqueira USA Inc . (" Mantiqueira USA "), a wholly owned subsidiary of the joint venture between the JBS Group and the founders of Mantiqueira entered into a binding agreement to acquire Hickman’s Egg Ranch, a leading egg producer based in the Mountain and West Coast regions and one of the top 20 egg companies in the U . S . The acquisition marks a significant milestone in Mantiqueira USA’s long - term strategy to build a strong and scalable presence in the U . S . egg market .  Also in 2025 , we announced some strategic investments in the U . S . In May 2025 , we disclosed plans to build a new fresh sausage facility in Iowa, totaling US $ 135 million . This came in addition to US $ 200 million allocated to upgrading our beef plants in Cactus (Texas) and Greeley (Colorado), and US $ 400 million for a new prepared foods facility Pilgrim’s is building in Walker County, Georgia . In August 2025 , we announced the entry into an agreement to purchase a production facility in Ankeny, Iowa, for US $ 100 million, with plans to build out the largest ready -

18 to - eat bacon and sausage plant in our U . S . portfolio . These projects support the expansion of our prepared foods portfolio and will help meet increased demand for these types of products from customers and consumers . In 2026 , we announced the creation of a new multiprotein production platform in Oman, covering beef, poultry and lamb . With a total investment of US $ 150 million, we acquired an 80 % stake in a newly established food holding company that consolidates two production assets in the country, through a partnership with Oman Food Capital (" OFC "), which will retain the remaining 20 % stake . OFC is the food and agribusiness investment arm of the Oman Investment Authority (" OIA ") . The initiative reinforces our strategy of diversification by geography and protein and proximity to key consumer markets . Also in 2026 , we inaugurated and announced the expansion of an industrial plant in Jeddah, Saudi Arabia, as part of a total investment of US $ 85 million in the country focused on the production and commercialization of value - added products under our Seara brand . In addition, we already operate Seara factories in Dammam, also in Saudi Arabia, and in Ras Al Khaimah, in the United Arab Emirates . These initiatives are designed to serve the global halal market, which currently encompasses an estimated 2 billion consumers worldwide .  We believe that the combination of our culture, as originally established by Mr . José Batista Sobrinho and passed down to the second - and third - generation leadership, including our ultimate controlling shareholders, our know - how and expertise in the protein industry dating back 70 years, our proven track record of organic growth and growth by integrating complex international acquisitions, position our company well for continued growth and success . Corporate Restructuring and Dual Listing JBS N . V . became the holding entity of JBS S . A . and its subsidiaries following a corporate restructuring (the " Corporate Restructuring "), as further described below . As part of the Corporate Restructuring, JBS became the indirect controlling shareholder of JBS S . A . through the completion of a two - phase contribution process by J&F . In the first phase, completed on December 27 , 2023 , J&F and its wholly owned investment fund, Fundo de Investimento em Participações em Cadeias Produtivas Agroindustriais – FIP FIAGRO Formosa – Investimento no Exterior (formerly Fundo de Investimento em Participações Multiestratégia Formosa ), a Brazilian investment fund, transferred a noncontrolling portion of their JBS S . A . common shares to JBS Participações Societárias S . A . (" JBS Participações "), which were subsequently contributed to J&F Investments Luxembourg S . à r . l . and then to JBS . The second phase was completed on May 23 , 2025 , with J&F transferring its remaining JBS S . A . common shares through the same corporate structure . As a result, JBS, via JBS Participações, held all shares previously owned directly by J&F, consolidating its position as the indirect controlling shareholder of JBS S . A . The transaction was accounted for as a common control transaction, whereby JBS recognized the assets, liabilities, and results of JBS S . A . at their historical book values . The restructuring preserved shareholder economic interests by applying a consistent exchange ratio to both controlling and non - controlling shareholders, subject only to immaterial adjustments related to fractions of BDRs and share - based payments . On June 6 , 2025 , the migration of the shareholder base of JBS S . A . to JBS N . V was completed . As part of this transaction, JBS S . A . shareholders received one BDR, each representing one Class A Common Share, for every two JBS S . A . common shares . The delivery of our BDRs to the shareholders of JBS S . A . effectively established us as the new holding company of the JBS Group . On June 9 , 2025 , JBS S . A . common shares ceased trading on the São Paulo Stock Exchange (B 3 S . A . – Brasil, Bolsa, Balcão) (" B 3 ") and were officially replaced by our BDRs, which began trading under the

19 ticker symbol "JBSS 32 . " In addition, our Class A Common Shares commenced trading on the New York Stock Exchange (" NYSE ") on June 13 , 2025 , under the ticker symbol "JBS . " Simplification of Our JBS USA Registered Notes Corporate Structure On November 19 , 2025 , we entered into supplemental indentures to each of the respective indentures governing JBS USA’s, JBS USA Foods Group Holdings’ and JBS USA Food Company’s 15 series of outstanding notes, pursuant to which (1) JBS USA was substituted as a co - issuer by JBS N . V . and JBS N . V . became a co - issuer of our notes and (2) JBS S . A . , JBS Global Luxembourg S . à r . l . and JBS Global Meat Holdings Pty Limited were released as parent guarantors of our notes, in each case, in accordance with the terms and conditions of the indentures governing our notes . As a result, JBS S . A . was released from its obligations as a guarantor under the Indentures, and JBS N . V . (1) became the successor co - issuer under the notes, (2) became liable for all obligations under the respective indentures and the notes and (3) has succeeded JBS S . A . as the registrant under the notes . In addition, on November 20 , 2025 , JBS USA Food Company, a co - issuer of the notes, was merged into JBS USA Food Company Holdings, with JBS USA Food Company Holdings as the surviving entity and assuming and becoming liable for all obligations under the respective indentures and the notes . 2.2 The business of the Company Overview We are the largest protein company and one of the largest food companies in the world in terms of net revenue for the year ended December 31 , 2025 , according to Bloomberg’s Food Index and publicly available sources . Our net revenue was US $ 86 . 2 billion, US $ 77 . 2 billion and US $ 72 . 9 billion for the years ended December 31 , 2025 , 2024 and 2023 , respectively . We recorded a net income of US $ 2 . 2 billion for the year ended December 31 , 2025 , a net income of US $ 2 . 0 billion for the year ended December 31 , 2024 , and a net loss of US $ 0 . 1 billion for the year ended December 31 , 2023 . Our Adjusted EBITDA was US $ 6 . 8 billion, US $ 7 . 2 billion and US $ 3 . 5 billion for the years ended December 31 , 2025 , 2024 and 2023 , respectively . Through strategic acquisitions and capital investment, we have created a diversified global platform that allows us to prepare, package and deliver fresh and frozen, value - added and branded beef, poultry, pork, fish, lamb and egg products to leading retailers and foodservice customers . We sell our products to more than 330 , 000 customers worldwide in approximately 197 countries on six continents . As of December 31 , 2025 , we were :  the # 1 global beef producer in terms of capacity, according to Nebraska Public Media, with operations in the U . S . , Australia, Canada and Brazil and an aggregate daily processing capacity of more than 78 , 000 heads of cattle ; the # 1 global poultry producer in terms of capacity, with operations in the U . S . , Brazil, United Kingdom, Mexico, Puerto Rico and Europe, and an aggregate daily processing capacity of more than 14 . 0 million chickens according to WATT Poultry, a global resource for the poultry meat industries ; the # 2 largest global pork producer in terms of capacity, with operations in the U . S . , Brazil, the United Kingdom, Australia and Europe, and an aggregate daily processing capacity of more than 149 , 000 hogs according to WATT Poultry ; a leading lamb producer in terms of capacity, according to Levante, with operations in Australia and Europe and an aggregate daily processing capacity of more than 23 , 500 heads ;     a leading regional fish producer in terms of capacity, according to Forbes, with operations in Australia and an aggregate daily processing capacity of approximately 200 tons;

- a leading table eggs producer in Brazil, with operation in six Brazilian states, and an aggregate capacity of approximately 4 billion table eggs per year; and
- a significant global producer of value-added and branded meat products.

We primarily sell protein products, which include fresh and frozen cuts of beef, pork, lamb, fish, whole chickens, chicken parts and egg, to retailers (such as supermarkets, club stores and other retail distributors), and foodservice companies (such as restaurants, hotels, foodservice distributors and additional processors). Our food products are marketed under a variety of national and regional brands, including: in North America, "Swift," "Just Bare," "Pilgrim's Pride," "1855," "Grass Run Garm," "Gold Kist Farms," "Gold'n Plump," "Del Dia," "La Herencia," "Mantiqueira," "Principe," "Sampco" and premium brands "Sunnyvalley," and "Imperial American Wagiu Beef;" in Brazil, "Swift," "Seara," "Friboi," "Maturatta," "Massa Leve," "Marba," "Doriana," "Delícia," "Primor," "Incrível," "Rezende," "Mantiqueira," and premium brands "1953 Friboi," "Black Friboi," "Seara Gourmet," "Hans" and "Eder"; in Australia, "Swift" and "Great Southern"; and in Europe, "Moy Park," "Richmond," "Fridge Riders," "Denny," "Rollover" and "Oak House Foods". We also produce value-added and branded products marketed, primarily under our portfolio of widely recognized consumer brands in some of our key markets, including "Seara" in Brazil, "Primo," "Rivalea" and "Huon" in Australia and "Beehive" in New Zealand.

We are geographically diversified, with production facilities strategically located to optimize both raw material supply and proximity to consumer markets. In the year ended December 31, 2025, the U.S. accounted for the largest share of our net revenue, in terms of production, representing 51%, followed by South America at 29%, as detailed in the table below.

	For the year ended December 31, 2025	
	US$	**%**
	(in millions of U.S. dollar, unless otherwise indicated)	
United States of America	43,825.5	50.9%
Mexico and Canada	6,315.4	7.3%
South America	24,830.7	28.8%
Australia	7,112.0	8.3%
Europe	6,425.5	7.5%
Minor regions	542.4	0.6%
Total	89,051.5	103.3%
Intercompany elimination	(2,867.3)	(3.3)%
Total	**86,184.2**	**100.0%**

In terms of consumption, in the year ended December 31, 2025, we generated 74% of our net revenue from sales in the countries where we operate our facilities, which we classify as domestic sales, and 26% of our net revenue represented export sales. The U.S., Brazil and Australia are leading exporters of protein to many fast-growing markets, including Asia, Africa and the Middle East. Asia represented 50% of our net revenue from export sales in the year ended December 31, 2025, primarily from sales in China, Japan and South Korea. Africa and the Middle East collectively represented 12% of our net revenue from export sales in the year ended December 31, 2025.

20

Set forth below are two maps showing, by region, the geographic distribution of our revenues and their respective percentage contribution to our consolidated net revenue for the year ended December 31, 2025, based on production and consumption. For example, South America accounts for 29% of revenues in terms of production but considering that Brazil is a huge export platform, only 12% of sales are actually sold in Brazil to Brazilian consumers, with the remainder being exported to various countries. Our management uses net revenue, along with Adjusted EBITDA and Adjusted EBITDA Margin, to measure our performance . The following table sets forth some of our financial information for the periods indicated . 21

For the year ended December 31, 2025 2024 (in millions of US$, except percentages) 2023 72,918.1 77,182.5 86,184.2 (131.7) 1,967.6 2,229.8 (0.2)% 2.5% 2.9% 3,457.9 7,191.9 6,831.4 4.7% 9.3% 7.9% Net revenue ........................................................................... Net income (loss) ........................................................................... Net margin (1) ........................................................................... Adjusted EBITDA (2) ........................................................................... Adjusted EBITDA margin (3) ........................................................................... (1) Net margin is calculated by dividing net income (loss) by net revenue . (2) Adjusted EBITDA is used as a measure of performance by our management . Adjusted EBITDA is calculated by making the following adjustments to our net income, as further described in this Annual Report (see paragraph 3 . 1 (Management's discussion and analysis of financial condition and results of operations), Liquidity and Capital Resources – Reconciliation of Adjusted EBITDA ; exclusion of current and deferred income taxes ; exclusion of share of profit of equity - accounted investees, net of tax ; exclusion of net finance expense ; exclusion of depreciation and amortization expenses ; exclusion of antitrust agreements expenses ; exclusion of donations and social programs expenses ; exclusion of impairment of assets ; exclusion of restructuring expenses ; exclusion of fiscal payments and installments ; exclusion of Rio Grande do Sul claim losses ; exclusion of extemporaneous litigation expenses ; exclusion of reversal of tax credits ; exclusion of avian influenza impacts ; exclusion of certain tax assessments ; and exclusion of certain other operating income (expense), net . Adjusted EBITDA is not a measure required by or calculated in accordance with IFRS – Accounting Standards, and should not be considered as a substitute for income from continuing operations, net income or any other measure of financial performance reported in accordance with IFRS – Accounting Standards or as measures of operating cash flows or liquidity . You should rely primarily on our financial information prepared in accordance with IFRS – Accounting Standards and use of Adjusted EBITDA in a supplemental manner in making your investment decision . For a reconciliation of Adjusted EBITDA to net income, see paragraph 3 . 1 ( Management's discussion and analysis of financial condition and results of operations ), Liquidity and Capital Resources – Reconciliation of Adjusted EBITDA . (3) Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by net revenue . We have grown our business rapidly through strategic acquisitions and organic growth via a continuous focus on efficient capital investment targeted at high - return opportunities . As set forth in the charts below, we have grown our business from US $ 38 . 6 billion in net revenue in 2012 to US $ 86 . 2 billion in net revenue in 2025 , representing a 6 . 4 % compound annual growth rate (" CAGR ") since 2012 and Adjusted EBITDA (calculated as set forth below) from US $ 2 . 2 billion in 2012 to US $ 6 . 8 billion in 2025 , representing a 9 . 0 % CAGR . During the same period, our net income was US $ 0 . 4 billion in 2012 and US $ 2 . 2 billion in 2025 , representing a CAGR of 14 . 4% , and our operating profit increased from US $ 1 . 4 billion in 2012 to US $ 4 . 2 billion in 2025 , representing a CAGR of 8 . 9% . To calculate CAGR, we divided the value of the period in question by its value for the earliest comparative period, raised the result to the power of one divided by the number of intervening periods, and subtracted one from the subsequent result . 22

Description of Business Segments In order to efficiently manage our global operations, we are organized according to the following seven business segments:  Brazil . Our Brazil segment includes all the operating activities from JBS S . A . , mainly represented by slaughter facilities, cold storage and meat processing, fat, feed and production of cattle by - products, such as leather, collagen and other products produced in Brazil . In 2025 , our Brazil segment had net revenue of US $ 15 . 3 billion and Adjusted EBITDA of US $ 955 . 1 million .  Seara . Our Seara segment includes all of the operating activities of Seara and its subsidiaries, mainly represented by chicken and pork processing, production and commercialization of food products and value - added products . In 2025 , our Seara segment had net revenue of US $ 9 . 2 billion and Adjusted EBITDA of US $ 1 , 553 . 4 million .  Beef North America . Our Beef North America segment includes JBS USA’s beef processing operations in North America and the plant - based businesses in Europe . Beef North America also sells by - products to the variety meat, feed processing, fertilizer, automotive and pet food 23

24 industries and also produces value - added meat products including toppings for pizzas . Sampco LLC imports processed meats and other foods such as canned fish, fruits and vegetables to the U . S . and Vivera Topholding B . V . produces and sells plant - based protein products in Europe . In 2025 , our Beef North America segment had net revenue of US $ 28 . 1 billion and Adjusted EBITDA of US $ ( 319 . 5 ) million . Pork USA . Our Pork USA segment includes JBS USA’s pork operations, including Swift Prepared Foods . As a complement to our pork processing business, we also conduct business through our hog production operations, including 31 hog farms and eight feed mills, from which, we will source live hogs for our pork processing operations . In 2025 , our Pork USA segment had net revenue of US $ 8 . 4 billion and Adjusted EBITDA of US $ 898 . 9 million .   Pilgrim’s Pride . Our Pilgrim’s Pride segment includes PPC’s operations, the majority of whose revenues are generated from U . S . , United Kingdom, Europe and Mexico sales of fresh and prepared chicken . The fresh chicken products consist of refrigerated (non - frozen) whole or cut - up chicken, either pre - marinated or non - marinated, and pre - packaged chicken in various combinations of freshly refrigerated, whole chickens and chicken parts . The prepared chicken products include portion - controlled breast fillets, tenderloins and strips, delicatessen products, salads, formed nuggets and patties and bone - in chicken parts . These products are sold either refrigerated or frozen and may be fully cooked, partially cooked or raw . In addition, these products are breaded or non - breaded and either pre - marinated or non - marinated . In 2025 , our Pilgrim’s Pride segment had net revenue of US $ 18 . 5 billion and Adjusted EBITDA of US $ 2 . 8 billion .  Australia . Our Australia segment includes our fresh, frozen, value - added and branded beef, lamb, pork and fish products in Australia and New Zealand . We also operate lamb, sheep, pork and fish processing facilities in Australia and New Zealand . In 2025 , our Australia segment had net revenue of US $ 8 . 1 billion and Adjusted EBITDA of US $ 916 . 0 million .  Miscellaneous . Our Miscellaneous segment (previously labelled “Others”) includes certain operations not directly attributable to our reportable segments set forth above, such as corporate expenses, international leather operations and other operations in Europe . In 2025 , this segment had net revenue of US $ 142 . 6 million and Adjusted EBITDA of US $ 23 . 0 million . For additional information about our reportable segments, see note 24 to JBS N . V . ’s consolidated financial statements and see paragraph 3 . 1 ( Management's discussion and analysis of financial condition and results of operations ), Liquidity and Capital Resources – Reconciliation of Adjusted EBITDA ), paragraph 3 . 1 ( Management's discussion and analysis of financial condition and results of operations ), Reportable Segments, and paragraph 3 . 1 ( Management's discussion and analysis of financial condition and results of operations ), Description of Main Consolidated Statement of Income Line Items – Net Revenue . Each segment’s operating profit or loss is evaluated by our chief operating decision maker based on Adjusted EBITDA . The following charts set forth the proportion of our total net revenue and Adjusted EBITDA by segment for the year ended December 31 , 2025 .

Net revenue by Segment

(year ended December 31, 2025) (1) (2)


Pork USA
10%
Pilgrim's
Pride
21%
Australia
9%
Beef North
America
32%
Seara
10%
Brazil
17%

Adjusted EBITDA by Segment

(year ended December 31, 2025) (1) (2)


Pilgrim's
Pride
41%
Pork USA
13%
Beef North
America
-5%
Australia
13%
Seara
23%
Brazil
14%

(1) Does not consider intercompany eliminations.

(2) Percentage represented by the Miscellaneous segment is immaterial.

Products and Services

We generate the majority of our revenue in each segment from product sales. We sell our products domestically in the countries where we operate our facilities, which we classify as domestic sales, and elsewhere, which we classify as export sales. For example, a product sold in the U.S. would be classified as a domestic sale if produced in one of our plants in the U.S. or an export sale if produced in another country.

Our range of fresh products includes: fresh and frozen beef and lamb products (including traditional cuts, prime cuts and offal); fresh and frozen pork products (including pork carcasses, bone-in cuts, boneless cuts, pork bellies and offal); and fresh and frozen chicken products (including refrigerated and frozen whole and cut-up chickens, bone-in chicken parts and prepackaged case-ready chickens).

Our range of value-added and branded products includes: value-added and branded beef and lamb products (including frozen cooked and pre-cooked beef, corned cooked beef, beef cubes and consumer-ready products, such as hamburgers and sausages); value-added and branded pork products (including ham, trimmings, bacon, sausage and deli and lunch meats); prepared value-added and branded chicken products (including refrigerated and frozen portion-controlled breast fillets, tenderloins and strips, delicatessen products and salads, formed nuggets, patties and bone-in chicken parts, and breaded chicken); and branded egg.

In addition, we sell prepared food products (including ready-to-eat meals, frozen pizza and lasagna).

We also generate revenue from the services we provide, including cattle hotelling in Australia and hog farming in the U.S. Cattle hotelling operations involve the custom housing and feeding of cattle that are owned by third parties in return for fees. While the feedlot operator generally sells the cattle on behalf of the owner (deducting the fees from the sale proceeds), the ultimate risk of the cattle going unsold is borne by the cattle owner, not the feedlot.

Brazil Segment

Products, Sales and Marketing

25

26 The majority of our Brazil segment revenues are generated from the sale of fresh beef (including fresh and frozen chuck cuts, rib cuts, loin cuts, round cuts, thin meats, ground beef, offal and other products) and value - added and branded beef products (including frozen cooked and pre - cooked beef, beef cubes and consumer - ready products, such as hamburgers) . We sell our Brazil segment products in Brazil, which we classify as domestic sales, and elsewhere, which we classify as export sales . Our customers include :  national and regional retailers (including grocery store chains and independent grocers), wholesale distributors and food processors;  international retailers and wholesale distributors (including in China, Hong Kong, the U.S., the Middle East, Europe and emerging markets); and  the foodservice industry, including foodservice distributors, fast food and other restaurants, hotel chains and other institutional customers. We market our products through local sales teams and agents and distribute our products both directly from our facilities and through our distribution centers. We market our Brazil segment products under the brand names "Friboi," "1953," "Maturatta" and "Reserva Friboi," among other brand names. Raw Materials The primary raw material for our Brazilian beef processing operations is live cattle . We seek to purchase cattle from ranchers in Brazil generally located within 500 kilometers of one or more of our beef processing plants . The close proximity of our cattle suppliers to our beef processing facilities results in reduced transportation costs and reduces the risk of weight loss and bruising of cattle during transportation . We enter into livestock purchase agreements with our cattle suppliers, including our affiliates J&F Floresta Agropecuária and JBJ Agropecuária . For more information about our agreement with JBJ Agropecuária, see paragraph 10 . 2 ( Related party transactions ) . We employ experienced cattle buyers who purchase cattle in the principal cattle raising areas in Brazil . Our buyers are trained to select high quality, disease - free animals, and we constantly monitor their performance . We purchase cattle only from select registered producers, based on rigorous animal selection guidelines . Our cattle suppliers are required to document the quality of their operations and verify that their use of antibiotics and agricultural chemicals complies with industry standards . All cattle that we purchase in Brazil are inspected by officials from the SIF . Cattle supply and prices are affected by several factors, such as climate, access to capital by cattle raisers and harvest period . The majority of the cattle slaughtered in Brazil is grass - fed . Facilities We operate 34 beef processing facilities in Brazil, in the States of Acre, Bahia, Goiás, Mato Grosso, Mato Grosso do Sul, Minas Gerais, Pará, Rondônia, São Paulo and Tocantins . Our facilities are strategically located to access raw materials in a cost effective manner and to service our global customer base . For more information about our Brazil segment processing facilities and processing capacities, see paragraph 2 . 3 ( Property, plant and equipment ) – Operating Facilities – Brazil Segment . Seara Segment Products, Sales and Marketing

27 The majority of our Seara segment revenues from our chicken operations in Brazil are generated from the sale of value - added and branded chicken products (which may be fully cooked, partially cooked or raw, in addition to breaded and marinated products, including chicken nuggets and patties) and fresh chicken products (including refrigerated and frozen whole chickens, breast fillets and bone - in chicken parts) . The majority of our Seara segment revenues from our pork operations in Brazil are generated from the sale of value - added and branded pork products (including trimmed cuts, marinated products, ham and bacon) and fresh pork products (including fresh and frozen pork carcasses, bone - in cuts, boneless cuts, pork bellies and offal) . We also sell prepared food products (including ready - to - eat meals, frozen pizza, lasagna and others) under our Seara segment in Brazil but also through our three facilities in the Middle East region . We sell these products in Brazil, which we classify as domestic sales, and elsewhere, which we classify as export sales . Our customers include :  national and regional retailers (including grocery store chains, independent grocers and our own retail stores), wholesale distributors and food processors ;  international retailers and wholesale distributors (including in the Middle East, Europe, Africa, Asia and Latin America) ; and  the foodservice industry, including foodservice distributors, fast food and other restaurants, hotel chains and other institutional customers . We market our Seara segment products under the brand names "Seara," "Seara Nature," "Doriana," "Seara Gourmet," "Massa Leve," "Macedo," "Frango Caipira Nhô Bento," "Rezende," "Excelsior," "Frangosul," "LeBon," "Big Frango," "Confiança," "Delícia," "Primor," "Gradina," "Delicata," "Marba," "Incrível," "Seara Turma da Mônica," among other brand names . Raw Materials Chicken We are a vertically - integrated chicken processor in Brazil and control every phase of the production of our products, including feed mills, hatcheries, incubators, processing plants and distribution centers . We own and raise breeder flocks for the production of hatching eggs . Once hatched, the chicks, or broilers, are transported to independent contract grow - out farms, where they are grown to an age of six to seven weeks . We supply our contract growers with the chicks, feed and veterinary services . The prices of poultry feed may fluctuate significantly, including within short periods, due to several factors, including supply and demand of chicken and the prices of corn and soy meal, which are feed ingredients required for our vertically integrated operations . See paragraph 4 . 2 ( Risk factors ) – Risks Relating to our Business and Industries – Our results of operations may be adversely affected by fluctuations in market prices for, and the availability of, livestock and animal feed ingredients . We seek to manage certain of these risks with risk and hedge management programs, including futures and options agreements . However, these strategies do not completely eliminate these risks . In addition, these programs may also limit gains from fluctuations in commodities prices . Pork The primary raw material for our Brazil fresh pork processing operations is live hogs . Our Brazil fresh pork operations are mostly vertically integrated, and we own and raise hogs on feed for use in our own slaughterhouses . The raising of hogs is outsourced to contract farmers under strict supervision and control . We also purchase a small number of hogs from third parties on the spot market . The feed

28 ingredients needed to raise hogs are substantially similar to those used to feed chickens . We generally purchase feed ingredients in the spot market or under forward purchase arrangements priced at market prices upon delivery or with fixed prices . We seek to hedge the feed ingredients we purchase in Brazil through financial instruments traded on the B 3 in order to attempt to protect ourselves from price variations between the date of their purchase and the date of their delivery . Facilities We operate 31 fresh chicken processing, 25 value - added, branded and prepared foods facilities in Brazil, two prepared foods facilities in Saudi Arabia and one prepared foods facility in the United Arab Emirates . For more information about our Seara segment chicken processing facilities and processing capacities, see paragraph 2 . 3 ( Property, plant and equipment ) – Operating Facilities – Seara Segment . We own and operate eight fresh pork processing facilities in Brazil, located in the States of Mato Grosso do Sul, Rio Grande do Sul, Paraná and Santa Catarina . For more information about our Seara segment pork processing facilities and processing capacities, see paragraph 2 . 3 ( Property, plant and equipment ) – Operating Facilities – Seara Segment . As a vertically - integrated chicken processor, we also own and operate rendering plants, feed mills and hatcheries in Brazil . Beef North America Segment Products, Sales and Marketing The majority of our beef revenues from our operations in the U . S . and Canada are generated from the sale of fresh beef products (including fresh and frozen chuck cuts, rib cuts, loin cuts, round cuts, thin meats, ground beef, offal and other products) . We also sell value - added and branded beef products (including frozen cooked and pre - cooked beef, corned cooked beef, beef cubes and consumer - ready products, such as hamburgers and sausages) . In addition, we sell beef by - products to the variety meat, feed processing, fertilizer and pet food industries . Cattle hides are sold for both domestic and international use, primarily to the clothing and automotive industries . We sell these products in the countries where we operate our facilities, which we classify as domestic sales, and elsewhere, which we classify as export sales . Following JBS USA’s acquisition Vivera Topholding BV, which was completed in June 2021 , we also sell plant - based food products in Europe . We market products under several brand names, including “Swift,” “ 1855 ,” “Grass Run Garm,” “Imperial American Wagiu Beef” and “La Herencia . ” Our hallmark brand, Swift, was founded in 1855 . We believe that our brands, marketed primarily at the wholesale level, provide a platform for further growth and expansion of our value - added and premium program product lines . We market our products through several channels including :  national and regional retailers (including grocery supermarket chains, independent grocers and club stores) and wholesale distributors;  prepared food companies who use our beef products as a food ingredient for prepared meals, raw materials for hamburger and by - products for pharmaceutical and leather production;  the foodservice industry, including foodservice distributors, restaurant and hotel chains and other institutional customers; and  international retailers and wholesale distributors (including Japan, Mexico, South Korea and Hong Kong).

29 Our largest distribution channel is retail . We intend to focus on increasing our direct sales to retail and prepared food customers and to international distribution channels, which we believe are likely to provide the higher margin opportunities over time . Global Exports We sell our U . S . and Canadian beef products in approximately 70 countries on six continents . The international beef market is divided between the Pacific Block (which includes the U . S . , Japan, Canada, Mexico and South Korea) and the Atlantic Block (Europe, Africa, the Middle East and South America) . This division reflects not only historical and geographical ties but also certain common sanitary criteria . The Pacific Block prohibits imports of fresh beef from countries or regions where there is still a risk of new outbreaks of FMD and from countries or regions that are FMD - free but implement FMD vaccination programs . However, the Pacific Block permits imports of processed beef (including cooked and pre - cooked products) from these countries . Most countries of the Atlantic Block permit imports of fresh beef from FMD - free countries that implement FMD vaccination programs . They also recognize that FMD can be eradicated on a regional (as opposed to national) basis in certain countries, including Brazil, which has areas that are FMD - free and have vaccination programs, qualifying them to export fresh beef . Under this regionalization concept, many beef producing regions in Brazil are thus qualified to export fresh beef to countries in the Atlantic Block . Notwithstanding the foregoing, most countries in the Atlantic Block impose import restrictions on beef treated with growth hormones, citing health concerns . Brazil and Argentina have prohibited the use of growth hormones on their cattle . The U . S . has been an FMD - free country since the eradication of the disease, and it does not implement vaccination programs . However, the U . S . treats most of their cattle with growth hormones, and, accordingly, the European Union and several other countries have banned imports of beef from the U . S . treated with growth hormones . Raw Materials The primary raw material for our U . S . and Canadian beef processing plants is live cattle . Vertically integrated beef processors, who own cattle on feed, can be subject to significant financial impact in terms of working capital utilization, since cattle on feed eat in the yards for 90 - 180 days and do not generate revenue until processed . Since cattle on feed consume feed with a replacement price that is subject to market changes, vertically integrated beef processors have direct financial exposure to the volatility in corn and other feedstock prices . We do not own cattle on feed, and we generally purchase cattle in the spot market or pursuant to market - priced supply arrangements from feedlot operators and, except as described below, typically hold cattle for less than one day before processing . After processing, we sell the beef at spot prices . Because we generally buy cattle at market prices and sell the finished beef product at market prices with just a short time between the purchase and sale, we are not exposed to changing market prices over as great a span of time as vertically integrated processors . As such we are primarily a "spread" operator, and our operating profit is determined by plant operating efficiency in addition to fluctuations in prices of cattle and beef . All of our U . S . cattle procurement process is centralized at our headquarters in Greeley, Colorado . We require all of our cattle suppliers to document the quality of their feedlot operations, verify that the use of antibiotics and agricultural chemicals follow the manufacturer’s intended standards and confirm that feed containing animal - based protein products, which have been associated with outbreaks of BSE, has not been used . We have in excess of 3 , 000 suppliers who supply us with cattle . JBS Packerland’s four processing plants purchase lean Holstein steers and cows and other cattle, primarily from feedyards, auction barns, direct contract relationships with suppliers in close proximity to processing plants and from

30 its existing cattle feeding operations . The close proximity of these plants to most of their suppliers reduces transportation costs, shrinkage and bruising of livestock in transit . We secure our cattle needs under forward purchase arrangements and on the spot market . Our forward purchase contracts are not fixed price contracts but are priced at market prices upon delivery, thus generally minimizing our exposure to price volatility before delivery . On March 16 , 2018 , Pinnacle Arcadia Cattle Holdco, LLC, as supplier, and JBS USA Food Company, as buyer, entered into a live cattle supply agreement, pursuant to which the supplier agreed to exclusively sell, and buyer agreed to purchase, all cattle owned by the supplier and its affiliates to JBS USA Food Company and its affiliates (subject to certain limited exceptions), and the supplier shall guarantee a continuous supply of cattle per week and per year pursuant to minimum and maximum volumes and prices set forth in the agreement, for processing at buyer’s facilities . The term of the live cattle supply agreement is 10 years . Processing Facilities We own and operate nine beef processing facilities in the U . S . and one beef processing facility in Canada . Our facilities are strategically located to access raw materials in a cost effective manner and to service our global customer base . We also own and operate seven value - added and branded facilities in the U . S . and one in Canada, that are reported in our Beef North America segment and produce consumer - ready beef and pork products for certain customers . We also operate one hide tannery facility in the U . S . We also own and operate three plant - based protein processing facilities in the Netherlands that are included in our Beef North America segment . For more information about our beef processing facilities and processing capacities in the U . S . and Canada, see paragraph 2 . 3 ( Property, plant and equipment ) – Operating Facilities – Beef North America Segment . Our facilities utilize modern, highly - automated equipment to process and package beef products, which are typically marketed in the form of boxed beef . We also customize production and packaging of beef products for several large domestic and international customers . The designs of our facilities emphasize worker safety to ensure regulatory compliance and to reduce worker injuries . Our facilities are also designed to reduce waste products and emissions and dispose of waste in accordance with applicable environmental standards . We have equipped our Riverside, California facility to process value - added and branded products, including, for example, the G . F . Swift 1855 brand line of premium beef products . Our Greeley, Colorado ; Cactus, Texas ; and Grand Island, Nebraska, facilities have been equipped for value - added and branded operations, including slicing, grinding and cubing of beef products for retail and foodservice customers . Our JBS Packerland facilities are engineered to process both fed cattle and cows . Steers and heifers raised on concentrated rations are typically referred to in the cattle industry as "fed cattle," and cattle not fed such concentrated rations are usually referred to as "non - fed cattle . " Many beef processing facilities in the U . S . are engineered to process only cows or only fed cattle . This flexibility enables us to shift operations between fed cattle and cows based upon market availability, seasonal demand and margins . In addition, JBS Packerland facilities are located near major metropolitan areas, resulting in lower freight costs compared to cattle processing plants in other localities . JBS Packerland’s Tolleson, Arizona plant is located near Phoenix, Tucson and Los Angeles ; the Plainwell, Michigan plant is located near Chicago and Detroit ; the Green Bay plant is located near Milwaukee and Chicago ; and the Souderton, Pennsylvania plant is located near Baltimore, Philadelphia and New York . We have also invested in a ground beef operation at the Tolleson plant . Our food safety efforts incorporate what we believe to be a comprehensive network of leading technologies, such as our MultiCheck process, that minimize the risks involved in beef processing . Two of the elements of MultiCheck are double pasteurization of carcasses prior to chilling and a chilled carcass

31 treatment using organic acid immediately prior to carcass disassembly . SwiftTrace is another element we implemented as part of our ongoing commitment to animal and human safety . SwiftTrace is a process whereby live animals and finished animal products can be traced backward or forward in the supply chain . This process helps to build confidence from suppliers, customers and consumers in the food supply chain . Pork USA Segment Products, Sales and Marketing The majority of our revenues from our pork operations in the U . S . are generated from the sale of fresh pork products (including fresh and frozen pork carcasses, bone - in cuts, boneless cuts, pork bellies and offal) . We also sell value - added and branded pork products, including bacon, sausage, hams, bellies and trimmings, which are sold predominantly to prepared food companies who, in turn, also manufacture bacon, sausage and deli and luncheon meats . Our remaining sales are derived from by - products and from value - added and branded, higher margin products . Due to the higher margins attributable to value - added and branded products, in recent years we have placed greater emphasis on the sale of moisture - enhanced, seasoned, marinated and consumer - ready pork products to the retail channel and boneless ham and skinless bellies to the prepared food channel . We sell these products in the U . S . , which we classify as domestic sales, and elsewhere, which we classify as export sales . We sell our pork products in more than 30 countries on five continents . Most of our U . S . pork exports are sold to Asia, Mexico, America Central and Canada, since the European Union prohibits the import of animals treated with certain antibiotics and certain growth hormones commonly used in the U . S . However, our Worthington, Minnesota pork processing plant is EU - certified and sells a portion of its production to the European Union . Our JBS USA Pork segment also includes Sunnyvalley, a smoked bacon, ham and turkey processing business in the U . S . , which we acquired on December 1 , 2021 and expanded our presence in the value - added and branded product categories, and TriOak, which we acquired on December 2 , 2022 , and ensures access to a consistent supply of premium hogs for our pork processing facilities . In 2025 , we announced the entry into an agreement to purchase a production facility in Ankeny, Iowa, for US $ 100 million, with plans to build out the largest ready - to - eat bacon and sausage plant in our Unites States portfolio . After the initial capital investments and construction are complete, the plant is expected to be operational by mid - 2026 . This announcement aligns with our long - term strategy of offering more value - added and prepared foods products to meet the needs of our customers and consumers . We market products under several brand names, including “Swift,” “Principe,” “Sampco” and “Sunnyvalley,” as mentioned above, and among other names . We market our pork products through several channels, including :  national and regional retailers (including grocery supermarket chains, independent grocers and club stores) and wholesale distributors ;  prepared food companies who use our pork products as a food ingredient for prepared meals, raw materials for sausage manufacturing and by - products for pharmaceutical and leather production ;  the foodservice industry, including foodservice distributors, fast food and other restaurants, hotel chains and other institutional customers ; and  international retailers and wholesale distributors (including in Japan, Mexico, South Korea and China) . Raw Materials

32 The primary raw material for our U . S . pork processing operations is live hogs . We process live hogs in our production facilities and sell the finished products at spot prices . In the U . S . , the majority of our pork operations are not vertically integrated . Vertically - integrated pork processors, who own hogs on feed, can be subject to significant financial impact in terms of working capital utilization, since hogs on feed stay in yards for approximately 180 days . In addition, since hogs on feed consume feed with a replacement price that is subject to market volatility, vertically - integrated pork processors have direct financial exposure to the volatility in grains and feedstock prices . Because we typically acquire our live hogs within 24 hours of processing, we are not exposed to changing market prices over an extended span of time . The majority of our live hog supply is purchased from third parties through long - term supply contracts . We employ a network of hog buyers at our processing plants and buying stations to secure our hog supply . These supply contracts are typically two to three years in duration and stipulate minimum and maximum purchase commitments with prices based in part on the market price of hogs upon delivery, with adjustments based on quality, weight, lean composition and meat quality . We purchase our remaining hogs on the spot market at a daily market price with the same general quality and yield grade as we require under our contracts . We also operate 31 hog farms in the U . S . , and we raise approximately 25 % of our live hog needs . Processing Facilities We own and operate five fresh pork processing facilities in the U . S . , located in close proximity to major hog growing regions . We also own and operate nine pork only value - added and branded facilities in addition to the seven shared beef and pork value - added and branded facilities described above under – Beef North America Segment – Processing Facilities – U . S . and Canada . For more information about our pork operating facilities in the U . S . , see paragraph 2 . 3 ( Property, plant and equipment ) – Operating Facilities – Pork USA Segment . Our facilities utilize modern, highly - automated equipment to process and package pork products, which are typically marketed in the form of boxed pork . Since July 2007 , we have made capital and operational expenditures, including the installation of plate freezers and value - added and branded variety meats capture technology . We believe that these expenditures have enhanced product quality, improved customer satisfaction and increased sales potential . All of our pork facilities produce value - added and branded products, including seasoned and marinated pork items . The design of our facilities emphasizes worker safety to ensure regulatory compliance and to reduce worker injuries . Our facilities are also designed to reduce waste products and emissions and dispose of waste in accordance with applicable environmental standards . Our Worthington, Minnesota pork plant is a European Union - certified facility that enables us to export primal cuts to Europe . Our food safety task force consists of experts in the field of meat processing, food microbiology and quality assurance, all working together to assure compliance at all stages of the production chain and distribution channels . Our internal programs, policies and standards are designed to exceed both regulatory requirements and customer specifications . Our food safety efforts incorporate what we believe is a comprehensive network of leading technologies, such as our MultiCheck process described above, that minimize the risks involved in pork processing . Pilgrim’s Pride Segment Products, Sales and Marketing North America The majority of our revenues from our chicken operations in the U . S . , Mexico and Puerto Rico are generated from the sale of refrigerated whole and cut - up chickens and prepackaged case - ready chicken (including various combinations of freshly refrigerated whole chickens and chicken parts ready for the

33 retail grocer’s fresh meat counter) and prepared chicken products (including refrigerated and frozen portion - controlled breast fillets, tenderloins and strips, delicatessen products and salads, formed nuggets and patties and bone - in chicken parts) . Our prepared chicken products may be fully cooked, partially cooked or raw and include breaded and marinated products . We sell these products in the countries where we operate our facilities, which we classify as domestic sales, and elsewhere, which we classify as export sales . Our customers include :  national and regional retailers (including grocery supermarket chains, independent grocers and club stores) and wholesale distributors;  international retailers and wholesale distributors in approximately 80 countries on six continents; and  the foodservice industry, including foodservice distributors, fast food and other restaurants, hotel chains and other institutional customers. We market our North American chicken products under the brand names "Pilgrim’s Pride," "Gold Kist Farms" and "Del Dia," among others . Europe Our revenues from our chicken operations in Europe are generated from our Moy Park business, which includes the sale of fresh and frozen, value - added, branded and prepared chicken products . In the United Kingdom, our fresh chicken sales primarily consist of refrigerated and frozen whole chickens, breast fillets and bone - in chicken parts . In the United Kingdom, France and the Netherlands, we produce value - added, branded and prepared chicken products for sale to customers in retail, foodservice, agricultural and international distribution channels . We also sell a range of ready - to - cook, coated and ready - to - eat chicken products to major retailers and large foodservice customers . We maintain a new product development team and an executive chef to continue to develop new ideas for value added products across our range, and share those insights with our customers in order to drive sales . We have included new innovative products in its portfolio every year since 2020 with a growing new product development pipeline . Our Pilgrim’s Pride segment also includes our U . K . prepared meat and meals products business, which we acquired through PPC’s acquisition of the specialty meats and ready meals businesses of Pilgrim’s Food Masters (formerly known as Kerry Group plc) . Pilgrim’s Food Master is a leading manufacturer of branded and private label meats, meat snacks and food - to - go products in the U . K . and the Republic of Ireland . We closed the Pilgrim’s Food Masters acquisition in September 2021 . We have strong brands with high levels of brand recognition in the markets in which such brands are sold, including “Moy Park,” “Richmond,” “Fridge Riders,” “Denny,” “Rollover,” “Oak House Foods,” among other brands . We believe the development of our brands is important as it provides customers with confidence in the quality and consistency of our products . Brand marketing is focused on establishing our brands through consistent quality and product innovation as well as developing relationships with key customers . We believe that our brands can be expanded throughout Europe, which provides the opportunity to sell higher - margin products in our traditional markets . We sell these products in the countries where we operate our facilities, which we classify as domestic sales, and elsewhere, which we classify as export sales . Our customers include :  national and regional retailers (including grocery supermarket chains, independent grocers and club stores) and wholesale distributors;  international retailers and wholesale distributors; and

34  the foodservice industry, including foodservice distributors, fast food and other restaurants, hotel chains and other institutional customers. Raw Materials We are a vertically - integrated chicken processor in North America and Europe . We control every phase of the production of our products, including farms (contract, owned, under poultry rearing agreements or under tenancy), feed mills, hatcheries and processing plants . A portion of our broilers are transported to independent contract grow - out farms, where they are grown to an age of approximately five weeks . We supply our contract growers with the chicks, feed and veterinary services . We typically enter into long - term non - exclusive agreements with some of our suppliers for future physical delivery of feed ingredients at established prices . All of our suppliers are subject to inspection bodies and applicable laws in their area of operations . We have multiple suppliers and we believe a low risk of concentration . The prices of poultry feed may fluctuate significantly, including within short periods, due to several factors, including supply and demand of chicken and the prices of corn and soy meal, which are feed ingredients required for our vertically integrated operations . See paragraph 4 . 2 ( Risk factors ) – Risks Relating to our Business and Industries – Our results of operations may be adversely affected by fluctuations in market prices for livestock and animal feed ingredients . We try to manage some of these risks with risk and hedge management programs, including futures and options agreements . However, these strategies do not completely eliminate these risks . In addition, these programs may also limit gains from fluctuations in commodities prices . Furthermore, in 2012 we began migrating a majority of our North American finished goods sales contracts to cost - plus contracts with certain of our customers and market - based contracts for most of our customers, thereby mitigating our exposure to grain price fluctuations . Processing Facilities North America We own and operate 25 chicken processing facilities in the U . S . , six chicken processing facilities in Mexico and one chicken processing facility in Puerto Rico . For more information about our chicken processing facilities and processing capacities in the U . S . , Mexico and Puerto Rico, see paragraph 2 . 3 ( Property, plant and equipment ) – Operating Facilities – Pilgrim’s Pride Segment . As a vertically - integrated chicken processor, we also own and operate rendering plants, feed mills and hatcheries in the U . S . , Mexico and Puerto Rico . Europe We own and operate four fresh chicken processing facilities, two pork processing facilities, one lamb processing facility and one hog farm in the United Kingdom . As a vertically - integrated chicken processor, we also own and operate feed mills and hatcheries in the United Kingdom . We conduct our value - added and prepared food operations in Europe through 23 processing facilities . For more information about our chicken, value - added, branded and prepared food processing facilities and processing capacities in the United Kingdom and Europe, see paragraph 2 . 3 ( Property, plant and equipment ) – Operating Facilities – Pilgrim’s Pride Segment . Australia Segment Products, Sales and Marketing The majority of our beef revenues from our operations in Australia are generated from the sale of fresh beef products (including fresh and frozen chuck cuts, rib cuts, loin cuts, round cuts, thin meats, ground beef, offal and other products) . We also sell value - added and branded beef products (including frozen

35 cooked and pre - cooked beef, corned cooked beef, beef cubes and consumer - ready products, such as hamburgers and sausages) . We also operate lamb, pork and fish processing facilities in Australia and New Zealand . We sell these products in the countries where we operate our facilities, which we classify as domestic sales, and elsewhere, which we classify as export sales . The majority of our beef products are derived from grass - fed cattle . However, we also sell beef products derived from grain - fed cattle, which provide higher quality meat and command a premium price . We also provide cattle "hotelling" services in Australia . We operate several feedlots that provide custom feeds for other producers on an opportunistic basis, with a one - time feeding capacity of more than 160 , 000 cattle . While the feedlot operator generally sells the cattle on behalf of the owner (deducting any final feed and care costs for fattening the animal and delivering the fattened animal to the meat processor from the sale proceeds), the ultimate risk of the cattle going unsold is borne by the cattle’s owner, not the feedlot . Our JBS Australia segment also includes Rivalea, a hog breeding and processing business in Australia we acquired on January 4 , 2022 , and Huon Aquaculture Group Ltd, an Australian salmon aquaculture company we acquired on November 17 , 2021 . This acquisition expands our presence in Australia as we enter into the salmon business . We market products under several brand names, including “Swift,” “Great Southern,” “Primo,” “Rivalea,” “Beehive,” among others . Global Exports Australia is an FMD - free country and does not implement vaccination programs against the disease . It also does not use growth hormones in a small part of its cattle herd and is therefore able to export to any country in the world . As a result of this division and the sanitary restrictions between the Pacific Block and the Atlantic Block, we believe that our U . S . export operations of fresh beef today do not directly compete with our Brazilian export operations of fresh beef in our main export destinations . Although JBS in Brazil is a large exporter of beef to the European Union, for example, we do not have relevant export volume to the European Union because of its restrictions on beef treated with growth hormones . Consequently, we do not have formal arrangements with JBS in Brazil to coordinate our exports in our export markets . However, to the extent that sanitary restrictions change in the future, we could become direct competitors of our Brazilian operations in certain export markets . Raw Materials The primary raw materials for our Australia and New Zealand processing operations are live cattle, lamb, hog and grain . Our Australian cattle procurement function is focused on efficiently sourcing both grass - fed cattle and feeder cattle for our grain - fed business . Our cattle are primarily sourced from third party suppliers with specific weight and grade characteristics . This process helps ensure that the cattle we source meet our future order requirements . Processing Facilities In Australia, we own and operate seven standalone beef processing plants, including the largest and what we believe to be the most technologically advanced facility in that country, two standalone lamb processing plants and one combined beef and lamb processing plant, three pork processing plants and two fish processing plants . We also operate seven value - added facilities and eight retail locations and 43 hog farms in Australia and one value - add facility in New Zealand . Our facilities are strategically located to access raw materials in a cost effective manner and to service our global customer base . We also operate one hide processing facility in Australia . For more information about our beef, lamb, pork and fish operating facilities in Australia and New Zealand, see paragraph 2.3 (*Property, plant and equipment*) – *Operating Facilities – Australia Segment.*

Since 2007, we have made capital and operational expenditures, including the installation of plate freezers and value-added variety meats capture technology. We believe these expenditures have enhanced product quality, improved customer satisfaction and increased sales potential. We have equipped our facilities to process value-added products and consumer-ready products. Our facilities produce additional value-added products, including seasoned and marinated beef items. The design of our facilities emphasizes worker safety to ensure regulatory compliance and to reduce worker injuries. Our facilities are also designed to reduce waste products and emissions and dispose of waste in accordance with applicable environmental standards.

All products are subject to stringent animal husbandry and food safety procedures. Our processing plants are subject to extensive regulation and inspection by the Australian government, through the Australian Quarantine Inspection Service (**"AQIS"**), the Australian equivalent of the USDA. Our Australian processing plants are currently in compliance with all AQIS international customer requirements. Our Dinmore and Beef City facilities are European Union-certified facilities, which enable us to export primal cuts to Europe. Our feedlots provide a clean and scientific feeding regimen to ensure that safe grain-fed products are delivered to our customers.

Miscellaneous Segment

Our Miscellaneous segment include certain operations not directly attributable to our reportable segments set forth above, such as corporate expenses, international leather operations and other operations in Europe.

We operate several hide tanneries around the world, including: one in Argentina, one in Uruguay, one in Mexico, one in Germany, one in Vietnam and one in Italy.

Distribution and Transportation

Our distribution and transportation network enables us to sell our products throughout the world and is fundamental to our strategy of expanding into new markets and consolidating our safe and high-quality services in markets in which we already operate. We continue to seek innovative solutions to accomplish this mission. Our distribution network consists of distribution centers and sales offices.

The table below sets forth our owned and leased distribution centers by location as of December 31, 2025:

	Owned Facilities	Leased Facilities	Total
Brazil	9	24	33
Mexico	8	23	31
United States	2	—	2
Puerto Rico	—	1	1
Australia	—	7	7
New Zealand	—	1	1
Europe	1	2	3
Total	**20**	**58**	**78**

South America

36

37 Our transportation network in Brazil consists of owned and outsourced trucks for distribution and transportation of raw material . We use this fleet to transport raw materials, including cattle, grains and chicken to our processing plants and export finished products to various ports throughout Brazil, as well as other vehicles that serve our direct distribution network of domestic retailers and end consumers . In order to facilitate export logistics, we have an inland container terminal on land located in Cubatão, São Paulo (near the Port of Santos, the largest port in Latin America), which we purchased in October 2007 . North America Our transportation network in the U . S . consists of owned or leased trucks in the U . S . that are especially equipped to transport raw materials and finished products . We also utilize third - party shipping companies that provide us with additional trucks to transport our raw materials and finished products . Our diesel fuel costs are not significant because fuel costs are generally borne by the customer and are therefore largely "passed through" to the buyer of the finished goods . We do not have long - term contracts to purchase diesel fuel since we purchase most of our fuel for our trucks on the national highway system in truck stops . Europe In Europe, we rely on a mix of owned and contractor - operated vehicles to transport live chickens from farms to our primary production sites in specialized humane high - welfare containers . We also rely on a mix of owned and contractor - operated refrigerated vehicles to move partly finished products between our various production sites for further processing . Once processed, our products are chilled or frozen and delivered to our customers . Chilled products typically move from the processing plant to the customer within one to two days . For deliveries to customers, we outsource distribution using a number of distribution partners, which enables us to make use of a variety of flexible solutions provided by these logistics providers . Certain of our customers are involved in our product distribution process, either by handling all of their own delivery and distribution needs (effectively taking delivery of our products at the factory door) or by acting as contractors to back - haul certain products from Northern Ireland to destinations in Great Britain . In order to mitigate the risks associated with the refrigerated transportation of perishable items, we obtain insurance for loss of goods and we secure contractual provisions transferring some of the risk to haulers . However, we are at times forced to bear certain of these risks ourselves . Our warehousing operations are predominantly focused at site level, with external cold storage locations available for use, as needed, but with a focus on minimizing their use to reduce costs . A dedicated internal team drives planning for logistical processes to ensure that operations are as low cost but as flexible as possible while maintaining the highest levels of customer service . Our poultry by - products typically have a longer lag time between processing and delivery to the customer . Australia and New Zealand Our distribution network in Australia and New Zealand varies by product type . Our distribution facilities in Australia and New Zealand are strategically located near certain of our processing plants . We also sell our products to foodservice distributors that further distribute our products to restaurants and hotel chains and other customers . These foodservice distributors purchase our products from our processing plants . Competition Beef and Pork Industries The beef and pork sectors are highly competitive in the markets in which we operate . We believe that the main competitive factors in the beef and pork industries are operational efficiency, product availability,

38 quality and cost of raw materials, manpower, price, quality, food safety, product distribution, technological innovation and brand loyalty . Our ability to compete effectively depends on our capacity to compete in these areas . See paragraph 4 . 2 ( Risk factors ) – Risks Relating to Our Business and Industries – We face competition in our business, which may adversely affect our market share and profitability . In the beef sector, our primary competitors are international beef producers, such as Marfrig and Minerva in Brazil, Tyson Foods, Inc . , National Beef Packing Company, LLC and Cargill Inc . in the U . S . and Teys Bros Pty Ltd . and Nippon Meat Packers Ltd . in Australia . In the pork sector, our primary competitors are Smithfield Foods, Inc . , Tyson Foods, Inc . , Seaboard Foods and Hormel Foods Corporation in the U . S . and Cooperativa Aurora — Cooperativa Central Oeste Catarinense Ltda . in Brazil . In addition, our U . S . , Canadian and Australian beef operations also compete with our South American beef operations to a limited degree . For example, our Australian operations export to markets in the European Union, the U . S . , Africa and the Middle East, Japan and South Korea, which are markets to which our South American operations also exports . We do not believe our intra - company competition in these markets has a material adverse effect on our current business . Poultry Industry The poultry sector is highly competitive in the markets in which we operate . We believe that the main competitive factors in the poultry industry vary in accordance with the market . In the retail market, we believe that competition is primarily based on product quality, brand awareness, client service and price . In the food services market, we believe that competition is primarily based on consistent quality, product development, customer service and price . Our ability to compete effectively depends on our capacity to compete in these areas . See paragraph 4 . 2 ( Risk factors ) – Risks Relating to Our Business and Industries – We face competition in our business, which may adversely affect our market share and profitability . In the poultry sector, our primary competitors are Tyson Foods, Inc . and Sanderson Farms, Inc . in North America, BRF in Brazil and 2 Sisters Food Group in Europe . Seasonality Demand In the beef sector in the U . S . , seasonal demand for beef products is higher in the summer and autumn months, when weather patterns allow for more outdoor activities . There is typically an increase in the demand for higher value products, such as steaks, during such months . Both the prices for live cattle and packaged beef tend to reach seasonal highs at such times . Because of the increase in consumption and more favorable conditions for the growth and housing of confined animals in the winter months, there are generally more cattle available in the summer and autumn . Seasonal demand in Australia does not fluctuate as much as it does in the U . S . The pork sector in the U . S . presents similar seasonal cycles, but in different months . The greatest demand for pork occurs from October to March, when the availability of hogs combined with the holidays increase the demand for ham, pork loin and other pork products with greater aggregated value . We experience no major seasonal fluctuations in demand in our U . S . , Mexico and Puerto Rico chicken business . Nevertheless, our net revenues have been historically higher in our second and third fiscal quarters, corresponding to the spring and summer in North America and lower in our first fiscal quarter, corresponding to the winter . Generally, our sales in Brazil are not impacted by seasonality . However, in regards to our chicken segment, we have observed fluctuations in demand whereby our net revenues in Brazil from this segment are historically higher in the first half of the year, coinciding with the summer and fall, and sales volume of certain of our special product lines undergo considerable variation during certain holidays, including

39 Christmas, New Year and Easter . Nonetheless, we believe that such variations do not materially affect our results . Our chicken and processed food businesses are generally subject to minor seasonal fluctuations in our European division, which includes operations in the United Kingdom, Ireland, France and the Netherlands . While product mix changes seasonally, with certain prepared foods and barbecue items selling in higher volumes during the summer, and certain prepared foods and raw turkeys selling in higher volumes around Christmas, there is generally a continued demand for poultry throughout the year . Impact of Commodity Prices Beef, pork and chicken markets are affected by fluctuations in the prices of certain commodities . Our North American beef and pork businesses are indirectly influenced by fluctuations in the prices of feed ingredients since we do not keep or raise our own cattle and we raise only about 25 % of our hogs . Instead, our beef and pork businesses are more directly affected by fluctuations in the spot market for beef cattle and hogs in the regions where we buy a significant part of the beef cattle and hogs required for our operations . On the other hand, our North American chicken business is more influenced by fluctuations in the prices of corn and soy meal, which are feed ingredients required for our vertically integrated chicken operations . A substantial portion of animal feed production used for the growing of chicken in Brazil comes from soy, soy products and corn, and although these costs are denominated in Brazilian reais, the prices of these commodities tend to follow international prices, which in turn, are denominated in U . S . dollars and are influenced by exchange rate fluctuations . As a result, our businesses are heavily influenced by fluctuations in the prices of corn and soy meal, feed ingredients that are necessary for our vertically integrated chicken operations . Likewise, the fluctuation of commodities prices impacts the prices of raw materials, primarily wheat and soy, used to produce feed for our chicken operations in Europe . Intellectual Property Although we hold a number of trademarks that are registered or have been filed and are under analysis with the Brazilian Intellectual Property Office ( Instituto Nacional de Propriedade Industrial ), the U . S . Patent and Trademark Office and trademark offices in other jurisdictions, we do not depend on any specific trademark or other form of intellectual property to run our business . Insurance We have an insurance program that provides for protection against (1) property damages affecting most of our buildings, furniture, machinery, appliances, products and raw materials caused by fire, lightning, explosion, flooding, electrical faults, landslides, riots, strikes, lock - outs and windstorms, (2) deterioration of goods in refrigerated areas, (3) robbery and theft, (4) environmental liability regarding transportation and (5) D&O insurance . Our insurance is renewed annually . We believe that our insurance policies provide suitable coverage for the risks inherent to our operations both in terms of the type of coverage and of the insured amounts . Even though we have insurance policies, there are risks that are not covered, such as war, unavoidable and unforeseen circumstances or the interruption of some activities and losses arising from events that are not insured . If any of these events occur, we may incur significant costs which may have a material adverse effect upon our financial performance and results of operation . Certain of our subsidiaries offer their employees defined medical and dental benefit, which expose us to actuarial risks . We purchase insurance policies with deductibles for certain losses related to workers’ compensation and casualty and property damage claims . We purchase stop - loss coverage in order to limit our exposure to any significant level of certain claims . We are self - insured for risks relating to

40 environmental liability . Self - insured losses are accrued based upon periodic assessments of estimated settlements for known and anticipated claims . Compliance Program Since the execution of the Brazilian Collaboration Agreements and Leniency Agreement in 2017 (see paragraph 10 . 2 ( Related party transactions ), JBS N . V . and its subsidiaries have made substantial investments in the improvement of their anti - bribery and anti - corruption compliance program (the " ABAC Program ") . In particular, the ABAC Program has been structured around the key pillars described below :  Leadership and tone at the top . The ABAC Program is overseen by JBS N . V . ’s board of directors through reporting from compliance department leadership . Senior professionals with significant legal and compliance experience in government and private practice have been hired to oversee the day - to - day operation of each company’s compliance department . These professionals include a Global Chief Ethics and Compliance Officer and heads of compliance in the U . S . , Brazil, Australia and the United Kingdom . The leadership teams are supported by dedicated compliance professionals who manage the compliance function . The ABAC Program also is supported by ethics and compliance committees, which have been implemented at JBS N . V . , JBS USA and PPC . The committees generally meet quarterly and include senior business leaders or other business unit leaders . The committees address a variety of compliance matters, including assisting with improvements to the ABAC Program, reviewing ethics cases and providing guidance to the compliance departments . In June 2022 , as a part of our strategy to consolidate the ABAC Program under a global structure, JBS S . A . formed the Global Executive Ethics and Compliance Committee, which is an executive committee comprised of the JBS Global Chief Ethics and Compliance Officer, JBS S . A . Compliance Director, PPC Head of Ethics and Compliance, JBS Australia General Counsel, J&F Global Compliance Officer and the Chairman of the JBS S . A . board of directors . The goal of the Global Compliance Committee is to harmonize key compliance - related policy areas in the company’s worldwide business . Specifically, the Global Compliance Committee’s organizational document charges the Global Compliance Committee with : o advising, supporting and identifying matters and subjects to improve within the ABAC Program, including detecting potential violations of law, regulations or policy ; o recommending the implementation of policies to be applied globally by all of our companies ; o helping ensure that our business is conducted with integrity and ethics, in accordance with all relevant laws and regulations, our Code of Conduct and Ethics (" Code of Conduct "), policies and internal controls practices ; and o preventing, detecting and correcting any ethical, behavioral, and/or any compliance - related deviation .  Risk assessment . JBS N . V . has conducted periodic risk assessments, with the assistance of experienced professionals, to understand the bribery and compliance risks associated with the company’s business activities . The risk assessments have been used to adapt our ABAC Program to the risks we face, including developing additional training and implementing mitigating controls .  Policies and procedures . We have adopted an updated global Code of Conduct, which is available in multiple languages, and have established and updated risk - based policies applicable to our business and the risks that we face . Our policies address, among other matters, the risks of bribery and corruption, conflicts of interest, gifts, meals, entertainment,

41 donations, sponsorships and third parties, and, under the guidance of the Global Compliance Committee, we specifically adopted a Global Antibribery and Anticorruption Policy several years ago .  Training . Our employees receive training on our Code of Conduct and our policies, including our Global Anti - Bribery and Anti - Corruption Policy . Training is provided at onboarding and periodically thereafter .  Ethics line and investigations . We have implemented ethics lines across our global footprint that are hosted by independent third parties, which allow any interested party to report potential or suspected violations of our Code of Conduct, policies or applicable law, and, if desired, on an anonymous basis . We have policies and procedures that govern how we review and investigate ethics line reports and, if necessary, impose discipline and implement remedial measures . Our Code of Conduct and Global Non - Retaliation Policy prohibit retaliation against anyone making a good faith report of a violation of the law, our Code of Conduct, or our policies .  Third parties . We have implemented measures to mitigate ABAC risk presented by third parties, including conducting risk - based diligence on third parties, requiring compliance with our Business Associate Code of Conduct, which is similar to our Code of Conduct, third party training and other risk mitigating measures .  Communications . We regularly communicate with our employees to promote our policies, drive engagement and highlight the risks we face . We also periodically host compliance events or participate in company events to promote ethics and compliance priorities .  Controls . The ABAC Program includes risk - based controls that have been implemented to mitigate material compliance risks . These controls allow our compliance professionals to track risks and assess the status and effectiveness of the ABAC Program . Other controls require the approval from the compliance department of certain transactions involving government officials or prohibit transactions with certain high risk parties .  Monitoring . We seek opportunities on an ongoing basis to improve the ABAC Program and we have undergone internal and external reviews intended to identify such opportunities . We have hired experienced professionals, including law firms and international auditing firms, to evaluate our program and we have collaborated with those professionals to refine our program to further mitigate risk . Regulation Environmental and Health Regulations Our operations are subject to local, state and federal environmental and health laws and regulations in the jurisdictions in which we operate . We believe that we are in substantial compliance with all applicable laws and regulations relating to the operations of our facilities and we maintain a rigorous program of interventions, inspections and testing to reduce the likelihood of food safety hazards . The following presents a summary of the environmental - and health - related regulatory requirements to which we are subject in our most significant jurisdictions . Brazil Our Brazilian operations are subject to Brazilian federal, state and local laws and regulations governing environmental licensing, use of water resources, interference in specially protected areas (such as legal reserve areas, indigenous areas, quilombola community areas, conservation units, archaeological areas and permanent preservation areas), the discharge of effluents and emissions into the environment, the

42 management and disposal of industrial waste and other environmental protection laws and regulations . The Brazilian Constitution grants federal, state and municipal governments the authority to issue environmental protection laws and to publish regulations based on those laws . While the Brazilian federal government has authority to issue environmental regulations setting general standards for environmental protection, state governments have the authority to issue stricter environmental regulations . Municipal governments may only issue regulations regarding matters of local interest or as a supplement to federal or state laws . In situations where there is a conflict of rules, the legislation offering greater environmental protection will normally prevail . Our operations in Brazil are subject to environmental licensing, which is required for potentially polluting activities or those that may in any way cause environmental degradation . Environmental licensing is required for both greenfield and brownfield enterprises . Environmental licensing is usually comprised of three stages : preliminary, installation and operating licenses . The preliminary license is granted during the preliminary phase of an enterprise or activity, to authorize its location and concept, attesting its environmental feasibility, and establishes the conditions and technical requirements to be complied in further stages of development . The installation license authorizes the facility’s construction in accordance with the specifications stated in the license and/or in the plans, programs and projects approved by the environmental authority . The operating license authorizes the commencement and continuation of operational activities after the fulfillment of the conditions and requirements stated in the installation license . The operating license also establishes conditions and technical requirements that must be fulfilled in order to maintain its validity . These licenses are also required for any significant expansion, amendments of our activities or increase of production capacity . The renewal of environmental licenses usually must be requested within 120 (one hundred twenty) days before the end of its term of validity in order to automatically extend the validity of the licenses until the environmental authority’s definitive decision on such request . Carrying out a potentially polluting activity without the relevant and applicable environmental license is an administrative violation and a criminal offense, regardless of the legal obligation to repair any environmental damage eventually caused . In the administrative sphere, the legislation in effect authorizes the imposition of fines ranging from R $ 50 . 00 to R $ 50 , 000 , 000 . 00 (from US $ 9 . 09 to US $ 9 , 086 , 943 . 88 , converted using the foreign exchange rate as of December 31 , 2025 ), among other penalties such as warning, embargo, full or partial suspension of the activities and demolition . The sanctions are also applicable in case the entrepreneur fails to comply with the technical conditions established in the related environmental license . The Brazilian Federal Constitution provides for three different types of environmental liabilities : civil, administrative and criminal, that may be applied independently and cumulatively . Civil liability for environmental damage is strict and applies to any individual or legal entity, whether public or private, that directly or indirectly harms the environment, irrespective of fault or intent . The proof of a causal link between the action (or omission) and the damage is enough . Brazilian law also imposes joint and several liability upon anyone who, by virtue of a given activity, facilitates or contributes to environmental damages . Civil environmental liability in Brazil is also considered by case law as propter rem , that is, liability attaches to the real estate property . Therefore, whoever buys or holds environmentally damaged land will succeed in the liability for the clean up or recovery and for reparation of potential damage to third parties . Moreover, Federal Law No . 9 , 605 / 98 (Environmental Crimes Act) also provides for the possibility of piercing the corporate veil when it is an obstacle to recover damage caused to the environment . As a result, the controlling legal entity can be found liable despite a limited liability legal status . In this situation, shareholders and officers may become personally liable for the damage .

43 At the administrative level, environmental liability may be assigned through administrative sanctions imposed by the applicable environmental entities . These sanction may lead to : (1) warnings ; (2) restriction of rights ; (3) suspension or interdiction of the activities ; (4) prohibition to contract with the government ; (5) suspension of licenses ; (6) withdrawal of tax incentives and benefits ; and (7) imposition of fines, ranging from R $ 50 . 00 to R $ 50 , 000 , 000 . 00 (from US $ 9 . 09 to US $ 9 , 086 , 943 . 88 , converted using the foreign exchange rate as of December 31 , 2025 ), tailored to the economic capacity and track record of the offender, in addition to the severity of the facts and past performance, with the possibility of these fines being imposed at double or triple rates for repeated offenses . Administrative liability falls on the person engaged in the conduct described as an administrative offense . Criminal liability is personal, arising directly from the unlawful conduct of the agent . Brazilian law allows criminal liability to be assigned to individual persons, as well as corporate entities . When liability is assigned to corporate entities, the individual persons making the decision that resulted in the criminal conduct (such as directors, officers, administrators, board members, members of technical entities, auditors, managers, agents or representatives) may also be penalized to the extent of their culpability . Violators may be subject to criminal penalties, such as imprisonment and/or fines . There is also a possibility of replacement of custodial sentences with restricting rights penalties in specific cases established by law . The presence of hazardous materials at our facilities may expose us to potential liabilities associated with the clean up of contaminated soil and groundwater . The existence of contamination represents an environmental liability that may result in civil, administrative and criminal sanctions for the polluter, operator and/or the purchaser of the affected property . We could be liable for (1) the costs involving the remediation of any existing contamination and (2) the restoration of natural resources damaged by any release, among other proceedings requested by the environmental agency . The investigations, remediation and monitoring of contaminated areas generally are time consuming and involve significant costs . In addition to the risk of sanctions in the criminal sphere (imprisonment for up to four years for shareholders, officers or any other person that has been found liable for the offense and assessment of a fine) and administrative sphere, and the obligation to repair the damage in the civil sphere, the existence of environmental contamination may negatively impact our image . We promptly address any identified environmental non - conformities through the implementation of appropriate corrective and preventive measures, with the objective of mitigating environmental risks and preventing any potential adverse impacts . Our operations in Brazil are subject to extensive regulation and oversight by the Brazilian Ministry of Agriculture and Livestock ( Ministério da Agricultura, Pecuária e Abastecimento ), the Brazilian National Health Surveillance Agency ( Agência Nacional de Vigilância Sanitária ) (" ANVISA "), and other federal, state and local authorities regarding the processing, packaging, storage, distribution, advertising and labeling of our products, including food safety standards . Recently, the food safety practices and procedures of the meat processing industry have been subject to increased scrutiny and oversight by the Brazilian Ministry of Agriculture and Livestock and ANVISA . Each facility in which we operate is subject to prior licensing by state authorities and must provide veterinarian oversight of a veterinarian duly enrolled before the Veterinary Medical Regional Council - CRMV . If we fail to comply with any health laws, to renew licenses or to otherwise comply with any laws regulating our industries, we may be subject to legal and civil liability, including warnings, fines, interdiction, and suspension of permits or licenses, as well as penalties under Law No . 6 , 437 of August 20 , 1977 , Decree No . 9 , 013 , of March 29 , 2017 , and others . All of our meat processing plants in Brazil are approved by the Brazilian Federal Inspection Service ( Serviço de Inspeção Federal — SIF ), which regulates the export of animal products and certifies our production facilities . Our animal product exports receive an international health certificate and our verifications to assess whether market participants are in compliance with the Forest Code. Our 44 transfers in Brazil receive an uncertified transfer form . U . S . and European markets are regulated by the Brazilian Federal Inspection Service ( Serviço de Inspeção Federal — SIF ), whose controls are stricter . Our quality control measures include the use of on - site laboratories and expert technicians . To meet international health standards, our products are handled in climate - controlled rooms and our freezing and refrigeration chambers are equipped with computerized temperature - control systems . Noncompliance with these health standards may result in the revocation of our licenses or permits or suspension of our operations in addition to any financial liability or reputational damage . We promptly address any identified sanitary non - conformities through the implementation of appropriate corrective and preventive measures, with the objective of mitigating sanitary risks and preventing any potential adverse impacts . Brazilian Forest Code Brazil originally enacted a native vegetation protection law in 1965 . In 2012 , Brazil enacted an updated version of the law, through Federal Law No . 12 . 651 ( Código Florestal ) (the " Forest Code "), setting forth the rules for the protection of native vegetation in Brazil that are currently in force . The Forest Code organizes the application of its regulations through the establishment of permanent preservation areas, legal reserves, restricted use areas and permitted forest exploitation areas, each subject to different levels of regulation, as further explained below :  Permanent preservation areas . Under the Forest Code, a permanent preservation area is a designated area that is protected in order to preserve water courses and other bodies of water, as well as geological stability and biodiversity, to protect flora and fauna and assure well - being of human populations .  Legal reserve areas . Under the Forest Code, rural land is required to maintain a certain percentage of its area with native vegetation coverage, in order to assure sustainable economic use of natural resources, to facilitate conservation, rehabilitate the land, and promote conservation and biodiversity by providing space for flora and fauna, with the required percentage depending on where the property is located . For example, in the Amazon rainforest region, rural lands are required to maintain an 80 % legal reserve, while other regions are required to maintain lower reserve percentages .  Restricted use areas . The Forest Code also establishes restricted use areas (such as wetlands and hillsides) where activities are required to follow good forestry and agricultural practices . In addition, the Forest Code also provides some rural landowners greater leniency in cases where native vegetation was illegally clear - cut for agriculture or livestock breeding purposes prior to July 2008 . The Forest Code also established the Rural Environmental Registry ( Cadastro Ambiental Rural ) (" CAR "), which is a mandatory self - declaratory electronic registry applicable to rural properties . Rural land owners are required to register with the CAR electronic geo - referenced information relating to their properties with reference to the permanent preservation areas, legal reserve areas and restricted use areas defined in the Forest Code . This information is compiled into an electronic database and the CAR serves as the basis for the environmental management and monitoring by Brazilian environmental authorities, enhancing their ability to control deforestation in private landholdings . Under the Forest Code, Brazil has also implemented the Environmental Regularization Program ( Programa de Regularização Ambiental ), which aims to address and regulate environmental liabilities at the individual property level by working directly with landowners . Compliance with the Forest Code is monitored by entities affiliated with the Brazilian National Environmental System ( Sistema Nacional do Meio Ambiente ) (the " SNMA ") . The SNMA conducts other operations that potentially could affect the environment, health and safety. In addition, some of our 45 environmental licenses to operate our facilities are required to be renewed every four years and each renewal requires an SNMA audit . Failure to comply with the preservation regulations applicable to the designated property types will subject the violating party to potential administrative, civil and criminal penalties in Brazil . Administrative penalties include fines, embargoes and injunctions and criminal penalties may include fines and imprisonment . Civil penalties may include the obligation to remediate environmental damage and related indemnification . Direct penalties for violative conduct would apply to the landowners to the extent that they do not adhere to the preservation rules applicable in accordance with the relevant type of property . In the event that we are subject to any administrative enforcement action or are named as a defendant in civil liability proceedings for alleged non - compliance with the Brazilian Forest Code, we submit the appropriate administrative or civil defense in accordance with applicable legal procedures . However, if one of our suppliers violates the applicable Forest Code regulations, it is possible that we could also be held liable in civil proceedings, together with the supplier in question, to the extent that we were found to be jointly responsible with the supplier for the supplier’s failure to follow applicable rules . North America Our U . S . operations are subject to extensive regulation by the U . S . Department of Agriculture (" USDA "), Environmental Protection Agency (the " EPA "), the Occupational Safety and Health Administration (" OSHA "), and other federal, state and local authorities relating to handling and discharge of industrial waste water, storm water, air emissions, treatment, storage and disposal of agricultural and food processing wastes, handling of hazardous substances, remediation of contaminated soil, surface water and groundwater and the use and maintenance of refrigeration systems, including ammonia - based chillers, noise, odor and dust management, the operation of mechanized processing equipment, and other operations . The USDA, EPA, OSHA and/or other U . S . federal, state and local authorities may, from time to time, adopt revisions to environmental rules and regulations with which we must comply . Such compliance may require us to incur additional capital and operating expenses which may be significant . In order to ensure ongoing compliance with existing environmental laws, rules, and regulations, we must, from time to time, replace, repair, or upgrade existing facilities, equipment, or supplies, which may require us to incur additional capital expenditures . We are also subject to government regulation by the Center for Disease Control, the USDA and the U . S . Food and Drug Administration (the " FDA "), in the U . S . Our processing plants in the U . S . are subject to on - site examination, inspection and regulation by the USDA . The FDA inspects the production of our feed mills in the U . S . We anticipate increased regulation by the EPA and various other state agencies concerning discharges to the environment, by the USDA concerning food safety and by the FDA concerning the use of medications in feed . Our Canadian and Mexican operations also are subject to extensive regulation by Canadian and Mexican environmental authorities, respectively . Canadian and Mexican federal, state and local authorities may, from time to time, adopt revisions to environmental rules and regulations, and/or changes in the terms and conditions of our environmental permits, with which we must comply . Compliance with existing or new environmental requirements, including more stringent limitations imposed or expected in recently - renewed or soon - to be renewed environmental permits, will require capital expenditures and operating expenses which may be significant . Our Canadian and Mexican food processing plants and feed mills are also subject to on - site examination, inspection and regulation by Canadian and Mexican governmental agencies that performs functions similar to those performed by the USDA and the FDA . Many of our facilities handle the treatment and disposal of wastewater, stormwater, and agricultural and food processing wastes, the use and maintenance of refrigeration systems, including ammonia - based chillers, noise, odor, and dust management, the operation of mechanized processing equipment, and compliance with the Australian federal government’s Export Meat Inspection Program, a full cost recovery 46 facilities have been operating for many years, and were built before current environmental, health and safety standards were imposed and/or in areas that recently have become subject to residential and commercial development pressures . We are upgrading wastewater treatment facilities at a number of our facilities, either pursuant to consent agreements with regulatory authorities or on a voluntary basis in anticipation of future permit requirements . The exact amount of capital expenditures associated with these upgrades, which will be spread over a number of years, is still uncertain but may be material . In addition, many of our facilities use hazardous substances, such as ammonia, in refrigeration systems that may leak and cause accidents that may result in liability . Some of our properties have been affected by contamination from spills and we and our predecessors have incurred costs to remediate such contamination . We also have voluntarily upgraded some of our facilities to address concerns of local governmental officials and/or our neighbors . We are also subject to voluntary market withdrawals and recalls of our meat products in the event of suspected contamination or adulteration that could constitute food safety hazards . We maintain a rigorous program of interventions, inspections, and testing to reduce the likelihood of food safety hazards . As a proactive measure, for example, our management team expanded our testing procedures in all of our beef processing plants . We have, from time to time had incidents at our plants involving worker health and safety . These have included ammonia releases due to mechanical failures in chiller systems and worker injuries and fatalities involving processing equipment and vehicle accidents . We have taken preventive measures in response ; however, we can make no assurance that similar incidents will not arise in the future . New environmental, health and safety requirements, stricter interpretations of existing requirements, or obligations related to the investigation or clean up of contaminated sites, may materially affect our business or operations in the future . See paragraph 4 . 2 ( Risk factors ) – Risks Relating to Our Business and Industries – We are subject to various risks relating to worker safety . Some of our properties have been impacted by contamination from spills, waste system discharges, violation of discharges permits, and air emissions concerns, and we have incurred costs to remediate such contamination . In addition, in the past we have acquired businesses with operations such as pesticide or fertilizer production that involved greater use of hazardous materials and generation of more hazardous wastes than our current operations . While many of those operations have been sold or closed, some environmental laws impose strict and, in certain circumstances, joint and several liability for costs of investigation and remediation of contaminated sites or third - party disposal sites on current and former owners and operators of the sites, and on persons who arranged for disposal of wastes at such sites . In addition, current owners or operators of such contaminated sites may seek to recover cleanup costs from us based on past operations or contractual indemnifications . Increasing efforts to control emissions of GHG are also likely to impact our operations . In the U . S . , the EPA issued a rule establishing a mandatory GHG reporting system for certain activities, including manure management systems, which exceed specified emission thresholds, and some of our facilities are subject to these reporting requirements . The EPA is regulating GHG emissions through the Clean Air Act . In addition, the State of California and the SEC have enacted climate disclosure rules that will require compliant carbon accounting and reporting . On March 15 , 2024 , a federal appellate court imposed a temporary stay pending judicial review of the SEC’s new rules, and accordingly such rules are not currently in effect . Australia Our Australian export beef and lamb operations also are subject to extensive food safety and animal welfare regulation and oversight by the Australian Federal Department of Agriculture, Fisheries and Forestry (" DAFF "), as well as Australian state government environmental authorities . In addition,

47 program, requires us to incur significant costs . Additional capital and operating expenses which may be significant are also incurred in relation to ongoing compliance with existing environmental laws, rules, and regulations . We are also required, from time to time, to replace, repair, or upgrade existing facilities, equipment, or supplies in order to meet various regulatory requirements . Some of our Australian facilities discharge wastewater directly into municipally operated wastewater treatment plants, and if such municipal plants are unable to comply with environmental rules, we may be required to make improvements or operational changes to improve the quality of water being delivered to such facilities, which requires us to incur additional costs . In addition, many of our facilities use hazardous substances, such as ammonia, in refrigeration systems that may leak and cause accidents that may result in liability . Australia has a well - established institutional framework to support the conservation and sustainable management of forests administered by the Australian Government Department of Agriculture, Fisheries and Forestry . Forest policy in Australia is developed and implemented at the national, state and territory levels . State and territory governments have primary responsibility for forest management . These laws apply to private and public lands throughout Australia administered by state regulators and associated councils . There are defined tree clearing exemptions applicable across Australia as well, however law requires any person clearing native vegetation must hold a permit, unless the clearing is for an exempt purpose . Increasing efforts to control GHG emissions are being made by Australian federal and state government policies and such efforts are likely to impact our operations . We have developed a plan to address our GHG emissions in Australia, specifically Scope 1 emissions . Europe and United Kingdom Our operations in Europe and the United Kingdom are subject to a number of local, national and regional laws and other requirements relating to the protection of the environment and the safety and health of personnel and the public . These requirements relate to a broad range of activities, including :  the discharge of pollutants into the air and water;  the identification, generation, storage, handling, transportation, disposal, record - keeping, labelling, reporting of, and emergency response in connection with, hazardous materials (including asbestos) associated with our operations ;  noise emissions from our facilities; and  safety and health standards, practices and procedures that apply to the workplace and the operation of our facilities . In order to comply with these requirements, we may need to spend substantial amounts of money and other resources from time to time to :  construct or acquire new equipment;  acquire or amend permits to authorize facility operations;  modify, upgrade or replace existing and proposed equipment; and  clean up or decommission waste management facilities . Our capital and operating budgets include costs and expenses associated with complying with these laws . If we do not comply with environmental requirements that apply to our operations, regulatory agencies could seek to impose civil, administrative and/or criminal liabilities, as well as seek to curtail our operations . Under some circumstances, private parties could also seek to impose civil fines or penalties

48 for violations of environmental laws or recover monetary damages, including those relating to property damage or personal injury . The presence of hazardous materials at our facilities may expose us to potential liabilities associated with the clean up of contaminated soil and groundwater, and we could be liable for (1) the costs of responding to and remediating any release of hazardous materials and (2) the restoration of natural resources damaged by any such release, among other things . We have not incurred, nor do we anticipate incurring, material expenditures in order to comply with environmental laws or regulations pertaining to hazardous materials or the restoration of natural resources . We are not aware of any environmental liabilities that we would expect to have a material adverse effect on our business . Corporate Sustainability Reporting Directive (CSRD) and Corporate Sustainability Due Diligence Directive (CSDDD) We will become subject to further sustainability - related reporting requirements in the near future . Directive (EU) 2022 / 2464 of the European Parliament and of the Council of December 14 , 2022 , amending Regulation (EU) No 537 / 2014 , Directive 2004 / 109 /EC, Directive 2006 / 43 /EC and Directive 2013 / 34 /EU, as regards corporate sustainability reporting (the " CSRD "), entered into force on January 5 , 2023 . The CSRD implements more stringent rules about the social and environmental information that companies have to report . For 2027 (expected to be filed in 2028 ), the CSRD will require us to include in our Annual Report a sustainability statement that meets the requirements of the CSRD, and should reflect a "double materiality" concept that analyzes our impact on sustainability metrics, as well as how sustainability matters affect our own performance . The information required to be provided under the CSRD must include information on our own operations as well as those of our value chain . In addition, the European Commission adopted its proposal for the Corporate Sustainability Due Diligence Directive (" CSDDD ") in February 2022 . On May 24 , 2024 , the CSDDD was adopted by the Council of the European Union . It is expected that this directive will start to apply from 2028 for the largest companies and 2029 for other in - scope companies . The CSDDD is expected to require companies such as ours to identify and, where necessary, prevent, end, or mitigate actual or potential adverse human rights and environmental impacts, such as child labor, exploitation of workers, pollution, and biodiversity loss . More specifically, we would be required to :  integrate human rights and environmental due diligence into our policies and risk management systems to the extent not already integrated ;  identify and assess actual and potential adverse human rights and environmental impacts in our own operations and those of our subsidiaries and upstream and downstream business partners ;  take appropriate measures to prevent or mitigate potential adverse impacts on human rights or the environment ;  bring to an end or minimize any actual adverse impacts on human rights or the environment that materialize and remedy these going forward ;  establish and maintain a notification mechanism and complaints procedure;  monitor the effectiveness of our due diligence policy and measures; and  publicly communicate our due diligence procedures, to the extent not already covered in our CSRD reporting . In addition, the CSDDD will require in - scope companies to adopt, put into effect and keep up - to - date a climate change transition plan for climate change mitigation, which aims to ensure that, through best

49 efforts, their business model and strategy are compatible with the transition to a sustainable economy and with limiting global warming to 1 . 5 ƒ C . European Union Deforestation Regulation The European Union has adopted a new regulation to curb the European Union market’s impact on global deforestation and forest degradation around the world, as well as protecting the rights of indigenous peoples . The European Union Deforestation Regulation (the " EUDR ") entered into force on June 29 , 2023 , and its main obligations, which were initially expected to become applicable in December 2024 , are expected to become applicable in December 2026 . The EUDR mandates extensive due diligence on the value chain for all operators and traders dealing in seven covered commodities :  Cattle;  Cocoa;  Coffee;  Palm oil;  Rubber;  Soy; and  Wood . Businesses will be allowed a transition period after the regulations become applicable . While the specific implementing timelines have not yet been established, larger companies will potentially have a 12 - month grace period from the date of the regulation's applicability to come into compliance, depending on the specifics of EU member states’ individual enforcement schemes . During such grace period, companies are expected to implement due diligence systems and adapt their supply chains in preparation for the new rules . Since the EUDR came into force, we have been monitoring its implementation to ensure full compliance by the date of application . The recent postponement of EUDR allows us to improve our due diligence procedures . This includes assessments related to deforestation, human rights, land use rights, as well as the rights of indigenous peoples and local communities . In addition, certain specified products made from the cover commodities must also be "deforestation - free" in order to be sold in the European Union market or exported from it . Imported covered goods must also be covered by a due diligence statement establishing that they are deforestation - free and were produced in accordance with applicable local laws . The EUDR does not apply to goods made before the EUDR’s entry into force (save for timber and timber products), or goods produced entirely from material that has completed its lifecycle and would otherwise have been discarded as waste . Under the EUDR, "deforestation - free" means that the good does not contain, has not been fed, or been made using relevant covered commodities that were produced on deforested land ( i . e . , the conversion of forest to agricultural use, whether human - induced or not) after December 31 , 2020 . Certain products containing or having been made from wood must not use forest degradation - inducing wood ( i . e . , wood collected in a manner causing structural changes to the cover of certain forest) . Operators and traders wanting to market covered products in the European Union (or export them from the European Union) must conduct extensive diligence, including the geolocation of all plots of land where the relevant commodities were produced, as well as the date or time range of production, or face dissuasive penalties .

50 Before placing relevant products on the European Union market or exporting them, operators and non - small to medium size enterprises (" SME ") traders must submit a due diligence statement to their competent authority through a dedicated information system to be established by the European Commission . Importantly, such products may not be placed on the European Union market if the due diligence exercise reveals non - negligible risks that the products are not compliant . To ensure that items entering the European Union market are not from land that has been deforested or subject to "forest degradation" since December 31 , 2020 , operators and non - SME traders will need to :  Collect detailed information that demonstrates the products comply with the EUDR;  Carry out a risk assessment in relation to each product to ascertain the risk of non - compliance with the EUDR ; and  Mitigate risks by carrying out independent surveys/audits, gathering additional documentation, or working with suppliers (particularly SMEs) through capacity building and investments . The EUDR also requires operators to establish and maintain a "due diligence system" of procedures and measures to ensure relevant products comply with the EUDR’s requirements . If not compliant, the competent authority will require the operator/trader to take corrective action within a specified and reasonable period of time . The competent authorities will have the powers to order :  Correction of any formal non - compliance (for example, failure to maintain due diligence statements) ;  A ban on the item being sold in the European Union or exported;  Immediate withdrawal or recall of the item; or  Donation to charity or public interest purposes or disposal of the products if that is not possible . Penalties for non - compliance will be laid down under national law, but must be effective, proportionate and dissuasive . In due course, the intention is for the EUDR to be subject to criminal penalties, but under the EUDR itself, penalties may include :  Fines proportionate to the environmental damage and value of the items and will gradually increase with repeated infringements . The maximum fine will be at least 4 % of European Union turnover in the preceding year and may be increased to exceed the potential economic benefit ;  Confiscation of the products or confiscation of the revenues gained from the items;  Temporary exclusion from public procurement processes and public funding; and  For serious or repeated infringements: o temporary prohibition from dealing in the European Union in those items ; or o a prohibition from using the simplified due diligence process . Member states will also inform the European Commission of final judgments against legal persons within 30 days . The European Commission will publish the name, date and a summary of the activities that infringed the EUDR and the nature and amount of penalty imposed . This summary is subject to change to the extent that individual EU member states implement the EUDR in the future in ways that differ from this discussion . United Kingdom Deforestation Regulation

51 The U . K . Environment Act 2021 sets out provisions to tackle deforestation by controls on the U . K . ’s international supply chain for certain agricultural commodities (other than timber and timber products) known as forest risk commodities (the " Forest Risk Commodities Scheme ") . In December 2023 , the U . K . government indicated that it would introduce legislation to create regulations that implement the Forest Risk Commodities Scheme in due course . The commodities identified as subject to the legislation are :  Cattle products (excluding dairy) ;  Cocoa ;  Palm oil ; and  Soy . The Forest Risk Commodities Scheme is expected to extend existing supply chain due diligence requirements to prevent illegal deforestation by requiring regulated businesses to establish and implement a supply due diligence scheme for regulated commodities and their products used in U . K . commercial activities . The implementing legislation of the Forest Risk Commodities Scheme has been delayed and the final adoption of the legislation has not occurred as of the date of this Annual Report The exact timing of any such final adoption remains uncertain . Compliance with European Union and United Kingdom Initiatives The EUDR and the U . K . ’s Forest Risk Commodities Scheme are significantly different from each other in form and approach . The EUDR has a more comprehensive and uniform approach, restricting goods originating from all types of deforestation, while the Forest Risk Commodities Scheme targets deforestation that is illegal according to the local laws of the country of origin . The EUDR program is designed to directly impact parties who import products into the European Union, as opposed to directly impacting the producers outside of the European Union . In 2025 , the sales of beef exported from Brazil to the European Union and the United Kingdom, represented less than 1 % of our total consolidated net revenue . As described below under – Cattle and Grain Supply Chains and Deforestation – Brazilian Cattle Supply Chain , we already perform extensive monitoring of our direct suppliers using recognized CAR and PRODES instruments for geolocation and illegal deforestation detection and, through the Platform, we are in the process of extending this due diligence to our indirect suppliers . With regard to the more extensive EUDR, we have been closely monitoring the developments surrounding this legislation’s implementation and are supportive of a standardized due diligence procedure . At the Brazilian industry level, we have been advised that the Brazilian Association of Meat Exporting Industries ( Associação Brasileira das Indústrias Exportadoras de Carnes — ABIEC ), is in dialogue with the relevant EU authorities to discuss mutual recognition of due diligence documentation and evidence . Notwithstanding our development of the Transparent Livestock Platform, we are also engaged in ongoing development of new tools to provide increased indirect supply chain information through national traceability protocols . In addition, in March 2024 , the Brazilian Roundtable on Sustainable Livestock ( Mesa Brasileira da Pecuária Sustentável ), a non - profit organization with over 60 member organizations representing different parts of the livestock supply chain, and the Brazilian Coalition on Climate, Forests and Agriculture, which advocates climate change mitigation and the restoration of biodiverse ecosystems, officially delivered a proposal for a national and individual public policy for cattle traceability to the Brazilian Ministry of Agriculture and Livestock . We are monitoring the outcome of these and other discussions so that we may tailor our compliance strategy accordingly . In the meantime, we are involved

52 in individual traceability pilots at the Brazilian state level aimed primarily at improving traceability and monitoring in the indirect supply chain . For example, we have initiated a pilot program with the Brazilian State of Pará on animal traceability focused on testing different technologies for individual identification systems . This project, which was tested on a beef processing facility in Marabá, Pará, Brazil, started in November 2023 and has resulted in an instance of 100 % animal traceability on a testing day . Notwithstanding the efforts described above, and the fact that the final specifics of implementation to be required by relevant authorities are still pending definition, there can be no assurance that we will be able to comply with the EUDR and with the U . K . ’s Forest Risk Commodities Scheme in full and, in such a case, we may be subject to fines and other penalties that may adversely affect our image, reputation, business, financial condition and results of operations . See paragraph 4 . 2 ( Risk factors ) – Risks Relating to Our Business and Industries – We may not be able to ensure that our raw material suppliers are in compliance with all applicable environmental and labor laws and regulations, which could adversely affect our business, financial condition and results of operations . Animal Welfare Regulations General Our operations are subject to regulation by a variety of national and international bodies in the area of animal welfare . These include the standards set by the Brazilian Ministry of Agriculture and Livestock, the USDA in the U . S . , and the Canadian Food Inspection Agency, as well as applicable European, Mexican, and Australian authorities . Our Animal Welfare, Food Safety and Quality Assurance teams are responsible for overseeing compliance with applicable animal welfare norms and are active in implementing our animal welfare program, which includes rigorous facility assessments, comprehensive training programs, and continuous monitoring . Our animal welfare program seeks to ensure that our livestock and poultry handling, processing, procurement, and human resources operations are in compliance with applicable regulations and our policies and our team members undergo annual training to ensure adherence to the required procedures . Violations of our animal welfare policies may be reported either anonymously via our ethics line or directly to management . We have specially designated Animal Welfare Officers (" AWOs ") who are responsible for monitoring animal welfare throughout JBS’s supply chain, from farm to slaughterhouse . They conduct regular internal audits intended to ensure compliance with both internal and external standards . Also, in 2017 , we established an Animal Welfare Committee, which sets guidelines and oversees the implementation of our animal welfare practices . JBS’s internal policies align with external regulations and standards . In furtherance of these efforts, to date we have trained over 18 , 000 employees in animal welfare practices, covering humane handling, stress reduction, and health monitoring . These training programs are mandatory and are refreshed regularly . We also invest in technological advancements to improve animal welfare, including the development of advanced handling equipment, enhancement of facility design, and implementing data analytics to monitor welfare indicators in real time . Brazil Our operations in Brazil are governed, among other rules, by Order No . 365 issued in July 2021 by the Brazilian Ministry of Agriculture and Livestock ( Ministério da Agricultura, Pecuária e Abastecimento) . This regulation :  sets forth methods to stun animals to help ensure they do not suffer unnecessarily during slaughter;

Grandin, these protocols include the "Meat Institute Animal Handling Guidelines & Audit 53  provides guidelines for pre - slaughter handling of animals (including cattle, pigs, and poultry), including length of fasting, transport conditions and other stress and comfort - related items ; and  establishes penalties for non - compliance (including potential suspension of operations) and mandates inspections . We are also subject to other the Brazilian Ministry of Agriculture and Livestock rules that :  provide for the welfare of animals during transport, focusing on minimizing stress and injury, and covers conditions for transport vehicles, loading and unloading procedures and rest periods (Normative Instruction No . 56 (2008)) ;  emphasize phytosanitary requirements as an element of animal welfare standards (Order No . 195 (2024)) ;  regulate the use of animals in research and experimentation, requiring that ethical standards are maintained (Normative Instruction No . 30 (2021)) ; and  require safety and welfare standards to be met in connection with the inspection and handling of animal products, including enhanced inspection and enforcement procedures in all phases of animal processing (Order No . 113 (2024)) . We promptly address any identified non - conformities through the implementation of appropriate corrective and preventive measures, with the objective of safeguarding animal welfare and mitigating any potential adverse impacts . European Union Our operations in the European Union are governed by EU Regulation (CE) No 1099 / 2009 . This regulation sets forth rules for the protection of animals at the time of slaughter, requiring humane and efficient procedures . Specifically, it mandates that animals slaughtered in the European Union must be spared any avoidable pain, distress, or suffering during slaughter . This includes a requirement that the animal be stunned (and contains exceptions in order to meet certain religious requirements relating to animal processing) . The rule requires that slaughterhouse employees be trained and certified . Compliance monitoring is carried out by national authorities of the EU member states through inspections and audits . The rule also requires that slaughterhouses regularly report their operating procedures to the relevant authorities to help ensure that the required standards are being observed . U.S. In the U . S . , we are subject to the U . S . Humane Methods of Slaughter Act (the " HMSA ") . This U . S . federal law requires the humane, quick and effective slaughter of food animals . The HMSA, originally passed in 1958 , is enforced by the USDA Food Safety and Inspection Service (the " FSIS ") . The HMSA mandates that livestock be rendered insensible to pain prior to further processing or slaughter . Religious exemptions are available, such as for kosher or halal methods . The FSIS is a public health agency that enforces the HMSA rules by conducting inspections in slaughterhouses to verify compliance with humane slaughter requirements . The FSIS also requires slaughterhouses in the U . S . to implement systems designed to maintain humane handling standards and also to prevent food safety hazards . Industry Standards and Certifications In addition to the legislation referred to above, we also seek to align our practices with certain industry standards and certifications, including :  North American Meat Institute (NAMI) Protocols: Developed with experts like Dr. Temple

54 Program" and other best practice manuals that cover animal handling, stunning and slaughter, facility design, employee training and auditing and compliance;  Certified Humane : The "Certified Humane" label is a standard set forth by the Humane Farm Animal Care (HFAC) program, which sets specific standards to cover animal welfare from birth through slaughter, and include standards for prompt veterinary care and access to nutritious food and clean water . Certain of our products, including those marked under the Seara Da Granja and Frango Orgânico marketing names, are certified annually under this program ; and  PAACO : We undergo regular audits in our business units conducted by the Professional Animal Auditor Certification Organization (PAACO), an independent third party organization established in 2004 by a coalition of professional organizations focused on veterinary medicine and animal science . These audits cover all aspects of animal handling from farm to slaughter . Other Regulations Our U . S . operations are subject to the U . S . Packers and Stockyards Act of 1921 , as amended (" PSA ") . This statute generally prohibits meat packers in the livestock and poultry industry from engaging in certain anti - competitive practices . In addition, this statute requires us to make payment for our (i) livestock purchases before the close of the next U . S . business day following the transfer of possession of the livestock we purchase, unless otherwise agreed to by our livestock suppliers and (ii) live poultry before the close of the 15 th day following the end of the week that the live poultry was slaughtered, unless otherwise agreed to by our live poultry suppliers . Any delay or attempt to delay payment will be deemed an unfair practice in violation of the statute . Under the PSA, we must hold our cash livestock purchases in trust for our livestock suppliers until they have received full payment of the cash purchase price . The USDA administers the Packers and Stockyards Act regulations which have recently been bolstered by two new rules : the Transparency in Poultry Grower Contracting and Tournaments rule, and the Inclusive Competition and Market Integrity Under the Packers and Stockyards Act rule . Both of these regulations will result in increased scrutiny of our operations and contain additional record keeping and reporting requirements . Cattle and Grain Supply Chains and Deforestation U.S. Senate Finance Committee Investigation In 2021 , the U . S . Senate Finance Committee (the " Committee ") began an investigation into deforestation of the Amazon rainforest . In connection with the investigation, the Committee sent requests to us and to others in the food industry that allegedly have deforestation issues in their supply chains . The Committee’s requests to us were minimal, and we have cooperated with all Committee requests . As part of the Committee’s investigation, a Congressional hearing was held on June 22 , 2023 entitled "Cattle Supply Chains and Deforestation of the Amazon . " Our Global Chief Sustainability Officer, Jason Weller, testified at the hearing alongside three other parties : Ryan C . Berg, Director of the Americas Program at the Center for Strategic and International Studies ; Rick Jacobsen, Manager of Commodities Policy at the U . S . office of the Environmental Investigation Agency (EIA) ; and Leo McDonnell, owner - operator of McDonnell Angus . The purpose of the Committee’s hearing was to explore potential trade policy solutions to combat international deforestation associated with agricultural commodity production . As part of his testimony at the hearing, Mr . Weller stated that about 72 % of all beef production in Brazil is consumed domestically, according to the USDA . In addition, Mr . Weller pointed out that, according to a U . S . State Department report, the U . S . is less significant, behind both China and the EU, in imports of major forest - risk commodities such as soy, beef and palm oil and stated that, accordingly, restrictive U . S . trade barriers would not be the most effective tool to influence on - the - ground decisions by landowners in Brazil . Mr .

55 Weller also referenced the policy announced by Brazilian President Luiz Inácio Lula da Silva that sets forth the country’s plan to eliminate deforestation by 2030 . Mr . Weller also summarized for the Committee our own efforts to address deforestation in our supply chain, including :  a zero - tolerance illegal deforestation sourcing policy, targeting the company’s direct and indirect suppliers ;  supply chain monitoring and enforcement that includes leveraging public databases, satellite imagery, geo - referenced data, and government data to verify compliance with socio - environmental standards ;  technical assistance and extension services for producers, including provision of free technical support to farmers who want to improve environmental performance, productivity and sustainable practices ; and  multi - stakeholder engagement and collaboration to accelerate sectoral change, including participation in multiple global forums like the United Nations Climate Change Conference of the Parties (COP), the World Economic Forum and the Tropical Forest Alliance - supported Agriculture Sector Roadmap to 1 . 5 ƒ C . Since the hearing, we have received no further requests from the Committee . Cattle Price Discovery and Transparency Act In February 2023 , four U . S . Senators introduced the bipartisan Cattle Price Discovery and Transparency Act of 2023 (the " Transparency Act "), which would establish regional cattle purchasing standards and require cattle processors to participate in a cattle contract library . We take no position regarding the Transparency Act and, should the Transparency Act as proposed become law, we expect that it would have no material effect on our business . We will comply with the requirements of the Transparency Act if it is enacted . Brazilian Cattle Supply Chain Our Commitments Our Responsible Procurement Policy (RPP) In 2010 , JBS S . A . implemented its Responsible Procurement Policy (" RPP ") . The key components of our RPP include, in respect of our direct cattle suppliers :  not acquiring livestock from lands where illegal deforestation is present;  not acquiring livestock from lands where illegal invasion of indigenous lands is present;  not acquiring livestock from areas that have been embargoed for non - compliance with applicable environmental zoning regulations aimed at reducing or reversing deforestation ; and  not acquiring livestock from producers that have been placed on the Brazilian government’s blacklist forced labor and/or slave - like conditions . 2009 Beef Conduct Adjustment Agreement (TAC) JBS is a signatory to the Beef Conduct Adjustment Agreement ( Termo de Ajustamento de Conduta ) (" TAC ") entered into with the MPF in 2009 . The purpose of the TAC was to formalize the commitment of companies operating in the Brazilian beef sector to avoid purchasing cattle from illegally deforested areas, embargoed areas, areas reserved for indigenous communities and areas associated with slave - like labor

56 conditions . The TAC represented an effort by the Brazilian government to improve the coordination and enforcement of key social and environmental issues affecting the Amazon region, and to end the illegal deforestation in the area . In addition to JBS, other major Brazilian beef producers, including Minerva and Marfrig, have also signed TACs with relevant Brazilian states in the Amazon region . The principal obligations under the TAC include not acquiring livestock from:  lands where illegal deforestation was present after July 2008;  lands where illegal invasion of indigenous lands is present;  areas that have been embargoes for non - compliance with applicable environmental zoning regulations aimed at reducing or reversing deforestation ; and  producers that have been placed on the Brazilian government’s blacklist for forced labor and/or slave - like conditions for workers . The TAC has an indefinite term and, as such, will remain in effect until compliance is sustained . Accordingly, the TAC takes a long - term approach to addressing its aims . The penalty for violation of the TAC is a monetary fine set at 50 times the value per head of fattened cattle arroba acquired in violation of the terms of the TAC, and provides reduced penalties for self - reported infractions . To date, this penalty has not been assessed against JBS . Monitoring Compliance In order to comply with the various commitments, we have made with respect to environmental, indigenous land and labor matters, including the TAC, and in order to comply with applicable laws and regulations and the principles of our RPP, we dedicate significant time, attention and resources to monitoring compliance with these commitments and requirements . As described more fully below, various Brazilian government entities and initiatives have been instituted to facilitate monitoring of these commitments and we have implemented our own programs to enhance further our ability to monitor compliance . In general, our ability to monitor compliance by our direct suppliers is greater than our ability to monitor the activities and conduct of our indirect suppliers, as described more fully below . We also perform regular monitoring of our direct suppliers to confirm that such suppliers’ properties are not engaged in illegal land use or other prohibited activities relating to embargoes and labor conditions . The principal components of our compliance monitoring efforts include:  the Protocol for Monitoring Amazon Region Beef Suppliers ( Protocolo de Monitoramento de Fornecedores de Gado da Amazônia ) (the " Protocol "), through which we have access to relevant information about our direct suppliers in terms of their compliance with applicable environmental regulations ;  the analysis of supplier documentation produced pursuant to Brazilian regulations relating to the sanitary production of beef, and related environmental cross - checking ;  regular consultation of the Brazilian government’s list of embargoed properties;  regular consultation of the Brazilian government’s forced labor blacklist; and  our Transparent Livestock Platform, which is a tool we have created to help us monitor compliance by our indirect suppliers . Protocol for Monitoring Amazon Region Beef Suppliers In 2020 , in order to facilitate the monitoring of multiple requirements and commitments in connection with the sourcing of beef from the Amazon region, including the TAC, the Brazilian Public Prosecutor’s Office

57 ( Ministério Público Federal ) (the " MPF "), created the Protocol (also known as "Beef on Track"), which applies to all operators in the beef production business that acquire cattle from the Amazon region . The Protocol was created with technical input and coordination from the meatpacking industry in Brazil, and its development was supported by the Institute of Forestry and Agricultural Management and Certification ( Instituto de Manejo e Certificação Florestal e Agrícola ) (" Imaflora "), a Brazil - based non - governmental organization founded in 1995 that advocates for environmental conservation and improving the quality of life of rural and forestry workers, traditional populations, indigenous people and others . In addition to JBS, Marfrig and Minerva, retailer such as Carrefour, Grupo Pao de Açúcar and Walmart (now Grupo Gig) are signatories to the Protocol . The requirements of the Protocol are in addition to, and more stringent than, the requirements relating to land use set forth in the Forest Code . We, as well as all of our affiliates, are required to comply with the Protocol in connection with all purchases of cattle from the Amazon region, or any contracts for such purchases . The Protocol applies to every company in the beef sector in Brazil that operates within or purchases raw material from Brazil’s Amazon region . The criteria under the Protocol must be met before any commercial purchase transaction or contract for purchase can be entered into by a covered company or any of its affiliates . The Protocol’s principal focus is to monitor compliance with requirements relating to :  illegal deforestation of land;  illegal invasion of indigenous land;  preservation of protected areas under the Forest Code;  respecting embargoes applied to certain lands by IBAMA and relevant state environmental departments ;  analyzing data provided through the CAR and GTA documentation systems (each as defined below) ; and  preventing purchases suppliers found to have engaged in illegal labor practices relating to forced labor and slave - like conditions . Because our ability to adhere to the Protocol depends on the activities and transparency of our suppliers, the Protocol includes guidelines for engaging suppliers in the monitoring process, including communication strategies and training programs to ensure suppliers understand and comply with the Protocol’s requirements . Our adherence to the Protocol is audited on an annual basis by independent auditors and companies that have signed on to the Protocol are required to maintain record on their livestock transactions in the Amazon region for five years . Failure to comply with the terms of the Protocol may result in the penalties set forth in the TAC as mentioned above . The Protocol aims to ensure compliance with laws relating to deforestation through a combination of :  geospatial monitoring, utilizing a geomonitoring system that includes updated georeferenced maps of supplier farms of at least 6 . 25 hectares, based on the CAR and PRODES databases ;  deforestation verification, with companies required to confirm the existence of false - positive deforestation through geospatial multitemporal analysis, which involves comparing satellite images over different time periods to detect actual deforestation events, with properties proven to have been deforested excluded from the supply list until environmental damage is remedied ;

58  transparency and reporting, through which Protocol companies must provide a public list of suppliers for auditing purposes, as well as detailed records and technical reports that demonstrate compliance and reparation efforts, and an annual technical monitoring report must be submitted, documenting the implementation of environmental regularization projects and the annual recovery of forest areas ; and  ongoing monitoring of databases, with updates of the latest georeferenced maps of supplier farms annually, in accordance with the CAR base and PRODES (as defined herein) data . The Protocol also seeks to monitor compliance with the requirement that cattle not be sourced from farms that overlap with indigenous lands and geomonitoring is used in this case as well, incorporating maps from the CAR and from the Brazilian National Indigenous Peoples Foundation ( Fundação Nacional dos Povos Indígenas - FUNAI ) . The Protocol calls for monitoring for overlaps with protected areas under the Forest Code, again using georeferenced maps of farms compared with official databases of federal and state environmental conservation units . Overlaps beyond designated thresholds (ranging from 2 % to 10 % depending on property size) make the property non - compliant . Unblocking requires documentation proving that the land is being used legally, which may be supported by certification from ICMBio (the Chico Mendes Institute for Biodiversity Conservation) . In addition, the Protocol seeks to monitor compliance with the requirement that cattle not be sourced from farms under environmental embargo due to deforestation . The analysis checks the farm’s georeferenced maps against the IBAMA’s embargo lists . Only if a property overlaps with an embargoed area, it is non - compliant until it can be unblocked by providing proof of compliance with embargo conditions, or a technical report from an approved geomonitoring system . In addition, we and other stakeholders in government, civil society, cattle industry, and meat packing industry have recently adopted a comparable protocol for the Brazilian cerrado region — a vast tropical savanna ecoregion in eastern Brazil — known as the Voluntary Monitoring Protocol for Cattle Suppliers in the Cerrado . This is an important development and material to our efforts to reduce risks of illegal deforestation in our cattle supply chain . Direct Supplier Monitoring Systems Since 2010 , JBS S . A . has utilized a supplier monitoring system that uses satellite images and supplier farm geo - referencing data to monitor its compliance with the TAC and the Protocol and try to ensure that the company only buys raw material from producers who fully meet the social and environmental criteria outlined in our RPP . To achieve this, the system generates a daily analysis of an area of over 610 , 000 km² (or 61 million hectares), evaluating more than 76 , 000 direct supplier farms . In cases of non - compliance, the properties have their commercial records automatically blocked in JBS S . A . ’s digital system, preventing cattle purchase operations from being generated on these properties . By leveraging its monitoring system in this manner, JBS S . A . has blocked approximately 13 , 000 livestock supplying farms for non - compliance as of the date of this Annual Report . Another key tool in our monitoring program is a document knows as Animal Transit Guide ( Guia de Trânsito Animal ) (" GTA ") . The GTA originated prior to the TAC as part of the Brazilian System of Inspection for Animal Products ( Sistema Brasileiro de Inspeção de Produtos de Origem Animal ) . Originally instituted as a document used for sanitary control and verification purposes ( i . e . , verification of origin, destination, final use, species, vaccination status, etc . ), the GTA subsequently took on an additional function as the principal document for purposes of verifying environmental compliance . When the information relating to the cattle from the GTA is cross - verified with data provided to the CAR described under – Regulation – Environmental and Health Regulation – Brazil – Brazilian Forest Code above, as well as with satellite imagery provided by a Brazilian government program that undertakes

59 satellite surveillance of clear cutting in the Amazon region . This satellite surveillance program is known as the Program for Satellite Monitoring of Deforestation ( Programa de Monitoramento do Desmatamento por Satélite ) (" PRODES ") . Together with the CAR data, the PRODES database can be consulted to determine whether a given animal originated in land that has been illegally deforested . JBS performs this analysis on every head of cattle that it acquires . Notwithstanding our ability to perform tracking on supplier farms and head of cattle as described above, there are limitations on our and other beef processing companies’ ability to confirm full compliance with the Forest Code and other environmental and social requirements along the entire supply chain . The GTA, for example, provides information only with respect to the direct supplier of the head of cattle . While this permits verification of compliance for the direct supplier, the GTA does not capture information relating to any indirect suppliers (suppliers in the supply chain prior to the direct supplier to us of the animal) . As a result, there can be no assurance that available monitoring procedures can ensure that the origin of any head of cattle was in full compliance with applicable laws, regulations or our RPP . Embargoed Properties As mentioned above, one of the penalties for non - compliance with the Forest Code is the embargo of the violating property . A property can be subject to full or partial embargo and such embargo may include suspension of the activity that gave rise to the infraction and of the sale of goods created in the area of infraction ; and cancellation of registrations, licenses or use authorizations granted by relevant environmental regulatory bodies that permit commercial activity . The relevant environmental regulatory body is required to publish details that permit other market participants to identify the embargoed property or the embargoed portions thereof with specificity . From a monitoring perspective, in order to ensure that we avoid transacting in respect of cattle originating from embargoed areas, we regularly check the list of embargoed properties, which is available on a website maintained by the IBAMA . Any supplier appearing on the list of embargoed properties is blocked from supplying JBS or its affiliates . Labor Blacklist Program We also perform regular monitoring to help ensure that we are not supporting any suppliers that have been found to employ persons under forced labor or slave - like conditions . In 2020 , the Brazilian Supreme Court authorized the institution of a blacklist of such employers . The Brazilian government is responsible for maintaining the list and it is accessible on a public website . JBS accesses the website on a regular basis and any supplier appearing on the blacklist is blocked from supplying . Transparent Livestock Platform In an effort to overcome the difficulty inherent in determining environmental regulatory compliance in respect of our indirect suppliers, in April 2021 we developed our Transparent Livestock Platform ( Plataforma Pecuária Transparente ), which employs blockchain technology and permits our direct suppliers to verify environmental regulatory compliance of its suppliers ( i . e . , our indirect suppliers) in the Amazon region as well as in other areas of Brazil where we operate . Our Transparent Livestock Platform allows us to advance cattle traceability by including indirect suppliers in the monitoring base . Specifically, our Transparent Livestock Platform is a tool by which information relating to social and environmental compliance in the livestock supply chain can be analyzed by cross - checking publicly available official information with information provided to our direct suppliers by our indirect suppliers . Our Transparent Livestock Platform produces this analysis on an automated basis and the analysis is made available to our Transparent Livestock Platform users who request the information, in compliance with Brazil’s Data Protection Law .

60 From January 1 , 2026 , it will be mandatory for all JBS S . A . direct cattle suppliers to join the Transparent Livestock Platform . Suppliers that fail to cooperate and comply will be blocked from selling to JBS S . A . A transparent roadmap with intermediate targets to benchmark progress from now until 2025 has also been developed . This includes annual targets based on the total slaughter of the previous year and expressed in number of head of cattle for each period, to ensure incremental progress . In December 2023 , more than 62 % of cattle processed by JBS was enrolled in the platform . This information has been published in JBS S . A . ’s 2023 sustainability report, which is available on JBS S . A . ’s website . This report is not included in this Annual Report and is not incorporated into this Annual Report by reference . As of December 31 , 2025 , more than 99 % of cattle processed by JBS was enrolled in the platform . While we have tools at our disposal to perform monitoring of the commitments we have made regarding our cattle supply chain in Brazil and to which we are subject by Brazilian law, no assurance can be given that our monitoring efforts will be effective in every instance . See paragraph 4 . 2 ( Risk factors ) – Risks Relating to Our Business and Industries – Failure by us to meet the commitments we have made regarding our cattle and grain supply chains in Brazil may have a material adverse effect on our business and reputation . As evidenced by our efforts to develop and invest in the Transparent Livestock Platform, we are continually seeking to expand our ability to access information that would permit us to achieve more complete monitoring of our indirect supply chain . Seara Sustainable Grain and Oil Sourcing Policy Seara's Sustainable Grain and Oil Sourcing Policy establishes guidelines for promoting and developing a deforestation - free supply chain for its primary grain and oil supply chains . This policy supports the conservation of native vegetation and sustainable use of agriculturally productive areas in Brazil . Currently, the policy monitors only direct suppliers of Seara . For the Amazon biome, Seara sources soy and its derivatives only from signatories of Brazil’s Amazon Soy Moratorium, which requires it to only purchase from suppliers that have records of zero deforestation in the biome . Additionally, we have a georeferencing monitoring system that analyzes Seara’s socio - environmental grain protocol to block non - compliant direct suppliers . We currently have 1 , 955 territories mapped in our system . In order not to be blocked as a supplier of Seara, suppliers must : Respect our commitments regarding deforestation and the business partner code of conduct ;  Comply with applicable Brazilian environmental legislation;  Not be included in the Official Dirty List of Slave Labor, respecting human rights and paying attention to local and traditional communities ;  Comply with legal obligations, especially regarding child labor, contributing to its eradication;  With respect to the Amazon biome, not source or sell soybean in areas with native vegetation suppression and conversion into productive areas ;  With respect to other biomes, not trade with areas that have illegal deforestation and conversion into agricultural production areas ;  Not source and trade grains and oils from producers and areas that are embargoed according to IBAMA's list, as well as lists published by the Chico Mendes Institute for Biodiversity Conservation (ICMBio), and the relevant State Environmental Secretariats, when available ; and  Not source and trade grains and oils from producers that overlap with conservation units, indigenous lands, and quilombola territories or fail to comply with current environmental legislation .

61 Currently, this policy only applies to our subsidiary, Seara and, as mentioned above only, covers Seara's direct suppliers . However, Seara’s purchases of oil and grain represent 94 % of the purchases of such products by JBS in Brazil, such that the Seara policy applies to substantially all of our purchases of these commodities in the country . Additionally, only approximately 5 % of the grain and oil purchased by Seara is purchased from suppliers in the Amazon region . Currently, we do not have a similar policy covering grain and oil purchases in other parts of the world . Climate Change Reduction Goals We remain aligned with global climate ambitions as we continue to support agriculture’s vital role in feeding a growing world, while also addressing the agrifood system’s climate - related impacts and risks . Our sustainability framework is built on near - term, verifiable reductions as the basis for long - term success, creating a disciplined path toward meaningful climate action . We support transparency and measurable impact on emission reductions we directly control (Scope 1 and Scope 2 ), with time - bound goals, operational KPIs, and independent assurance . By prioritizing production efficiency, we also decrease Scope 3 emissions intensity while strengthening producer success and supply chain resilience . This allows us to address real risk drivers, satisfy customer and investor expectations, and protect long - term access to affordable food . Our climate change reduction goals serve as our foundation for accountability and impact . However, our success toward these goals will require collaboration and alignment, as well as resources and efforts by experts, shareholders, customers, governments, and partners throughout our supply chain . As new opportunities arise, we expect to build upon this foundation across the globe to expand our ambitions and accelerate progress further . The mere setting of sustainability goals has subjected or may subject JBS N . V . and its affiliates to criticism, investigations, regulatory enforcement, litigation, or other risks, and may continue to do so in the future . In addition, a failure by us to achieve any sustainability goals could harm our reputation, which could have a material adverse effect on our results of operations, financial condition and liquidity . See paragraph 4 . 2 ( Risk factors ) – Risks Relating to Our Business and Industries – Failure by us to achieve our sustainability performance targets may result in increased interest payments under future financing and harm to our reputation . Sustainability - Linked Frameworks The JBS Group has adopted three different Sustainability - Linked Frameworks relating to its climate change reduction goals, as follows : JBS S.A. June 2021 Sustainability - Linked Framework In June 2021 , JBS S . A . adopted a Sustainability - Linked Framework (the " JBS S . A . June 2021 Sustainability - Linked Framework ") establishing its sustainability strategy priorities and setting out goals with respect to one of its key priority areas : Global Greenhouse Gas Emissions Intensity (as defined below) . JBS S . A . ’s long - term goal is to reduce its Global Greenhouse Gas Emissions Intensity by the end of 2030 as measured against the 2019 baseline year . As part of this goal, JBS S . A . established a sustainability performance target to reduce its Global Greenhouse Gas Emissions Intensity by 16 . 364 % by December 31 , 2025 , based on linear annual improvements against the 2019 baseline year, that will result in a 30 % reduction by the end of 2030 , subject to certain exclusions related to significant acquisitions and changes in laws and regulations . The JBS S . A . June 2021 Sustainability - Linked Framework is publicly available on JBS S . A . ’s website . The JBS S . A . June 2021 Sustainability - Linked Framework is not included in this Annual Report and is not incorporated into this Annual Report by reference .

62 JBS S . A . defines "Global Greenhouse Gas Emissions Intensity" as MTCO 2 e divided by metric tonnes produced (" MTCO 2 e/MT ") . JBS S . A . defines "MTCO 2 e" as the sum of Scope 1 emissions (primarily from fuels combusted, dry - ice/gaseous CO 2 used as a manufacturing aid, and wastewater treatment systems) and Scope 2 emissions (primarily from electricity purchased) during a given period from JBS S . A . ’s global operations, measured in metric tonnes of carbon dioxide equivalent, and "tonnes produced" as the sum of fresh, frozen and value - added beef, chicken, pork and their respective rendered by - product parts and offal produced during a given period, measured in metric tonne increments . For the year ended December 31 , 2019 , JBS S . A . ’s Global Greenhouse Gas Emissions Intensity was 0 . 2858 MTCO 2 e/MT produced (Scope 1 and 2 ), subject to third - party verification . Under the terms of JBS USA’s 3 . 625 % Sustainability - Linked Notes due January 2032 , if JBS S . A . does not satisfy the sustainability performance target and provide confirmation thereof to the trustee together with a related confirmation by an external verifier at least 30 days prior to January 15 , 2027 , the interest rate payable on the notes will be increased by 25 basis points from and including January 15 , 2027 to and including the maturity date of January 15 , 2032 . For more information about JBS USA’s 3 . 625 % Sustainability - Linked Notes due January 2032 , see paragraph 3 . 1 ( Management's discussion and analysis of financial condition and results of operations ) – Liquidity and Capital Resources – Description of Material Indebtedness – Fixed - Rate Notes – Sustainability - Linked Bonds – JBS USA’s 3 . 625 % Sustainability - Linked Notes due January 2032 . JBS USA Sustainability - Linked Framework In November 2021 , JBS USA adopted a Sustainability - Linked Framework (the " JBS USA Sustainability - Linked Framework ") establishing its sustainability strategy priorities and setting out goals with respect to one of its key priority areas : Global Greenhouse Gas Emissions Intensity (as defined below) . JBS USA’s long - term goal is to reduce its Global Greenhouse Gas Emissions Intensity by the end of 2030 as measured against the 2019 baseline year . As part of this goal, JBS USA has established a sustainability performance target to reduce its Global Greenhouse Gas Emissions Intensity by 20 . 30 % by December 31 , 2026 , based on linear annual improvements against the 2019 baseline year, that will result in a 30 % reduction by the end of 2030 , subject to certain exclusions related to significant acquisitions and changes in laws and regulations . The JBS USA Sustainability - Linked Framework is publicly available on JBS USA’s website . The JBS USA Sustainability - Linked Framework is not included in this Annual Report and is not incorporated into this Annual Report by reference . JBS USA defines "Global Greenhouse Gas Emissions Intensity" as MTCO 2 e divided by metric tonnes produced (" MTCO 2 e/MT ") . JBS USA defines "MT of CO 2 e" as the sum of Scope 1 emissions (primarily from fuels combusted, dry - ice/gaseous CO 2 used as a manufacturing aid, and wastewater treatment systems) and Scope 2 emissions (primarily from electricity purchased) during a given period from JBS USA’s global operations, measured in metric tonnes of carbon dioxide equivalent, and "tonnes produced" as the sum of fresh, frozen and value - added beef, chicken, pork and their respective rendered by - product parts and offal produced during a given period, measured in metric tonne increments . For the year ended December 31 , 2019 , JBS USA’s Global Greenhouse Gas Emissions Intensity was 0 . 2740 MTCO 2 e/MT produced (Scope 1 and 2 ), subject to third - party verification . Under the terms of JBS USA’s 3 . 000 % Sustainability - Linked Notes due May 2032 , if JBS USA does not satisfy the sustainability performance target and provide confirmation thereof to the trustee together with a related confirmation by an external verifier within six months after December 31 , 2026 , the interest rate payable on the notes will be increased by 25 basis points from and including November 15 , 2027 to and including the maturity date of May 15 , 2032 . For more information about JBS USA’s 3 . 000 % Sustainability - Linked Notes due May 2032 , see paragraph 3 . 1 ( Management's discussion and analysis of financial condition and results of operations ) – Liquidity and Capital Resources – Description of Material

63 Indebtedness – Fixed - Rate Notes – Sustainability - Linked Bonds – JBS USA’s 3.000% Sustainability - Linked Notes due May 2032. PPC Sustainability - Linked Framework In March 2021 , PPC adopted a Sustainability - Linked Framework (the " PPC Sustainability - Linked Framework ") establishing its sustainability strategy priorities and setting out goals with respect to one of its key priority areas : Greenhouse Gas Emissions Intensity (as defined below) . PPC’s long - term goal is to reduce its Greenhouse Gas Emissions Intensity by the end of 2030 as measured against the 2019 baseline year . As part of this goal, PPC has established a sustainability performance target to reduce its Greenhouse Gas Emissions Intensity by 17 . 679 % by December 31 , 2025 , based on linear annual improvements against the 2019 baseline year, that will result in a 30 % reduction by the end of 2030 , subject to certain exclusions related to significant acquisitions and changes in laws and regulations . The PPC Sustainability - Linked Framework is publicly available on PPC’s website . The PPC Sustainability - Linked Framework is not included in this Annual Report and is not incorporated into this Annual Report by reference . PPC defines "Greenhouse Gas Emissions Intensity" as tCO 2 e divided by 100 lbs . produced (" tCO 2 e/ 100 lbs . ") . PPC defines " tCO 2 e " as the sum of Scope 1 emissions (from stationary and mobile sources) and Scope 2 emissions (from indirect emissions) during a given period from global operations, including, without limitation, the use of dry ice, measured in metric tons of carbon dioxide equivalent, and "lbs . produced" as the sum of fresh, frozen and value - added chicken, pork and their respective rendered by - product parts and offal produced during a given period, measured in 100 lb . increments . For the year ended December 31 , 2019 , PPC’s Greenhouse Gas Emissions Intensity was 0 . 01278 tCO 2 e / 100 lbs . produced, subject to third - party verification . Under the terms of PPC’s 4 . 250 % Sustainability - Linked Notes due April 2031 , if PPC does not satisfy the sustainability performance target and provide confirmation thereof to the trustee together with a related confirmation by an external verifier at least 30 days prior to October 15 , 2026 , the interest rate payable on the notes will be increased by 25 basis points from and including October 15 , 2026 to and including the maturity date of April 15 , 2031 . For more information about PPC’s 4 . 250 % Sustainability - Linked Notes due April 2031 , see paragraph 3 . 1 ( Management's discussion and analysis of financial condition and results of operations ) – Liquidity and Capital Resources – Description of Material Indebtedness – Fixed - Rate Notes – Sustainability - Linked Bonds — PPC’s 4 . 250 % Sustainability - Linked Notes due April 2031 . The Global Protein Industry Global Beef Industry Beef is a rich source of protein and the third most produced and consumed protein in the world, after pork and poultry . According to data from the USDA, the world cattle herd stood more than 903 million head in 2025 , producing 61 . 9 million tons of beef . Imports and Exports According to the USDA, global beef imports reached a total of 11 . 9 million tons in 2025 , representing a 4 . 2 % increase from 2024 . In the future, imports are expected to rise due to increased demand from developed and emerging nations and the expectation that the volume of beef imports in China will increase as the gap between domestic production and demand widens . In September 2021 , Brazil suspended beef exports to China, after confirming two cases of atypical mad cow disease in separate meat plants . China resumed trade with Brazil in December 2021 . In February 2023 , Brazil suspended beef exports to China again following another confirmed case of atypical mad cow disease in Brazil . This suspension lasted approximately one month .

64 Despite being the world’s second beef producing nation, the U . S . is also a significant importer of beef as domestic production is insufficient to meet the full demand of U . S . consumers . The European Union, China, Mexico, Canada and Russia are examples of other major markets experiencing deficits in beef production, making them dependent on importing beef from foreign markets . The U . S . , despite a production deficit, is the world’s fourth largest beef exporting nation according to the USDA, exporting premium beef cuts to the global market . Australia was the world’s second largest beef exporter in 2025 . Australia and the U . S . combined accounted for 25 % of total exports, while Brazil was the world's larger exporter, with 31 % of total exports in 2025 . Key Geographies Where We Operate U.S. Excluding India, which for religious reasons does not make a significant part of its cattle herd available for commercial purposes, the U . S . had the third largest commercial cattle herd in the world, with 86 . 7 million head of cattle, and was the world’s second beef producing nation in 2025 , producing 11 . 8 million tons of beef, according to the USDA . The U . S . has more cattle in feedlots than any other country . Feedlots are the preferred method of raising commercial cattle in the U . S . due to the high quality of meat procured and the shorter time to prepare cattle for slaughter when compared to the free range method of raising cattle . Pure U . S . beef processors generally buy cattle raised in feedlots on the spot market or pursuant to market - priced supply agreements . They process the cattle in their own facilities and sell the beef to various customers or further processors . Cattle are normally purchased at market prices and kept for less than one day before slaughter . Pure beef processors are primarily "spread" operators, and their operating profit is largely determined by the operational efficiency of their facilities in addition to fluctuations in market prices for cattle and beef . In the U . S . we operate as a pure beef processor . Australia Grazing is the most common method for raising and feeding cattle in Australia . This method has lower feed input costs and requires a longer period of time for cattle to reach maturity . However, Australia also has a grain - fed beef cattle segment, which supplies beef predominantly processed for export, especially to the U . S . , Japan and South Korea . According to the USDA, Australia has been one of the world’s leading beef exporters for over a decade . Brazil According to the USDA, Brazil has the largest commercial herd of beef cattle in the world with 178 million head of cattle as of December 31 , 2025 . The Brazilian beef industry has undergone an intense process of internationalization . As a result, Brazilian beef exports have grown considerably . The increase in Brazilian beef exports is a result of increased productivity in the Brazilian beef sector and reduced production costs, intensified marketing and advertising campaigns and an increased number of export destinations . Brazil offers a number of competitive advantages in the production of beef, the most important of which include :  low production costs . According to the Center for Advanced Studies on Applied Economics ( Centro de Estudos Avançados em Economia Aplicada ) at the Luiz de Queiroz College of Agriculture at the University of São Paulo, Brazil has one of the lowest production costs for beef among the world’s leading producers ;  high potential for production growth . Brazil currently has the largest commercial beef cattle herd in the world and still has large tracts of land available in rural areas, which also makes it possible

65 to substantially increase the farming and production of Brazilian beef. Brazil also has space to improve cattle genetics to increase production;  grazing method of cattle farming and other advantages . Cattle farming in Brazil is predominantly grazing . Unlike most of the world’s top beef producers (including the U . S . and the countries of the European Union), Brazilian cattle graze and/or are fed on vegetable - based feed, which is seen as a factor that eliminates the risk of an outbreak of BSE among Brazilian cattle . In addition, the beef produced in Brazil has a low fat content and generally does not contain growth hormones used in cattle farming in other countries . Such factors are important to the marketing position for Brazilian beef, especially for a number of developed countries ; and  strong demand from the domestic market . Brazil has a large domestic market for beef that consumed around 66 % of its production in 2025 . This strong demand from the domestic market makes it possible to optimize the utilization and processing of each carcass, which is believed to represent a competitive advantage in relation to other beef producers around the world . Global Pork Industry Pork is the most consumed protein in the world with China, the European Union and the U . S . representing the largest markets globally . According to data from the USDA, the world hog herd in 2025 stood at approximately 751 million head, producing 117 million tons of pork . Imports and Exports The world pork trade is growing faster than world pork production . Declining trade barriers are allowing pork to move more freely around the globe than ever, which is beneficial for pork producers who can produce quality pork at a competitive price, according to the industry publication National Hog Farmer . China is the world’s largest pork market . A gap between consumption and production in China is fueling demand for pork imports . China imported 1 . 3 million metric tons of pork in 2025 . This is 2 . 8 % less than its 2024 imports but still one of the main countries . Mexico was the world’s top pork importer and Japan was the second . In 2025 , Mexico imported 1 . 6 million metric tons, followed by Japan, China, the United Kingdom, Philippines and South Korea, according to the USDA . The USA was the world’s largest pork exporting region in 2025 , exporting 2 % more pork than the European Union, the second largest exporter . Combined, the European Union and the U . S . accounted for 59 % of world pork exports in 2025 , according to the USDA . Key Geographies Where We Operate U.S. The U . S . had the third largest commercial hog herd in the world in 2025 , with 73 million head and was also the third largest global producer in 2025 , having produced 12 . 5 million tons of pork . The U . S . was also the third largest consumer, having consumed 9 . 8 million tons in 2025 , according to the USDA . In the U . S . , pork processors include vertically integrated companies, who own and raise hogs for use in their own processing facilities, and pure processors, who do not own hogs . Pure processors generally purchase finished hogs under long - term supply contracts at prevailing market prices, process the hogs in their own facilities and sell the finished products at spot prices . Pure processors are typically exposed to oscillations in market prices for less than two weeks and are primarily "spread" operators with their operating profit largely determined by a plant’s operating efficiency in addition to fluctuations in the market prices for hogs and pork products . Our pork operations based in the U . S . are a mix of pure pork processors and vertically integrated processors . Global Chicken Industry

66 Chicken is the second most consumed protein in the world, after pork, and the most commonly consumed protein in the U . S . and Brazil . The largest chicken consuming regions in the world in 2025 were the U . S . , followed by China, the European Union and Brazil . According to the USDA, the world produced 107 . 6 million tons of chicken in 2025 . Imports and Exports According to the USDA, world chicken imports reached a total of 11 . 5 million tons in 2025 . The largest importers of poultry products in 2025 were Japan, Mexico, the United Kingdom, the European Union, and Saudi Arabia, which together accounted for 41 % of the world’s imports of chicken products in aggregate . Brazil was the largest exporter with 5.0 million tons, or 36% share of global chicken exports in 2025. The U.S. was the world’s second largest chicken exporter in 2025, with 3.0 million tons shipped. Export demand growth will likely be driven by increased market access, removal of trade restrictions on U.S. poultry, robust Chinese demand and a continued weakness in the Brazilian real. Key Geographies Where We Operate U.S. Chicken products are the most commonly consumed source of protein in the U . S . According to the USDA, the U . S . represented the largest production and consumption market globally in 2025 , having produced 21 . 8 million tons and consumed 18 . 8 million tons of chicken . Large - scale chicken processors in the U . S . are typically vertically integrated processors . Vertically integrated processors own and raise brood hens to lay eggs for incubation . Once hatched, the chicks are transported to independently contracted growth farms where they develop until they reach the age of seven to nine weeks . The processor supplies the hired farmers with the chicks, feed and veterinary services . Additionally, since chicks consume feed (meal produced from corn and soybean meal) with a replacement price that is subject to variations in market price, vertically integrated poultry processors have direct financial exposure to volatility in such grain prices . The U . S . chicken sector is characterized by daily price alterations based on seasonal consumption patterns and overall supply and demand for chicken and other meats in the U . S . and abroad . The prices for chicken vary over time and are affected by inventory levels, production cycles, weather, disease and bird feeding costs, among other factors . European Union Chicken is the second most consumed animal protein in the European Union, after pork . According to the USDA, in 2025 the European Union was the fourth largest chicken producer in the world, with production of 11 . 8 million tons and the third largest chicken consumer, having consumed 10 . 8 million tons . Brazil Chicken is the most commonly consumed animal protein in Brazil, followed by beef and pork . Brazil is the world’s fourth largest consumer of chicken, having consumed 10 . 5 million tons in 2025 . According to World Poultry and the USDA, the Brazilian chicken industry has experienced significant growth over the past four decades . Organizational Structure The following diagram sets forth our simplified corporate structure as of the date of this Annual Report. For information about the principal shareholders of JBS S.A., see paragraph 10.1 ( Major shareholders ) .

(1) Includes approximately 82% of the outstanding common stock of PPC. 2.3 Property, plant and equipment Operating Facilities The following tables set forth the number and aggregate capacities of our processing facilities by business segment and location as of December 31, 2025: Brazil Segment As of December 31, 2025 Aggregate Daily Capacity (1) Number of Facilities 36,525 34 Fresh Beef Processing Plants Brazil 36,525 34 Total 45,582 15 Hide Processing Plants Brazil 45,582 15 Total (1) Capacity measured in head of cattle (beef processing plants) or hides (hide processing plants). As of December 31, 2025 67

68 Aggregate Monthly Capacity Number of Facilities ( tons ) 22,050 8 Further Processed and Prepared Foods Plants (1) Brazil 22,050 8 Total (1) Prepared food products plants process fresh and frozen beef and other raw materials into ready - to - eat meals. Seara Segment As of December 31, 2025 Aggregate Daily Capacity (1) Number of Facilities 5,760,000 31 Fresh Chicken Processing Plants Brazil 5,760,000 31 Total 37,200 8 Fresh Pork Processing Plants Brazil 37,200 8 Total (1) Capacity measured in broilers (fresh chicken processing plants) or hogs (fresh pork processing plants). As of December 31, 2025 Aggregate Monthly Capacity ( tons ) Number of Facilities 88,409 22 Value - Added, Branded and Prepared Foods Plants (1) Brazil 2,400 2 Saudi Arabia 1,600 1 United Arab Emirates 92,409 25 Total (1) Prepared food products plants process fresh and frozen chicken, pork, beef, margarine and other raw materials into ready - to - eat meals. Beef North America Segment

69 As of December 31, 2025 Aggregate Daily Capacity Number of Facilities (cattle) Fresh Beef Processing Plants 28,198 9 U.S. 4,400 1 Canada 32,598 10 Total 5,000 1 Hide Processing Plants U.S. 5,000 1 Total As of December 31, 2025 Aggregate Monthly Capacity Number of Facilities ( tons ) Value - Added and Branded Beef Processing Plants 19,460 7 U.S. (1) 492 1 Canada 19,952 8 Total (1) The value - added facilities in the Beef North America segment also process pork products. As of December 31, 2025 Aggregate Monthly Capacity Number of Facilities ( tons ) Plant - Based Protein Processing Plants 2,662 3 Europe 2,662 3 Total The operations from JBS USA’s acquisition of Vivera Topholding B . V . are included in our Beef North America segment and include three production facilities and a research and development center located in the Netherlands . Pork USA Segment

70 As of December 31, 2025 Aggregate Daily Capacity Number of Facilities ( hogs ) Fresh Pork Processing Plants 92,600 5 U.S. 92,600 5 Total As of December 31, 2025 Aggregate Monthly Capacity Number of Facilities ( tons ) Value - Added and Branded Pork Processing Plants 19,635 9 U.S. 19,635 9 Total Pilgrim’s Pride Segment As of December 31, 2025 Aggregate Daily Capacity (broilers) Number of Facilities Fresh Chicken Processing Plants 6,268,964 25 U.S. 1,082,455 6 Mexico 844,285 4 United Kingdom and Europe 65,042 1 Puerto Rico 8,260,746 36 Total As of December 31, 2025 Aggregate Daily Capacity Number of Facilities ( hogs ) Fresh Pork Processing Plants 8,650 2 United Kingdom and Europe 8,650 2 Total

71 As of December 31, 2025 Aggregate Daily Capacity Number of Facilities ( lambs ) Fresh Lamb Processing Plant 3,333 1 Europe 3,333 1 Total As of December 31, 2025 Aggregate Monthly Capacity Number of Facilities ( tons ) Value - Added, Branded and Prepared Foods Plants (1) 40,781 16 United Kingdom 19,458 4 U.S. 10,105 3 France 9,691 2 Ireland 3,694 2 Mexico 683 1 The Netherlands 84,412 28 Total (1) Prepared food products plants process fresh and frozen chicken and pork and other raw materials into ready - to - eat meals. Australia Segment As of December 31, 2025 Aggregate Daily Capacity Number of Facilities ( cattle ) Fresh Beef Processing Plants 9,598 8 Australia (1) 9,598 8 Total Number of Facilities (1) Includes one combined beef, lamb and sheep processing plant. As of December 31, 2025 Aggregate Daily Capacity ( lambs ) Fresh Lamb and Sheep Processing Plants Australia (1) 3 20,200

72 As of December 31, 2025 Number of Facilities 3 Aggregate Daily Capacity 20,200 Total (1) Includes one combined beef, lamb and sheep processing plant. As of December 31, 2025 Aggregate Daily Capacity Number of Facilities ( hogs ) Fresh Pork Processing Plants 11,260 3 Australia 11,260 3 Total As of December 31, 2025 Aggregate Daily Capacity Number of Facilities ( tons ) 197 2 Fresh Fish Processing Plants Australia 197 2 Total As of December 31, 2025 Aggregate Daily Capacity Number of Facilities ( hide ) Hide Processing Plants 7,900 1 Australia 7,900 1 Total As of December 31, 2025 Aggregate Monthly Capacity Number of Facilities (tons) Value - Added and Branded Beef Processing Plants 18,663 7 Australia 1,842 1 New Zealand 20,505 8 Total Miscellaneous Segment

73 As of December 31, 2025 Aggregate Daily Capacity Number of Facilities ( hide ) Hide Processing Plants 4,450 1 Argentina 3,000 1 Uruguay 727 1 Mexico 75 1 Germany 5,000 1 Vietnam 1,500 1 Italy 14,752 6 Total As of December 31, 2025 Aggregate Monthly Capacity Number of Facilities ( tons ) Further Processed Pork Processing Plants 761 4 Italy 761 4 Total As of December 31 , 2025 , we also operated eight feedlots in Brazil (of which four were owned, two were leased and two were partnerships) and other facilities and farms related to feed production and animal raising . We believe our facilities are generally adequate and suitable for our current purposes ; however, seasonal fluctuations in inventories and production may occur as a reaction to market demands for certain products . We regularly engage in construction and other capital improvement projects intended to expand capacity and improve the efficiency of our processing and support facilities . We also evaluate the efficiencies of our operations and may from time to time consider changing the number or type of plants we operate to align with our capacity needs . 3 OPERATING AND FINANCIAL OVERVIEW 1. Management's discussion and analysis of financial condition and results of operations 1. Operating Results Overview We are the largest protein company and one of the largest food companies in the world in terms of net revenue for the year ended December 31 , 2025 , according to Bloomberg’s Food Index and publicly available sources . Our net revenue was US $ 86 . 2 billion, US $ 77 . 2 billion and US $ 72 . 9 billion for the years ended December 31 , 2025 , 2024 and 2023 , respectively . We recorded a net income of US $ 2 . 2 billion for the year ended December 31 , 2025 , a net income of US $ 2 . 0 billion for the year ended December 31 , 2024 , and a net loss of US $ 0 . 1 billion for the year ended December 31 , 2023 . Our Adjusted EBITDA was US $ 6 . 8 billion, US $ 7 . 2 billion and US $ 3 . 5 billion for the years ended December 31 , 2025 , 2024 and 2023 , respectively . Through strategic acquisitions and capital investment, we have created a diversified global platform that

74 allows us to prepare, package and deliver fresh and frozen, value - added and branded beef, poultry, pork, fish, lamb and egg products to leading retailers and foodservice customers . We sell our products to more than 330 , 000 customers worldwide in approximately 197 countries on six continents . As of December 31 , 2025 , we were :  the # 1 global beef producer in terms of capacity, according to Nebraska Public Media, with operations in the U . S . , Australia, Canada and Brazil and an aggregate daily processing capacity of more than 78 , 000 heads of cattle ;  the # 1 global poultry producer in terms of capacity, with operations in the U . S . , Brazil, United Kingdom, Mexico, Puerto Rico and Europe, and an aggregate daily processing capacity of more than 14 . 0 million chickens according to WATT Poultry, a global resource for the poultry meat industries ; the # 2 largest global pork producer in terms of capacity, with operations in the U . S . , Brazil, the United Kingdom, Australia and Europe, and an aggregate daily processing capacity of more than 149 , 000 hogs according to WATT Poultry ; a leading lamb producer in terms of capacity, according to Levante, with operations in Australia and Europe and an aggregate daily processing capacity of more than 23 , 500 heads ; a leading regional fish producer in terms of capacity, according to Forbes, with operations in Australia and an aggregate daily processing capacity of approximately 200 tons ;     a leading table eggs producer in Brazil, with operation in six Brazilian states, and an aggregate capacity of approximately 4 billion table eggs per year; and a significant global producer of value - added and branded meat products.  We primarily sell protein products, which include fresh and frozen cuts of beef, pork, lamb, fish, whole chickens, chicken parts and egg, to retailers (such as supermarkets, club stores and other retail distributors), and foodservice companies (such as restaurants, hotels, foodservice distributors and additional processors) . Our food products are marketed under a variety of national and regional brands, including : in North America, "Swift," "Just Bare," "Pilgrim’s Pride," " 1855 ," "Grass Run Garm," "Gold Kist Farms," "Gold’n Plump," "Del Dia," "La Herencia," "Mantiqueira," "Principe," "Sampco" and premium brands "Sunnyvalley," and "Imperial American Wagiu Beef ; " in Brazil, "Swift," "Seara," "Friboi," "Maturatta," "Massa Leve," "Marba," "Doriana," "Delícia," "Primor," "Incrível," "Rezende," "Mantiqueira," and premium brands " 1953 Friboi," "Black Friboi," "Seara Gourmet," "Hans" and "Eder" ; in Australia, "Swift" and "Great Southern" ; and in Europe, "Moy Park," "Richmond," "Fridge Riders," "Denny," "Rollover" and "Oak House Foods" . We also produce value - added and branded products marketed, primarily under our portfolio of widely recognized consumer brands in some of our key markets, including "Seara" in Brazil, "Primo," "Rivalea" and "Huon" in Australia and "Beehive" in New Zealand . We are geographically diversified, with production facilities strategically located to optimize both raw material supply and proximity to consumer markets . In the year ended December 31 , 2025 , the U . S . accounted for the largest share of our net revenue, in terms of production, representing 51% , followed by South America at 29% , as detailed in the table below . For the year ended December 31, 2025 US$ % ( in millions of U.S. dollar, unless otherwise indicated )

75 50.9% 43,825.5 United States of America 7.3% 6,315.4 Mexico and Canada 28.8% 24,830.7 South America 8.3% 7,112.0 Australia 7.5% 6,425.5 Europe 0.6% 542.4 Minor regions 103.3% 89,051.5 Total (3.3)% (2,867.3) Intercompany elimination 100.0% 86,184.2 Total In terms of consumption, in the year ended December 31 , 2025 , we generated 74 % of our net revenue from sales in the countries where we operate our facilities, which we classify as domestic sales, and 26 % of our net revenue represented export sales . The U . S . , Brazil and Australia are leading exporters of protein to many fast - growing markets, including Asia, Africa and the Middle East . Asia represented 50 % of our net revenue from export sales in the year ended December 31 , 2025 , primarily from sales in China, Japan and South Korea . Africa and the Middle East collectively represented 12 % of our net revenue from export sales in the year ended December 31 , 2025 . Reportable Segments Our management has defined our operating segments based on the reports that are used to make strategic decisions, analyzed by our chief operating decision maker, who is our chief executive officer . We operate in the following seven reportable business segments : (1) Brazil ; (2) Seara ; (3) Beef North America ; (4) Pork USA ; (5) Pilgrim’s Pride ; (6) Australia ; and (7) Miscellaneous . For additional information, see note 24 to JBS N . V . ’s consolidated financial statements and paragraph 2 . 2 ( The business of the Company ) – Description of Business Segments . Each segment’s operating performance is evaluated by our chief operating decision maker based on Adjusted EBITDA . Description of Main Consolidated Statement of Income Line Items Net Revenue The vast majority of our net revenue is derived from contracts which are based upon a customer ordering our products . Net revenues are recognized when there is a contract with the customer, the transaction price is reliably measurable and when the control over the goods sold is transferred to the customer . We account for a contract, which may be verbal or written, when it is approved and committed by both parties, the rights of the parties are identified along with payment terms, the contract has commercial substance and collectability is probable . While there may be master agreements, the contract is only established when the customer’s order is accepted by us . We evaluate the transaction for distinct performance obligations, which are the sale of our products to customers . Each performance obligation is recognized based upon a pattern of recognition that reflects the transfer of control to the customer at a point in time, which is upon destination (customer location or port of destination), which depicts the transfer of control and recognition of net revenue . There are instances of customer pick - up at our facility, in which case control transfers to the customer at that point and we recognize net revenue . Our performance obligations are typically fulfilled within days to weeks of the acceptance of the order .

76 The measurability of the transaction price can be impacted by variable consideration (i . e . , discounts, rebates, incentives and the customer’s right to return products) . Some or all of the estimated amount of variable consideration is included in the transaction price but only to the extent that it is highly probable a significant reversal in the amount of cumulative net revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved . This varies from customer to customer according to the terms of sale . However, due to the nature of our business, there is minimal variable consideration . Allocating the transaction price to a specific performance obligation based upon the relative standalone selling prices includes estimating the standalone selling prices including discounts and variable consideration . Shipping and handling activities are performed before a customer obtains control of the goods and its obligation is fulfilled upon transfer of the goods to a customer . Shipping and handling costs are recorded within cost of sales . We can incur incremental costs to obtain or fulfill a contract, such as payment of commissions, which are not expected to be recovered . The amortization period for such expenses is less than one year ; therefore, the costs are expensed as incurred and included in deductions from sales . We receive payments from customers based on terms established with the customer . Payments are typically due within seven days of delivery for domestic accounts and 30 days for international accounts . Customer contract liabilities relate to payments received in advance of satisfying the performance obligation under the contract . Moreover, a contract liability is recognized when we have an obligation to transfer products to a customer from whom the consideration has already been received . The recognition of the contractual liability occurs at the time when the consideration is received and settled . We recognize net revenue upon fulfilling the related performance obligation . Contract liabilities are presented as advances from customers in the statement of financial position . We disaggregate our net revenues by (i) domestic sales, which refer to sales within each geographical location and (ii) export sales, which refer to sales outside of each geographical location . We also disaggregate our net revenues between Brazil, Seara, Beef North America, Pork USA, Pilgrim’s Pride, Australia and Miscellaneous segments to align with our segment presentation in note 24 to JBS N . V . ’s consolidated financial statements, which are included elsewhere in this Annual Report . We sell our products in the countries where we operate our facilities, which we classify as domestic sales, and elsewhere, which we classify as export sales, as follows : For the year ended December 31, 2023 2024 2025 (in millions of US$) 54,501.3 57,186.2 63,734.8 Domestic sales 18,416.8 19,996.4 22,449.4 Export sales 72,918.1 77,182.5 86,184.2 Net revenue Our net revenue is derived from our seven segments as set forth below.  Net Revenue from Sales of Brazil . Our Brazil segment includes all of our operating activities in Brazil, mainly represented by slaughter facilities, cold storage and meat processing, fat, feed and production of cattle by - products, such as leather, collagen and other products produced in Brazil . Net revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant users within the food chain .

77  Net Revenue from Sales of Seara . Our Seara segment includes all the operating activities of Seara and its subsidiaries, mainly represented by chicken and pork processing, production and commercialization of food products and value - added products . Net revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant users within the food chain . Net Revenue from Sales of Beef North America . Our Beef North America segment includes JBS USA’s beef processing operations in North America and the plant - based businesses in Europe . This segment also sells by - products to the variety meat, feed processing, fertilizer, automotive and pet food industries and also produces value - added meat products including toppings for pizzas . Sampco LLC imports processed meats and other foods such as canned fish, fruits and vegetables to the U . S . and Vivera Topholding B . V . produces and sells plant - based protein products in Europe .   Net Revenue from Sales of Pork USA . Our Pork USA segment includes JBS USA’s pork operations, including Swift Prepared Foods . Net revenues are generated from the sale of products predominantly to retailers of fresh pork, including trimmed cuts such as loins, roasts, chops, butts, picnics and ribs . Other pork products, including hams, bellies and trimmings, are sold predominantly to further processors who, in turn, manufacture bacon, sausage, and deli and luncheon meats . In addition, net revenues are generated from the sale of case ready products . As a complement to our pork processing business, we also conduct business through our hog production operations, including 31 hog farms and eight feed mills, from which, JBS USA will source live hogs for its pork processing operations .  Net Revenue from Sales of Pilgrim’s Pride . Our Pilgrim’s Pride segment includes PPC’s operations, the majority of whose revenues are generated from U . S . , United Kingdom, Europe and Mexico sales of fresh and prepared chicken . The fresh chicken products consist of refrigerated (non - frozen) whole or cut - up chicken, either pre - marinated or non - marinated, and pre - packaged chicken in various combinations of freshly refrigerated, whole chickens and chicken parts . The prepared chicken products include portion - controlled breast fillets, tenderloins and strips, delicatessen products, salads, formed nuggets and patties and bone - in chicken parts . These products are sold either refrigerated or frozen and may be fully cooked, partially cooked or raw . In addition, these products are breaded or non - breaded and either pre - marinated or non - marinated . The segment also generates net revenue from the sale of prepared pork products through Pilgrim’s Pride Limited . The segment includes the specialty meats and ready meals businesses of Pilgrim’s Food Masters and generates net revenues from branded and private label meats, meat snacks, food - to - go products, and ethnic chilled and frozen ready meals . Net Revenue from Sales of Australia . Our Australia segment includes our fresh, frozen, value - added and branded beef, lamb, pork and fish products in Australia and New Zealand . The majority of our beef net revenues from our operations in Australia are generated from the sale of fresh beef products (including fresh and frozen chuck cuts, rib cuts, loin cuts, round cuts, thin meats, ground beef, offal and other products) . We also sell value - added and branded beef products (including frozen cooked and pre - cooked beef, corned cooked beef, beef cubes and consumer - ready products, such as hamburgers and sausages) . We also operate lamb, pork and fish processing facilities in Australia and New Zealand, as the result of the acquisitions of Huon Aquaculture Group Ltd and the Rivalea hog breeding and processing business in Australia . JBS Australia also generates net revenues through their cattle hoteling business . Net Revenue from Sales of Miscellaneous . Our Miscellaneous segment includes certain operations not directly attributable to our reportable segments set forth above, such as international leather operations and other operations in Europe .  

78 Cost of Sales A significant portion of our cost of sales consists of raw materials, primarily biological assets and feed ingredients . We incur costs to (1) purchase livestock (cattle, hogs and lamb) ready for slaughter in the production of beef, pork and lamb products and (2) feed live animals (chickens, hogs and fish) for breeding and slaughter in the production of chicken, pork and fish products in our vertically - integrated operations . Raw materials costs are generally influenced by fluctuations in prices to purchase (i) livestock in the spot market or under contracts and (ii) feed ingredients, primarily corn and soy meal, which are the main feed ingredients required in our vertically integrated operations . In addition to purchasing livestock and feed ingredients, our cost of sales also consists of other production costs (including packaging and other raw materials) and labor . The key drivers of costs by segment are as follows :  Brazil . In Brazil we generally purchase cattle livestock in the spot market transactions or under contracts that fluctuate with market conditions as we do not keep or raise our own cattle . Our Brazil operations are impacted primarily by grass - fed cattle supply . Reductions in the breeding herds can affect supply, and thus costs, over a period of years .  Seara . Our vertically - integrated chicken and pork operations are impacted primarily by fluctuations in the price of feed ingredients . Beef North America . We generally purchase cattle livestock in the spot market or under contracts that fluctuate with market conditions as we do not keep or raise our own cattle . Our beef operations are impacted primarily by fed cattle supply . Our beef business is directly affected by fluctuations in the spot market based on available supply and indirectly influenced by fluctuations in the price of feed ingredients .   Pork USA . In North America, we generally purchase pork livestock in the spot market or under contracts that fluctuate with market conditions and we raise approximately 25 % of our hogs . Our pork business is directly affected by fluctuations in the price of feed ingredients . Pilgrim’s Pride . Our vertically - integrated chicken operations are impacted primarily by fluctuations in the price of feed ingredients . Australia . Our Australian beef operations are impacted primarily by fed cattle supply, in addition to fish feed ingredients and hog prices .    Miscellaneous . Includes certain costs and expenses related to our operations not directly attributable to the reportable segments, such as certain of our corporate expenses and our costs and expenses related to our international leather operations and other operations in Europe . Adjusted EBITDA Adjusted EBITDA is calculated by making the following adjustments to our net income, as further described below under paragraph 3 . 1 . 1 ( Operating Results ) – Reconciliation of Adjusted EBITDA : exclusion of current and deferred income taxes ; exclusion of share of profit of equity - accounted investees, net of tax ; exclusion of net finance expense ; exclusion of depreciation and amortization expenses ; exclusion of antitrust agreements expenses ; exclusion of donations and social programs expenses ; exclusion of impairment of assets ; exclusion of restructuring expenses ; exclusion of fiscal payments and installments ; exclusion of Rio Grande do Sul claim losses ; exclusion of extemporaneous litigation expenses ; exclusion of reversal of tax credits ; exclusion of avian influenza impacts ; exclusion of certain tax assessments ; and exclusion of certain other operating income (expense), net . Operating Expenses Our operating expenses consists primarily of :

79  General and Administrative Expenses. This line item primarily includes expenses relating to corporate payroll, utilities and maintenance of our corporate offices and headquarters.  Selling Expenses. This line item includes expenses relating to advertising, freights, payment of commissions and salaries to members of our sales team and expected credit losses. Net Finance Expense Net finance expense includes expenses relating to interest incurred on our indebtedness, interest income, gains and losses related to our net exposure to foreign currencies and fair value adjustments from financing and commodity - related derivative transactions . Items Affecting Comparability of Financial Results Acquisitions We have a track record of acquiring and integrating operations . Through strategic acquisitions, we have built a diversified global platform, which has significantly increased our net revenues, partially due to these acquisitions . Revenues, expenses and cash flows of acquired businesses are recorded for transactions consummated commencing after the closing date of the business acquired . None of the acquisitions (individually or in the aggregate) that we completed during the periods discussed below under – Summary of Results is considered significant under the rules governing the inclusion of pro forma and historical financial statements in an SEC - registered offering of securities . Therefore, neither pro forma financial statements giving effect to these acquisitions nor separate historical financial statements of the acquired or divested businesses would be required to be included under Article 11 and Rule 3 - 05 of Regulation S - X . Accordingly, we have not included any pro forma financial information reflecting any acquisitions or any historical carve - out financial statements of any acquired businesses in this Annual Report . Currency As a global company, our results of operations and financial condition have been, and will continue to be, exposed to foreign currency exchange rate fluctuations . The financial statements of each entity included in the consolidation are prepared using the functional currency of the main economic environment it operates . Any depreciation or appreciation of the foreign currency exchange rate compared to an entity  s functional currency may impact our revenues, costs and expenses causing a monetary increase or decrease, provided that the other variables remain unchanged . In addition, a portion of our loans and financing is denominated in foreign currencies (foreign currency indicates loans denominated in a different currency from an entity  s functional currency) . For this reason, any movement of the currency exchange rate compared to an entity  s functional currency may significantly increase or decrease our finance expense and our current and non - current loans and financing . Additionally, the results and financial position of all entities with a functional currency different from our functional currency (Brazilian real ) have been translated to Brazilian real and then translated into the Group’s presentation currency (U . S . dollar) . Our risk management department enters into derivative instruments previously approved by our Board to protect financial assets and liabilities and future cash flow from commercial activities and net investments in foreign operations . Our Board has approved financial instruments to hedge our exposure to loans, investments, cash flows from interest payments, export estimate, acquisition of raw material, and other transactions, whenever they are quoted in currencies different than our or our subsidiaries’ functional currency . The primary exposures to exchange rate risk are in U . S . dollars, euros, British pounds, Mexican pesos and Australian dollars . Principal Factors Affecting our Financial Condition and Results of Operations

80 Our results of operations have been influenced and will continue to be influenced by a variety of factors . In addition to the factors discussed below, factors that impact the results of our operations include outbreaks of livestock and poultry disease, product contamination or recalls, our ability to implement our business plan and the level of demand for our products in the countries in which we operate . Demand for our products in those countries is affected by the performance of their respective economies in terms of GDP, as well as prevailing levels of employment, inflation and interest rates . Brazil, Seara, Beef North America, Pork USA, Pilgrim’s Pride and Australia Segments We operate globally and during the regular course of our operations are exposed to price fluctuations in feeder cattle, live cattle, lean hogs, corn, soybeans, and energy, especially in our North American, Australian and Brazilian markets . Commodity markets are characterized by volatility arising from external factors including climate, supply levels, transportation costs, agricultural policies and storage costs, among others . Our risk management department is responsible for mapping our exposure to commodity prices and proposing strategies to our risk management committee in order to mitigate such exposure . Biological assets are a very important raw material used by us . In order to maintain future supply of these materials, we enter into forward contracts to anticipate purchases with suppliers . To complement these forward purchases, we use derivative instruments to mitigate each specific exposure, most notably futures contracts, to mitigate the impact of price fluctuations - on inventories and sales contracts . We take the historical average amount spent on materials as an indication of the operational value to be protected by firm contracts . In addition to the above, our risk management department monitors a number of other metrics and indicators that affect our operations in our Brazil, Seara, Beef North America, Pork USA, Pilgrim’s Pride and Australia segments, including the following :      production volume; plant capacity utilization; sales volume; selling prices; customer demand and preferences (see paragraph 4 . 2 ( Risk factors ) – Risks relating to our Business and Industries – Changes in consumer preferences and/or negative perception of the consumer regarding the quality and safety of our products could adversely affect our business" ) ;  commodity futures prices for livestock (see paragraph 4 . 2 ( Risk factors ) – Risks relating to our Business and Industries – Our results of operations may be adversely affected by fluctuations in market prices for, and the availability of, livestock and animal feed ingredients ") ; the spread between livestock prices and selling prices for finished goods ;         utility prices and trends; livestock availability; production yield; seasonality; the economy performance of the countries where we sell our products; competition and industry consolidation; taxation;

81    perceived value of our brands; interest rate fluctuations ; currency exchange rate fluctuations (see paragraph 4 . 2 ( Risk factors ) – Risks relating to our business and the beef, pork and chicken industries – Our exports pose special risks to our business and operations" ) ; and trade barriers, exchange controls and political risk and other risks associated with export and foreign operations (see paragraph 4 . 2 ( Risk factors ) – Risks relating to our business and the beef, pork and chicken industries – Our exports pose special risks to our business and operations" ) .  Effects of the Variation of Prices for the Purchase of Raw Materials on Our Costs of Goods Sold Our principal raw materials are livestock and feed ingredients for our chicken, pork and fish operations . Raw materials accounted for a majority of the total cost of products sold during the year ended December 31 , 2025 . Changes in the price of cattle, pork and feed ingredients have a direct impact on operating costs and are based on factors beyond our management’s control, such as climate, the supply volume, transportation costs, agricultural policies and others . We seek to hedge the price paid for cattle purchased through financial instruments in order to attempt to protect ourselves from price variations between their date of the purchase and their date of the delivery . Our risk management department is responsible for mapping the exposures to commodity prices of the JBS Group and proposing strategies to our risk management committee, in order to mitigate such exposures . Biological assets are a very important raw material used by us . In order to maintain future supply of these materials, we participate in forward contracts to anticipate purchases with suppliers . To complement these forward purchases, we use derivative instruments to mitigate each specific exposure, most notably futures contracts, to mitigate the impact of price fluctuations - on inventories and sales contracts . We take the historical average amount spent on materials as an indication of the operational value to be protected by firm contracts . The price of cattle, pork and feed ingredients in the domestic markets has significantly fluctuated in the past, and we believe that it will continue to fluctuate over the next few years . Any increase in the price of cattle, pork and feed ingredients and, consequently, production costs may adversely impact our gross margins and our results of operations if we are not able to pass these price increases to our clients . Conversely, any decrease in the price of cattle, pork and feed ingredients and, consequently, our production costs, may positively impact our gross margins and our results of operations . Effect of Level of Indebtedness and Interest Rates As of December 31 , 2025 , our total outstanding indebtedness was US $ 21 , 090 . 6 million, consisting of US $ 833 . 1 million of current loans and financing and US $ 20 , 257 . 5 million of non - current loans and financing, representing 59 . 2 % of our total liabilities, which totaled US $ 35 , 633 . 7 million as of December 31 , 2025 . The interest rates that we pay on our indebtedness depend on a variety of factors, including local and international interest rates and risk assessments of our company, our industry and the global economies . Fluctuations in Domestic Market Prices of Fresh and Processed Products Can Significantly Affect Our Operating Revenues Domestic market prices for fresh and processed products are generally determined in accordance with market conditions . These prices are also affected by the additional markup that retailers charge end consumers . We have negotiated these margins with each network of retailers and depending on the network, with each store individually . Effects of Fluctuations in Export Prices of Fresh and Processed Products on Operating Revenues

82 Fluctuations in export prices of our raw and processed products can significantly affect our net operating income . The prices of fresh and processed products that we charge in domestic and export markets have fluctuated significantly in recent years, and we believe that these prices will continue to fluctuate in the future . Effects of Fluctuations in Foreign Exchange Rates Currencies As our presentation currency is the U . S . dollars and some of our entities have other currencies as their functional currency (for example the Brazilian real), all else being equal, any strengthening of the U . S . dollar against these currencies will reduce the revenues and expenses of these entities, whereas any depreciation of the U . S . dollar against these currencies will increase their revenues and expenses . For further information on our presentation currency, functional currencies and translation of foreign currencies see – Items Affecting Comparability of Financial Results – Currency above . Impacts from Russia - Ukraine, Israel - Hamas, and U . S . and Israel - Iran Conflicts The Russia - Ukraine war began in February 2022 . The impact of the ongoing war and sanctions has not been limited to businesses that operate in Russia and Ukraine and has negatively impacted and will likely continue to negatively impact other global economic markets including where we operate . The impacts have included and may continue to include, but are not limited to, higher prices for commodities, such as food products, ingredients and energy products, increasing inflation in some countries, and disrupted trade and supply chains . The conflict has disrupted shipments of grains, vegetable oils, fertilizer and energy products . Russia’s recent suspension of the Black Sea Grain Initiative, which allowed Ukraine to export grain and other food items, will likely further exacerbate rising food prices and supply chain issues if not reinstated . The impact on the agriculture markets falls into two main categories : (1) the effect on Ukrainian crop production, as the region is key in global grain production ; and (2) the duration of the disruption in trade flows . Safety and financing concerns in the region are restricting export execution, which is in turn forcing grain and oil demand to find alternative supply . The duration of the war and related volatility makes global markets extremely sensitive to growing - season weather in other global grain producing regions and has led to a large risk premium in futures prices . The continued volatility in the global markets as a result of the war has adversely impacted our costs by driving up prices, raising inflation and increasing pressure on the supply of feed ingredients and energy products throughout the global markets . In addition, the U . S . government and other governments in jurisdictions in which we operate have imposed sanctions and export controls against Russia, Belarus and interests therein and threatened additional sanctions and controls . The impact of these measures, now and in the future, could adversely affect our business, supply chain or customers . See paragraph 4 . 2 ( Risk factors ) – Risks Relating to the Markets in Which We Operate – Our business may be negatively impacted by economic or other consequences from Russia’s war against Ukraine and the sanctions imposed as a response to that action in this Annual Report for additional information . Moreover, on October 7 , 2023 , Hamas attacked Israel, with Israel then declaring war on Hamas in the Gaza Strip and since then, Israel has been involved in military conflicts with Hamas, Hezbollah, a terrorist organization based in Lebanon, and Iran, both directly and through proxies like the Houthi movement in Yemen and armed groups in Iraq and other terrorist organizations . Although certain ceasefire agreements have been reached, and some Iranian proxies have declared a halt to their attacks, there is no assurance that these agreements will be upheld, military activity and hostilities continue to exist at varying levels of intensity, and the situation remains volatile, with the potential for escalation into a broader regional conflict involving additional terrorist organizations and possibly other countries . In June 2025 , a new round of direct hostilities broke out between Israel and Iran, involving significant missile and drone strikes exchanged between the two countries . This escalation has heightened regional instability . In October 2025 , a new ceasefire went into effect under a U . S . - brokered framework, providing for the release of hostages by Hamas

83 and prisoners by Israel, withdrawal of Israeli troops to agreed lines, and increase of humanitarian aid flows into Gaza . However, significant challenges threaten the durability of this ceasefire . In February 2026 , the U . S . and Israel launched coordinated military strikes against key Iranian military and infrastructure targets . This marked a significant escalation in the conflict, resulting in heightened instability across the Middle East, further disruptions to global energy markets, and increased volatility in international trade and supply chains . Escalation or expansion of hostilities, interventions by other groups or nations, the imposition of economic sanctions, disruption of shipping transit in the Straits of Hormuz or other significant trade routes, or similar outcomes could adversely affect the international trade, our business, results of operations, financial condition and cash flows . Although we do not have manufacturing operations in the affected regions, we are monitoring the development and unfolding of the situation and its potential effects on our sector and operations . As of the date of this Annual Report, no significant impacts on our business have been identified . Impact of Inflation Most of the countries and regions in which we operate, including the U . S . , Brazil, Australia, Mexico and Europe, are currently experiencing pronounced inflation . None of the locations in which we operate are experiencing hyperinflation . All segments experienced inflation in operating costs, especially in labor, freight and transportation and certain materials . We have also experienced high average sales prices impacted by the current inflationary environment . We have responded to inflationary challenges in 2023 , 2024 and 2025 by continuing negotiations with customers to pass through costs increases in order to recoup the increased expenses we have experienced . We also continue to focus on operational initiatives that aim to deliver labor efficiencies, better agricultural performance and improved yields . For more information about the risks of inflation on our operations, see paragraph 4 . 2 ( Risk factors ) – Risks Relating to the Markets in Which We Operate – Deterioration of global economic conditions could adversely affect our business and – We are exposed to emerging and developing country risks, – The Brazilian government exercises, and will continue to exercise, significant influence over the Brazilian economy . These influences, as well as the political and economic conditions of the country, could negatively affect our activities, and – Our business may be negatively impacted by economic or other consequences from Russia’s war against Ukraine and the sanctions imposed as a response to that action . Overview of Results We recorded a net income of US $ 2 , 229 . 8 million in 2025 compared to a net income of US $ 1 , 967 . 6 million in 2024 and a net loss of US $ ( 131 . 7 ) million in 2023 . Summary of Results Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024 For the year ended December 31, 2025 2024 % Change (in millions of US$) 11.7% 77,182.5 86,184.2 Consolidated statement of income: Net revenue 14.2% (65,594.3) (74,884.9) Cost of sales (2.5)% 11,588.2 11,299.3 Gross profit 3.3% (4,827.3) (4,988.7) Selling expenses

84 For the year ended December 31, 2025 2024 (in millions of US$) % Change (4.0)% (2,278.4) (2,187.3) General and administrative expenses 32.4% 84.5 111.9 Other income (60.1)% (189.3) (75.5) Other expenses (1.0)% (7,210.4) (7,139.6) Net operating expenses (5.0)% 4,377.8 4,159.7 Operating profit (21.4)% 719.4 565.2 Finance income (11.2)% (2,389.1) (2,121.5) Finance expense (6.8)% (1,669.8) (1,556.3) Net finance expense 473.8% 2.9 16.9 Share of profit of equity - accounted investees, net of tax (3.3)% 2,711.0 2,620.3 Profit before taxes (48.3)% (870.5) (450.2) Current income taxes (53.0)% 127.1 59.7 Deferred income taxes (47.5)% (743.4) (390.5) Total income taxes 13.3% 1,967.6 2,229.8 Net income Net Income For the year ended December 31, 2025 2024 Change % Change (in millions of U.S. dollar, unless otherwise indicated) 13.3% 262.2 1,967.6 2,229.8 - - 0.1 p.p. 2.5% 2.6% Net income Net margin (net income as percentage of net revenue) n . m . = not meaningful . For the reasons described below, we recorded a net income of US $ 2 , 229 . 8 million for the year ended December 31 , 2025 , compared to US $ 1 , 967 . 6 million for the year ended December 31 , 2024 . The net margin was 2 . 6 % for the year ended December 31 , 2025 , compared to 2 . 5 % for the year ended December 31 , 2024 . Net Revenue % Change Change December 31, For the year ended 2024 2025 (in millions of U.S. dollar, unless otherwise indicated) Net revenue 86,184.2 77,182.5 9,001.6 11.7%

85 Our net revenue increased by US $ 9 , 001 . 6 million, or 11 . 7% , in 2025 , as compared to 2024 . Our net revenue was positively impacted by an overall 9 . 1 % increase in our average sales prices and by a 2 . 3 % increase in sales volumes considering all segments . For more information, see paragraph 3 . 1 . 1 ( Operating Results ) – Segment Results below . Cost of Sales % Change Change December 31, For the year ended 2024 2025 (in millions of U.S. dollar, unless otherwise indicated) 14.2% 9,290.6 65,594.3 74,884.9 Cost of sales 2.5% 288.9 11,588.2 11,299.3 Gross profit — 1.9 p.p. 85.0% 86.9% Cost of sales as percentage of net revenue Our cost of sales increased by US $ 9 , 290 . 6 million, or 14 . 2% , in the year ended December 31 , 2025 , as compared to the same period in 2024 , primarily due to a 15 . 6 % increase in the cost of inventories, raw materials and production inputs to US $ 64 , 064 . 5 million in the year ended December 31 , 2025 from US $ 55 , 402 . 8 million in the same period in 2024 , primarily due to the increase in the cost of cattle, which reached record levels in 2025 . Selling Expenses For the year ended December 31, Change % Change 2025 2024 (in millions of U.S. dollar, unless otherwise indicated) Selling expenses 4,988.7 4,827.3 161.4 3.3% Selling expenses as percentage of net 5 . 8 % revenue 6 . 3% 0 . 5 p . p . — Our selling expenses increased by US $ 161 . 4 million, or 3 . 3% , in the year ended December 31 , 2025 , as compared to the same period in 2024 , primarily due to a 6 . 8 % increase in freight and selling expenses to US $ 3 , 883 . 8 million in the year ended December 31 , 2025 from US $ 3 , 638 . 0 million in the same period in 2024 , primarily due to the increase in sales volumes and fuel prices in 2025 . General and Administrative Expenses For the year ended December 31, Change % Change 2025 2024 (in millions of U.S. dollar, unless otherwise indicated) General and administrative expenses (2,187.3) (2,278.4) 91.1 (4.0)% General and administrative expenses as (2.5)% percentage of net revenue (3.0)% 0.4 p.p. — Our general and administrative expenses decreased by US$91.1 million, or 4.0%, in the year ended December 31, 2025, as compared to the same period in 2024, primarily due to:

86  Fees, services held and general expenses – Fees, services held and general expenses decreased by US $ 227 . 3 million, or 24 . 9% , to US $ 684 . 1 million in the year ended December 31 , 2025 from US $ 911 . 4 million in the same period in 2024 , primarily as a result of (1) the impact of the appreciation of the Brazilian real compared to the U . S . dollar and (2) an impact of R $ 356 . 5 million in 2024 (or approximately US $ 64 . 8 million, converted using the foreign exchange rate as of December 31 , 2025 ), resulting from the recognition of expense in connection with a judicial agreement entered by us ;  DOJ and antitrust agreements – DOJ and antitrust agreements decreased by US $ 71 . 5 million, to US $ 182 . 3 million in the year ended December 31 , 2025 from US $ 253 . 7 million in the same period in 2024 ; Partially offset by:  Salaries and benefits – Salaries and benefits increased by US $ 213 . 8 million, or 23 . 7% , to US $ 1 , 117 . 6 million in the year ended December 31 , 2025 from US $ 903 . 7 million in the same period in 2024 , primarily due to (1) higher PPC share - based compensation ; (2) increased incentives in the beef and pork industries in the United States ; and (3) a general increase in wages resulting from merit increases . Other Income For the year ended December 31, 2025 2024 Change % Change (in millions of U.S. dollar, unless otherwise indicated) 32.4% 27.4 84.5 111.9 Other income — 0.0 p.p. 0.1% 0.1% Other income as percentage of net revenue Our other income increased by US $ 27 . 4 million, or 32 . 4% , in the year ended December 31 , 2025 , as compared to 2024 . This increase is mainly related to (1) the increase in gain on the sales of assets to US $ 37 . 8 million in the year ended December 31 , 2025 from US $ 22 . 5 million in the same period in 2024 ; and (2) the increase in gain related to tax refund and extemporaneous tax credit to US $ 14 . 8 million in the year ended December 31 , 2025 from US $ 7 . 0 million in the same period in 2024 . Other Expenses % Change Change December 31, For the year ended 2024 2025 (in millions of U.S. dollar, unless otherwise indicated) (60.1)% 113.7 (189.3) (75.5) Other expenses — 0.2 p.p. (0.2)% (0.1)% Other expenses as percentage of net revenue Our other expenses decreased by US $ 113 . 7 million, or 60 . 1% , in the year ended December 31 , 2025 , as compared to 2024 , primarily due to the decrease in restructuring expenses to US $ 31 . 4 million in the year ended December 31 , 2025 from US $ 93 . 4 million in the same period in 2024 . Net Finance Expense

Current income taxes (450.2) (870.5) 420.2 (48.3)% 87 For the year ended December 31, Change % Change 2025 2024 (in millions of U.S. dollar) (6.8)% 113.5 (1,669.8) (1,556.3) Net finance expense (43.8)% (60.6) 138.4 77.8 Gains from exchange rate variation (56.7)% 285.2 (502.6) (217.4) Fair value adjustments on derivatives 1.9% (30.8) (1,647.1) (1,678.0) Interest expense (8.1)% (36.5) 453.7 417.2 Interest income 39.0% (43.7) (112.1) (155.9) Bank fees and others Our net finance expense decreased by US$113.5 million, or 6.8%, in the year ended December 31, 2025, as compared to 2024, primarily due to:  Fair value adjustments on derivatives – Loss with fair value adjustments on derivatives decreased by US $ 285 . 2 million, or 56 . 7% , in the year ended December 31 , 2025 , as compared to the same period in 2024 , primarily as a result of the depreciation of the U . S . dollar against the Brazilian real in the period ; Partially offset by:  Gains from exchange rate variation – Gains from exchange rate variation decreased by US $ 60 . 6 million, or 43 . 8% , in the year ended December 31 , 2025 , as compared to the same period in 2024 . This decrease was primarily driven by unfavorable exchange rate impacts on cash and cash equivalents and trade accounts receivable ;  Bank fees and others – Bank fees and others increased by US $ 43 . 7 million, or 39 . 0% , in the year ended December 31 , 2025 , compared to the same period in 2024 . This was primarily due to US $ 66 . 5 million expense in connection with the repurchase or redemption, as applicable, of the JBS USA 2 . 500 % Senior Notes due 2027 , the JBS USA 5 . 125 % Senior Notes due 2028 and the JBS USA 5 . 500 % Senior Notes due 2030 in 2025 ;  Interest income – Interest income decreased by US $ 36 . 5 million, or 8 . 1% , in the year ended December 31 , 2025 , as compared to the same period in 2024 . This was primarily driven by (i) US $ 27 . 2 million reduction in interest income from present value adjustments and (ii) US $ 13 . 5 million decrease in income from short - term investments, reflecting a lower average cash and cash equivalents balance throughout 2025 compared to 2024 ; Current and Deferred Income Taxes For the year ended December 31, 2025 2024 Change % Change (in millions of U.S. dollars, unless otherwise indicated) (3.3)% (90.7) 2,711.0 2,620.3 Profit before taxes — — 34% 34% Nominal rate (3.3)% 30.8 (921.7) (890.9) Expected tax expense

88 % Change Change December 31, 2024 For the year ended 2025 (53)% (67.3) 127.1 59.7 Deferred income taxes (47.5)% 352.9 (743.4) (390.5) Total income taxes — 12.5 p.p. (27.42)% (14.9)% Effective income tax rate n . m . = not meaningful . The nominal tax rate of 34 % was applicable considering the Brazilian tax consolidation of Group’s profit . At JBS N . V . level, the Dutch nominal headline corporate income tax rate is 25 . 8 % for the year ended December 31 , 2025 . However, our effective tax rate may change in each period based on fluctuations in the taxable income generated by each of our foreign subsidiaries, different tax rates in countries where we operate and the tax credits generated by tax payments made by foreign subsidiaries, which can be used to offset taxes that would be paid in Brazil . The nature and timing of the permanent differences that arise during the period also affect our effective tax rate . These permanent differences generally refer to subsidies made for investments in Brazil and abroad, differences in tax rates on foreign subsidiaries, unrecognized deferred taxes in the current year, income from untaxed interest on foreign subsidiaries and the impact of taxation on companies with dual jurisdiction . Effective income tax rate decreased by 12 . 5 percentage points to 14 . 9 % in the year ended December 31 , 2025 , compared to 27 . 42 % in the same period in 2024 . This reduction stemmed primarily from the performance dynamics among our subsidiaries and the impacts related to taxes paid abroad . Throughout the period, although several subsidiaries reported profits and paid the corresponding taxes, the consolidated result was affected by losses recorded in other of our entities, as well as by the tax loss recognized by our subsidiary JBS S . A . This combination of effects reduced the total taxable profit in Brazil and, concurrently, generated an additional amount of taxes paid abroad that could be credited . Segment Results For the year ended December % Change 31, Change 2025 2024 (in millions of U.S. dollars) 21.5% 2,703.2 12,590.5 15,293.7 Net revenue Brazil segment 4.5% 396.3 8,774.5 9,170.9 Seara segment 15.9% 3,851.4 24,285.8 28,137.2 Beef North America segment 3.9% 315.6 8,115.5 8,431.2 Pork USA segment 3.5% 621.8 17,863.1 18,484.9 Pilgrim’s Pride segment 21.5% 1,428.9 6,648.1 8,076.9 Australia segment (72.9)% (383.7) 526.3 142.6 Miscellaneous segment 11.3% 8,933.7 78,803.9 87,737.6 Total reportable segments (4.2)% 67.9 (1,621.3) (1,553.4) Eliminations (1) 11.7% 9,001.6 77,182.5 86,184.2 Total net revenue Adjusted EBITDA

89 For the year ended December 31, Change % Change 2024 2025 (1.0)% (9.9) 965.0 955.1 Brazil segment 1.0% 14.7 1,538.6 1,553.4 Seara segment n.m. (566.7) 247.3 (319.5) Beef North America segment (16.1)% (172.3) 1,071.2 898.9 Pork USA segment 3.7% 101.1 2,703.4 2,804.5 Pilgrim’s Pride segment 37.9% 251.7 664.3 916.0 Australia segment 566.7% 19.6 3.5 23.0 Miscellaneous segment - 5.0% (361.8) 7,193.2 6,831.4 Total reportable segments - 100.0% 1.3 (1.3) - Eliminations (1) - 5.0% (360.5) 7,191.9 6,831.4 Total Adjusted EBITDA (1) Includes intercompany and intersegment transactions. n . m . = not meaningful . We measure our segment profitability using Adjusted EBITDA, which is calculated by making the following adjustments to our net income, as further described below (see – Reconciliation of Adjusted EBITDA ) : exclusion of current and deferred income taxes, exclusion of share of profit of equity - accounted investees, net of tax ; exclusion of net finance expense ; exclusion of depreciation and amortization expenses ; exclusion of antitrust agreements expenses ; exclusion of donations and social programs expenses ; exclusion of impairment of assets ; exclusion of restructuring expenses ; exclusion of fiscal payments and installments ; exclusion of Rio Grande do Sul claim losses ; exclusion of extemporaneous litigation expenses ; exclusion of reversal of tax credits ; exclusion of avian influenza impacts ; exclusion of certain tax assessments ; and exclusion of certain other operating income (expense), net . Brazil Segment For the year ended December 31, Change % Change 2025 2024 (in millions of U.S. dollars, unless otherwise indicated) 21.5% 2,703.2 12,590.5 15,293.7 Net revenue - 1.0% (9.9) 965.0 955.1 Adjusted EBITDA Net Revenue . The increase in our Brazil segment net revenue was mainly impacted by an 18 . 8 % increase in sales prices, especially fresh meat in both domestic and export markets . Adjusted EBITDA . Adjusted EBITDA in our Brazil segment decreased by US $ 9 . 9 million, or 1 . 0% , to US $ 955 . 1 million in the year ended December 31 , 2025 from US $ 965 . 0 million in the same period in 2024 , primarily due to the increase in cattle prices . Seara Segment For the year ended December 31, Change % Change 2025 2024 (in millions of U.S. dollars, unless otherwise indicated)

90 % Change Change December 31, 2024 For the year ended 2025 4.5% 396.3 8,774.5 9,170.9 Net revenue 1.0% 14.7 1,538.6 1,553.4 Adjusted EBITDA Net Revenue . The increase in our Seara segment net revenue was impacted by (1) a 2 . 5 % increase in sales volumes, mainly in the export markets ; and (2) a 2 . 0 % increase in sales prices, mainly in the domestic market . Adjusted EBITDA . Adjusted EBITDA in our Seara segment increased by US $ 14 . 7 million, or 1 . 0% , to US $ 1 , 553 . 4 million in the year ended December 31 , 2025 from US $ 1 , 538 . 6 million in the same period in 2024 , primarily due to the increase in net revenue . Beef North America Segment % Change Change December 31, For the year ended 2024 2025 (in millions of U.S. dollars, unless otherwise indicated) 15.9% 3,851.4 24,285.8 28,137.2 Net revenue - 229.2% (566.7) 247.3 (319.5) Adjusted EBITDA Net Revenue . The increase in our Beef North America segment net revenue was impacted by (1) a 14 . 2 % increase in average sales price, mainly in the domestic market, and (2) a 1 . 5 % increase in sales volume, mainly in the domestic market . Adjusted EBITDA . Adjusted EBITDA in our Beef North America segment changed to a loss of US $ 319 . 5 million in the year ended December 31 , 2025 , from a gain of US $ 247 . 3 million in the same period in 2024 primarily due to the significant increase in cattle prices, that was partially offset by the increase in net revenue . Pork USA Segment For the year ended December 31, Change % Change 2025 2024 (in millions of U.S. dollars, unless otherwise indicated) 3.9% 315.6 8,115.5 8,431.2 Net revenue - 16.1% (172.3) 1,071.2 898.9 Adjusted EBITDA Net Revenue . The increase in our Pork USA segment net revenue was mainly impacted by a 4 . 2 % increase in sales prices, in both export and domestic markets . Adjusted EBITDA . Adjusted EBITDA in our Pork USA segment decreased by US $ 172 . 3 million, or 16 . 1% , to US $ 898 . 9 million in the year ended December 31 , 2025 from US $ 1 , 071 . 2 million in the same period in 2024 , primarily due to the increase of hog acquisition costs, partially offset by the increase in net revenue . Pilgrim’s Pride Segment

For the year ended December 31, 2025 2024 Change % Change (in millions of U.S. dollars, unless otherwise indicated) 3.5% 621.8 17,863.1 18,484.9 Net revenue 3.7% 101.1 2,703.4 2,804.5 Adjusted EBITDA Net Revenue . The increase in our Pilgrim’s Pride segment net revenue was mainly impacted by a 3 . 1 % increase in sales volumes, especially in the domestic market . Adjusted EBITDA . Adjusted EBITDA in our Pilgrim’s Pride segment increased by US $ 101 . 1 million, or 3 . 7% , to US $ 2 , 804 . 5 million in the year ended December 31 , 2025 from US $ 2 , 703 . 4 million in the same period in 2024 , primarily due to the increase in our net revenue . Australia Segment For the year ended December 31, Change % Change 2025 2024 (in millions of U.S. dollars, unless otherwise indicated) 21.5% 1,428.9 6,648.1 8,077.0 Net revenue 37.9% 251.7 664.3 916.0 Adjusted EBITDA Net Revenue . The increase in our Australia segment was impacted by (1) an increase of 13 . 6 % in average sales prices, in both, domestic and export markets, and (2) an increase of 6 . 7 % in average sales volumes, in both, domestic and export markets . Adjusted EBITDA . Adjusted EBITDA in our Australia segment increased by US $ 251 . 7 million, or 37 . 9% , to US $ 916 . 0 million in the year ended December 31 , 2025 from US $ 664 . 3 million in the same period in 2024 , primarily due to the increase in our net revenue . Miscellaneous Segment For the year ended December 31, Change % Change 2025 2024 (in millions of U.S. dollars, unless otherwise indicated) - 72.9% (383.7) 526.3 142.6 Net revenue 566.7% 19.6 3.5 23.0 Adjusted EBITDA n.m. = not meaningful. Net Revenue . Our Miscellaneous segment net revenue in the year ended December 31, 2025 decreased by 72.9% when compared with the same period in 2024. Adjusted EBITDA . Adjusted EBITDA in our Miscellaneous segment increased to US$23.0 million in the year ended December 31, 2025 from US$3.5 million in the same period in 2024. 91

Reconciliation of Adjusted EBITDA We have disclosed Adjusted EBITDA in this MD&A, which is a non - GAAP financial measure . Adjusted EBITDA is used as a measure of our segments performance by our management and should not be considered as a measure of financial performance in accordance with IFRS – Accounting Standards . You should rely on non - GAAP financial measures in a supplemental manner only in making your investment decision . There is no standard definition of non - GAAP financial measures, and JBS's definitions may not be comparable to those used by other companies . Adjusted EBITDA is calculated by making the following adjustments to our net income, as further described below : exclusion of current and deferred income taxes ; exclusion of share of profit of equity - accounted investees, net of tax ; exclusion of net finance expense ; exclusion of depreciation and amortization expenses ; exclusion of antitrust agreements expenses ; exclusion of donations and social programs expenses ; exclusion of impairment of assets ; exclusion of restructuring expenses ; exclusion of fiscal payments and installments ; exclusion of Rio Grande do Sul claim losses ; exclusion of extemporaneous litigation expenses ; exclusion of reversal of tax credits ; exclusion of avian influenza impacts ; exclusion of certain tax assessments ; and exclusion of certain other operating income (expense), net . The use of Adjusted EBITDA instead of net income has limitations as an analytical tool, including the following :   Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; Adjusted EBITDA does not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on debt;   Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay taxes ; Although depreciation and amortization are non - cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements ; Adjusted EBITDA does not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments ; and   Adjusted EBITDA includes adjustments that represent cash expenses or that represent non - cash charges that may relate to future cash expenses, and some of these expenses are of a type that are expected to be incurred in the future, although the amount of any such future charge cannot be predicted . Adjusted EBITDA is reconciled to our net income (loss) as follows: For the year ended December 31, 2025 2024 ( in millions of US$ ) 92 Net income (loss) Income taxes – current and deferred Share of profit of equity - accounted investees, net of tax ........................................................................................ Net finance expense ........................................................................................ 2,229.8 390.5 1,967.6 743.4 (16.9) (2.9) 1,556.3 1,669.8

	For the year ended December 31,		
	2025	2024	
		(in millions of US$)	
Depreciation and amortization	2,308.5	2,189.5	
Antitrust agreements (a)	182.3	253.7	
Donations and social programs (b)	1.8	22.5	
Impairment of assets (c)	21.1	—	
Restructuring (d)	33.4	95.6	
Fiscal payments and installments (e)	2.4	81.8	
Rio Grande do Sul claim (f)	0.0	19.3	
Extemporaneous litigation (g)	20.7	61.0	
Reversal of tax credits (h)	—	58.7	
Avian influenza (i)	17.1	—	
Tax assessment notice (j)	43.2	—	
Other operating income (expense), net (k)	41.2	32.0	
Adjusted EBITDA	**6,831.4**	**7,191.9**	
Adjusted EBITDA by segment:			
Brazil	955.1	965.0	
Seara	1,553.4	1,538.6	
Beef North America	(319.5)	247.3	
Pork USA	898.9	1,071.2	
Pilgrim's Pride	2,804.5	2,703.4	
Australia	916.0	664.3	
Miscellaneous	23.0	3.5	
Total reportable segments	**6,831.4**	**7,193.2**	
Eliminations (l)	—	(1.3)	

93

For the year ended December 31, 2025 2024 ( in millions of US$ ) ........................................................................................ Adjusted EBITDA ........................................................................................ 6,831.4 7,191.9 (a) Refers to antitrust agreements entered into by JBS USA and its subsidiaries. (b) Refers to donations made by us, substantially composed of donations to the JBS Fund for The Amazon (Fundo JBS pela Amazônia), a fund established by JBS S . A . to finance and support innovative, long - term initiatives that build on our legacy of conservation and sustainable development in the Amazon biome . (c) Refers mainly to the impairment of fixed assets and the impairment of recoverable tax credits. (d) Refers to multiple restructuring initiatives, primarily those in our indirect subsidiary PPC, which are registered as other expenses, as well as other non - significant restructuring projects that are registered as general and administrative expenses. (e) Refers to the special payment program for installment plans of tax proceedings with exemption from fines and reduction of interest of our indirect subsidiary JBS S.A. (f) Refers to losses incurred in connection with a claim related to the floods that occurred in the Brazilian State of Rio Grande do Sul. (g) Refers to extemporaneous litigation arising from debts of companies acquired by the JBS Group and recognizes these settlement expenses within general and administrative. (h) Refers to the reversal of ICMS credits on sales operations disallowed in the Brazilian State of Santa Catarina. (i) Refers to the impacts related to the avian influenza incurred by our indirect subsidiary Seara. (j) Refers to tax assessments related to the acquisition of Tyson de México by our indirect subsidiary PPC. (k) Refers to several adjustments in JBS USA's jurisdiction such as third - party advisory expenses related to acquisitions and insurance recovery, among others. 2. Liquidity and Capital Resources Our financial condition and liquidity is and will continue to be influenced by a variety of factors, including:  our ability to generate cash flows from operations;  the level of our outstanding indebtedness and the interest we are obligated to pay on our indebtedness, which affects our net financial results;  prevailing domestic and international interest rates, which affect our debt service requirements;  our ability to continue to borrow funds from financial institutions or to access the capital markets;  our working capital needs, based on our growth plans;  our capital expenditure requirements, which consist primarily of purchasing property, plant and equipment; and  strategic investments and acquisitions. Our principal cash requirements consist of the following: 94

95  the purchase of raw materials, most of which represents the purchase of feed ingredients for the production of chicken and hogs and the purchase of livestock for our processing operations;  our working capital requirements;  the servicing of our indebtedness;  capital expenditures related mainly to our purchases of property, plant and equipment;  strategic investments, and acquisitions;  dividends and other distributions; and  taxes in connection with our operations.  Our main sources of liquidity consist of the following:  cash flows from operating activities; and  short - term and long - term borrowings . We believe that our cash on hand, cash flow from operations and remaining availability under credit lines from commercial banks will be sufficient to meet our ongoing operating requirements, make scheduled principal and interest payments on our outstanding debt and fund our capital expenditures for the foreseeable future . As of December 31 , 2025 , our total outstanding indebtedness was US $ 21 , 090 . 6 million, consisting of US $ 833 . 1 million of current loans and financing and US $ 20 , 257 . 5 million of non - current loans and financing, representing 59 % of our total liabilities, which totaled US $ 35 , 633 . 7 million as of December 31 , 2025 . We believe we have a strong liquidity position and a well - staggered debt maturity profile . As of December 31 , 2025 , we had cash and cash equivalents of US $ 4 , 565 . 1 million . In addition, as of the same date, we are permitted to borrow up to US $ 3 , 526 . 0 million under our revolving credit facilities . The table below shows our debt amortization schedule, together with our cash and cash equivalents as of December 31 , 2025 and our borrowing capacity under our revolving credit facilities as of December 31 , 2025 .

Debt Amortization Schedule ( in US$ millions ) We believe that our cash and cash equivalents and margin cash balance together with our borrowing capacity under our revolving credit facilities as of December 31 , 2025 should be sufficient to meet our outstanding debt requirements through mid - 2033 . However, this balance and our ability to continue to generate sufficient cash is subject to certain general economic, financial, industry, legislative, regulatory and other factors beyond our control . For more information, see paragraph 4 . 2 ( Risk factors ) . Cash Flows The table below shows our cash flows from operating, investing and financing activities for the periods indicated : For the year ended December 31, 2025 2024 2023 (in millions of U.S. dollars) 2,378.8 4,229.5 2,932.0 Net cash provided by operating activities....... (1,408.4) (1,417.7) (2,311.4) Net cash used in investing activities............... 1,022.1 (1,414.8) (1,771.9) Net cash provided by (used in) financing activities ...................................................... 50.6 (352.9) 102.8 Effect of exchange rate changes on cash and cash equivalents .................................. 2,043.1 1,044.2 (1,048.5) Change in cash and cash equivalents, net 2,526.4 4,569.5 5,613.7 Cash and cash equivalents at the beginning of the period ................................................ 4,569.5 5,613.7 4,565.1 Cash and cash equivalents at the end of the period .......................................................... 96

97 Operating Activities Cash flow provided by (used in) operating activities may vary from time to time according to the fluctuation of sales revenues, cost of sales, operating expenses, changes in operating activities, interest paid and received and income tax paid . Net cash provided by operating activities in 2025 was US $ 2 , 932 . 0 million, compared to net cash provided by operating activities of US $ 4 , 229 . 5 million in 2024 . This decrease was primarily due to :  an increase in income taxes paid of US$460.3 million, to US$809.0 million in 2025, from US$348.7 million in 2024;  an increase in cash consumption of inventories of US$416.2 million, to US$793.7 million in 2025, from US$377.4 million in 2024;  an increase in cash consumption of biological assets of US$300.1 million, to US$820.6 million in 2025, from US$520.5 million in 2024; and  an increase in payments relating to DOJ and antitrust agreements of US $ 232 . 2 million, to US $ 402 . 8 million in 2025 from US $ 170 . 6 million in 2024 . Net cash provided by operating activities in 2024 was US $ 4 , 229 . 5 million, compared to US $ 2 , 378 . 8 million in 2023 . This change was primarily due to an increase in net income adjusted for non - cash effects to US $ 6 , 891 . 4 million in 2024 , compared to US $ 3 , 553 . 8 million in 2023 . This increase in net cash generation in operating activities was partially offset by :  a decrease in trade accounts receivable to a cash generation of US$333.6 million in 2024, compared to a cash generation of US$624.8 million in 2023; and  an increase in cash consumption of inventories to US$377.4 million in 2024, compared to a cash generation of US$480.5 million in 2023. Investing Activities Cash flow provided by (used in) investing activities is primarily related to : (1) our acquisition of subsidiaries minus net cash at the time of acquisition ; (2) our acquisition of property, plant and equipment ; (3) our acquisition of intangible assets ; and (4) our receipt of payment from the sale of property, plant and equipment . For 2025, net cash used in investing activities totaled US$2,311.4 million, of which US$2,099.3 million was cash used in purchases of property, plant and equipment, and US$185.7 million was additional investments in equity - accounted investees. The total cash used was partially offset primarily by US$73.2 million in cash provided by sales of property, plant and equipment. For 2024 , net cash used in investing activities totaled US $ 1 , 417 . 7 million, of which US $ 1 , 480 . 3 million was cash used in purchases of property, plant and equipment, partially offset by US $ 47 . 2 million in cash provided by proceeds from sales of property, plant and equipment . For 2023 , net cash used in investing activities totaled US $ 1 , 408 . 4 million, of which US $ 1 , 502 . 1 million was cash used in purchases of property, plant and equipment, partially offset by US $ 72 . 0 million in cash provided by sales of property, plant and equipment . Financing Activities Cash flow provided by (used in) financing activities includes primarily proceeds from new loans and financing and derivatives settled in cash. Cash flow used in financing activities includes primarily principal payments

98 on loans and financing, payments related to derivatives settled in cash, payments for purchase of treasury shares and payments of dividends . For 2025 , net cash used in financing activities totaled US $ 1 , 771 . 9 million, of which US $ 8 , 752 . 8 million was cash used in payments of loans and financing, US $ 1 , 573 . 9 million was cash used in dividend payments ; US $ 600 . 0 million was cash used in the acquisition of shares under the share buyback program ; US $ 432 . 5 million was cash used in payments of leasing contracts ; and US $ 356 . 2 million was cash used in dividend payments to non - controlling interest ; which was partially offset by US $ 10 , 087 . 3 million in cash proceeds from loans and financing . For 2024 , net cash used in financing activities totaled US $ 1 , 414 . 8 million, of which US $ 2 , 990 . 3 million was cash used in payments of loans and financing, US $ 759 . 3 million used in dividend payment, US $ 417 . 8 million used in payments of leasing contracts, and US $ 232 . 0 million was cash used in derivatives instruments ; which was partially offset by US $ 2 , 976 . 3 million in cash proceeds from loans and financing . For 2023 , net cash provided by financing activities totaled US $ 1 , 022 . 1 million, of which US $ 9 , 035 . 7 million was cash proceeds from loans and financing ; which was partially offset by US $ 7 , 091 . 7 million in cash used in payments of loans and financing and US $ 448 . 0 million in cash used in payments of dividends . Indebtedness and Financing Strategy As of December 31 , 2025 , our total outstanding indebtedness was US $ 21 , 090 . 6 million, consisting of US $ 833 . 1 million of current loans and financing and US $ 20 , 257 . 5 million of non - current loans and financing, representing 59 % of our total liabilities, which totaled US $ 35 , 633 . 7 million as of December 31 , 2025 . As of December 31 , 2024 , our total outstanding indebtedness was US $ 19 , 328 . 8 million, consisting of US $ 2 , 084 . 2 million of current loans and financing and US $ 17 , 242 . 6 million of non - current loans and financing, representing 59 . 4 % of our total liabilities, which totaled US $ 32 , 551 . 0 million as of December 31 , 2024 . Our financing strategy has been and will be, over the next several years, to : (1) extend the average maturity of our outstanding indebtedness, including by refinancing short - term debt through longer - term borrowings and issuing longer - term debt securities, in order to increase our liquidity levels and improve our strategic, financial and operational flexibility ; and (2) reduce our financing costs by accessing lower - cost sources of finance, including through the capital markets and export finance . Based on the profile of our indebtedness as of December 31 , 2025 and our track record, we believe we will continue to be able to raise funds in U . S . dollars, euros and reais to meet our financial obligations . We further believe that our capital expenditures during recent years, in addition to capital expenditures that we intend to make in the near future, will allow us to increase our ability to generate cash, to strengthen our credit ratios and to enhance our capacity to meet our financial obligations . We maintain lines of credit with various financial institutions to finance working capital requirements, and we believe we will continue to be able to obtain additional credit to finance our working capital needs based on our past track record and current market conditions . Indebtedness Summary and Maturities The table below sets forth our consolidated loans and financing as of December 31 , 2025 . A "foreign currency" instrument refers to an instrument whose currency is different from the functional currency of the borrower . A "local currency" instrument refers to an instrument whose currency is the same as the functional currency of the borrower .

Type	Average annual interest rate	Currency	Index	Maturity	As of December 31, 2025
					(in millions of US$)
Foreign currency:					
ACC - Advances on Exchange	5.94%	USD	—	2025	—
Prepayment	5.69%	USD	SOFR	2025 - 27	—
FINIMP – Import Financing	6.03%	USD and EUR	Euribor	2025	—
Working capital – Dollars	3.99%	USD	SOFR	2030	11.7
CRA - Agribusiness Credit Receivable Certificates	5.36%	USD	—	2035	66.2
CRA - Agribusiness Credit Receivable Certificates	5.30%	USD	—	2029	19.3
CRA - Agribusiness Credit Receivable Certificates	5.49%	USD	—	2029	20.5
Export Credit Note	4.94%	USD	SOFR	2026	254.9
Others	6.84%	Several	Several	—	3.0
Total foreign currency					**375.6**
Local currency:					
FINAME	6.00%	BRL	—	2025	—
Notes 2.50% JBS Lux 2027 (1)	2.50%	USD	—	2027	106.5
Notes 5.13% JBS Lux 2028 (1)	5.13%	USD	—	2028	—
Notes 6.5% JBS Lux 2029 (1)	6.50%	USD	—	2029	—
Notes 3.00% JBS Lux 2029 (1)	3.00%	USD	—	2029	598.9
Notes 5.50% JBS Lux 2030 (1)	5.50%	USD	—	2030	—
Notes 3.75% JBS Lux 2031 (1)	3.75%	USD	—	2031	491.0
Notes 3.00% JBS Lux 2032 (1)	3.00%	USD	—	2032	988.7

99

Notes 3.63% JBS Fin 2032 (1)	3.63%	USD	—	2032	973.4
Notes 5.75% JBS Lux 2033 (1)	5.75%	USD	—	2033	1,653.9
Notes 6.75% JBS Lux 2034 (1)	6.75%	USD	—	2034	1,517.4
Notes 5.50% JBS Lux 2036	5.50%	USD	—	2036	1,265.0
Notes 4.38% JBS Lux 2052 (1)	4.38%	USD	—	2052	904.2
Notes 6.50% JBS Lux 2052 (1)	6.50%	USD	—	2052	1,534.7
Notes 7.25% JBS Lux 2053 (1)	7.25%	USD	—	2053	891.8
Notes 6.25% JBS Lux 2056	6.25%	USD	—	2056	1,273.3
Notes 6.38% JBS Lux 2066	6.38%	USD	—	2066	1,015.3
Notes 4.25% PPC 2031	4.25%	USD	—	2031	794.1
Notes 3.50% PPC 2032	3.50%	USD	—	2032	903.2
Notes 6.25% PPC 2033	6.25%	USD	—	2033	939.4
Notes 6.88% PPC 2034	6.88%	USD	—	2034	491.8
Notes 5.95% JBS USA 2035	5.95%	USD	—	2035	998.7
Notes 6.38% JBS USA 2055	6.38%	USD	—	2055	747.3
Working capital - Euros	2.15%	EUR	Euribor	2025 - 28	52.5
Working capital - Pounds	5.65%	GBP	—	2026	9.6
Export credit note	13.48%	BRL	CDI	2025 - 30	—
CDC - Direct Consumer Credit	16.33%	BRL	—	2026	0.9
Livestock financing	9.00%	BRL	—	2035	11.1
Livestock financing - Pre	14.90%	BRL	CDI	2026	114.3
Livestock financing	14.90%	BRL	CDI	2026	0.4
CRA - Agribusiness Receivables Certificate	7.03%	BRL	IPCA	2029-65	2,165.2
CRA - Agribusiness Receivables Certificate	15.70%	BRL	CDI	2028	54.2
Commercial Paper	5.00%	—	—	—	—

100

PPC Term Loan Revolving Credit Facility	3.50%	USD	—	2025	33.7
Others	4.52%	Several	Several	—	184.6
Total local currency					**20,715.0**
Total					**21,090.6**
Breakdown:					
Current loans and financing (*)					833.1
Non-current loans and financing					20,257.5
Total					**21,090.6**

(*) Balances classified as current which have their maturities between January 1, 2026 and December 31, 2026.

The table below sets forth the payment schedule of our consolidated loans and financing in the total amount of US$21,090.6 million, as of December 31, 2025:

	As of December 31, 2025	
	(in millions of U.S. dollars)	(%)
Total current	**833.1**	**4.0%**
2026	—	0.0%
2027	137.1	0.7%
2028	111.9	0.5%
2029	645.0	3.1%
2030	149.4	0.7%
After 2030	19,213.9	91.1%
Total non-current	**20,257.5**	**96.0%**
Total	**21,090.6**	**100.0%**

Certain of our indebtedness is secured or guaranteed by the following: (1) receivables and inventories; (2) letters of credit; (3) guarantees by parent companies or subsidiaries; and (4) mortgages and liens on real estate, equipment and other items.

Description of Material Indebtedness

The following summarizes our material indebtedness as of the date of this Annual Report, unless otherwise noted.

Fixed-Rate Notes

We have the following series of material, fixed-rate debt securities in the international capital markets as of December 31, 2025.

101

Security Outstanding Principal Amount Final Maturity (in millions of US$) July 2027 106.0 JBS USA 2.500% Notes due 2027 (1) ............................................................................... February 2029 600.0 JBS USA 3.000% Notes due 2029 (1) ............................................................................... December 2031 493.0 JBS USA 3.750% Notes due 2031 (1) ............................................................................... 968.8 JBS USA 3.625% Sustainability - Linked Notes due 2032 (1) January 2032 ............................................................................... 1,000.0 JBS USA 3.000% Sustainability - Linked Notes due 2032 (1) May 2032 ............................................................................... April 2033 1,661.7 JBS USA 5.750% Notes due 2033 (1) ............................................................................... March 2034 1,507.0 JBS USA 6.750% Notes due 2034 (1) ............................................................................... April 2035 1,000.0 JBS USA 5.950% Notes due 2035 (1) ............................................................................... February 2052 900.0 JBS USA 4.375% Notes due 2052 (1) ............................................................................... December 2052 1,548.0 JBS USA 6.500% Notes due 2052 (1) ............................................................................... November 2053 900.0 JBS USA 7.250% Notes due 2053 (1) ............................................................................... January 2036 1,250.0 JBS USA 5.500% Notes due 2036 (1) ............................................................................... March 2056 1,250.0 JBS USA 6.250% Notes due 2056 (1) ............................................................................... April 2066 1,000.0 JBS USA 6.375% Notes due 2066 (1) ............................................................................... February 2055 750.0 JBS USA 6.375% Notes due 2055 (1) ............................................................................... 796.2 PPC 4.250% Sustainability - Linked Notes due 2031 (2) April 2031 ............................................................................... March 2032 899.6 PPC 3.500% Notes due 2032 (2) ............................................................................... July 2033 922.5 PPC 6.250% Notes due 2033 (2) ............................................................................... May 2034 500.0 PPC 6.875% Notes due 2034 (2) ............................................................................... 102

103 (1) On November 19 , 2025 , JBS USA, JBS N . V . and Regions Bank, as trustee, entered into supplemental indentures to each of the respective indentures governing these JBS USA Registered Notes . Pursuant to each supplemental indenture, (1) JBS USA was substituted as a co - issuer by JBS N . V . and JBS N . V . became a co - issuer of the JBS USA Registered Notes and (2) JBS S . A . , JBS Global Luxembourg S . à r . l . and JBS Global Meat Holdings Pty Limited were released as parent guarantors of the JBS USA Registered Notes, in each case, in accordance with the terms and conditions of the applicable indentures governing these JBS USA Registered Notes . As a result, JBS S . A . was released from its obligations as a guarantor under the indentures, and JBS N . V . became the successor co - issuer under the JBS USA Registered Notes, and has succeeded JBS S . A . as the registrant under the JBS USA Registered Notes . In addition, JBS N . V . , together with JBS USA Foods Group Holdings and JBS USA Food Company Holdings, became liable for all obligations under the indentures and the JBS USA Registered Notes . Therefore, as of the date of this Annual Report, the issuers of these notes are JBS N . V . , JBS USA Foods Group Holdings and JBS USA Food Company Holdings . (3) These notes were issued by PPC and are guaranteed by Pilgrim’s Pride Corporation of West Virginia, Inc . , Gold’n Plump Poultry, LLC, Gold’n Plump Farms, LLC, and JFC LLC . The indentures governing these notes contain negative covenants that limit JBS N . V . or PPC, as applicable, and their respective significant restricted subsidiaries that guarantee these notes from creating liens on Principal Property (as defined in the applicable indentures governing each series of notes) to secure debt and entering into certain sale and leaseback transactions . In addition, the indentures governing these notes restrict JBS N . V . ’s or PPC’s, as applicable, ability to merge, consolidate, sell or otherwise dispose of all or substantially all of their respective assets . These covenants are subject to certain exceptions and qualifications, including that as of the date of this Annual Report, there are no Principal Properties . We are currently in compliance with the covenants under the indentures governing our notes . Sustainability - Linked Bonds As described above, we have issued three series of fixed - rate sustainability - linked debt securities in the international capital markets, as follows :  JBS USA’s 3 . 625 % Sustainability - Linked Notes due January 2032 in an aggregate principal amount of US $ 973 . 4 million ;  JBS USA’s 3 . 000 % Sustainability - Linked Notes due May 2032 in an aggregate principal amount of US $ 988 . 7 million ; and  PPC’s 4 . 250 % Sustainability - Linked Notes due April 2031 in an aggregate principal amount of US $ 794 . 1 million . As further described below, each series of sustainability - linked notes contains certain sustainability performance targets of JBS S . A . , JBS USA or PPC that if unsatisfied will result in an increase in the interest rate payable on the respective notes . The applicable sustainability performance targets are specifically tailored to the business, operations and capabilities of JBS S . A . , JBS USA and PPC and do not easily lend themselves to benchmarking against sustainability performance targets that may be used by other companies . In connection with these notes, none of JBS S . A . , JBS USA or PPC has committed to (i) allocate the net proceeds specifically to projects or business activities meeting sustainability criteria or (ii) be subject to any other limitations or requirements that may be associated with green instruments, social instruments or sustainability instruments or other financial instruments in any particular market . Furthermore, as there is currently no generally accepted definition (legal, regulatory or otherwise) of, nor market consensus as to what criteria a particular financial instrument must meet to qualify as, "green," "social," "sustainable" or "sustainability - linked" (and, in addition, the requirements of any such label may evolve from time to time), no assurance was or could be given to investors in these notes or to any other party by the issuers or the guarantors of the notes or any second party opinion providers or any qualified provider of third - party assurance or attestation services appointed by each company (an "external verifier") that the notes will meet any or all investor expectations regarding the sustainability performance

104 target qualifying as "green," "social," "sustainable" or "sustainability - linked," or satisfy an investor’s requirements or any future legal, quasi - legal or other standards for investment in assets with sustainability characteristics, or that any adverse social and/or other impacts will not occur in connection with JBS S . A . , JBS USA and/or PPC striving to achieve the sustainability performance target or the use of the net proceeds from the offering of notes . In addition, no assurance or representation was given by the issuers and guarantors of the notes, any second party opinion providers or any external verifier as to the suitability or reliability for any purpose whatsoever of any opinion, report or certification of any third party in connection with the offering of the notes or the respective sustainability performance targets to fulfill any green, social, sustainability, sustainability - linked and/or other criteria . Any such opinion, report or certification is not, nor shall it be deemed to be, incorporated in and/or form part of this Annual Report . There can be no assurance of the extent to which JBS S . A . , JBS USA and/or PPC will be successful in significantly decreasing their greenhouse gas emissions . Although a failure to achieve the applicable sustainability performance targets will give rise to an upward adjustment of the applicable interest rates, any such failure would not be an event of default under the notes, nor would such failure result in a requirement to redeem or repurchase such securities . See paragraph 4 . 2 ( Risk factors ) – Risks Relating to Our Business and Industries – Failure by us to achieve our sustainability performance targets may result in increased interest payments under future financing and harm to our reputation . JBS USA’s 3 . 625 % Sustainability - Linked Notes due January 2032 Under the terms of JBS USA’s 3 . 625 % Sustainability - Linked Notes due January 2032 , if JBS S . A . does not satisfy the sustainability performance target it established under its Sustainability - Linked Framework adopted in June 2021 (the "JBS S . A . June 2021 Sustainability - Linked Framework") to reduce its Global Greenhouse Gas Emissions Intensity by 16 . 364 % by December 31 , 2025 , based on linear annual improvements against the 2019 baseline year, and provide confirmation thereof to the trustee together with a related confirmation by an external verifier at least 30 days prior to January 15 , 2027 , the interest rate payable on the notes will be increased by 25 basis points from and including January 15 , 2027 to and including the maturity date of January 15 , 2032 . For more information about the JBS S . A . June 2021 Sustainability - Linked Framework, including the sustainability performance target, see paragraph 2 . 2 ( The business of the Company ) – Climate Change Reduction Goals – Sustainability - Linked Frameworks – JBS S.A. June 2021 Sustainability - Linked Framework. JBS USA’s 3 . 000 % Sustainability - Linked Notes due May 2032 Under the terms of JBS USA’s 3 . 000 % Sustainability - Linked Notes due May 2032 , if JBS USA does not satisfy the sustainability performance target it established under its Sustainability - Linked Framework adopted in November 2021 (the " JBS USA Sustainability - Linked Framework ") to reduce its Global Greenhouse Gas Emissions Intensity by 20 . 30 % by December 31 , 2026 , based on linear annual improvements against the 2019 baseline year, and provide confirmation thereof to the trustee together with a related confirmation by an external verifier within six months after December 31 , 2026 , the interest rate payable on the notes will be increased by 25 basis points from and including November 15 , 2027 to and including the maturity date of May 15 , 2032 . For more information about the JBS USA Sustainability - Linked Framework, including the sustainability performance target, see paragraph 2 . 2 ( The business of the Company ) – Climate Change Reduction Goals – Sustainability - Linked Frameworks – JBS USA Sustainability - Linked Framework . PPC’s 4 . 250 % Sustainability - Linked Notes due April 2031

105 Under the terms of PPC’s 4 . 250 % Sustainability - Linked Notes due April 2031 , if PPC does not satisfy the sustainability performance target it established under its Sustainability - Linked Framework adopted in March 2021 (the " PPC Sustainability - Linked Framework ") to reduce its Global Greenhouse Gas Emissions Intensity by 17 . 679 % by December 31 , 2025 , based on linear annual improvements against the 2019 baseline year, and provide confirmation thereof to the trustee together with a related confirmation by an external verifier at least 30 days prior to October 15 , 2026 , the interest rate payable on the notes will be increased by 25 basis points from and including October 15 , 2026 to and including the maturity date of April 15 , 2031 . For more information about the PPC Sustainability - Linked Framework, including the sustainability performance target, see paragraph 2 . 2 ( The business of the Company ) – Climate Change Reduction Goals – Sustainability - Linked Frameworks – PPC Sustainability - Linked Framework . JBS S . A . Revolving Credit Facility On August 5 , 2022 , JBS S . A . and its subsidiaries JBS Investments Luxembourg S . à r . l . , Seara Meats B . V . and Seara Alimentos Ltda . , as borrowers and guarantors, entered into a US $ 450 . 0 million revolving unsecured credit facility (the " JBS S . A . Revolving Credit Facility ") . On December 19 , 2025 , we entered into an amendment to the JBS S . A . Revolving Credit Facility, whereby JBS N . V . was included as an additional borrower and guarantor for all purposes under the JBS S . A . Revolving Credit Facility and its ancillary documents . Any borrowing made by a borrower will be guaranteed by the other three obligors . The capacity of JBS S . A . Revolving Credit Facility could be increased up to US $ 500 . 0 million, with an accordion expansion feature, which was put into effect in November 2024 , after obtaining lender commitments . The JBS S . A . Revolving Credit Facility initially matured in August 2025 and included two one - year extensions that were exercised at the borrowers’ option and duly accepted by all counterparties . Pursuant to the terms of the JBS S . A . Revolving Credit Facility, the interest rate under any borrowings will accrue at an adjusted secured overnight financing rate (" SOFR "), plus applicable margins that are based on the corporate rating of JBS S . A . As of December 31 , 2025 , there were no outstanding borrowings under the JBS S . A . Revolving Credit Facility . The JBS S . A . Revolving Credit Facility contains customary representations, covenants and events of default . The JBS S . A . Revolving Credit Facility contains negative covenants that restrict the borrowers and guarantors thereunder and significant restricted subsidiaries from creating liens on their property or assets to secure debt and entering into certain sale and leaseback transactions . In addition, the JBS S . A . Revolving Credit Facility restricts the borrowers’ and guarantors’ ability to merge, consolidate, sell or otherwise dispose of all or substantially all of their respective assets . These covenants are subject to certain exceptions and qualifications . We are currently in compliance with the covenants under the JBS S . A . Revolving Credit Facility . JBS Senior Unsecured Revolving Facility On November 1 , 2022 , JBS USA, JBS USA Food Company, JBS USA Finance, Inc . (prior to its dissolution), JBS Australia and JBS Canada, as borrowers, entered into an unsecured revolving credit facility (as amended from time to time, the " JBS Senior Unsecured Revolving Facility "), with Bank of Montreal, as administrative agent, and the lender parties thereto . The JBS Senior Unsecured Revolving Facility provides for a revolving credit commitment in an amount up to US $ 1 , 500 . 0 million with a maturity in 2027 , with two one - year extension options at each lender’s discretion . The facility is available in two tranches of US $ 800 . 0 million and US $ 700 . 0 million and in multiple currencies, subject to sub - limits with respect to any amounts borrowed in currencies other than amounts borrowed in Dollars . These loans bear interest at the applicable benchmark rate or the prime rate plus applicable margins that are based on the corporate credit or family rating of JBS .

106 On November 19 , 2025 , we entered into an amendment to the JBS Senior Unsecured Revolving Facility, whereby (1) JBS USA was substituted as a borrower by JBS and JBS became a borrower and a guarantor under the JBS Senior Unsecured Revolving Facility, (2) JBS USA Food Company was substituted as a borrower by JBS USA Food Company Holdings and JBS USA Food Company Holdings became a borrower and a guarantor under the JBS Senior Unsecured Revolving Facility and (3) JBS S . A . , JBS Global Luxembourg S . à r . l . and JBS Global Meat Holdings Pty Limited were released as parent guarantors, in each case, in accordance with the terms and conditions of the JBS Senior Unsecured Revolving Facility . As a result of this amendment, the borrowers under the JBS Senior Unsecured Revolving Facility currently include JBS, JBS USA Food Company Holdings, JBS Australia and JBS Canada . Guarantees . Subject to the JBS Collateral Cure (as described below), borrowings are guaranteed by each of the borrowers under the JBS Senior Unsecured Revolving Facility in relation to its respective borrowings . Following a JBS Collateral Cure, the direct parent entity of each borrower and each wholly - owned subsidiary of each borrower is required to become a guarantor (other than, in each case, certain excluded subsidiaries that are not required to become a guarantor) . Covenants . The JBS Senior Unsecured Revolving Facility contains customary representations and warranties, covenants and events of default . The JBS Senior Unsecured Revolving Facility imposes certain limitations and restrictions on JBS and its restricted subsidiaries, including, without limitation (1) restricting any restricted subsidiary of JBS that is not a borrower or guarantor of the JBS Senior Unsecured Revolving Facility from incurring additional debt, subject to certain significant exceptions and (2) creating liens, entering into certain transactions with affiliates and consolidating or merging, in each case, subject to certain significant exceptions . In addition, the JBS Senior Unsecured Revolving Facility and subject to the JBS Collateral Cure described below, includes a financial maintenance covenant that requires compliance with a minimum interest coverage ratio of 3 : 00 to 1 : 00 , which shall be tested at the end of each fiscal quarter of the borrowers (the "JBS Financial Maintenance Covenant") . Collateral Cure . After the end of any fiscal quarter, the borrowers may give notice that they will not be in compliance with the JBS Financial Maintenance Covenant and instead may elect to cause (1) the borrowers and each wholly - owned subsidiary of each borrower (other than, in each case, any excluded subsidiary) to become a guarantor, and (2) each borrower and each such subsidiary guarantor, in each case organized in the U . S . , to provide perfected first - priority security interests in substantially all of its assets (other than certain excluded assets) (the "JBS Collateral Cure") . From and after the date of the JBS Collateral Cure, the JBS Financial Maintenance Covenant will no longer be in effect and availability under the JBS Senior Unsecured Revolving Facility will be limited and subject to collateral coverage utilizing a 75 % advance rate on U . S . receivables and a 50 % advance rate on U . S . inventory, subject to certain exceptions . As of December 31 , 2025 , JBS had outstanding letters of credit and available borrowings under the revolving credit commitment of US $ 1 , 499 . 8 million and US $ 0 . 2 million, respectively . There were no outstanding borrowings as of December 31 , 2025 JBS USA Commercial Paper Program On December 10 , 2024 , JBS USA launched its commercial paper program . The program allowed JBS USA, JBS USA Food Company and JBS USA Foods Group Holdings to issue up to US $ 1 . 0 billion in aggregate principal amount of short - term, unsecured notes without registration under the Securities Act . On December 22 , 2025 , the issuers notified the other parties of the termination of the existing commercial paper program . Concurrently, JBS, JBS USA Foods Group Holdings and JBS USA Food Company Holdings launched a new program, allowing the issuance of up to US $ 1 . 0 billion in aggregate principal amount of short - term, unsecured notes without registration under the Securities Act . As of December 31 , 2025 there were no outstanding borrowings under the new commercial paper program .

107 PPC U.S. Credit Facility On October 4 , 2023 , PPC and certain of PPC’s subsidiaries entered into a Revolving Syndicated Facility Agreement (the " PPC U . S . Credit Facility ") with CoBank, ACB as administrative agent and the other lenders party thereto . The PPC U . S . Credit Facility provides for a revolving loan commitment of up to US $ 850 . 0 million with a maturity on October 4 , 2028 . The PPC U . S . Credit Facility is unsecured and will be used for general corporate purposes . Outstanding borrowings under the PPC U . S . Credit Facility bear interest at a per annum rate equal to either the SOFR or the prime rate plus applicable margins based on PPC’s credit ratings . As of December 28 , 2025 , PPC had outstanding letters of credit and available borrowings under the PPC U . S . Credit Facility of US $ 4 . 0 million and US $ 846 . 0 million, respectively, and there were no outstanding borrowings under this agreement . The PPC U . S . Credit Facility is not guaranteed by any of PPC’s subsidiaries . Following the PPC Collateral Cure (as defined below), each wholly - owned subsidiary of each borrower is required to become a guarantor (other than certain excluded subsidiaries that are not required to become a guarantor) . The PPC U . S . Credit Facility contains customary representations and warranties, covenants and events of default . The PPC U . S . Credit Facility imposes certain limitations and restrictions on PPC and its restricted subsidiaries, including limitations on (1) liens, (2) indebtedness, (3) sales and other dispositions of assets, (4) dividends, distributions, and other payments in respect of equity interest, (5) investments, and (6) voluntary prepayments, redemptions or repurchases of junior debt, in each case, subject to certain exceptions which can be material and certain of such clauses only apply to PPC upon the occurrence of certain triggering events . In addition, the PPC U . S . Credit Facility and subject to the PPC Collateral Cure, includes a financial maintenance covenant that requires PPC not to permit its interest coverage ratio to be less than 3 . 50 : 1 . 00 , which shall be tested at the end of each fiscal quarter of PPC (the " PPC Financial Maintenance Covenant ") . After the end of any fiscal quarter, PPC may give notice that they will not be in compliance with the PPC Financial Maintenance Covenant and instead may elect to cause the borrowers and each subsidiary guarantor to provide security interests in the collateral that secured PPC’s prior secured credit facility (the " PPC Collateral Cure ") . From and after the date of the PPC Collateral Cure, the PPC Financial Maintenance Covenant will no longer be in effect and availability under the PPC U . S . Credit Facility will be limited and subject to collateral coverage utilizing a 75 % advance rate on U . S . receivables and a 50 % advance rate on U . S . inventory, subject to certain exceptions . PPC is currently in compliance with the covenants under the PPC U . S . Credit Facility . Agribusiness Credit Receivable Certificates (Certificados de Recebíveis do Agronegócio) JBS S.A. From May 2022 through May 2024 , JBS S . A . issued several series of non - convertible unsecured debentures through private placements in Brazil, with maturities ranging from 2027 until 2044 . These debentures are denominated in Brazilian reais and bear interest at various rates . A larger part of these debentures have their principal amount adjusted according to the Brazilian inflation – IPCA ( Índice Nacional de Preços ao Consumidor Amplo ), with an annual average interest rate of 6 . 4 % as of December 31 , 2025 , while the remaining part is indexed to the U . S . dollar plus an annual average interest rate of 5 . 4 % as of December 31 , 2025 . These debentures underlie the securitization of agribusiness receivables in Brazil through the issuance of agribusiness receivables certificates ( Certificados de Recebíveis do Agronegócio ) (" CRAs ") . The net proceeds from the issuances of these debentures have been used primarily to acquire cattle, natural products and other inputs necessary for the processing or industrialization of bovine cattle, including the slaughter, preparation of by - products, and the manufacturing of meat products from the primary slaughter process mentioned above, as well as the sale of the resulting products and by - products of such process, including exportation, intermediation, storage, and transportation of the products, by - products, and derivatives . As of December 31 , 2025 , the outstanding aggregate principal amount of the CRAs was US $ 7 . 1 billion .

108 Seara From October 2024 through November 2025 , several series of CRAs representing rural financial product notes ( Cédulas de Produto Rural Financeiras – CPR - Financeiras ) issued by Seara and guaranteed by JBS S . A . were issued, with maturities ranging from 2029 until 2065 . These rural financial product notes are denominated in Brazilian reais and bear interest at various rates . A larger part of these rural financial product notes have their principal amount adjusted according to the Brazilian inflation – IPCA (Índice Nacional de Preços ao Consumidor Amplo), with an annual average interest rate of 7 . 5 % as of December 31 , 2025 , while the remaining part is indexed to the US dollar plus an annual average interest rate of 5 . 4% . Seara used the net proceeds from the issuances of the rural financial product notes primarily to acquire raw materials, namely corn in natura, in the ordinary course of its business . As of December 31 , 2025 , the outstanding aggregate principal amount of the CRAs was US $ 6 . 5 billion . The agreements governing these CRAs contain customary covenants and events of default ; however, they do not include any financial covenants . Other Debt For more information about our consolidated indebtedness, including our other, lower value debt instruments and facilities, see – Contractual Obligations below and note 15 to JBS N . V . ’s consolidated financial statements, included elsewhere in this Annual Report . Capital Expenditures We make capital expenditures primarily for acquisitions, strategic investments as well as equipment purchases and maintenance, expansions and modernization of our facilities including : (1) expansion and modernization of our Seara plants ; (2) buildings and earthwork for our facilities in the U . S .; (3) investments in our new business ( Novos Negócios ) units and (4) the construction of a new Italian specialties and pepperoni plant in Columbia, South Carolina . Our capital expenditures for the year ended December 31 , 2025 totaled US $ 2 , 099 . 3 million in cash used in the purchase of property, plant and equipment, of which 46 % were investments in facilities and 54 % were investments in capacity expansion . Our capital expenditures for the year ended December 31 , 2024 totaled US $ 1 , 480 . 3 million in cash used in the purchase of property, plant and equipment, of which 66 % were investments in facilities and 34 % were investments in capacity expansion . Our capital expenditures for the year ended December 31 , 2023 totaled US $ 1 , 502 . 1 million in cash used in the purchase of property, plant and equipment, of which 51 % were investments in facilities and 49 % were investments in capacity expansion . The source of cash for our capital expenditures generally tends to be our own cash flows . Contractual Obligations The following tables summarize our significant loans and financing, including estimated interest thereon, payables related to purchases of assets, finance lease obligations, operating lease obligations and other purchase obligations as of the dates indicated that have an impact on our liquidity .

Contractual obligations	As of December 31, 2025 Until 1 year	Between 2 and 3 years	Between 4 and 5 years	More than 5 years	Total
		(in millions of U.S. dollars)			
Trade accounts payable and supply chain finance	7,332.6	—	—	—	7,332.6
Loans and financing	833.1	249.1	794.5	19,213.9	21,090.6
Estimated interest on loans and financing (1)	1,265.2	2,425.4	2,377.1	15,237.5	21,305.2
Derivatives liabilities (assets)	156.4	114.4	—	—	270.8
Payments of leases	354.9	520.7	351.0	861.4	2,088.0
Commodity forward purchase contracts	141.0	13,912.9	11,252.5	2,614.6	27,921.0
Total	**10,083.2**	**17,222.5**	**14,775.1**	**37,927.4**	**80,008.2**

(1) Includes interest on all loans and financing outstanding. Payments are estimated for variable rate and variable term debt based on effective interest rates as of December 31, 2025. Payments in foreign currencies are estimated using the December 31, 2025 exchange rate.

Contractual obligations	As of December 31, 2024 Until 1 year	Between 2 and 3 years	Between 4 and 5 years	More than 5 years	Total
		(in millions of U.S. dollars)			
Trade accounts payable and supply chain finance	6,194.2	–	–	–	6,194.2
Loans and financing	2,084.2	1,046.3	1,688.7	14,507.6	19,326.8
Estimated interest on loans and financing (1)	2,458.3	2,440.6	839.9	5,670.0	11,408.9
Derivatives liabilities (assets)	166.0	100.1	–	–	266.1
Payments of leases	377.8	797.3	326.9	817.7	2,319.6
Commodity forward purchase contracts	59.0	28,244.4	4,238.6	986.8	33,528.7
Total	**11,339.5**	**32,628.7**	**7,094.1**	**21,982.1**	**73,044.3**

(1) Includes interest on all loans and financing outstanding. Payments are estimated for variable rate and variable term debt based on effective interest rates as of December 31, 2024. Payments in foreign currencies are estimated using the December 31, 2024 exchange rate.

We also have future commitments for purchase of grains and cattle whose balances as of December 31, 2025 and 2024 were US$27.9 billion and US$33.5 billion, respectively.

In addition, we have pledged assets as collateral for derivative transactions with commodities and futures exchanges, totaling US$159.6 million as of December 31, 2025, and US$136.6 million as of December 31, 2024. The value of this collateral exceeds the requirements for these transactions.

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110 3. Research and Development, Patents and Licenses, Etc. Our global innovation teams collaborate to share trends, solutions, and technological advancements, leveraging collective expertise to drive category growth . With a diverse product portfolio, JBS aims to deliver high - quality offerings tailored to evolving customer needs and consumer preferences . Investments in cultivated protein are central to our strategic vision . In 2021 , we entered the cultured protein market with the acquisition of BioTech Foods in Spain . Additionally, the upcoming JBS Biotech Innovation Centre in Santa Catarina will be Brazil's largest research facility dedicated to food biotechnology . Our expansion into plant - based proteins is exemplified by Seara’s Incrível and the acquisition of Vivera Topholding B . V . , which produces and sells plant - based protein products in Europe . Initiatives such as Seara’s Innovation Hub and Friboi’s Meat Technology and Study Center (" Cetec ") reflect our commitment to product quality and innovation . Through in - depth analysis of the entire production chain and continuous research, we adapt to shifting consumer expectations . In partnership with Colorado State University, we established the JBS Global Food Innovation Center, advancing food safety, meat sciences, and animal welfare practices . Furthermore, JBS USA makes significant investments in technology and innovation to uphold world - class quality standards, exemplified by the transition to zero - trim beef products . Meanwhile, Pilgrim’s Europe integrates advanced technologies, including Internet of Things (" IoT ") devices, to enhance operational efficiencies and predictive maintenance . 4. Trend Information The following list sets forth, in our view, the most important trends, uncertainties and events that are reasonably likely to continue to have a material effect on our revenues, income from operations, profitability, liquidity and capital resources, or that may cause reported financial information to be not necessarily indicative of future operating results or financial condition : 3.2  global economic conditions;  Brazilian economic environment;  effect of level of indebtedness and interest rates;  effect of the levels of sales of fresh and processed products in the domestic market on our results of operations;  effect of the levels of exports of fresh and processed products on our results of operations;  fluctuations in domestic market prices of fresh and processed products can significantly affect our operating revenues;  effects of fluctuations in export prices of fresh and processed products on operating revenues;  effects of the variation of prices for the purchase of raw materials on our costs of goods sold; and  effects of fluctuations in currency exchange rates. Outlook 3.2.1 Investments JBS continues to execute its long - term strategy of reinforcing its position in the global food market through a series of strategic investments, increasing its production capacity, expanding the company's industrial footprint and diversifying its product portfolio across different regions . U.S. JBS has announced several expansion and modernization initiatives in the U . S . , including :

111  Pilgrim’s Pride new prepared foods facility in Walker County (Georgia) : the new facility will produce a variety of fully - cooked chicken products . These products will be sold under brands such as Just Bare, Pilgrim’s and Gold Kist, serving both retail and foodservice channels .  New production facility in Ankeny (Iowa) : JBS USA announced the purchase of a production facility in Ankeny (Iowa), with plans to build out the largest precooked, ready - to - eat bacon and ready - to - eat sausage plant in the company’s U . S . portfolio . The 186 , 000 square - foot plant will be transformed to produce fully cooked bacon and sausage products .  New sausage production facility in Perry (Iowa) : JBS USA announced an investment of US $ 135 million in a new sausage production facility in Perry, Iowa . The new facility will produce 130 million pounds of sausage, processing 500 , 000 sows each year .  Beef production plants in Cactus (Texas) and Greeley (Colorado) : expansion and modernization of the beef processing plants located in Cactus (Texas) and Greeley (Colorado) . The expansion project includes the construction of a new state - of - the - art deboning area and the expansion of the ground beef production room in Cactus, and a new distribution center in Greeley, strengthening the long - term competitiveness of two of JBS USA's largest and most important beef plants . This investment aims to increase operational efficiency, expand production capacity, and create job opportunities . Acquisition of a stake in Mantiqueira In January 2025 , JBS announced the acquisition of a 50 % stake in Mantiqueira Brasil, marking its entry into the egg production segment . In 2024 , Mantiqueira Brasil was the 10 th largest egg producer in the world, and the largest egg producer in South America (according to WATT Poultry International), producing 4 billion eggs annually, and is known for its brands Happy Eggs (free range eggs), Mantiqueira and Fazenda da Toca (organic eggs) . Mantiqueira Brasil exports to South America, Asia, Africa and the Middle East, further reinforcing JBS’s global platform . The company operates facilities in six Brazilian states and employs 3 , 000 workers . Acquisition of Hickman's Egg Ranch In November 2025 , JBS announced a binding agreement to acquire Hickman’s Egg Ranch through its subsidiary Mantiqueira USA Inc . (a wholly owned subsidiary of the joint venture between JBS and the founders of Mantiqueira Brasil) . Founded in 1944 , the company is a leading vertically integrated egg producer based in the Southwest Coast region of the U . S . , and is one of the largest egg producers in the U . S . The transaction is a significant milestone in Mantiqueira’s long - term strategy to build a strong and scalable presence in the U . S . egg market . Oman JBS announced an investment of US $ 150 million in the acquisition of an 80 % stake in a newly established food holding company to develop a multiprotein production hub in Oman, through a partnership with Oman Food Capital (the food and agribusiness investment arm of the Oman Investment Authority), which will retain the remaining 20 % stake . The initiative serves as a strategic entry point into the regional market, positioning Oman as a processing and export center for halal products intended for both local and international distribution . The investment will be directed primarily toward completing A’Namaa’s integrated poultry plant, located in the Ibri region in northern Oman, approximately 380 kilometers west of Muscat (the nation’s capital) and 280 kilometers south of Dubai, United Arab Emirates ; and Al Bashayer’s beef and lamb processing facility in Thumrait, in southern Oman .

112 With these investments, the operation is expected to reach an estimated static industrial production capacity of approximately 300 , 000 tons per year . This capacity corresponds to the daily processing of approximately 1 , 000 head of cattle, 5 , 000 lambs, and 600 , 000 chickens . The project is expected to generate over 3 , 000 direct jobs over the next five years in Oman across the entire production chain, significantly contributing to local economic development, workforce qualification, and the growth of Oman’s agri - food sector . The project represents JBS’s first upstream investment in the Middle East, a strategic milestone in the company’s regional expansion, reinforcing its long - term commitment to building integrated, local production platforms in key markets . Saudi Arabia JBS announced a capital commitment of approximately US $ 85 million to expand its operational capacity in Saudi Arabia . The investment plant includes a new food factory in Jeddah focusing on chicken fingers, and the expansion of the Dammam plant, under the Seara brand . The expansion includes a strategic partnership with the Arabian Company for Agricultural and Industrial Investment (Entaj) to launch a line of whole chickens and other poultry cuts in Saudi Arabia . With the expansion underway, the production capacity of prepared chicken and beef products in Saudi Arabia is expected to double by the end of 2026 . The project is aligned with the objectives of Saudi Vision 2030 , the country’s program focused on local production, food security, and the growth of non - oil exports . This new step represents a key milestone in JBS’s growth strategy in the Middle East . Mexico Pilgrim’s Pride (controlled by JBS) announced a US $ 1 . 3 billion investment plan in Mexico through 2030 , including projects across northern, central, and southern Mexico . The initiative will increase annual production by over 370 , 000 tons, representing a 38 % expansion of its operations in Mexico . This additional capacity is expected to replace approximately 35 % of the chicken imports currently required by the country . Paraguay JBS is expanding its poultry operations in Paraguay with a planned investment of US $ 70 million over the next couple of years . The first phase of the investment plan began with the acquisition of Pollos Amanecer in 2025 , a local chicken brand that operates a factory in Caaguazú . Located in one of Paraguay's largest agricultural regions, the plant has easy access to farmland and is within a 200 - kilometer radius of the country's three largest cities : the capital Asunción, Ciudad del Este (on the border with Brazil and Argentina), and Luque . After expansion and modernization works, the plant will reach a production capacity of 100 , 000 birds per day, leveraging local grain availability to serve both the Paraguayan domestic market and export opportunities . The production complex will include 28 farms for genetic material, hatcheries and a feed mill . Acquisition of The Vegetarian Butcher In March 2025 , Vivera (owned by JBS) announced the acquisition of The Vegetarian Butcher from Unilever (which owned the brand since 2018 ), creating a new company called the Vegetarian Butcher Collective and consolidating two of the largest European plant - based meat players . Based in the Netherlands, The Vegetarian Butcher’s products are available in 55 countries, with a strong focus on the Foodservice and Quick Service Restaurant channels (such as Burger King and Subway) . Biodiesel plants in Brazil Biopower, JBS’s division focused on biodiesel production, announced an investment of R $ 140 (US $ 25 . 4 , converted using the foreign exchange rate as of December 31 , 2025 ) million in modernization and technological innovation in its three plants in Lins (São Paulo), Campo Verde (Mato Grosso) and Mafra (Santa Catarina) . This investment, the most significant since the construction of the Mafra plant unit in 2021 ,

113 prepares the company for a new growth cycle and reinforces its strategic role in the national energy transition . With this innovation, Biopower projects its production capacity to reach over 650 million liters per year . The modernization includes the implementation of enzymatic esterification technology, a modern process that replaces chemical catalysts with highly efficient enzymes . This cleaner and more precise process will allow for increased productivity, greater flexibility in the use of diverse raw materials, such as beef tallow and used cooking oil, and the conversion of byproducts, which were sold separately, into additional biodiesel . JBS Couros and Viva In November 2025 , JBS Couros announced a joint venture with the Viva group, creating JBS Viva . The new company will process over 20 million hides per year . With 31 factories and more than 11 , 000 employees distributed across Brazil, Italy, Uruguay, Argentina, Mexico and Vietnam, JBS Viva will operate in the processing and the commercialization of leather hides, expanding its presence and competitiveness worldwide and consolidating its leadership in the leather segment . Acquisition of Céu Azul farms Seara announced the acquisition of two commercial farms from Céu Azul Alimentos, located in the municipalities of Ipiguá and Guapiaçu in São Paulo . The farms are focused on the production of fertile eggs and broiler chickens . 2. Financing For information on financing, please refer to paragraph 3 . 1 ( Management's discussion and analysis of financial condition and results of operations ) under ' Liquidity and Capital Resources ' . As at December 31 , 2025 , there were no expected material changes to the financing . 3. Employees For information on our employees and initiatives in this regard, see paragraphs 5 . 2 ( Employees ) and 6 . 5 . 2 ( The Group's people and culture ) of this Annual Report . 4. Research and development JBS continuously researches and develops, recognizing that innovation is important . Initiatives include continuous research and development seeking to reduce and optimize the use of primary (direct contact with food), secondary, and tertiary packaging, minimizing customer and consumer - generated waste while maintaining product integrity and operational efficiency partnerships with researchers, policymakers, industry groups, and other stakeholders, aiming to develop solutions that balance sustainability with productivity and investments in animal welfare research, training, capital improvement projects and research to identify alternative strategies that promote animal health and reduce disease incidence, such as vaccination programs and enhanced animal husbandry practices . For further information on research and development initiatives, see paragraph 3 . 1 . 3 ( Research and Development, Patents and Licenses, Etc . ) . 4 4.1 RISK MANAGEMENT AND RISK FACTORS Risk management, risk appetite and control framework The management and the Board are responsible for identifying the risks associated with the JBS NV  s strategy and activities and reviewing the Company’s risk management and control systems in relation to the financial reporting of the Group . The Board has entrusted its Audit Committee with the responsibility to assist and advise the Board in the oversight of, among others : (i) the design and operation of the internal risk management, risk assessment guidelines and the steps taken to monitor and control such risks ; (ii) the adequacy and effectiveness of

114 the internal control over financial reporting, financial reporting procedures and disclosure controls and procedures ; (iii) the integrity of JBS NV’s financial statements, including any published interim reports ; (iv) compliance with recommendations and observations of internal and independent auditors ; (v) the performance of internal auditors and of the independent auditors . The JBS risk management framework is based on the principles of the Committee of Sponsoring Organizations of the Treadway Commission (" COSO ") Framework "Enterprise Risk Management" (" ERM ") and of best practice principle 1 . 2 . 1 of the DCGC . It integrates risk management processes into the management of the Company’s business with the aim of implementing its strategy, improving the performance and creating long - term value . Additionally, it supports the protection of corporate assets, the efficiency and effectiveness of business processes, the reliability of financial information and the compliance with laws and regulations . 1. Risk Appetite and Risk Assessment The Company aligns its risk appetite to its business plan . Risk boundaries are set through JBS’ strategy, Code of Conduct, budgets and policies . The JBS’ Risk Management policies defines rules, guidelines, responsibilities and procedures for the control and management of strategic, operational, financial (including exposures to price fluctuations, foreign exchange, interest rate and commodities that may materially affect its results), regulatory, political, technological and environmental risks . Furthermore, it establishes processes and responsibilities related to the identification, analysis and monitoring of risks that may affect the Company's strategic plan . The risks are classified as : minimal, low, moderate, high or critical, considering impact and likelihood . Each decision considers the benefits, negative aspects and associated risks, measuring the relationship between risk factor impact and mitigation . The risks are categorized as follows :  Strategic: risk that affects the Company's business strategy and main goals;  Compliance: risk related to compliance with laws and regulations;  Financial : risk associated with the financial management of resources and the integrity of financial reports ;  Operational : risk of loss resulting from inadequate or flawed internal processes, people and systems, or from external events . In 2025 , results of the annual risk assessment were consolidated into a presentation of the most significant risks and were discussed with the Audit Committee, assisting the Board of Directors in their responsibility for strategic oversight of risk management activities . Control measures and mitigating actions were identified or enhanced to ensure risks were appropriately addressed . The risks owners conducted presentations for the Audit Committee during the fiscal year . The list of risks, control and mitigating measures presented below is not exhaustive . The sequence in which these risks and mitigating actions are described does not reflect order of importance, likelihood of occurrence or control measures effectiveness . Mitigating Measures Risk Description Risk Risk Category The company adopts a comprehensive biosecurity and animal welfare - monitoring model, with continuous monitoring of animal health, traceability of the production chain, and direct communication with suppliers. Prevention, monitoring, and animal health education programs are conducted with suppliers, in addition to partnerships with technical institutions, certification and Occurrence of an animal disease outbreak resulting in the inability to meet demand and sustain critical operations, possible closure of key markets, increased complaints or inability to provide essential products and services. Animal Disease Risk Operations

			improvement programs limiting the risk of disease outbreaks.
Strategic	Cybersecurity	Information assets that could be affected by a cyber-attack (such as hardware, systems, laptops, customer data, intellectual property, etc.) that are unprotected or exposed to the action of internal or external security events. The increasing sophistication and variety of cyberattacks cause disruption to organizations, often resulting in financial impacts, halted operations and damage to brands and reputations.	The company maintains a robust Cybersecurity architecture based on multiple layers of protection: • IPS, Firewall, Web Application Firewall (WAF) and proxy; • Password vault, Endpoint protection, Two-factor authentication on VPN and Citrix; • Anti-Spam, Anti-Phishing, Anti-DDoS - security service designed to protect online applications and network infrastructure from attacks that attempt to overwhelm systems with massive, fake traffic; and DNSSec - security protocol that adds digital signatures to DNS (Domain Name System) data; • Monitoring of the IT environment via the Security Operations Center (SOC) operating 24x7; • Periodic penetration tests; • Defined procedures for incident response; • Disaster Recovery Plan; • Awareness training for IT environment users.
Financial	Foreign Currency and Commodities Exposure	Failure to mitigate volatility in exchange rates or in the price of raw materials (including livestock and grains) exposes the organization to economic and/or accounting losses.	The company has a policy to manage the financial market risks, credit and liquidity as defined by the Risk Management Committee and approved by the Company's Board of Directors. The financial and currency exposure are daily monitored to protect the currency variability. For calculating the effect on the result in a likely scenario, the Risk Management area considers the Value at Risk (VaR) methodology appropriate, with a 99% confidence interval and a one-day horizon. The company has a market intelligence structure that assesses crop trends worldwide, as well as likely demand, with the goal of simulating scenarios with supply risks and probable commodity prices.
Operations	Talent Recruitment, Hire and Retention – Skills and Competencies	Difficulties in identifying the necessary skills and competencies of its team, critically impairing its ability to recruit, retain, compensate and transfer talent to meet its needs or effectively execute business operations.	Mitigating this risk is achieved through structured people management strategies: • Talent attraction and retention programs; • Continuous development of technical and behavioral skills; • Strengthening the organizational culture. The company invests in training, leadership development, and succession planning to

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116 ensure the availability of qualified professionals in critical business areas. The organization also maintains structured contingency and health crisis management plans, with prevention protocols, rapid response to outbreaks, and interaction with regulatory authorities and international organizations.

117 The company has a governance structure dedicated to environmental management, responsible for monitoring indicators related to natural resource consumption, emissions, waste, and effluents. The environmental performance of operations is monitored through management systems and independent audits. Furthermore, the organization adopts rigorous responsible raw material acquisition policies, including socio - environmental monitoring of suppliers using georeferencing, public data, and digital technology. Technical support programs for producers and transparency initiatives in the production chain complement the sustainability strategy and mitigation of socio - environmental risks. In 2025, JBS undertook a companywide risk assessment to evaluate climate - related impacts, risks, and opportunities (IROs) across its operations and value chain. This process resulted in a prioritized list based on the company’s financial materiality assessment, conducted by an independent third party in accordance with JBS’s established criteria and thresholds. Fails to meet legal environmental criteria relating to waste management and effluent treatment, atmospheric pollution, energy efficiency, water management, chemical and biological risks, extreme weather events and failure to adapt to physical effects of climate change. The exposition to socio - environmental risks through the purchase of raw materials associated with illegal deforestation and human rights violations (example: purchase of grains and cattle associated with deforestation and slave labor), resulting in fines, legal proceedings or damage to reputation, damaging competitiveness, its relationship with investors and the ability to conduct the business efficiently. Environmental Sustainability Strategic People safety is non - negotiable, an essential culture for all. Targeted employees require annual safety trainings over the company, to ensure the correct safety behavior over the operation. The company acts responsibly regarding the safety and health of its employees, partners, suppliers, and stakeholders, guided by the following principles:  To raise awareness, train, and qualify employees;  To act in anticipation and prevention of accidents;  To seek continuous improvement in processes, machines, and equipment;  To ensure compliance with the Company's Health and Safety Program;  To disseminate a culture of health and safety as a value. The Company does not create and/or provide an environment in which the safety of its employees is the main priority, resulting in accidents or fatalities and critical reputational risks. People Safety Compliance Monitoring of risk mitigating actions are the responsibility of Risk Management team and business unit champions on a timely basis . Paragraph 4 . 2 ( Risk factors ) further discusses certain risk factors, including those relevant to our shareholders . 4.1.2 Management’s Annual Report on Internal Control over Financial Reporting Our management is responsible for designing, implementing and maintaining adequate internal risk management and control systems over financial reporting . Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable

118 detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with appropriate authorization of management and the board of directors ; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements . Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements . Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation . Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate . Management assessed the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in “Internal Control – Integrated Framework,” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission (2013) . Based on this assessment, our management concluded that our internal control over financial reporting was ineffective as of December 31 , 2025 due to the material weakness described below . A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis . Our management concluded that we did not have effective design, implementation and operation of general information technology controls, or GITCs, in the areas of user access and program change - management over certain information technology systems in certain of our subsidiaries that support our financial reporting processes, which resulted in business process controls that are dependent on the affected GITCs . As a result, we were unable to maintain effective risk assessment and did not have effective process level control activities . Despite the identified material weakness, management has not identified any unauthorized entries in the affected applications . In response to the material weakness described above, we have developed a remediation plan, subject to the oversight of our audit committee of board of directors . As part of this remediation plan, we are strengthening our segregation of duties protocols and enhancing our monitoring of access activities to ensure that all information technology controls designed to restrict access to applications are operating effectively and that such access remains properly limited to authorized personnel . 4.1.3 Changes in Internal Control over Financial Reporting Except for the material weakness described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting . 4.2 Risk factors Risks Relating to Our Business and Industries Our results of operations may be adversely affected by fluctuations in market prices for, and the availability of, livestock and animal feed ingredients . Outbreaks of animal diseases may affect our ability to conduct our business and harm demand for our products .

119 Any perceived or real health risks related to the food industry could adversely affect our ability to sell our products . If our products become contaminated, we may be subject to product liability claims and product recalls . Changes in consumer preferences and/or negative perception of the consumer regarding the quality and safety of our products could adversely affect our business . We face competition in our business, which may adversely affect our market share and profitability . Risks Relating to the Markets in Which We Operate Deterioration of global economic conditions could adversely affect our business . Our exports pose special risks to our business and operations . We are subject to ordinary course audits in the jurisdictions where we operate and changes in tax laws and unanticipated tax liabilities, in either case, could adversely affect the taxes we pay and therefore our financial condition and results of operations . We are exposed to emerging and developing country risks . Market fluctuations could negatively impact our operating results, and our business may be adversely impacted by risks related to hedging activities . Risks Relating to Our Common Shares and Our BDRs The dual - class structure of our Common Shares has the effect of concentrating voting control with the holders of our Class B Common Shares and limiting our other shareholders’ ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Common Shares may view as beneficial . Our shareholders are generally not subject to lock - up restrictions and may sell our Class A Common Shares, our Class B Common Shares or our BDRs at any time, subject to applicable law . The grant of registration rights to LuxCo may adversely affect the market price of our Class A Common Shares . The market price and liquidity of our Class A Common Shares and our BDRs may decline due to market volatility and other factors . If the market price of our Class A Common Shares or our BDRs decreases, you could lose a significant part of your investment . The conversion of our Class A Common Shares into Class B Common Shares during the Class A Conversion Period may harm the liquidity of our Class A Common Shares . Risks Relating to Our Debt and the JBS USA Registered Notes We are not prohibited from incurring significantly more debt . The Co - Issuers’ obligations to repay secured debt, and the obligations of JBS N . V . ’s subsidiaries (other than the other Co - Issuers) to repay their debt and other liabilities will have priority over the Co - Issuers’ obligations under the JBS USA Registered Notes . Covenant restrictions under certain of our other debt agreements may limit our ability to operate our business . Obligations under the JBS USA Registered Notes will be subordinated to certain statutory liabilities . The indentures governing the JBS USA Registered Notes provide for our ability to substitute JBS N . V . as an issuer, and our ability to release JBS USA Food Company Holdings as an issuer of the JBS USA Registered Notes .

120 Risks Relating to Our Business and Industries Our results of operations may be adversely affected by fluctuations in market prices for, and the availability of, livestock and animal feed ingredients. Our operating margins depend on, among other factors, the purchase price of raw materials, primarily livestock and animal feed ingredients, and the sales price of our products . These prices may vary significantly, including during short periods of time, due to a number of factors, including beef, pork and poultry supply and demand and the market for other protein products . Raw materials accounted for a majority of the total cost of products sold during the year ended December 31 , 2025 . The supply and market for livestock depend on a number of factors that we have little or no control over, including outbreaks of diseases such as bovine spongiform encephalopathy (commonly referred to as mad cow disease) (" BSE "), and foot and mouth disease (" FMD "), the cost of animal feeding, economic and weather conditions . Livestock prices demonstrate a cyclical nature both seasonally and over longer periods, reflecting the supply of, and demand for, livestock on the market and the market for other protein products such as fish . These costs are determined by constantly changing market forces of supply and demand, as well as other factors over which we have little or no control . These other factors include :  import and export restrictions;  changing livestock and grain inventory levels;  economic conditions;  crop and animal diseases; and  environmental, occupational health and safety and conservation regulations . We do not generally enter into long - term sales arrangements with our customers with fixed price contracts, and, as a result, the prices at which we sell our products are determined in large part by market conditions . A majority of our livestock is purchased from independent producers who sell livestock to us under marketing contracts or on the open market . A significant decrease in beef, pork or chicken prices for a sustained period of time could have a material adverse effect on our net revenue . Also, a portion of our forward purchase and sale contracts are measured at fair value such that the related unrealized gains and losses are reported in profit or loss earnings on a quarterly basis . Such losses would adversely affect our earnings and may cause significant volatility in our earnings . Profitability in the processing industry is materially affected by the commodity prices of animal feed ingredients, such as grain, corn and soybeans . The production of feed ingredients is positively or negatively affected due to various factors, primarily by the global level of supply inventories and demand for feed ingredients, the agricultural policies of the U . S . and foreign governments and weather patterns throughout the world . Market prices for feed ingredients remain volatile . High prices for animal feed ingredients may have a material adverse effect on our operating results . Accordingly, we may be unable to pass on all or part of any increased costs we experience from time to time to consumers of our products directly, in a timely manner or at all . Additionally, if we do not attract and maintain contracts or marketing relationships with independent producers and growers, our production operations could be disrupted, adversely affecting us . Outbreaks of animal diseases may affect our ability to conduct our business and harm demand for our products. Supply of and demand for our products can be adversely impacted by outbreaks of animal diseases, which can have a significant impact on our financial results . Outbreaks of diseases affecting animals,

121 such as BSE, FMD and various strains of influenza, which may be caused by factors beyond our control, or concerns that these diseases may occur and spread in the future, could significantly affect demand for our products, consumer perceptions of certain protein products, the availability of livestock for purchase by us and our ability to conduct our operations, including as a result of cancellations of orders by our customers or governmental restrictions on the import and export of our products to or from our suppliers, facilities or customers . For example, in February 2023 , Brazil suspended beef exports to China following one confirmed case of atypical mad cow disease in Brazil . This suspension lasted approximately one month . Although this suspension did not have a material adverse effect on us given that sales of beef from Brazil to China represented less than 3 % of JBS S . A . total consolidated net revenue in the year ended December 31 , 2023 , another case or outbreak of mad cow disease in the markets where we produce beef that leads to a more geographically widespread and/or longer lasting suspension of our beef sales may have a more significant adverse effect on results of operations . Moreover, outbreaks of animal diseases could have a significant effect on the livestock we own by requiring us to, among other things, destroy any affected livestock and create negative publicity that may have a material adverse effect on customer demand for our products . For example, there have been recent outbreaks of both high - and low - pathogenic strains of avian influenza (" HPAI " and " LPAI ," respectively) in the countries and regions where we operate, including the U . S . , the United Kingdom, Mexico and Europe . Outbreaks of both HPAI and LPAI are increasingly common . For example, HPAI H 5 has been detected in a number of states in the U . S . , predominantly in poultry flocks but also more recently in dairy cattle, wild birds and mammals, as well as in farm workers directly exposed to infected animals . Even if no additional highly pathogenic or highly contagious strains of avian influenza are confirmed in the countries where we operate, there can be no assurance that outbreaks of these strains elsewhere will not materially adversely affect international demand for poultry produced in the countries where we operate . Additionally, should any of these strains spread to or within the countries where we operate, there can be no assurance that it would not significantly affect our ability to conduct our operations and/or demand for our products, in each case in a manner having a material adverse effect on our business, reputation and/or prospects . For example, in May 2025 , a single case of avian influenza was recorded in Brazil, resulting in a temporary restriction of exports to key markets such as Europe and China, impacting the revenue of our chicken exports until September and November 2025 , respectively . Furthermore, if the products of our competitors become contaminated, the adverse publicity associated with such an event may lower consumer demand for our products . Any perceived or real health risks related to the food industry could adversely affect our ability to sell our products . If our products become contaminated, we may be subject to product liability claims and product recalls . We are subject to risks affecting the food industry generally, including risks posed by the following :  food spoilage or food contamination;  consumer product liability claims;  product tampering;  the possible unavailability and expense of product liability insurance; and  the potential cost and disruption of a product recall . Our products have in the past been, and may in the future be, exposed to contamination by organisms that may produce food borne illnesses, such as E . coli, listeria monocytogenes and salmonella . These organisms and pathogens are found generally in the environment and, as a result, there is a risk that they could be present in our products . These organisms and pathogens can also be introduced to our products through tampering or as a result of improper handling at the further processing, foodservice or consumer

122 level . Once contaminated products have been shipped for distribution, illness or death may result if the products are not properly prepared prior to consumption or if the organisms and pathogens are not eliminated in further processing . Our systems designed to monitor food safety risks may not eliminate the risks related to food safety . We have little, if any, control over handling procedures once our products have been shipped for distribution . If any of our products are determined to be contaminated, spoiled or inappropriately labeled, whether or not we are at fault, we may voluntarily recall, or be required to recall, our products . A widespread product recall could result in significant losses due to the costs of a recall, the destruction of product inventory and lost sales due to the unavailability of product for a period of time . We may also be subject to increased risk of exposure to product liability claims and governmental proceedings, which may result in penalties, injunctive relief and plant closings . Any of these occurrences may have an adverse effect on our financial results . We may be subject to significant liability in the jurisdictions in which our products are sold if the consumption of any of our products causes injury, illness or death . Such liability may result from proceedings filed by the government’s attorney’s office, consumer agencies and individual consumers . Even an inadvertent shipment of contaminated products may be a violation of law . We may have to pay significant damages to consumers or to the government and such liability may be in excess of applicable liability insurance policy limits . In addition, adverse publicity concerning any perceived or real health risk associated with our products could also cause customers to lose confidence in the safety and quality of our food products, which could adversely affect our ability to sell our products . We could also be adversely affected by perceived or real health risks associated with similar products produced by others to the extent such risks cause customers to lose confidence in the safety and quality of such products generally . Changes in consumer preferences and/or negative perception of the consumer regarding the quality and safety of our products could adversely affect our business . The food industry is generally subject to changing consumer trends, demands and preferences . Trends within the food industry frequently change, and our failure to anticipate, identify or react to changes in these trends could lead to reduced demand and prices for our products, among other concerns, and could have a material adverse effect on our business, financial condition and results of operations . We could also be adversely affected if consumers lose confidence in the safety and quality of our food products or ingredients, or in the food safety system generally . Negative perceptions concerning the health implications of certain food products, or ingredients or loss of confidence in the food safety system generally, could influence consumer preferences and acceptance of some of our products and marketing programs . Negative perceptions and failure to satisfy consumer preferences could materially and adversely affect our product sales, financial condition and results of operations . We face competition in our business, which may adversely affect our market share and profitability . The beef, pork and chicken industries are highly competitive . Competition exists both in the purchase of live cattle and hogs and grains, and in the sale of beef, pork and chicken products . In addition, our beef, pork and chicken products compete with other protein sources, such as fish . We face competition from a number of beef, pork and chicken producers in the countries in which we operate . The principal competitive factors in the animal protein processing industries are operating efficiency and the availability, quality and cost of raw materials and labor, price, quality, food safety, product distribution, technological innovations and brand loyalty . Our ability to be an effective competitor depends on our ability to compete on the basis of these characteristics . In addition, some of our competitors may have

123 greater financial and other resources than us . We may be unable to compete effectively with these companies, in which case our market share and, consequently, our operations and results may be adversely affected . Our growth (organic and inorganic) may require substantial capital and long - term investments . Our competitiveness and growth depend on our ability to fund our capital expenditures . We cannot assure you that we will be able to fund our capital expenditures at reasonable costs due to adverse macroeconomic conditions, our performance or other external factors, which could have a material adverse effect on our business, financial condition and results of operations . We may pursue additional opportunities to acquire complementary businesses, which could further increase leverage and debt service requirements and could adversely affect our financial situation, especially if we fail to successfully integrate the acquired business . We intend to continue to pursue selective acquisitions of complementary businesses in the future . Inherent in any future acquisitions are certain risks such as increasing leverage and debt service requirements and combining company cultures and facilities, which could have a material adverse effect on our operating results, particularly during the period immediately following such acquisitions . Additional debt or equity capital may be required to complete future acquisitions, and there can be no assurance that we will be able to raise the required capital . Furthermore, acquisitions involve a number of risks and challenges, including :  diversion of management’s attention;  potential loss of key employees and customers of the acquired companies;  an increase in our expenses and working capital requirements;  failure of the acquired entities to achieve expected results;  our failure to successfully integrate any acquired entities into our business; and  our inability to achieve expected synergies and/or economies of scale . These opportunities may also expose us to successor liability relating to actions involving any acquired entities, their respective management or contingent liabilities incurred prior to our involvement and will expose us to liabilities associated with ongoing operations, in particular to the extent we are unable to adequately and safely manage such acquired operations . These transactions may also be structured in such a manner that would result in our assumption of obligations or liabilities not identified during our pre - acquisition due diligence . Any of these factors could adversely affect our ability to achieve anticipated cash flows at acquired operations or realize other anticipated benefits of acquisitions, which could adversely affect our reputation and have a material adverse effect on us . Failure by us to achieve our sustainability performance targets and environmental commitments may result in increased interest payments under future financing and harm to our reputation . As described in paragraph 3 . 1 ( Management's discussion and analysis of financial condition and results of operations ) – Liquidity and Capital Resources – Description of Material Indebtedness – Fixed - Rate Notes – Sustainability - Linked Bonds , certain of our debt instruments contain certain sustainability performance targets and environmental commitments of JBS S . A . , JBS USA or PPC that if unsatisfied will result in an increase in the interest rate payable on the respective debt instruments . Achieving these sustainability performance targets and environmental commitments or any similar sustainability performance targets or commitments we may choose to include in future financing or other arrangements will require us to expend significant resources . In 2021 , we shared our ambition to strive for net zero greenhouse gas (" GHG ")

124 emissions in our operations and across our shared value chain by 2040 . At that time, many companies, governments, and nongovernmental organizations made similar public goals in an effort to galvanize action against the most harmful impacts of climate change . While achievement of a goal of this ambitious magnitude was never under the control of any one company, organization, or government ; we believe this collective movement towards net zero goals was a positive step and an important effort to join . For additional information, see paragraph 2 . 2 ( The business of the Company ) – Climate Change Reduction Goals . However, the mere setting of these goals has subjected or may subject JBS S . A . and its affiliates to criticism, investigations, regulatory enforcement, litigation, or other risks, and may continue to do so in the future In addition, a failure by us to achieve these goals could expose us to litigation and harm our reputation, which could have a material adverse effect on our results of operations, financial condition and liquidity . For additional information, see annual accounts . Failure by us to meet the commitments we have made regarding our cattle and grain supply chains in Brazil may have a material adverse effect on our business and reputation . While we have tools at our disposal to perform monitoring of the commitments we have made regarding our cattle and grain supply chains in Brazil and to which we are subject by Brazilian law and/or our internal policies, no assurance can be given that our monitoring efforts will be effective in every instance . For example, as mentioned under paragraph 2 . 2 ( The business of the Company ) – Climate Change Reduction Goals – Regulation – Brazil – Brazilian Forest Code , rural landowners are required to self - report electronic geo - referencing data to the Rural Environmental Registry ( Cadastro Ambiental Rural ) ("CAR"), in order to demonstrate compliance with Federal Law No . 12 . 651 ( Código Florestal ) (the "Forest Code") . In addition, as further discussed under paragraph 2 . 2 ( The business of the Company ) – Climate Change Reduction Goals – Cattle and Grain Supply Chains and Deforestation – Seara Sustainable Grain and Oil Sourcing Policy , Seara’s Sustainable Grain and Oil Sourcing Policy establishes guidelines for promoting and developing a deforestation - free supply chain for its primary grain and oil supply chains . This policy supports the conservation of native vegetation and sustainable use of agriculturally productive areas in Brazil . Currently, the policy monitors only direct suppliers to Seara . For the Amazon biome, Seara sources soy and its derivatives only from signatories of Brazil’s Amazon Soy Moratorium, which requires it to only purchase from suppliers that have records of zero deforestation in the biome . To the extent that any of our suppliers provides incorrect or incomplete information to the CAR or to us as part of their reporting requirements, we may purchase cattle or grain from non - conforming suppliers in violation of our policies and applicable laws and regulations, thereby subjecting ourselves to potential liabilities . See – We may not be able to ensure that our raw material suppliers are in compliance with all applicable environmental and labor laws and regulations, which could adversely affect our business, financial condition and results of operations . Similarly, for purposes of monitoring our compliance with our commitment to avoid engaging with suppliers operating on embargoed land or that have been found to be in violation of Brazilian laws prohibiting slave - like conditions for workers, we rely on databases compiled and provided by Brazilian governmental ministries and other governmental entities . To the extent that such ministries or other entities do not maintain complete and regularly updated lists, we may inadvertently do business with one or more suppliers that are in violation of these requirements, which would also be in violation of our internal policies, which in turn could subject us to related liabilities . Our ability to monitor compliance by our indirect suppliers across all obligations is necessarily more limited than our ability to monitor compliance by our direct suppliers due to the inherent challenges associated with our access to full information in the supply chain, such as livestock origin, prior to our direct suppliers taking ownership . Failure by us to meet the commitments we have made regarding our cattle and grain supply chains in Brazil may have a material adverse effect on our business and reputation . For more information about our cattle supply monitoring commitments and compliance efforts, see paragraph 2 . 2 ( The business of the Company ) – Climate Change Reduction Goals – Cattle and Grain Supply Chains and Deforestation .

125 We are subject to interest rate fluctuations, which may be harmful to our business . A portion of our debt is subject to interest rate fluctuations, including fluctuations in : (1) the Secured Overnight Financing Rate (" SOFR ") and the Euro Interbank Offered Rate (" EURIBOR ") ; and (2) Brazilian financial market rates or inflation rates, such as the Interbank Deposit Certificate ( Certificado de Depósito Interbancário ) (" CDI ") and the Long - Term Interest Rate ( Taxa de Juros de Longo Prazo ) (the " Brazilian TJLP rate ") (Brazil’s long - term interest rate published quarterly by the CMN) . We are also exposed to exchange rate risk because we have assets and liabilities and future cash flows and earnings denominated in foreign currencies . Fluctuations in exchange rates and interest rates are caused by a number of factors that are beyond our control . If interest rates, such as SOFR, EURIBOR, the CDI and Brazilian TJLP rate, or exchange rates increase significantly, our finance expenses will increase and our ability to obtain financing may decrease, which may materially adversely affect our results of operations . Unfavorable decisions in legal, administrative, antitrust or arbitration proceedings and government investigations may adversely affect us . We are defendants in legal, administrative, antitrust and arbitration proceedings arising from the ordinary conduct of our business, particularly with respect to civil, tax, labor and environmental claims, which may be decided to our detriment, and we are involved in various government investigations . For more information regarding our proceedings and investigations, see annual accounts . In addition, we cannot guarantee that new lawsuits (judicial or administrative of any nature) or investigations against us, Messrs . Joesley Mendonça Batista and Wesley Mendonça Batista (our ultimate controlling shareholders) and managers, will not arise . For example, certain news media in Brazil have reported that the Brazilian State of Rondônia commenced legal proceedings seeking damages against JBS S . A . , among other parties, for allegedly illegally purchasing cattle raised in protected areas in the Amazon region . Although the news was published in December 2023 , we only became formally aware of the proceedings in June 2024 . To date, JBS has already submitted its defense . Applicable laws and regulations could subject us and our managers to civil and criminal penalties, including debarment from contracts concluded with the public administration and prohibition to celebrating new ones and loss of fiscal benefits, which could materially and adversely affect our product sales, reputation, financial condition and results of operations . Adverse rulings that have material economic or reputational impacts on us or impede the execution of our growth plan may adversely affect our financial condition and results of operations . In addition, unfavorable decisions in proceedings or investigations involving us and our ultimate controlling shareholders and managers may affect our image and business . For certain lawsuits, we were not required to and have not established any provision on our statement of financial position or have established provisions only for part of the amounts in dispute, based on our judgments as to the likelihood of any adverse judgments or outcomes, as well as the amount of estimated losses, for these matters . Provisions are recognized as liabilities and administrative expenses when losses are considered probable (i . e . , more likely than not that an outflow of resources embodying economic benefits will be required to settle the obligation) and the amount can be reliably measured . Where it is not probable that a present obligation exists, we disclose a contingent liability, unless the possibility of an outflow of resources embodying economic benefits is remote, in which case no provision or disclosure is made . As of December 31 , 2025 , we had ongoing proceedings in the aggregate amount of US $ 6 . 3 billion (US $ 6 . 4 billion as of December 31 , 2024 ), which refer to civil, tax and labor proceedings whose loss potential is possible (but not more likely than not), for which no provisions were recognized . We cannot guarantee that the provisioned amounts (if any) will be sufficient to cover the costs and expenses of the corresponding proceedings, which could adversely impact our business and operating results .

126 We may not be able to ensure that our raw material suppliers are in compliance with all applicable environmental and labor laws and regulations, which could adversely affect our business, financial condition and results of operations . The raising of cattle and other livestock is at times associated with deforestation, invasion of indigenous lands and protected areas and other environmental and human rights concerns . Most of the cattle we process are bred and raised by third parties and contractors . If we are unable to ensure that the direct and indirect suppliers of the cattle we use in our production process are in compliance with all applicable environmental and human rights laws and regulations, we may be subject to fines and other penalties that may adversely affect our image, reputation, business, financial condition and results of operations . For example, the European Union has adopted a new regulation to curb the European Union market’s impact on global deforestation and forest degradation around the world, as well as protecting the rights of indigenous peoples . The European Union Deforestation Regulation (the "EUDR") mandates extensive due diligence on the value chain for all operators and traders dealing with certain products derived from cattle, cocoa, coffee oil palm, rubber, soya and wood . Penalties for non - compliance will be laid down under national law, but must be effective, proportionate and dissuasive . In due course, the intention is for the EUDR to be subject to criminal penalties, but under the EUDR itself, penalties may include fines and confiscation of products, among other things . The EUDR entered into force on June 29 , 2023 , and its main obligations, which were initially expected to become applicable in December 2024 , became applicable in December 2025 . If we are unable to ensure that we are in compliance with the EUDR, we may be subject to fines and other penalties . For more information about the EUDR, see paragraph 2 . 2 ( The business of the Company ) – Climate Change Reduction Goals – Regulation – Europe – European Union Deforestation Regulation . Furthermore, Brazilian Environmental Policy Act, outlined in Federal Law No . 6 , 938 / 1981 , regulates civil liability for damages caused to the environment and sets forth strict liability on the subject matter . Therefore, we may become party to environmental liability proceedings amongst any damage originator . As the majority of cattle processed by us are bred by third parties and subcontractors, we may be significantly impacted if third parties and subcontractors cause environmental damages in the implementation of their activities on our behalf . See also – Media campaigns related to food production ; regulatory and customer focus on environmental, social and governance responsibility ; and increased focus and attention by the U . S . government and other stakeholders on the meat processing industry and ESG - related issues could expose us to additional costs or risks . We are subject to various risks relating to worker safety . Given the nature of our operations, the type of work performed by our employees, and the number of plants and employees that we have throughout the world, we are subject to various risks relating to worker safety . We cannot ensure that accidents will not occur . If our efforts to improve worker safety and reduce the frequency and number of workplace accidents are not successful, we may become subject to lawsuits, regulatory or administrative investigations and inquiries, fines and penalties, and our business, financial condition and results of operations may be adversely affected . For example, a U . S . House of Representatives Select Subcommittee held a hearing in December 2022 entitled "Preparing For And Preventing The Next Public Health Emergency : Lessons Learned From The Coronavirus Crisis . " This hearing was accompanied by a final report of the same name, which describes an investigation of the largest companies in the U . S . meatpacking industry, including our subsidiary JBS USA Food Company, in the context of the Trump Administration’s response to the risks faced by these companies’ workers during the COVID - 19 pandemic . JBS USA Food Company has complied with the document requests made in 2021 as part of the investigation .

127 We may also suffer reputational harm due to the actions of unrelated companies that do not adhere to applicable worker safety laws in the provision of services to us . For example, the U . S . Department of Labor (" DoL ") commenced an investigation into allegations of child labor at certain of our facilities in August 2022 . While this investigation did not result in any finding that we were employing any underage workers at any of our facilities, a federal judge granted a temporary restraining order against one of our suppliers . While this supplier is not affiliated with us, the investigation found that it had used underage workers to provide cleaning and sanitation services in the fulfillment of sanitation and cleaning contracts that it was performing at JBS facilities . This supplier has entered into a consent order and judgment pursuant to which it has agreed to comply with child labor laws at all of the facilities where it provides services . On January 13 , 2025 , JBS USA Food Company entered into an agreement with the DoL to resolve the aforementioned investigation . Pursuant to the agreement, JBS USA Food Company committed to hold key elements of its supply chain, third - party contractors and service providers accountable for illegal child labor . As part of the agreement, JBS USA Food Company has provided US $ 4 million to assist individuals and communities affected by unlawful child labor practices nationwide . The funds may provide direct assistance to affected individuals and community organizations in the form of scholarships, stipends and educational aid including assistance to community organizations to fund English as a Second Language teaching positions, literacy, job training and housing . In addition, JBS USA Food Company has committed, among other things, to create targeted advertising campaigns to raise awareness about unlawful child labor practices, incorporate a zero - tolerance policy in any contract agreements with third - party sanitation firms or poultry catching service providers, and hire a child labor compliance specialist to review its child labor compliance policies, develop training materials and conduct unannounced audits . Additionally, we have from time to time had incidents at our plants involving worker health and safety . These have included ammonia releases due to mechanical failures in chiller systems and worker injuries and fatalities involving processing equipment and vehicle accidents . We have taken preventive measures in response ; however, we can make no assurance that similar incidents will not arise in the future . New environmental, health and safety requirements, stricter interpretations of existing requirements, or obligations related to the investigation or clean up of contaminated sites, may materially affect our business or operations in the future . While we adhere and require adherence from suppliers to all applicable worker safety laws throughout our global operations, no assurance can be given that we will not be materially adversely affected to the extent that companies that provide services to us do not demonstrate the same commitment to such laws . In addition, no assurance can be given that our reputation for worker safety will not be adversely affected by governmental investigations or other inquiries in the future . We depend on our information technology systems, and any failure of these systems could adversely affect our business . We depend on information technology systems for significant elements of our operations, including the storage of data and retrieval of critical business information, and within our supply chain . We also depend on our information technology infrastructure for digital marketing activities and for electronic communications among our locations, personnel, customers, and suppliers . Although our information systems are protected with robust backup systems, including physical and software safeguards and remote processing capabilities, our information technology systems and those of our supply chain are vulnerable to damage from a variety of sources, including network failures, malicious human acts, and natural disasters . Moreover, despite network security and back - up measures, some of our servers are potentially vulnerable to physical or electronic break - ins, computer viruses, and similar disruptive problems . In addition, certain software used by us is licensed from, and certain services related to our information systems are provided by, third parties who could choose to discontinue their relationship with us . Failures or disruptions to our information technology systems or those used by our third - party service

128 providers could prevent us from conducting our general business operations, and adversely affect our ability to process orders, maintain proper levels of inventories, collect accounts receivable, pay expenses, and maintain the security of our company and customer data . Any disruption or loss of information technology systems on which critical aspects of our operations depend could have an adverse effect on our business, results of operations, and financial condition . For example, on May 30 , 2021 , we were the target of an organized cybersecurity attack (the " Cyberattack "), affecting some of the servers supporting our North American and Australian information technology systems . JBS USA’s backup servers were not affected . JBS USA and PPC’s operations in North America and Australia were affected . PPC’s operations in Mexico and the United Kingdom were not impacted and conducted business as normal . Upon learning of the intrusion, we contacted federal officials and activated our cybersecurity protocols, including voluntarily shutting down all affected systems to isolate the intrusion, limit the potential infection and preserve core systems . Restoring systems critical to production was prioritized . In addition, the encrypted backup servers, which were not affected by the Cyberattack, allowed for a return to full operations within two days . As of June 3 , 2021 , JBS USA and PPC had resumed production at all of their facilities . Our response, IT systems and encrypted backup servers allowed for a rapid recovery from the Cyberattack . As a result, the loss of food produced was limited to less than one day of production . We are not aware of any evidence that any customer, supplier or employee data had been compromised or misused as a result of the Cyberattack . Since the Cyberattack, we have been working to improve our cybersecurity posture in order to minimize our risk and attack surface . We have identified good practices we had in place before the Cyberattack, and we have identified and completed items and actions that were needed to remediate . Further, we store highly confidential information on our information technology systems, including information related to our products . If our servers or the servers of the third party on which our data is stored are attacked by a physical or electronic break - in, computer virus or other malicious human action, our confidential information could be stolen or destroyed . Any security breach involving the misappropriation, loss or other unauthorized disclosure or use of confidential information of our suppliers, customers, or others, whether by us or a third party, could disrupt our operations, subject us to civil and criminal penalties, have a negative impact on our reputation, expose us to liability to our suppliers, customers, other third parties or government authorities and increase our cyber - security protection and remediation costs . Any of these developments could have an adverse impact on our business, financial condition and results of operations . In addition, if our supply chain cybersecurity is compromised as a result of third - party action, employee error, malfeasance, stolen or fraudulently obtained log - in credentials or otherwise, our business may be harmed and we could incur significant liabilities . We mitigate this risk by having a diversified supply chain . There can be no assurance that we will be able to prevent all of the rapidly evolving forms of increasingly sophisticated and frequent cyber - attacks . Moreover, our efforts to address network security vulnerabilities may not be successful, resulting potentially in the theft, loss, destruction or corruption of information we store electronically, as well as unexpected interruptions, delays or cessation of service, any of which would cause harm to our business operations . The vulnerability of our systems and our failure to identify or respond timely to cyber incidents could have an adverse effect on our operations and reputation and expose us to liability or regulatory enforcement actions . The loss of members of our senior management or our inability to attract and retain qualified senior management personnel could have an adverse effect on us . Our ability to maintain our competitive position depends in large part on the performance of our senior management team, mainly because of our business model and our acquisition strategy . As a result of factors such as strong global economic conditions, we may lose key employees or face problems hiring qualified key employees . In order to retain key employees, we may have to make significant changes in our compensation policy to remain competitive, which would increase our costs . There is no assurance that we will succeed in attracting and retaining qualified senior management personnel . Also, decisions

129 in any administrative proceedings involving our current managers may prevent them from remaining in their positions at our company . The loss of the services of any member of our senior management or our inability to attract and retain qualified personnel could have an adverse effect on us . Our performance depends on favorable labor relations with our employees and our compliance with labor laws . Any deterioration of those relations or increase in labor costs could adversely affect our business . As of December 31 , 2025 , we had approximately 283 , 000 employees worldwide . Certain of these employees are represented by labor organizations, and our relationships with these employees are governed by collective bargaining agreements . We may not reach new agreements without union action and any such new agreements may not be on terms satisfactory to us . In addition, any new agreements may be for shorter durations than our historical agreements . Moreover, additional groups of currently non - unionized employees may seek union representation in the future . If we are unable to negotiate acceptable collective bargaining agreements, we may become subject to union - initiated work stoppages, including strikes . Any significant increase in labor costs, deterioration of employee relations, slowdowns or work stoppages at any of our locations, whether due to union activities, employee turnover or otherwise, could have a material adverse effect on our business, financial condition, results of operations and cash flows . Labor shortages and increased turnover or increases in employee and employee - related costs could have adverse effects on our profitability . We and our third - party vendors have experienced increased labor shortages at some of our production facilities and other locations . Several factors have had and may continue to have adverse effects on the labor force available to us and our third - party vendors, including government regulations, which include laws and regulations related to workers’ health and safety, wage and hour practices and work authorization . Labor shortages and increased turnover rates within our company and our third - party vendors have led to and could in the future lead to increased costs, such as increased overtime to meet demand and increased wage rates to attract and retain employees and could negatively affect our ability to efficiently operate our production facilities or otherwise operate at full capacity and could result in downtime of our production facilities . An overall or prolonged labor shortage, lack of skilled labor, increased turnover or labor inflation for any of the foregoing reasons could have a material adverse impact on our operations, results of operations, reputation, liquidity or cash flows . The consolidation of a significant number of our customers could adversely affect our business . Many of our customers, such as supermarkets, warehouse clubs and food distributors, have consolidated in recent years, and consolidation is expected to continue . These consolidations have produced large, sophisticated customers with increased buying power who are more capable of operating with reduced inventories, opposing price increases, and demanding lower pricing, increased promotional programs and specifically tailored products . These customers also may use shelf space currently used for our products for their own private label products that are generally sold at lower prices . In addition, in periods of economic uncertainty, consumers tend to purchase more lower - priced private label or other economy brands . To the extent this occurs, we could experience a reduction in the sales volume of our higher margin products or a shift in our product mix to lower margin offerings . Because of these trends, we may need to lower prices or increase promotional spending for our products . The loss of a significant customer or a material reduction in sales to, or adverse change to trade terms with, a significant customer could materially and adversely affect our product sales, financial condition and results of operations . Our ultimate controlling shareholders have influence over the conduct of our business and may have interests that are different from yours .

130 Our direct controlling shareholder is LuxCo, which is in turn wholly owned by our ultimate controlling shareholders, Messrs . Joesley Mendonça Batista and Wesley Mendonça Batista . See paragraph 10 . 1 ( Major shareholders ) . In addition, as a result of our dual - class structure, where each of our Class A Common Shares is entitled to one vote and each of our Class B Common Shares is entitled to 10 votes at our general shareholders’ meetings, our ultimate controlling shareholders held 85 . 68 % of voting power as at March 18 , 2026 . This significant concentration of voting rights gives them substantial influence over our company . See – Risks Relating to Our Common Shares and Our BDRs – The dual - class structure of our Common Shares has the effect of concentrating voting control with the holders of our Class B Common Shares and limiting our other shareholders’ ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Common Shares may view as beneficial . Relatives of our ultimate controlling shareholders perform certain management and leadership roles at JBS S . A . and related companies . Mr . José Batista Sobrinho, the founder of JBS S . A . and the father of our ultimate controlling shareholders, serves as the Vice - Chairman of JBS S . A . ’s board of directors and has served on the JBS S . A . board of directors since 2007 . Mr . Wesley Mendonça Batista Filho, who is the son of Mr . Wesley Mendonça Batista and the grandson of Mr . José Batista Sobrinho, serves as the Chief Executive Officer of JBS USA since May 2023 , and has served as an executive officer of JBS S . A . since 2017 and in other senior management positions in JBS Group companies in the past, including as Chief Executive Officer of Seara Alimentos . He also serves on the board of directors of various JBS Group companies . In addition, Mr . Henrique Mendonça Batista, who is also Wesley Mendonça Batista’s son, serves as the President of Huon Aquaculture Group Ltd, an Australian salmon processing company acquired by JBS S . A . in 2021 . Messrs . Joesley Mendonça Batista and Wesley Mendonça Batista may serve as members of the board of directors of, or in other senior management positions at, the JBS Group companies or affiliates . For example, in February 2024 , they were appointed to fill vacancies on the board of directors of PPC, and in April 2024 , they were elected by majority vote of the shareholders of JBS S . A . to serve on JBS S . A . ’s board of directors for the ongoing term ending in 2025 . In addition, they serve on our board of directors, as well as on the board of directors of J&F . In 2017 , Messrs . Joesley Mendonça Batista and Wesley Mendonça Batista, among others, entered into collaboration agreements ( acordos de colaboração premiada ) (the " Collaboration Agreements ") with the Brazilian Attorney General’s Office ( Procuradoria - Geral da República ), and J&F, on behalf of itself and its subsidiaries, entered into a leniency agreement (the " Leniency Agreement ") with the Brazilian Federal Prosecution Office ( Ministério Público Federal ) following disclosures of illicit payments made to Brazilian politicians from 2009 to 2015 . In 2020 , Messrs . Joesley Mendonça Batista and Wesley Mendonça Batista also entered into a settlement with the SEC, and J&F reached a plea agreement with the DOJ relating to the circumstances and payments that were the subject of the Collaboration Agreements and Leniency Agreement . As a consequence of these agreements and other proceedings related to the matters set forth therein, the reputation of our ultimate controlling shareholders suffered . For more information, see – We are subject to reputational risk in connection with U . S . and Brazilian civil and criminal actions and investigations involving our ultimate controlling shareholders, and these actions may materially adversely impact our business and prospects and damage our reputation and image below . In addition, our ultimate controlling shareholders may have an interest in causing us to pursue transactions that may enhance the value of their equity investments in us, even though such transactions may involve increased risks to us or the holders of our common shares . Furthermore, our ultimate controlling shareholders own, through J&F or other entities, equity investments in other businesses and may have an interest in causing us to pursue transactions that may enhance the value of those other equity investments, even though such transactions may not benefit us . Our ultimate controlling shareholders may also have an interest in pursuing new business opportunities through other companies

131 which they own instead of us . In addition, JBS S . A . or other companies in which our ultimate controlling shareholders have an interest may engage in transactions with JBS USA or its subsidiaries . Any of these transactions could result in conflicting interests between us and the other companies in which our ultimate controlling shareholders own . We cannot assure you that we will be able to address these conflicts of interests or others in an impartial manner . There can be no assurance that the future actions or decisions of our direct controlling shareholders and our ultimate controlling shareholders will not impact our company and our prospects in ways that differ from your interests . We are subject to reputational risk in connection with U . S . and Brazilian civil and criminal actions and investigations involving our ultimate controlling shareholders, and these actions may materially adversely impact our business and prospects and damage our reputation and image . As further described elsewhere in this Annual Report (see paragraph 10 . 1 ( Major shareholders ), in 2017 , our ultimate controlling shareholders, among others, entered into Collaboration Agreements with the Brazilian Attorney General’s Office ( Procuradoria - Geral da República ), and J&F, on behalf of itself and its subsidiaries, entered into a Leniency Agreement with the Brazilian Federal Prosecution Office ( Ministério Público Federal ) following disclosures of illicit payments made to Brazilian politicians from 2009 to 2015 . Pursuant to the Leniency Agreement, J&F agreed to pay a fine of R $ 8 . 0 billion (equivalent to US $ 1 . 5 billion, based on the commercial selling rate of R $ 5 . 5024 per US $ 1 . 00 , as of December 31 , 2025 , as reported by the Central Bank) and contribute an additional R $ 2 . 3 billion (US $ 418 , converted using the foreign exchange rate as of December 31 , 2025 ) to social projects in Brazil, each adjusted for inflation, over a 25 - year period . The total fine was subsequently reduced to R $ 3 . 5 billion (equivalent to approximately US $ 636 million, converted using the foreign exchange rate as of December 31 , 2025 ) . In December 2023 , the Brazilian Supreme Court ( Supremo Tribunal Federal ) justice overseeing the case suspended J&F’s obligation to make additional installment payments under the Leniency Agreement following a petition from J&F that cited potential misconduct by enforcement authorities in connection with entering into the Leniency Agreement . Notwithstanding the suspension of the fine, the Leniency Agreement otherwise remains in effect . In 2020 , J&F, JBS S . A . , and our ultimate controlling shareholders (the " Respondents ") also entered into a settlement with the SEC relating to the circumstances and payments that were the subject of the Collaboration Agreements and Leniency Agreement . Pursuant to the SEC settlement and related order, the Respondents undertook, among other things, to improve anti - bribery and anti - corruption compliance programs, make progress reports to the SEC, and pay disgorgement and civil penalties . JBS S . A . was ordered to pay disgorgement to the SEC in the amount of US $ 26 . 9 million, and each of our ultimate controlling shareholders was ordered to pay a civil penalty of US $ 550 , 000 , each of which payment has been made in full . Also in 2020 , J&F reached a plea agreement with the DOJ in which J&F pled guilty to one count of conspiracy to violate the U . S . Foreign Corrupt Practices Act in relation to the circumstances and payments that were the subject of the Collaboration Agreements and Leniency Agreement and agreed to pay a criminal penalty of US $ 256 . 5 million, payable in two installments of approximately US $ 128 . 2 million each . J&F paid US $ 128 . 2 million to the U . S . government, and the balance was considered to have been offset by payments made by J&F to Brazilian authorities under the Leniency Agreement . The DOJ plea agreement also required J&F to implement a compliance program and improve its internal policies and to make progress and other reports to the DOJ . Since 2017 , JBS S . A . and J&F have implemented numerous changes to their anti - corruption compliance policies intended to detect and prevent illicit payments and conduct throughout their operations, including the introduction of new policies and practices and the hiring of experienced professionals who have a track record of building effective compliance programs, all as further detailed in paragraph 2 . 2 ( The business of the Company ) – Compliance Program . In addition, the

132 terms of the above - referenced agreements with Brazilian authorities, the SEC and the DOJ provide strong disincentives to any violation of their terms . Our management and leadership teams are strongly committed to operating our business in compliance with anti - corruption principles and law . However, no assurance can be given that new and improved policies, practices and personnel will be effective to detect or prevent illicit activities in all cases . In addition, our ultimate controlling shareholders and J&F were under investigation by the CVM in Brazil for alleged violations of Brazilian securities and corporate law, including possible violations of insider trading law involving shares of controlled companies, and foreign exchange futures contracts . These investigations have since been concluded, having resulted in full or partial exonerations of the investigated parties or settlement agreements, as the case may be . JBS S . A . and Seara (a subsidiary of JBS S . A . ) were party to one of these investigations . Our ultimate controlling shareholders are also subject to ongoing criminal investigations by the Brazilian Federal Prosecution Office based on similar allegations . For more information about these investigations, see annual accounts . As a result of the above - mentioned matters, the reputation of our direct controlling shareholders, our ultimate controlling shareholders and JBS S . A . has suffered and may continue to suffer . Although we and, to our knowledge, our ultimate controlling shareholders and their affiliates are currently in compliance with our and their respective obligations under the Brazilian Collaboration Agreements and Leniency Agreement, the SEC order and the DOJ plea agreement, and while we understand that these agreements resolved the Brazilian and U . S . criminal legal exposure of JBS S . A, J&F and our ultimate controlling shareholders related to the illicit conduct that was the subject of these agreements, any breach of any of the obligations under these agreements could result in negative publicity that could have a material adverse effect on our reputation and the reputation of our ultimate controlling shareholders . In addition, to the extent that the negative reputational impact of these events continues into the future, if pending investigations and proceedings are not resolved favorably to JBS S . A . and our ultimate controlling shareholders, or if future events or actions give rise to new investigations, allegations or proceedings involving us, our ultimate controlling shareholders or affiliates, our reputation and our ability to execute our business strategies, enter into beneficial transactions, partnerships or acquisitions, we may be materially adversely affected . Negative publicity about us, our directors, our employees, our ultimate controlling shareholders or our industry and damage to our reputation and image or the reputation of our directors, our employees and ultimate controlling shareholder could adversely affect our business, financial condition, results of operations and future prospects . Our credibility with the market is of great importance to enable us to conduct our business, and to attract and retain our customers, employees and investors . We can be subject to negative publicity based on a number of factors, including, without limitation, allegations or complaints, even if inaccurate, relating to our governance, our customer service, our relationships with suppliers or other third parties, our non - compliance with legal and regulatory obligations, our risk management practices, our financial results, health or work safety, social and environmental events, or unethical or corrupt behavior by our employees, directors, officers, our ultimate controlling shareholders, affiliates or suppliers . Any negative impact on our reputation and image may have a material adverse effect on our business, results of operations, financial condition and prospects . See, for example, - We are subject to reputational risk in connection with U . S . and Brazilian civil and criminal actions and investigations involving our ultimate controlling shareholders, and these actions may materially adversely impact our business and prospects and damage our reputation and image above . Furthermore, we cannot guarantee that we, our ultimate controlling shareholders or our affiliates will not be the subject of future negative publicity, even if inaccurate . We also cannot be certain that any actions we take in response to a reputational crisis will be effective or sufficient to mitigate any harm arising out

133 of any such crisis . For example, in September 2024 , the media began reporting allegations relating to the treatment of Haitian workers at one of our plants in Greeley, Colorado . In October 2024 , a Charge of Discrimination (the " Charge ") on the basis of race, color and national origin was filed with the Equal Employment Opportunity Commission against Swift Beef Company by a Haitian employee on behalf of that person and similarly situated employees . Specifically, the Charge alleges that, when large numbers of Haitian employees began working for the company in late 2023 , predominately on the plant’s second shift, (i) the company deliberately increased the speed of production on the second shift because the majority of employees on the second shift were Haitian ; (ii) the increased speed of production on the second shift resulted in more injuries to second shift employees in comparison to first shift employees, resulting in a disproportionate impact on Haitian employees ; and (iii) Haitian employees were discriminatorily denied unscheduled restroom breaks during production . Although we deny each of these allegations and intend vigorously defend ourselves against the Charge, we may suffer reputational harm as a result of the Charge and media reports surrounding it . Actions or allegations (whether grounded or unfounded) regarding actions taken by our ultimate controlling shareholders or our affiliates, or by our suppliers or other third parties, including, but not limited to, illegal acts or corruption, actions contrary to health or worker safety, or actions contrary to socio - environmental regulations, may materially adversely impact our reputation and image with our customers, suppliers and the market, which may have a material adverse effect on our business, results of operations, financial condition and future prospects . Media campaigns related to food production ; regulatory and customer focus on environmental, social and governance responsibility ; and increased focus and attention by the U . S . government and other stakeholders on the meat processing industry and ESG - related issues could expose us to additional costs or risks . Individuals or organizations can use media platforms to publicize inappropriate or inaccurate stories or perceptions about the food production industry or our company . Such practices could cause damage to the reputations of our company, our ultimate controlling shareholders and/or the food production industry in general . This reputational damage could adversely affect our business, financial condition and results of operations . Regulators, stockholders, customers and other interested parties have focused increasingly on the environmental, social and governance (" ESG "), practices of companies . This has led to an increase in regulations and may continue to cause us to be subject to additional regulations in the future . For example, the European Corporate Sustainability Reporting Directive (" CSRD "), which entered into force on January 5 , 2023 and which will apply to our reporting as of financial year 2027 , will require more stringent reporting on environmental, social and governance matters . In addition, we are likely to become subject to the European Corporate Sustainability Due Diligence Directive (" CSDDD ") that introduces, inter alia , additional environmental and human rights due diligence requirements in respect of our business operations and value chain as well as the obligation to prepare a climate change transition plan . The CSDDD may become applicable to us as from 2028 . For more information about the CSRD and the CSDDD, see paragraph 2 . 2 ( The business of the Company ) – Regulation – Europe – Corporate Sustainability Reporting Directive and Corporate Sustainability Due Diligence Directive . In addition, individual countries and regions are increasingly enacting regulations pertaining to labor practices, modern slavery, supply chain due diligence, animal welfare and other governance requirements . Also, the U . S . government has increased its focus on market dynamics within the meat industry . The U . S . government has inquired with the meat processing industry on matters such as market pricing to end consumers and the relationship between meat processors and the farming community . Increased attention on ESG - related practices could cause us to incur additional compliance costs, divert management attention from operating our business, impair our access to capital among certain investors

134 and subject us to litigation risk for disclosures we make and practices we adopt regarding these issues . This in turn could have a material adverse effect on our business, financial condition and results of operations . Our customers or other interested parties may also require us to implement certain procedures or standards that they perceive to be ESG - friendly or favorable to animal welfare concerns before doing or continuing to do business with us . Investor advocacy groups, investment funds and other influential investors are increasingly focused on our business practices and policies, especially as they relate to the environment, climate change, health and safety, supply chain management, diversity, labor conditions and human rights, both in our own operations and in our supply chain . Increased compliance costs related to these matters could result in material increases to our overall operational costs . In any event, our business practices may not meet the standards of all of our stakeholders and, accordingly, advocacy groups may campaign for further changes or organize boycotts of our company or our products . Even if we do not agree with the positions of such advocacy groups or other influential parties, the perception of our failure to adapt to or comply with their demands, or to respond to investor or stakeholder expectations, could negatively impact us . To date, we have not experienced boycotts that have had a material adverse impact on our business, financial condition or results of operations, insofar as we are unable to tie any variations in our revenues or performance metrics to any particular instance of boycott activity . We also do not believe that such boycotts have materially damaged our reputation, including with respect to any material impact on our ability to conduct business with suppliers, customers or sources of funding . However, we cannot ensure that we will not experience boycotts in the future or that that any such boycotts will not have a material adverse impact on our results of operations, reputation or our relationships with suppliers, customers and funding sources . Our business and reputation could be materially adversely impacted by an increased regulatory burden and the impact of actions by governmental entities, advocacy groups and other stakeholder actions to the extent that such actions call into question our business practices and policies . See also – Risks Relating to the Markets in Which We Operate — Compliance with existing or changing environmental requirements relating to current and/or discontinued operations may result in significant costs, and failure to comply may result in civil liabilities for damages as well as criminal and administrative sanctions . We are a U . S . public reporting company subject to U . S . financial reporting rules and regulations and other requirements of the SEC . Our accounting and other management systems and resources may not be prepared to meet these requirements, which may strain our resources . In July 2023 , the SEC declared effective a registration statement relating to notes guaranteed by JBS S . A . , as a result of which JBS S . A . became a public reporting company in the U . S . , subject to reporting, disclosure control and other applicable obligations under the Exchange Act, the Sarbanes - Oxley Act (" SOX "), and the Dodd - Frank Act, as well as rules adopted, and to be adopted, by the SEC . In addition, as a result of the Corporate Restructuring, we became a public reporting company in the U . S . and Brazil, subject to reporting, disclosure control and other applicable obligations under the Exchange Act, SOX, and the Dodd - Frank Act, as well as rules adopted, and to be adopted, by the SEC, the NYSE, the CVM and the B 3 . As a result, we have incurred higher legal, accounting and other expenses than before, and these expenses may increase even more in the future . For example, Section 404 of SOX requires annual management assessment of the effectiveness of internal controls over financial reporting . In addition, we will be required in the future to engage our independent registered public accounting firm to perform an audit of management's assessment of the effectiveness of internal control over financial reporting . Our management and other personnel may need to devote a substantial amount of time to these compliance initiatives, which we are in the process of developing and implementing while at the same time remaining focused on our existing operations . If we are unable to implement our compliance initiatives in a timely

135 and effective fashion, our ability to comply with the financial reporting requirements and other rules that apply to reporting companies could be impaired . In addition, during the course of documenting and testing our internal control procedures, in order to satisfy the applicable requirements of Section 404 of SOX, we may identify material weaknesses and significant deficiencies in our internal control over financial reporting . Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our cash flows, results of operations or financial condition . If we are unable to conclude that our internal controls over financial reporting are effective, or if our independent registered public accounting firm concludes we have a material weakness in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common shares could decline, and we could be subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities . Failure to remedy any material weakness in our internal controls over financial reporting, or to implement or maintain other effective control systems required of public companies in the U . S . , could also restrict our future access to capital markets and reduce or eliminate the trading market for our Common Shares . A material weakness in our internal control over financial reporting has been identified relating to our information technology general controls, and if we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed . We identified a material weakness in our internal controls . A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis . The material weaknesses identified relate to ineffective design, implementation and operation of general information technology controls, or GITCs, in the areas of user access and program change - management over certain information technology systems in certain of our subsidiaries that support our financial reporting processes, which resulted in business process controls that are dependent on the affected GITCs . As a result, we were unable to maintain effective risk assessment and did not have effective process level control activities . Following the identification of the material weakness, we have begun taking measures, and we will continue to take measures, to remediate control deficiencies . If we are unable to remediate the material weakness we have identified, or if we identify additional material weaknesses in the future or otherwise fail to develop and maintain an effective system of internal controls, we may not be able to produce timely and accurate financial statements, which may subject us to adverse regulatory consequences and adversely affect investor confidence in us and, as a result, the price of our securities and our ability to access the capital markets in the future . We are a "foreign private issuer" under U . S . securities laws and, as a result, are subject to disclosure obligations that are different from those applicable to U . S . domestic registrants listed on the NYSE . As a foreign private issuer, we are exempt from a number of requirements under U . S . securities laws that apply to public companies that are not foreign private issuers . In particular, we are exempt from the rules and regulations under the Exchange Act, related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the short - swing profit recovery provisions contained in Section 16 of the Exchange Act . In addition, are not required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as U . S . domestic companies whose securities are registered under the Exchange Act and we are generally exempt from filing quarterly reports with the SEC under the Exchange Act . We are also exempt from the provisions of Regulation FD, which prohibits the selective disclosure of material nonpublic information to, among others, broker - dealers and holders of a company’s securities under circumstances

136 in which it is reasonably foreseeable that the holder will trade in such company’s securities on the basis of the information . These exemptions and leniencies reduce the frequency and scope of information and protections to which you are entitled as an investor . In order to maintain our current status as a foreign private issuer, either (a) more than 50 % of our outstanding voting securities must be directly or indirectly owned of record by non - residents of the U . S . or (b) (1) a majority of our executive officers or directors may not be U . S . citizens or residents, (2) more than 50 % of our assets cannot be located in the U . S . and (3) our business must be administered principally outside the U . S . At any time in the future, U . S . residents may directly or indirectly own more than 50 % of our outstanding voting securities . If so, we will cease to qualify as a foreign private issuer if we do not meet the requirements set forth in (b) above . Although we have elected to comply with certain U . S . regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory . The regulatory and compliance costs to us under U . S . securities laws as a U . S . domestic issuer would be significantly higher . If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U . S . domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer . We would also be required to follow U . S . proxy disclosure requirements . We may also be required to modify certain of our policies to comply with good governance practices associated with U . S . domestic issuers . Such conversion and modifications will involve additional costs . In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on U . S . stock exchanges that are available to foreign private issuers . As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of otherwise applicable NYSE requirements. As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the NYSE rules for domestic U . S . issuers, provided that we disclose any significant ways in which our corporate governance practices differ from those followed by domestic companies under NYSE listing standards . For example, foreign private issuers are permitted to follow home country practice with regard to director nomination procedures and the approval of compensation of officers . As a result of our reliance on the corporate governance exemptions available to foreign private issuers under NYSE rules, you do not have the same protection afforded to shareholders of companies that are subject to all of the NYSE’s corporate governance requirements . We may also be a "controlled company" within the meaning of the corporate governance standards of the NYSE . If we were to lose our foreign private issuer status but remain a controlled company, we may rely on the "controlled company" exemption under NYSE corporate governance rules . See chapter 6 ( Corporate Governance Report ) for more information . Availing ourselves of any of these exemptions, as opposed to complying with the requirements that are applicable to a U . S . domestic registrant, may provide less protection to you than is accorded to investors under the NYSE’s corporate governance rules . Therefore, any foreign private issuer or "controlled company" exemptions we avail ourselves of in the future may reduce the scope of information and protection to which you are otherwise entitled as an investor . Risks Relating to the Markets in Which We Operate Deterioration of global economic conditions could adversely affect our business. Our business may be adversely affected by changes in global economic conditions, including changes in GDP, inflation, interest rates, availability of capital, consumer spending rates, energy availability and costs (including fuel surcharges) and the effects of governmental initiatives to manage economic conditions .

137 Any such changes could adversely affect the demand for products both in domestic and international markets, or the cost and availability of our needed raw materials, including cooking ingredients and packaging materials, thereby adversely affecting our financial results . Disruptions in credit and other financial markets and deterioration of global economic conditions could :  adversely affect global demand for protein products, which could result in a reduction of sales, operating profit and cash flows ;  make it more difficult or costly for us to obtain financing for our operations or investments or to refinance our debt in the future ;  cause our lenders to depart from prior credit industry practice and make more difficult or expensive the granting of any technical or other waivers under our debt agreements to the extent we may seek them in the future ;  impair the financial condition of some of our customers and suppliers ; and  decrease the value of our investments . In addition, inflation, which has significantly risen, has and may continue to increase our operational costs, including labor costs and grain and feed ingredient costs, and continued increases in interest rates in response to concerns about inflation may have the effect of further increasing economic uncertainty and heightening these risks . As a result, instability and weakness of the U . S . and global economies, including due to the effects caused by disruptions to financial markets, inflation, recession, high unemployment, geopolitical events and other effects caused by the ongoing war between Russia and Ukraine, the Israel - Hamas conflict, and the ongoing conflict involving Israel, the U . S . and Iran in the Middle East, and the negative effects on consumers’ spending, may materially negatively affect our business and results of operations . A prolonged period of reduced consumer spending could have an adverse effect on our business and our results of operations . Our exports pose special risks to our business and operations . Exports account for a significant portion of our net revenue, representing 26 % of our net revenue for the year ended December 31 , 2025 . Exports subject us to risk factors that are outside our control in our principal sales markets, including :  changes in foreign currency exchange rates ;  deterioration of economic conditions ;  imposition of tariffs and other trade and/or health barriers, as further discussed below ;  exchange controls and restrictions to exchange operations ;  strikes or other events that may affect ports and transportation ;  compliance with different foreign legal and regulatory regimes ; and  trade barriers . Disruptions due to import restrictions and tariffs, other trade protection measures and import or export licensing requirements regarding food products imposed by foreign countries pose significant risks . Significant political or regulatory developments in the jurisdictions in which we sell our products, such as those stemming from the presidential administration in the U . S . , are difficult to predict, may create uncertainty, and could impact our business . For example, the implementation of new tariff schemes by various governments, such as those implemented by the U . S . and China in recent years, could increase

138 the costs of our operations and ultimately increase the cost of products sold from one country into another country . Our future financial performance will depend significantly on economic, political and social conditions in our principal operating and sales markets . Negative consequences relating to these risks and uncertainties could jeopardize or limit our ability to transact business in one or more of those markets where we operate or in other developing markets and could materially adversely affect us . We are subject to ordinary course audits by regulatory authorities in the jurisdictions where we operate and changes in tax laws and unanticipated tax liabilities, in either case, could adversely affect the taxes we pay and therefore our financial condition and results of operations . As a global company, we are subject to ordinary course audits by regulatory authorities in the jurisdictions where we operate, including audits currently being conducted by applicable tax authorities in Brazil, Australia and the United Kingdom . The resolution of these audits remains uncertain, and we have not established any reserves for any potential liability relating to these or any other audits . It is possible that we could, in the future, incur unanticipated tax liabilities arising from these or any other audits, which could adversely impact our financial condition and results of operations . In addition, we are subject to taxation in numerous countries, states and other jurisdictions . Tax laws, tax treaties, regulations, and administrative practices or their interpretation in various jurisdictions, with or without notice, due to economic, political and other conditions, and significant judgment is required in applying the relevant provisions of tax law . In particular, the Organisation for Economic Co - operation and Development (the " OECD ") together with the G 20 countries have committed to address abusive global tax avoidance, referred to as base erosion and profit shifting (" BEPS ") through 15 actions detailed in reports released on October 5 , 2015 and through the Inclusive Framework on a global consensus solution to reform the international corporate tax system via a two - pillar plan agreed in 2021 (" Pillar Two ") . As part of the BEPS project, new rules dealing inter alia with the limitation of interest deductibility, double tax treaties abuse, the definition of permanent establishments, controlled foreign companies and hybrid mismatch arrangements, are being introduced into respective domestic law of BEPS member states via EU directives and a multilateral instrument . At international level, the "Multilateral Convention to Implement Tax Treaty Related Measures to prevent Base Erosion and Profit Shifting" (" MLI ") was published by the OECD on November 24 , 2016 . The aim of the MLI is to update international tax rules and lessen the opportunity for tax avoidance by transposing the results from the BEPS project into more than 2 , 000 double tax treaties worldwide . A number of jurisdictions (including Luxembourg and the Netherlands) have signed the MLI and deposited instruments of ratification with the OECD . Luxembourg ratified the MLI through the law dated March 7 , 2019 and deposited its instrument of ratification with the OECD on April 9 , 2019 . Its application per double tax treaty concluded with Luxembourg will depend on the ratification by the other contracting states and on the type of tax concerned . Subsequent changes in tax treaties negotiated by Luxembourg may have a material impact on the level of taxation of the JBS Group and any of its Luxembourg entities . The European Council has adopted two Anti - Tax Avoidance Directives (being, Council Directive (EU) 2016 / 1164 of July 12 , 2016 laying down rules against tax avoidance practices that directly affect the functioning of the internal market (" ATAD 1 ") and Directive 2017 / 952 /EU of May 29 , 2017 amending ATAD 1 as regards hybrid mismatches with third countries (" ATAD 2 ") that address many of the above - mentioned issues . The measures included in ATAD 1 were implemented into Luxembourg law on December 21 , 2018 and almost all of them are applicable since January 1 , 2019 . The measures included in ATAD 2 were implemented into Luxembourg law on December 23 , 2019 and almost all of them are applicable since January 1 , 2020 (with certain provisions concerning reverse hybrid mismatch

139 arrangements applicable since January 1 , 2022 ) . ATAD 1 and ATAD 2 may impact the level of taxation of the JBS Group and any of its Luxembourg entities . At EU level, Pillar Two is implemented through Council Directive (EU) 2022 / 2523 of December 14 , 2022 on ensuring a global minimum level of taxation for multinational enterprise groups and large - scale domestic groups in the European Union (the " Pillar Two Directive ") . EU Member States were required to transpose the Pillar Two Directive in their national laws by December 31 , 2023 and the rules became effective for tax years commencing on or after December 31 , 2023 , with the exception of the undertaxed payment rule, which applies for tax years commencing on or after December 31 , 2024 . The Dutch government has transposed the Pillar Two Directive through adoption of the Dutch Minimum Tax Rate Act 2024 ( Wet minimumbelasting 2024 ) in December 2023 . Luxembourg has transposed the Pillar Two Directive through the law of December 22 , 2023 (the " Pillar Two Law ") . On December 19 , 2024 , Luxembourg’s Parliament voted a bill of law amending the Pillar Two Law, incorporating the latest administrative guidance issued by the OECD and clarifying important principles relevant for Luxembourg businesses impacted by the Pillar Two Law . The abovementioned rules may adversely affect the tax burden of the JBS Group and any of its Luxembourg entities . Furthermore, as of January 1 , 2026 , dividends are no longer exempt from income tax in Brazil, pursuant to Law No . 15 , 250 , dated November 26 , 2025 , which introduced the taxation of profits and dividends, including the imposition of a 10 % withholding income tax on dividends paid to non - residents, as well as the establishment of a minimum income tax regime applicable to high - income resident individuals . Profits and dividends accrued up to December 31 , 2025 , the distribution of which was duly approved by the competent corporate bodies on or prior to such date, remain exempt from withholding income tax and may be paid until December 31 , 2028 , provided that the terms of the relevant corporate resolutions and all applicable legal and regulatory requirements are duly observed . Additionally, bills currently under consideration (such as Bill No . 2 , 337 / 2021 and Bill No . 4 , 258 / 2023 ) propose to eliminate or restrict the payment of interests on equity, which could increase our tax burden and reduce the efficiency of profit distribution . If these measures are approved, shareholders of JBS S . A . and its Brazilian subsidiaries may receive lower net amounts as dividends or interest on equity, and our profitability may be affected . The effectiveness of these provisions and other unfavorable changes depends on approval by the Brazilian Chamber of Deputies ( Câmara dos Deputados ), the Brazilian Federal Senate ( Senado Federal ), and presidential sanction . Although we cannot predict the political and economic variables that govern the legislative process, we may be adversely affected by these proposed changes and other new legislation . Interest on equity is deductible for corporate income tax, or IRPJ, and social contribution, or CSLL, purposes . Additionally, Law No . 224 , dated December 26 , 2025 , was recently enacted, providing for the reduction of and establishing criteria for the granting of tax incentives and benefits . Among the various amendments introduced, it was established that interest on equity will be subject to IRRF at a rate of 17 . 5% , upon payment or credit to the beneficiary . As we are a holding company, these changes to the Brazilian tax regime can adversely affect our financial condition and results of operations . We are exposed to emerging and developing country risks . Our operations in emerging and developing countries are subject to the customary risks of operating in these countries, which include potential political and economic uncertainty, government debt crises, application of exchange controls, reliance on foreign investment, nationalization or expropriation, crime and lack of law enforcement, political insurrection, terrorism, religious unrest, external interference, currency fluctuations and changes in government policy . In Brazil, for example, the federal government frequently intervenes in the economy and its actions to control inflation and other regulations and policies have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits

140 on imports, among others . Due to our exposure in Brazil, these factors could affect us more than our competitors with less exposure to such emerging and developing countries, and any general decline in emerging and developing countries as a whole could impact us disproportionately compared to our competitors . Such factors could affect our results by causing interruptions to operations, by increasing the costs of operating in those countries or by limiting the ability to repatriate profits from those countries . These circumstances could adversely impact our business, results of operations and financial condition . Our business may be negatively impacted by economic or other consequences from conflicts, such as Russia’s war against Ukraine and Israel, the U.S. and Iran in the Middle East, and the sanctions imposed as a response to those actions. We face risks related to the ongoing Russia - Ukraine war that began in February 2022 . The impact of the ongoing war and sanctions are not limited to businesses that operate in Russia and Ukraine and may negatively impact other global economic markets including where we operate . The impacts have included and may continue to include, but are not limited to, higher prices for commodities, such as food products, ingredients and energy products, increasing inflation in some countries, and disrupted trade and supply chains . The conflict has disrupted shipments of grains, vegetable oils, fertilizer and energy products . The impact on the agriculture markets falls into two main categories : (1) the effect on Ukrainian crop production, as the region is key in global grain production ; and (2) the duration of the disruption in trade flows . Safety and financing concerns in the region are restricting export execution, which is in turn forcing grain and oil demand to find alternative supply . The duration of the war and related volatility makes global markets extremely sensitive to growing - season weather in other global grain producing regions and has led to a large risk premium in futures prices . Moreover, Russia’s suspension of the Black Sea Grain Initiative in June 2023 may further pressure on trade flows in the region . The continued volatility in the global markets, in part, as a result of the war has adversely impacted our costs by driving up prices, raising inflation and increasing pressure on the supply of feed ingredients and energy products throughout the global markets . In addition, the U . S . government and other governments in jurisdictions in which we operate have imposed sanctions and export controls against Russia, Belarus and interests therein and threatened additional sanctions and controls . Our business may be impacted by the increase in energy prices and the availability of energy during the winter months . The impact of these measures, now and in the future, could adversely affect our business, supply chain or customers . Finally, there may be increased risk of cyberattack as a result of the ongoing conflict . We have not seen any new or heightened risk of potential cyberattacks since the outbreak of the Russia - Ukraine war . In February 2026 , the United States and Israel launched coordinated military strikes against key Iranian military and infrastructure targets . This marked a significant escalation in the conflict, resulting in heightened instability across the Middle East, further disruptions to global energy markets, and increased volatility in international trade and supply chains . Escalation or expansion of hostilities, interventions by other groups or nations, the imposition of economic sanctions, disruption of shipping transit in the Straits of Hormuz or other significant trade routes, or similar outcomes could adversely affect the international trade, our business, results of operations, financial condition and cash flows . Although we do not have manufacturing operations in the affected regions, we are monitoring the development and unfolding of the situation and its potential effects on our sector and operations . As of the date of this Annual Report, no significant impacts on our business have been identified .

141 Market fluctuations could negatively impact our operating results, and our business may be adversely impacted by risks related to hedging activities . Our business is exposed to potential changes in the value of our derivative instruments primarily caused by fluctuations in currency exchange rates and commodities prices . These fluctuations may result from changes in economic conditions, investor sentiment, monetary and fiscal policies, the liquidity of global markets, international and regional political events, and acts of war or terrorism and may adversely impact our results of operation . Also the use of hedge instruments may ultimately limit our ability to benefit from favorable commodity prices . Our businesses are subject to government policies and extensive regulations affecting the beef, pork and poultry industries . Livestock production and trade flows are significantly affected by government policies and regulations . Government policies affecting the livestock industry, such as taxes, tariffs, duties, subsidies and import and export restrictions on livestock products, can influence industry profitability, the use of land resources, the location and size of livestock production, whether unprocessed or processed commodity products are traded, and the volume and types of imports and exports . Our plants and products are subject to periodic inspections by federal, state and municipal authorities, such as the USDA, the Brazilian Federal Inspection Service ( Serviço de Inspeção Federal — SIF ) and the Australian Quarantine Inspection Service, and to comprehensive food regulation, including controls over processed food . Our operations are subject to extensive regulation and oversight by state, local and foreign authorities regarding the processing, packaging, storage, distribution, advertising and labeling of its products, including food safety standards . Our failure to comply with such regulations may result in a need to recall products or in fines or other sanctions imposed by such authorities . Our exported products are often inspected by foreign food safety authorities, and any violation discovered during these inspections may result in a partial or total return of a shipment, partial or total destruction of the shipment and costs due to delays in product deliveries to our customers . For more information about the regulations to which our operations are subject, see paragraph 2 . 2 ( The business of the Company ) – Regulation . Government policies in the jurisdictions in which we operate may adversely affect the supply of, demand for and prices of livestock products, restrict our ability to do business in existing and target domestic and export markets and could adversely affect our results of operations . Import tariffs and/or other mandates imposed by the current presidential administration in the U . S . could potentially lead to a trade war with other foreign governments, and could significantly increase the prices on our products exported from the U . S . , such as pork and chicken . The U . S . , EU or other countries could impose trade restrictions that would restrict or prevent us from exporting beef from Brazil . Such changes in regulations, or restrictions or bans on beef exports, could be imposed in connection with a desire by regulators to curb deforestation in the Amazon region . See paragraph 2 . 2 ( The business of the Company ) – Cattle and Grain Supply Chains and Deforestation . In addition, we are subject to regulation in multiple jurisdictions relating to animal welfare . We are required to dedicate time and resources to monitor compliance with these regulations and to the extent that animal welfare regulations become more restrictive in the future, we will be required to make additional investments of time and resources . Future regulations may require higher standards for animal handling, transportation, and slaughter, necessitating technological updates to our processes and facilities . In addition, there is a trend toward increasing consumer attention on animal welfare standards . If we do not meet consumer expectations in this regard we may suffer reputational damage and loss of market share . For additional information relating to applicable animal welfare regulations, see paragraph 2 . 2 ( The business of the Company ) – Regulation – Animal Welfare Regulations .

142 Compliance with existing or changing environmental requirements relating to current and/or discontinued operations may result in significant costs, and failure to comply may result in civil liabilities for damages as well as criminal and administrative sanctions . Our operations are subject to extensive and increasingly stringent federal, state, local and foreign laws and regulations pertaining to the protection of the environment, including those relating to the discharge of materials into the environment, the handling, treatment and disposal of waste and remediation of soil and groundwater contamination . For more information, see paragraph 2 . 2 ( The business of the Company ) – Regulation . Failure to comply with these requirements could have serious consequences for us, including criminal, civil and administrative penalties, claims for property damage, personal injury and damage to natural resources and negative publicity . Our activities may also be affected by future international agreements entered into force to protect the environment . In general, environmental laws and regulations have become increasingly stringent over time . As a result of possible new environmental requirements, increasingly strict interpretation or enforcement thereof or other unforeseen events, we may have to incur additional expenses and divert management attention from operating our business in order to comply with such environmental rules and regulations, which may adversely affect our available resources for capital expenditures and other purposes, increase our costs and expenses, and, as a result, reduce our profit . For example, in March 2024 the SEC published its final rules to enhance and standardize climate - related disclosures, including certain climate - related metrics and GHG emissions data, information about climate - related targets and goals, climate - related risks and attestation requirements . These rules are currently subject to ongoing legal challenges and a partial stay, which may affect their implementation timeline . We are currently assessing the impact of the new rules, including compliance phase - in dates, but at this time, we cannot predict the costs of implementation or any potential adverse impacts resulting from the new rules . However, we may incur increased costs relating to the assessment and disclosure of climate - related risks and increased litigation risks related to disclosures made pursuant to the new rules, either of which could materially and adversely affect our future results of operations and financial condition . Health and environmental impact of animal - based meat consumption could negatively impact consumer demand for our animal - based products . Consumer interest in plant - based proteins, particularly among millennial and younger generations, has been driven in part by a growing perception of the adverse health and environmental impacts of animal - based meat consumption . Consumers have access to unprecedented levels of information disseminated via the internet and social media channels, and global awareness of these issues may grow and could potentially have a negative impact on consumer demand for our animal - based meat products . Natural disasters, climate change, climate change regulations, adverse weather conditions and greenhouse effects may adversely impact our operations and markets . There is a growing political and scientific consensus that GHG emissions continue to alter the composition of the global atmosphere in ways that are affecting the global climate . Climate change, including the impact of global warming, creates physical and financial risk . Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in changes in precipitation and extreme weather events . Climate change could have a material adverse effect on our results of operations, financial condition and liquidity . Natural disasters, fire, bioterrorism, pandemics, drought, changes in rainfall patterns or extreme weather, including floods, excessive cold or heat, hurricanes or other storms, could impair the health or growth of livestock or interfere with our operations due to power outages, fuel shortages, damage to our production and processing plants, disruption of transportation channels or increases in the price of livestock and animal feed ingredients, among other things . Furthermore, if heat waves and droughts occur with greater frequency and intensity in locations where we maintain livestock, we may have to incur additional expenses to maintain livestock in suitable

143 conditions or move it to other locations . Any of these factors could have a material adverse effect on our financial results, either individually or in the aggregate . We are subject to legislation and regulation regarding climate change, and compliance with related rules could be difficult and costly . Concerned parties in the countries in which we operate, such as government agencies, legislators and regulators, shareholders and non - governmental organizations, as well as companies in many business sectors, are considering ways to reduce GHG emissions . We could incur increased energy, environmental and other costs and capital expenditures to comply with existing or new GHG limitations . We could also face increased costs related to defending and resolving legal claims and other litigation related to climate change and the alleged impact of our operations on climate change, which may also impact our image . In addition, certain of our debt instruments contain certain sustainability performance targets of JBS S . A . , JBS USA or PPC relating to GHG emissions . A failure by us to achieve these sustainability performance targets would not only result in increased interest payments under relevant financing arrangements, but could also harm our reputation, all of which could have a material adverse effect on our results of operations, financial condition and liquidity . For additional information, see paragraph 3 . 1 ( Management's discussion and analysis of financial condition and results of operations ) – Liquidity and Capital Resources – Description of Material Indebtedness – Fixed - Rate Notes – Sustainability - Linked Bonds . Furthermore, growing attention on the environmental and climate change impact of beef production, in particular, could lead (1) to legislative or regulatory actions aimed at reducing the GHG emissions of cows that could materially increase the production cost of beef or (2) to changes in customer preferences and overall demand for beef that would materially affect consumption of our products . Efforts to comply with immigration laws and/or the introduction of new immigration legislation could make it more difficult or costly for us to hire employees, as well as have a material adverse effect on our operations and subject us to civil or possible criminal penalties . Immigration reform continues to attract significant attention among the public and governments in the markets in which we operate, including the U . S . If new immigration legislation is enacted or further changes in immigration or work authorization laws could increase our compliance and oversight obligations, which could subject us to additional costs and potential liability and make our hiring process more burdensome, and could potentially reduce the availability of prospective employees . Additional labor costs and other costs of doing business could have a material adverse effect on our business, operating results and financial condition . In addition, despite our efforts to hire only persons legally authorized to work in the jurisdictions in which we operate, we are unable to ensure that all of our employees are persons legally authorized to work . No assurances can be given that enforcement efforts by governmental authorities will not disrupt a portion of our workforce or operations at one or more facilities, thereby negatively impacting our business . Moreover, efforts by governmental authorities in enforcing the law may occur, including civil or possible criminal penalties, and we may face shortages of personnel or interruptions in our operations in one or more plants, resulting in an adverse impact on our business . We are subject to anti - corruption laws in the jurisdictions in which we operate, including the U . S . Foreign Corrupt Practices Act, the U . K . Bribery Act and the Brazil Clean Company Act . We are subject to a number of anti - corruption laws, including, without limitation, the U . S . Foreign Corrupt Practices Act (the " FCPA "), the U . K . Bribery Act and the Brazil Clean Company Act . The FCPA and similar anti - bribery laws generally prohibit companies and their intermediaries from making improper payments or improperly providing anything of value to foreign officials, directly or indirectly, for the purpose of obtaining or keeping business and/or other benefits . Some of these laws have legal effect outside the jurisdictions in which they are adopted under certain circumstances . The FCPA also requires maintenance of adequate record - keeping and internal accounting practices to accurately reflect

144 transactions . Under the FCPA, companies operating in the U . S . may be held liable for actions taken by their strategic or local partners or representatives . The U . K . Bribery Act is broader in scope than the FCPA in that it directly prohibits commercial bribery (i . e . bribing others than government officials) in addition to bribery of government officials and it does not recognize certain exceptions, notably for facilitation payments, that are permitted by the FCPA . The U . K . Bribery Act also has wide jurisdiction . It covers any offense committed in the United Kingdom, but proceedings can also be brought if a person who has a close connection with the United Kingdom commits the relevant acts or omissions outside the United Kingdom . The U . K . Bribery Act defines a person with a close connection to include British citizens, individuals ordinarily resident in the United Kingdom and bodies incorporated in the United Kingdom . The U . K . Bribery Act also provides that any organization that conducts part of its business in the United Kingdom, even if it is not incorporated in the United Kingdom, can be prosecuted for the corporate offense of failing to prevent bribery by an associated person, even if the bribery took place entirely outside the United Kingdom and the associated person had no connection with the United Kingdom . Other jurisdictions in which we operate have adopted similar anti - corruption, anti - bribery and anti - kickback laws to which we are subject . Civil and criminal penalties may be imposed for violations of these laws . The Brazil Clean Company Act provides that bribery, among other acts against the public and foreign administration, is illegal and subjects companies involved in these wrongdoings to severe penalties . Companies are subjected to strict liability, with the result that the existence or absence of intent or negligence is irrelevant . In case a company is found to be in violation of the Brazil Clean Company Act’s provisions, it may suffer the imposition of administrative sanctions in the form of a fine that can range from 0 . 1 % to 20 % of its gross revenue in the year before the initiation of the administrative proceeding leading to the imposition of sanctions . Companies may also be subject to judicial sanctions, such as : loss of assets, rights or profits directly or indirectly obtained from the wrongdoing ; partial suspension or interdiction of its activities ; compulsory dissolution of the legal entity ; and prohibition from receiving incentives, subsidies, grants, donations or loans from public financial institutions . Furthermore, companies may be subject to reputational penalties, such as having their name included in the National Register of Punished Enterprises . According to the Brazil Clean Company Act, related, controlling and controlled companies as well as companies that are part of a consortium are jointly liable for the penalties, but limited to damages and fines . The Code of Conduct and Ethics, adopted by JBS S . A . in May 2018 requires our employees or third - parties acting on behalf of JBS S . A . to not make any kind of payments to public or private entities or individuals in order to obtain undue advantages . We operate in some countries which are viewed as high risk for corruption . Despite our ongoing efforts to ensure compliance with the FCPA, the U . K . Bribery Act, the Brazil Clean Company Act and similar laws, there can be no assurance that our directors, officers, employees, agents, representatives, third - party intermediaries and the companies to which we outsource certain of our business operations, will comply with those laws and our anti - corruption policies, and we may be ultimately held responsible for any such non - compliance . If we or our directors or officers violate anti - corruption laws or other laws governing the conduct of business with government entities (including local laws), we or our directors or officers may be subject to criminal and civil penalties or other remedial measures, which could harm our reputation and have a material adverse impact on our business, financial condition, results of operations and prospects . Any investigation of any actual or alleged violations of such laws could also harm our reputation or have an adverse impact on our business, financial condition, results of operations and prospects . The Brazilian government exercises, and will continue to exercise, significant influence over the Brazilian economy . These influences, as well as the political and economic conditions of the country, could negatively affect our activities .

145 The Brazilian government frequently intervenes in the country’s economy and occasionally implements significant political and regulatory changes . Government actions to control inflation and other regulations and policies have involved, among other measures, increases or decreases in interest rates, changes in fiscal policy, price control, currency depreciations and appreciations, capital controls, import limits, among other actions . Our activities, as well as our financial condition and results of operations, may be adversely affected by changes in government policies and regulations involving or affecting factors such as :  monetary policy and interest rates ;  exchange controls and restrictions on international remittances ;  exchange rate fluctuations ;  tax changes ;  liquidity of the Brazilian financial and capital markets ;  interest rates  inflation ;  shortage of energy ;  fiscal policy . Uncertainties related to the possibility that the Brazilian government may implement future policy and regulatory changes that involve or affect the factors mentioned above, among others, may contribute to a scenario of economic uncertainty in the country and high volatility in the domestic securities market, as well as securities issued by Brazilian companies abroad . This uncertainty and other future events affecting the Brazilian economy, as well as other measures taken by the government, may adversely affect our operations and operational results . We cannot predict whether or when new fiscal, monetary and exchange policies will be adopted by the Brazilian government, or even whether such policies will in fact affect the country’s economy, operations, financial condition or our results . Economic and political crises in Brazil may have a material adverse effect on our business, operations and financial condition . Brazil has been affected by economic instability caused by different economic and political events in recent years, causing a decrease in gross domestic product and affecting supply (investment levels and increase in the use of technology in production, among others) and demand (employment levels and income, among others) . As a result, the uncertainty over the Brazilian government’s ability to achieve the economic reforms necessary to improve public accounts and the economy in general has led to a reduction in market confidence in the Brazilian economy and aggravated the domestic political environment . The Brazilian economy is still influenced by government policies and actions that, if not successful or well implemented, may affect the operations and financial performance of companies, including ours . In the past few years, the Brazilian political environment experienced intense instability due principally to the exposure of a corruption scheme involving various politicians, including highly - ranked politicians, which led to the impeachment of the former president of Brazil and lawsuits against her successor and others . In October 2022 , Brazil held elections for President, senators, federal deputies and state deputies . The leading candidates in the Presidential race were incumbent Jair Bolsonaro and former President Luiz Inácio Lula da Silva, representing distinctly opposing political ideologies . Former President Luiz Inácio Lula da Silva was elected President . Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy, and uncertainty regarding political developments and the policies the Brazilian federal government may adopt or alter may

146 have material adverse effects on the macroeconomic environment in Brazil, as well as on businesses operating in Brazil, including ours . Uncertainty regarding the 2026 Brazilian presidential elections could further increase political and economic volatility . Election - related uncertainty could delay or disrupt fiscal consolidation efforts, regulatory reforms, and privatization initiatives, as well as heighten market volatility, increase exchange rate fluctuations and risk premiums, and reduce foreign investment flows . Political and economic instabilities may result in a negative perception of the Brazilian economy and an increase in the volatility of the Brazilian capital markets, which can also adversely affect our business . Any recurrent economic instability and political uncertainty may adversely affect our business and have a material adverse effect on us . Risks Relating to Our Common Shares and Our BDRs The dual - class structure of our Common Shares has the effect of concentrating voting control with the holders of our Class B Common Shares and limiting our other shareholders’ ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Common Shares may view as beneficial . Our share capital consists of Class A Common Shares, Class B Common Shares and Conversion Shares . Our Conversion Shares are introduced solely for the purpose of facilitating a conversion of our Class B Common Shares into our Class A Common Shares under Dutch law . For more information, see paragraph 6 . 4 ( Share capital of the Company ) . Please also refer to the risk factors below entitled – Our shareholders are generally not subject to lock - up restrictions and may sell our Class A Common Shares, Class B Common Shares and/or BDRs at any time, subject to applicable law, - The conversion of our Class A Common Shares into Class B Common Shares during the Class A Conversion Period may harm the liquidity of our Class A Common Shares and – We may issue additional Class A Common Shares and/or Class B Common Shares in the future, which may dilute your interest in our share capital and affect the trading price of our Class A Common Shares and/or BDRs . Our Class B Common Shares are entitled to 10 votes per share and our Class A Common Shares are entitled to one vote per share at our General Meeting . We intend to maintain this dual - class structure for the foreseeable future and have not included a "sunset" provision in our Articles of Association, meaning that under our Articles of Association our share capital will include Class B Common Shares for an indefinite period of time . As of March 18 , 2026 , Messrs . Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders (indirectly, through LuxCo) held 100 % of the our outstanding Class B Common Shares and 31 . 28 % of our outstanding Class A Common Shares, representing 85 . 68 % of the aggregate voting power in our company . Except for any future issuances of Class A Common Shares, this voting power will be reduced only if and to the extent that holders of our Class A Common Shares successfully request conversions of their Class A Common Shares into Class B Common Shares during the Class A Conversion Period and do not reconvert these Class B Common Shares into our Class A Common Shares thereafter . The exact percentage of our outstanding Common Shares and aggregate voting power in us that will be held (indirectly) by our controlling and non - controlling shareholders upon completion of the conversion will depend on the number of our Class A Common Shares that are converted into our Class B Common Shares during the Class A Conversion Period and reconverted into our Class A Common Shares, and any additional issuances of our Common Shares . We cannot estimate how many Eligible Shareholders will opt to request a conversion of Class A Common Shares into Class B Common Shares during the Class A Conversion Period or reconvert into Class A Common Shares thereafter . Eligible Shareholders must decide whether to request conversion of their Class A Common Shares or reconvert into Class A Common Shares thereafter based on their individual preferences and circumstances, which we cannot

147 predict . Certain legal entities may also be limited in their ability to hold our Class B Common Shares due to the fact that our Class B Common Shares will not be listed on the NYSE or on any other exchange . To continue to control the outcome of matters submitted to shareholders for approval (assuming a simple majority is needed to approve such matters), our ultimate controlling shareholders must directly or indirectly hold approximately 9 % of the total number of our outstanding Common Shares (assuming they directly or indirectly hold 100 % of our outstanding Class B Common Shares) . As a result of the dual - class share structure, our ultimate controlling shareholders control or have the ability to control significant corporate activities that require a resolution by shareholders at our General Meeting pursuant to Dutch law and/or our Articles of Association, including :  the election, suspension and removal of our Board;  merger, demerger or dissolution of our company;  issuances of our Common Shares or designating the Board to issue our Common Shares for a specific period not exceeding five years, provided that the prior or simultaneous approval of the group of holders of our Class A Common Shares is required if such resolution to issue our Common Shares or designate the Board is detrimental to the rights of the holders of our Class A Common Shares ;  limiting or excluding pre - emptive rights upon an issue of our Common Shares or designating the Board to limit or exclude pre - emptive rights for a specific period not exceeding five years ;  reducing our issued capital by : (1) reducing the nominal value of our shares by amending our Articles of Association ; or (2) by cancelling our treasury shares, provided that the prior or simultaneous approval of a group of holders of a specific class of Common Shares is required if such resolution is detrimental to the rights of the holders of such class of Common Shares ;  approving resolutions of our Board regarding a significant change in the identity or nature of our company or the enterprise, including : (1) the transfer of the enterprise or practically the entire enterprise to a third party ; (2) the conclusion or cancellation of any long - lasting cooperation by us or any of our subsidiaries with any other legal person or as a fully liable general partner of a limited partnership or a general partnership, provided that such cooperation or the cancellation thereof is of essential importance to us ; and (3) the acquisition or disposal of a participating interest in the capital of a company with a value of at least one - third of the sum of the assets according to the consolidated balance sheet with explanatory notes thereto according to our last adopted annual accounts, by us or any of our subsidiaries ;  amending our Articles of Association;  distribution of profits which remain after reservation by our Board; and  authorizing our Board, on our behalf, to repurchase our shares against consideration, for a specific period not exceeding 18 months . The foregoing means that, depending on the number of our outstanding Class B Common Shares, a holder of our Class A Common Shares may have no or no significant voting power at our General Meeting . Consequently, holders of our Class B Common Shares will continue to be in a position to exert significant influence over us . The interests of the holders of our Class B Common Shares may differ from the interest of our other shareholders . This concentration of ownership may discourage, delay or prevent a change in our control including transactions in which holders of our Class A Common Shares might otherwise receive a premium for their shares . In addition, this concentrated control limits the ability of holders of our Class A Common Shares to influence corporate matters that they may view as beneficial . Moreover, our

148 dual - class structure may materially adversely affect the value and liquidity of our Class A Common Shares and/or our BDRs, for the reasons described above and as further described in the risk factor below entitled – The conversion of our Class A Common Shares into Class B Common Shares during the Class A Conversion Period may harm the liquidity of our Class A Common Shares . Our shareholders are generally not subject to lock - up restrictions and may sell our Class A Common Shares, Class B Common Shares and/or BDRs at any time, subject to applicable law . Our shareholders are generally not subject to any lock - up obligation . If our ultimate controlling shareholders (through LuxCo) or other major shareholders sell a large number of our Class A Common Shares or BDRs, the market price of our Class A Common Shares or our BDRs may decline significantly . In addition, to the extent that any of our Class A Common Shares and/or Class B Common Shares may be pledged to lenders in support of any financing made to our shareholders, such a pledge could be exercised in the event of a default under such financing and such lender may sell the pledged shares in the market . These sales, or the possibility that these sales may occur, might also make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate . In addition, although our Class B Common Shares are not and are not expected to be listed on a stock exchange, a holder of our Class B Common Shares may transfer all or substantially all of our Class B Common Shares held by it, which may result in a change of the composition of our controlling shareholders . Any such change, or the possibility that such change may occur, could materially adversely affect the value and liquidity of our Class A Common Shares or our BDRs . Furthermore, each of our Class B Common Share may be converted into one Class A Common Share and one Conversion Share upon (i) a resolution by our Board following delivery of a conversion request to our Board, or (ii) automatically as of the transfer of a Class B Common Share upon the enforcement of a security interest over such Class B Common Share (including, but not limited to, a right of pledge) . If holders of our Class B Common Shares exercise the right to convert our Class B Common Shares held by them into Class A Common Shares and sell a large number of our Class A Common Shares held by them, the market price of our Class A Common Shares may decline significantly . The grant of registration rights to LuxCo may adversely affect the market price of our Class A Common Shares . Pursuant to a registration rights agreement entered into with LuxCo concurrently with the closing of the Corporate Restructuring, our ultimate controlling shareholders (through LuxCo) are able to demand that we register our Class A Common Shares received by LuxCo in the first step of the Corporate Restructuring (including those Class A Common Shares that LuxCo will hold if it exercises its right to convert our Class B Common Shares that it received in the first step of the Corporate Restructuring) and any other Class A Common Shares sold by us to LuxCo from time to time . Pursuant to this registration rights agreement, LuxCo shall also have the right to include its Class A Common Shares in any underwritten offering by us . We will bear all expenses incurred in effecting such a registration . The registration and availability of such a significant number of shares for trading in the public market may have an adverse effect on the market price of our Class A Common Shares (including those Class A Common Shares underlying our BDRs) . For example, if LuxCo exercises its registration rights and sells our Class A Common Shares or is perceived by the market as intending to sell such shares, the market price of our Class A Common Shares could drop or the volatility in the share price of our Class A Common Shares could increase significantly . These factors could also make it more difficult for us to raise additional funds through future offerings of our Class A Common Shares or other securities . For more information about the LuxCo registration rights agreement, see paragraph 10 . 2 ( Related party transactions ) .

149 The market price and liquidity of our Class A Common Shares and our BDRs may decline due to market volatility and other factors . If the market price of our Class A Common Shares or our BDRs decreases, you could lose a significant part of your investment . The market price of our Class A Common Shares and/or our BDRs may be influenced by many factors, some of which are beyond our control, including :  announcements by us or our competitors of significant contracts or acquisitions ;  technological innovations by us or competitors ;  actual or anticipated variations in our results of operations ;  changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our Class A Common Shares, our BDRs or the shares of our competitors ;  adverse news relating to us and our business, our executives and key business partners or suppliers ;  future sales of our shares ; and  investor perceptions of us and the industries in which we operate . The global stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected . These broad market and industry factors may materially harm the market price of our Class A Common Shares and our BDRs . In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies . This litigation, if instituted against us, could adversely affect our financial condition or results of operations . If a market is not maintained, the liquidity and price of our Class A Common Shares and our BDRs could be seriously harmed . The conversion of our Class A Common Shares into Class B Common Shares during the Class A Conversion Period may harm the liquidity of our Class A Common Shares . During the Class A Conversion Period, each Eligible Shareholder may request, after receiving the underlying Class A Common Shares (having, if needed, first cancelled its relevant BDRs), to convert all or a portion of such Class A Common Shares into Class B Common Shares at a ratio of one Class B Common Share for each Class A Common Share held, subject to the Minimum Free Float requirement . Despite the Minimum Free Float requirement, if Eligible Shareholders exercise the right to convert their Class A Common Shares into Class B Common Shares, the liquidity of our Class A Common Shares may be significantly harmed . We may issue additional Class A Common Shares and/or Class B Common Shares in the future, which may dilute your interest in our share capital and affect the trading price of our Class A Common Shares and/or BDRs . We may issue additional Class A Common Shares and/or Class B Common Shares in the future (or voluntarily or mandatorily convert Class B Common Shares into Class A Common Shares), which may result in a dilution of your interest in our share capital and affect the trading price of our Class A Common Shares and/or BDRs . Under Dutch law, each of our shareholders has pre - emptive rights on any issue of shares pro rata to the aggregate nominal value of his shares, except inter alia if shares are issued for a non - cash contribution, if shares are issued to employees or if shares are issued to persons exercising a previously granted right to subscribe for shares . Our General Meeting is in principle authorized to limit or exclude pre - emptive rights or to delegate such authority to our Board . We may raise funds to grow our

150 business and implement our growth strategy through public or private issuances of common shares or securities convertible into, or exchangeable for, our Common Shares, which may dilute your interest in our share capital or result in a decrease in the market price of our Class A Common Shares and/or BDRs . In addition, we may also enter into mergers or other similar transactions in the future, which may dilute your interest in our share capital or result in a decrease in the market price of our Class A Common Shares and/or BDRs . Any fundraising through the issuance of shares or securities convertible into or exchangeable for shares, the optional or mandatory conversion of Class B Common Shares or the participation in corporate transactions with an effect similar to a merger, may dilute your interest in our share capital or result in a decrease in the market price of our Class A Common Shares and/or BDRs . If securities or industry analysts publish inaccurate or unfavorable research about us or our businesses, the price and trading volume of our Class A Common Shares and BDRs could decline . The trading market for our Class A Common Shares and BDRs depend in part on the research and reports that securities or industry analysts publish about us or our businesses . If one or more of the analysts who cover us downgrade our securities or publish inaccurate or unfavorable research about our businesses, the price of our Class A Common Shares and/or BDRs would likely decline . If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our Class A Common Shares and/or BDRs could decrease, which might cause the price and trading volume of our Class A Common Shares and/or BDRs to decline . BNDESPar is one of our material shareholders, and BNDESPar’s interests may be different from our interests or the interests of our other shareholders . BNDESPar, a corporation incorporated under the laws of Brazil, is a wholly - owned subsidiary of the Brazilian Economic and Social Development Bank ( Banco Nacional de Desenvolvimento Econômico e Social — BNDES ) which, in turn, is wholly - owned by the Brazilian federal government . See paragraph 10 . 1 ( Major shareholders ) . As of March 18 , 2026 , BNDESPar owned 25 . 68 % of our outstanding Class A Common Shares, representing 5 . 35 % of the total voting rights entitled to our Class A and Class B Common Shares . The priorities of BNDESPar or the Brazilian federal government’s economic or social objectives, which are susceptible to political considerations, might not be strictly aligned with our strategy or the strategies of our other shareholders . Conflicts of interest or strategic divergences between the interests of BNDESPar and our interests or those of our other shareholders could adversely impact our ability to implement our business strategy and affect corporate governance . Anti - takeover provisions in our Articles of Association could deter potential acquirers and make an acquisition of us difficult, limit attempts by our shareholders to replace or remove our current directors and management team, and limit the market price of our Common Shares . The European Directive on Takeover Bids ( 2004 / 25 /EC) has been implemented in Dutch legislation but applies only to companies whose shares are admitted to listing and trading on an EU regulated market . Given that our Class A Common Shares are only admitted to listing and trading on the NYSE, these provisions are not applicable . Our Articles of Association contain provisions that, although they do not make us immune from takeovers, may delay or prevent a change of control, discourage bids at a premium over the market price of our Common Shares and adversely affect the market price of our Common Shares and the voting and other rights of our shareholders . These provisions include :  provisions establishing a dual - class share structure, not taking into consideration our Conversion Shares, which, for so long our Class B Common Shares are issued and outstanding, allows the holders of our Class B Common Shares to control the outcome of most corporate matters requiring shareholder approval, to the extent these resolutions do not require a qualified majority, even if the number of our Class B Common Shares represent

151 significantly less than a majority of the number of our issued and outstanding Common Shares . As a result, the holders of our Class B Common Shares could delay or prevent the approval of a change of control transaction that may otherwise be approved by the holders of our issued and outstanding Class A Common Shares ;  automatic conversion of our Class B Common Shares into Class A Common Shares as a result of the transfer of our Class B Common Shares upon the enforcement of a security interest over such Class B Common Shares (including, but not limited to, a right of pledge) ; and  minimum shareholding thresholds, based on nominal value, for shareholders to call general meetings or to add items to the agenda for those meetings . In addition, we and LuxCo entered into a tag - along agreement that establishes LuxCo’s undertaking towards us that any transfer of the ability to exercise, directly or indirectly, more than 50 % of the voting power at our General Meeting by LuxCo to a third party purchaser (such excluding any affiliate of LuxCo), acting alone or acting in concert with others, either through a single transaction or through a number of successive transactions, shall be agreed on the condition that the third party purchaser (and its concert parties) undertakes to make a public offer for the acquisition of the our shares, having as object our shares held by our other shareholders, at the same terms and conditions as the terms under which LuxCo transfers our control to the third party purchaser (and its concert parties), so as to ensure such other shareholders’ equal treatment as compared to LuxCo . For more information, see paragraph 10 . 2 ( Related party transactions These provisions may be applied even if an offer may be considered beneficial by some of our shareholders . In addition, these provisions may frustrate or prevent any attempts by our shareholders to replace or remove our current management team by making it more difficult for shareholders to replace members of our Board, which is responsible for appointing the members of our management . As a holding company, our operating results, financial condition and ability to pay dividends or other distributions are entirely dependent on dividends and other distributions received from our subsidiaries . As a holding company, our operating results and financial condition are entirely dependent on the performance of our operating subsidiaries . Additionally, our ability to pay dividends or other distributions in the future will depend on the level of dividends and other distributions, if any, received from our operating subsidiaries . The ability of our operating companies to make loans or distributions (directly or indirectly) to us may, from time to time, be restricted as a result of several factors, including restrictions in financing agreements, capital controls or other foreign exchange limitations, the requirements of applicable law (including Dutch law) and regulatory and fiscal or other restrictions (including, for example, the application of a dividend withholding tax and the ability to use any double tax treaty to mitigate such tax) in the jurisdictions in which our subsidiaries operate or if such operating subsidiaries were unable to make loans or distributions to us either directly or indirectly . If earnings and cash flow from operating subsidiaries were substantially reduced for a sufficient length of time, we may not be in a position in the longer term to make distributions to our shareholders in line with any future announced proposals or at all . We can only declare dividends out of the profits as determined following the adoption of the annual accounts by the General Meeting, or the freely distributable reserves available to us as determined in accordance with Dutch law . Our ability to make dividend payments is subject to, inter alia , our future financial performance and cash flow position and by limitations under our debt agreements and Dutch law . Investors may not be able to rely on dividends to receive a return on their investment .

152 Although we currently expect to pay a regular annual dividend, any such determination to pay dividends will be at the discretion of our General Meeting and our Board . Following the adoption of the annual accounts by our General Meeting, our Board may determine which part of the profits shall be reserved . Our General Meeting may resolve that the part of the profits remaining after reservation shall be distributed as a dividend on our Common Shares and Conversion Shares ; without such resolution, these profits shall also be reserved . Our Board may, without shareholder approval but subject to certain conditions, also resolve to distribute an interim dividend on our Common Shares and Conversion Shares and/or to make a distribution from the reserves . In addition, any such determination to pay dividends will also be dependent on then - existing conditions, including our financial condition, earnings, legal requirements, including limitations under Dutch law, restrictions in our debt agreements that limit our ability to pay dividends to shareholders and other factors our Board deems relevant . For example, pursuant to the Dutch Civil Code, we may only make distributions to our shareholders to the extent our equity exceeds the sum of the paid - in and called - up issued capital plus the reserves as required to be maintained by Dutch law . For these reasons, you will not be able to rely on dividends to receive a return on your investment . Any shareholder whose principal currency is not the U.S. dollar is subject to exchange rate fluctuations. Our Class A Common Shares are traded in, and any cash dividends or other distributions to be declared in respect of them, if any, will be denominated in, U . S . dollars . Shareholders whose principal currency is not the U . S . dollar is exposed to foreign currency exchange rate risk . Any depreciation of the U . S . dollar in relation to such foreign currency would reduce the value of our Class A Common Shares held by such shareholders, whereas any appreciation of the U . S . dollar would increase their value in foreign currency terms . In addition, we will not offer our shareholders the option to elect to receive dividends, if any, in any other currency . Consequently, our shareholders may be required to arrange their own foreign currency exchange, either through a brokerage house or otherwise, which could incur additional commissions or expenses . We are incorporated under and subject to Dutch law, which may afford less protection to our shareholders than U.S. laws. Our corporate affairs are governed by our Articles of Association and Dutch law . Dutch law may afford less protection to our shareholders than U . S . laws and may differ in some material respects from laws generally applicable to U . S . companies and shareholders, including the provisions relating to interested directors, mergers, amalgamations and acquisitions, takeovers, shareholder lawsuits and indemnification of directors . There may be less publicly available information about us than is regularly published by or about U . S . companies . Dutch law governing the shares of Dutch companies may not be as extensive as those in effect in the U . S . , and Dutch law and regulations in respect of corporate governance matters might not be as protective of minority shareholders as state corporation laws in the U . S . Therefore, our shareholders may have more difficulty in protecting their interests in connection with actions taken by our directors and officers or our principal shareholders than they would as shareholders of a corporation incorporated in the U . S . For example, neither our Articles of Association nor Dutch law provides for appraisal rights for dissenting shareholders in certain extraordinary corporate transactions that may otherwise be available to shareholders under certain U . S . state laws . All our General Meetings shall take place in Amsterdam or Haarlemmermeer (Schiphol Airport), the Netherlands . Shareholders may vote by proxy or in person at any General Meeting . Dutch law provides that courts at the corporate seat of the issuer have jurisdiction for certain disputes between us and our shareholders, which could limit our shareholders’ ability to bring a

153 claim in a U . S . court for disputes with us or members of our Board, senior management or employees . Dutch law provides that the courts at the corporate seat of the issuer are the exclusive forum for, inter alia , any legal challenge by a shareholder of a resolution of the General Meeting . This may limit a shareholders’ ability to bring a claim in a U . S . court for disputes with us or members of our Board, senior management or other employees, which may discourage lawsuits against us and members of our Board, senior management or other employees . This exclusive forum does not apply to claims under the Securities Act or the Exchange Act . Instead, our Articles of Association provides that, unless our Board consents in writing to the selection of an alternative forum for the resolution of a specific complaint, the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act, to the fullest extent permitted by applicable law, shall be the federal district courts of the U . S . Notwithstanding the foregoing, we note that holders of our securities cannot waive compliance with the federal securities laws and the rules and regulations thereunder . Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder . As a result, the exclusive forum provision may not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the Securities Act or the Exchange Act, or the respective rules and regulations promulgated thereunder . The preceding exclusive forum provisions described in this risk factor may increase litigation costs or limit a shareholder’s ability to bring a claim in a U . S . court for disputes with us or members of our Board, senior management or other employees, which may discourage lawsuits against us and members of our Board, senior management and other employees . In addition, the enforceability of exclusive forum provisions in our Articles of Association is uncertain . If a court were to find any of the exclusive forum provisions described in this risk factor to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could have a material adverse effect on our business, financial condition and results of operations . The ability of our shareholders to effect service of process or enforce civil liabilities under U . S . securities laws may be limited . We are a public limited liability company ( naamloze vennootschap ) under Dutch law and currently some of our directors and executive officers are residents of countries other than the U . S . A portion of our assets and the assets of some of our directors and executive officers are located outside the U . S . As a result, it may not be possible for investors in our Class A Common Shares to effect service of process within the U . S . upon such persons or upon us or to enforce in U . S . courts or outside the U . S . judgments obtained against such persons or against us . In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the U . S . , liabilities predicated upon the civil liability provisions of U . S . securities laws and there is substantial doubt as to the enforceability, in the Netherlands, of original actions or actions for enforcement based on the federal securities laws of the U . S . or judgments of U . S . courts, including judgments predicated upon the civil liability provisions of the securities laws of the U . S . The U . S . and the Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters . Accordingly, a final judgment for the payment of money rendered by U . S . courts based on civil liability, whether or not predicated solely upon the U . S . federal securities laws, would not be directly enforceable in the Netherlands . However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in the Netherlands, that party may submit to the Dutch court the final judgment that has

154 been rendered in the U . S . A judgment by a federal or state court in the U . S . against us will neither be recognized nor enforced by a Dutch court but such judgment may serve as evidence in a similar action in a Dutch court . Additionally, based on Dutch Supreme Court case law, a Dutch court will generally grant the same judgment without a review of the merits of the underlying claim if that judgment : (1) resulted from legal proceedings compatible with Dutch notions of due process ; (2) does not contravene public policy of the Netherlands ; (3) was a decision of a court that has accepted its judgment on internationally accepted principles of private international law ; and (4) is not incompatible with (a) a prior judgment of a Dutch court rendered in a dispute between the same parties, or (b) a prior judgment of a foreign court rendered in a dispute between the same parties, concerning the same subject matter and based on the same cause of action, provided that the prior judgment qualifies for recognition in the Netherlands . Judgments of Brazilian courts to enforce our obligations with respect to our Class A Common Shares or BDRs may be payable only in Brazilian reais . If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our Class A Common Shares or BDRs, we may not be required to discharge our obligations in a currency other than the Brazilian real . Under Brazilian exchange control laws, an obligation in Brazil to pay amounts denominated in a currency other than the Brazilian real may only be satisfied in Brazilian currency at the exchange rate, typically as determined by the Brazilian Central Bank, in effect on the date the judgment is obtained, and such amounts are then typically adjusted to reflect exchange rate variations and monetary restatements through the effective payment date . The then - prevailing exchange rate may not afford non - Brazilian investors with full compensation for any claim arising out of or related to our obligations under our Class A Common Shares or BDRs . There could be adverse U . S . tax consequences to holders of our Common Shares or BDRs if we are considered a passive foreign investment company . U . S . shareholders of passive foreign investment companies are subject to potentially adverse U . S . federal income tax consequences . In general, a non - U . S . corporation is a passive foreign investment company (" PFIC "), for any taxable year in which : (1) 75 % or more of its gross income consists of passive income ; or (2) 50 % or more of the average value of its assets (generally determined on the basis of a quarterly average) consists of assets that produce, or are held for the production of, passive income . For purposes of the above calculations, a non - U . S . corporation that owns, directly or indirectly, at least 25 % by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation . The determination whether JBS N . V . is a PFIC must be made annually after the close of each taxable year and based on the facts and circumstances at that time, such as the valuation of our assets (including, following the Corporate Reorganization, the assets of JBS S . A . ), including goodwill and other intangible assets, which may depend on the value of our Class A Common Shares, Class B Common Shares and BDRs, which can be expected to vary from time to time . Based on JBS N . V . 's holdings in 2025 , it is possible that JBS N . V . was a PFIC for the 2025 taxable year, and there can be no assurance that JBS N . V . will not be treated as a PFIC for a given taxable year . However, based on our financial statements and our current expectations regarding the value and nature of JBS N . V . ’s assets, the sources and nature of JBS N . V . ’s income, and relevant market and shareholder data, we do not anticipate that JBS N . V . will be treated as a PFIC for the current taxable year or in the reasonably foreseeable future . If JBS N . V . is a PFIC, U . S . shareholders would be subject to certain adverse U . S . federal income tax consequences, including increased tax liability on gains from dispositions of common shares and certain excess distributions, and a requirement to file Annual Reports with the U . S . Internal Revenue Service . In addition, if JBS N . V . was a PFIC for any taxable year that a U . S . Holder held its shares (or BDRs), then JBS N . V . will continue to be treated as a PFIC with respect to such U . S . Holder’s investment unless (i) JBS N . V . ceases to be a PFIC and (ii) the U . S . Holder makes a special "purging" election under the PFIC

155 rules . Prospective U . S . investors should consult their tax advisors regarding our PFIC status and the consequences to them if JBS N . V . was classified as a PFIC for any taxable year . The ownership and disposal of our Class A Common Shares, Class B Common Shares or BDRs could result in substantial Brazilian and/or Dutch tax liability for you. You may be required to pay Brazilian and/or Dutch taxes in connection with the acquisition, ownership and disposal of our Class A Common Shares, Class B Common Shares or BDRs . Holders of our BDRs may be subject to additional risks related to holding our BDRs rather than our Class A Common Shares. Because holders of our BDRs will not hold their Class A Common Shares directly, they are subject to, among others, the following additional risks :  a holder of our BDRs will not be treated as a direct holder of our Class A Common Shares and may not be able to exercise shareholder rights ;  dividends on our Class A Common Shares represented by the our BDRs will be paid to the Banco Bradesco S . A . , the depositary for our BDRs ("BDR Depositary Bank"), and before the BDR Depositary Bank makes a distribution to a holder on behalf of our BDRs, withholding taxes or other governmental charges, if any, that must be paid, will be deducted ;  we and the BDR Depositary Bank may amend or terminate the deposit agreement, dated July 20 , 2023 between us and the BDR Depositary Bank in relation to the BDRs, without the consent of holders of our BDRs in a manner that could prejudice holders of our BDRs or that could affect their ability to transfer our BDRs held by them, among others ; and  the BDR Depositary Bank may take other actions inconsistent with the best interests of holders of our BDRs . There are no specific rules relating to the delisting of our BDRs from the B3. We may decide to delist our BDRs from B 3 . In such case, we cannot guarantee that we (or any person related to us) will make a public offer for the acquisition of our BDRs or the underlying Class A Common Shares on terms and conditions that meet the expectations of our BDR holders, who in any case will not be able to prevent us from deregistering from the CVM and delisting our BDRs from the B 3 . Pursuant to B 3 regulations effective as of August 18 , 2023 , if we decide to delist our BDRs from the B 3 , we shall promptly disclose such decision to the market and submit a delisting request to B 3 within five business days thereafter . Delisting procedures shall be approved by B 3 and require us to grant BDR holders, at least, the following alternatives : (i) transferring, within 30 days of the date of disclosure of the delisting decision, the underlying Class A Common Shares to a custody account in the main market in which they are traded, to be indicated by the holders of our BDRs to the BDR Depositary ("Transfer Period") ; and (ii) sale, within 30 days following the end of the Transfer Period, of the underlying Class A Common Shares in the main market in which they are traded, provided that the receipt of the sale proceeds by the holders of our BDRs in Brazil shall correspond to the average of the sale prices . In the event a BDR holder shall not appoint a custody account pursuant to item (i) above, it shall be presumed that such holder opted to the option described in item (ii) above . B 3 also has the authority to determine specific delisting conditions based on the characteristics of a BDR program (if it does so, such conditions shall also be approved by the CVM) . Risks Relating to Our Debt and the JBS USA Registered Notes We are not prohibited from incurring significantly more debt.

156 As of December 31 , 2025 , our total outstanding indebtedness was US $ 21 , 090 . 6 million, consisting of US $ 833 . 1 million of current loans and financing and US $ 20 , 257 . 5 million of non - current loans and financing . If we are unable to repay or refinance our current or non - current loans and financing as they mature, this would have a material adverse effect on our financial condition . The indentures governing our notes do not contain any restrictions on the incurrence of unsecured debt but the indentures do restrict JBS N . V . 's ability and the ability of any of its significant subsidiaries that guarantee these notes from creating certain liens securing debt on our future Principal Properties . However, this covenant is subject to certain significant exceptions, including that as of the date of this Annual Report, there are no Principal Properties . Our indentures do not contain any financial or operating covenants or restrictions on the payments of dividends or the issuance or repurchase of securities by us or any of our subsidiaries . In addition, the limited covenants applicable in the indentures governing our notes do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations . See paragraph 3 . 1 ( Management's discussion and analysis of financial condition and results of operations ) – Liquidity and Capital Resources – Description of Material Indebtedness . Our JBS Senior Unsecured Revolving Facility and our PPC U . S . Credit Facility (each as defined in paragraph 3 . 1 ( Management's discussion and analysis of financial condition and results of operations ) – Liquidity and Capital Resources – Description of Material Indebtedness ) include financial maintenance covenants that require compliance (subject to the collateral cure described below) (i) in the case of our JBS Senior Unsecured Revolving Facility, with a maximum total debt to capitalization of 55 . 0% , which shall be tested at the end of each fiscal quarter (the " JBS Financial Maintenance Covenant ") and (ii) in the case of our PPC U . S . Credit Facility, with an interest coverage ratio to not be less than 3 . 50 : 1 . 00 , which shall be tested at the end of each fiscal quarter (the " PPC Financial Maintenance Covenant " and, together with the JBS Financial Maintenance Covenant, the " Financial Maintenance Covenants ") . These facilities also contain debt covenants limiting any restricted subsidiary of JBS USA or PPC, as the case may be, that is not a loan party from incurring additional debt, subject to certain exceptions . See paragraph 3 . 1 ( Management's discussion and analysis of financial condition and results of operations ) – Liquidity and Capital Resources – Description of Material Indebtedness – Material Indebtedness – JBS Senior Unsecured Revolving Facility and – PPC Credit Facility . After the end of any fiscal quarter, the borrowers under the applicable facility may give notice that they will not be in compliance with the applicable Financial Maintenance Covenant and instead may elect to cause the applicable borrowers and guarantors to provide security interests in the collateral that secured the prior, applicable secured credit facility, in which case the Financial Maintenance Covenants will no longer apply and availability to borrow under the facilities will be limited and subject to certain terms and conditions . Our failure to comply with the restrictive covenants in debt agreements governing our debt, as well as the terms of any future indebtedness we may incur from time to time, could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date . If an event of default under any such debt agreement were to occur, the lenders could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable which could result in events of default under all of the indentures governing our notes pursuant to cross - acceleration default provisions in the indentures governing our notes . See paragraph 3 . 1 ( Management's discussion and analysis of financial condition and results of operations ) – Liquidity and Capital Resources – Description of Material Indebtedness . The Co - Issuers’ obligations to repay secured debt, and the obligations of JBS N . V . ’s subsidiaries (other than the other Co - Issuers) to repay their debt and other liabilities will have priority over the Co - Issuers’ obligations under the JBS USA Registered Notes .

157 The JBS USA Registered Notes are senior unsecured obligations and are effectively subordinated to the Co - Issuers’ secured obligations to the extent of the value of the assets securing such obligations . The JBS USA Registered Notes are structurally subordinated to all existing and future debt and other liabilities, including trade payables, of JBS N . V . ’s subsidiaries (other than the other Co - Issuers), including JBS N . V . ’s Australian subsidiaries . The indentures governing the JBS USA Registered Notes permit us to incur a significant amount of additional secured debt . In addition, the JBS USA Registered Notes will be effectively subordinated to the claims of JBS USA’s livestock suppliers under the Packers and Stockyards Act of 1921 , as amended, which grants to those suppliers preferential treatment as creditors . See paragraph 2 . 2 ( The business of the Company ) – Regulation — Other Regulations . JBS N . V . ’s subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts to JBS N . V . , whether by dividends, loans, advances or other payments . The ability of subsidiaries to pay dividends and make other payments to JBS N . V . depends on their earnings, capital requirements and general financial conditions and is restricted by, among other things, applicable corporate and other laws and regulations and the provisions of agreements to which they are or may become a party . The effect of this subordination to secured debt described in the first paragraph of this risk factor is that if a Co - Issuer is involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, any debt under the Co - Issuers’ secured debt, the Co - Issuers’ assets that secure such debt will be available to pay obligations on the JBS USA Registered Notes only after all debt under such other secured debt has been paid in full from those assets . The effect of the structural subordination described in the first paragraph of this risk factor is that the subsidiaries of JBS N . V . (other than the other Co - Issuers) will not be obligated to make any payments on the JBS USA Registered Notes, and, therefore, all of their obligations, including trade payables, will effectively rank senior to the JBS USA Registered Notes . The Co - Issuers may not have sufficient assets remaining to pay amounts due on any or all of the JBS USA Registered Notes then outstanding . See paragraph 3 . 1 ( Management's discussion and analysis of financial condition and results of operations ) – Liquidity and Capital Resources – Description of Material Indebtedness . Covenant restrictions under certain of our other debt agreements may limit our ability to operate our business . Certain of our debt agreements contain, among other provisions, covenants that may restrict our ability to finance future operations or capital needs or to engage in other business activities by limiting our ability to :  incur additional indebtedness;  create liens on or sell our assets;  pay dividends on or redeem capital stock;  make restricted payments;  create or permit restrictions on the ability of subsidiaries to pay dividends or make other distributions;  enter into transactions with affiliates; and  engage in mergers, consolidations and certain dispositions of assets. In addition, certain of our credit facilities require us and certain of our subsidiaries to maintain specified financial ratios and tests which may require that we or they take action to reduce debt or to act in a manner

158 contrary to our business objectives . Events beyond our control, including changes in general business and economic conditions, may affect our ability to meet those financial ratios and tests . We may not meet those ratios and tests, and our creditors may not waive any failure to meet those ratios and tests . A breach of any of these covenants or failure to maintain these ratios would result in an event of default under the relevant credit facility, and any such event of default or resulting acceleration under such credit facility could result in an event of default under the indentures governing the notes and/or other debt agreements . If an event of default under a credit facility were to occur, the lenders could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable which could result in events of default under the indentures governing our notes . See paragraph 3.1 ( Management's discussion and analysis of financial condition and results of operations ) a – Liquidity and Capital Resources – Description of Material Indebtedness . Obligations under the JBS USA Registered Notes will be subordinated to certain statutory liabilities. Under the laws of the jurisdiction of organization of the Co - Issuers, obligations under the JBS USA Registered Notes will be subordinated to certain statutory preferences . In the event of any liquidation, bankruptcy, or judicial reorganization of such entities, such statutory preferences, including motions for restitution, post - petition claims, claims for salaries, wages, social security, taxes and court fees and expenses and claims secured by collateral, among others, will have preference and priority over any other claims, including any claims in respect of the Co - Issuers under the JBS USA Registered Notes . The indentures governing the JBS USA Registered Notes provide for our ability to substitute JBS N.V. as an issuer, and our ability to release JBS USA Food Company Holdings as an issuer of the JBS USA Registered Notes. If certain conditions are met we may substitute JBS N . V . for a direct or indirect parent of JBS N . V . or any subsidiary of JBS N . V . that owns, or after the substitution, will own, a majority of the assets of the JBS N . V . for purposes of the indentures . Alternatively, if certain conditions are met, we may release JBS USA Food Company Holdings as an issuer of the JBS USA Registered Notes for purposes of the indentures . As a consequence of the substitution of JBS N . V . as an issuer and/or the release of JBS USA Food Company Holdings as an issuer of the JBS USA Registered Notes, the obligor or obligors, assets and revenues available for repayment of the JBS USA Registered Notes may be significantly different from the obligors, assets and revenues at the time of a holder’s investment in the JBS USA Registered Notes . In addition, following the release of JBS USA Food Company Holdings as an issuer, JBS USA Food Company Holdings may continue to be an issuer of certain of our other outstanding notes, and the JBS USA Registered Notes would effectively be subordinated in right of payment to such outstanding debt . Moreover, a substitution of JBS N . V . as an issuer or a release of JBS USA Food Company Holdings as an issuer could have adverse tax consequences to holders of the JBS USA Registered Notes . You may find it more difficult to enforce your rights against us than you would if we were a U.S. corporation. We are organized in the Netherlands, and the Dutch corporate laws govern our Articles of Association and corporate affairs . Our rights and the responsibilities of our management are different from those for corporations established under the statutes and judicial precedents of the U . S . You may find it more difficult to protect your interests against actions by us and our managers or directors, as applicable, than you would if we were U . S . corporations . Service of process upon individuals or firms that are not resident in the U . S . may be difficult to obtain within the U . S . Certain individual members of our Board and management may reside outside the U . S . Because certain of our assets, certain of our subsidiaries and the assets of certain of our directors or officers are outside the U . S . , any judgment obtained in the U . S . against us or such persons may not be collectible within the U . S . We have appointed JBS USA Food

159 Company Holdings as our agent to receive service of process in any action against it in any federal court or court in the State of New York in connection with the JBS USA Registered Notes and the indentures governing the JBS USA Registered Notes . We have not given consent for such agent to accept service of process in connection with any other claim . We have been advised by Dutch counsel to us that judgments of non - Dutch courts for civil liabilities predicated upon the securities laws of countries other than the Netherlands, including U . S . securities laws, may be enforced in the Netherlands, but enforcement is subject to a number of requirements . Dutch bankruptcy laws may be different than U.S. and other bankruptcy and insolvency laws. If we are unable to pay our indebtedness, including our respective obligations under the JBS USA Registered Notes, then we may become subject to bankruptcy or reorganization proceedings in the Netherlands . Dutch bankruptcy law is significantly different from, and may be less favorable to creditors than, the bankruptcy law in effect in the U . S . Payments by us under the JBS USA Registered Notes may be subject to taxes. An investment in the JBS USA Registered Notes involves a number of complex tax considerations . Holders should consult their tax advisors as to the particular tax consequences in relation to investing, holding and disposing the JBS USA Registered Notes in light of their particular circumstances . We may be unable to repurchase the JBS USA Registered Notes if we experience a change of control. We are required by the indentures governing the JBS USA Registered Notes, in the event of certain changes in our control that results in a ratings decline to offer to purchase all of the outstanding JBS USA Registered Notes at a price equal to 101 % of the principal amount outstanding plus accrued and unpaid interest and special interest, if any, to the date of repurchase . Our failure to repay holders tendering their notes upon a change of control that results in a ratings decline will result in an event of default under the JBS USA Registered Notes . A change of control that results in a ratings decline or an event of default under the JBS USA Registered Notes would result in an event of default under the JBS Senior Unsecured Revolving Facility, among other debt facility agreements, which may lead to an acceleration of the debt under those facilities, which in turn could lead to an acceleration under the indentures governing the JBS USA Registered Notes, requiring us to pay all such outstanding debt immediately . We may not have funds available to repurchase the JBS USA Registered Notes upon the occurrence of a change of control that results in a ratings decline or to repay our other debt . In addition, future debt that we incur may limit our ability to repurchase the JBS USA Registered Notes upon a change of control that results in a ratings decline or require us to offer to redeem that debt upon a change of control . The book - entry registration system of the JBS USA Registered Notes may limit the exercise of rights by the beneficial owners of the JBS USA Registered Notes. Because transfers of interests in the global notes representing the JBS USA Registered Notes may be effected only through book entries at DTC and its direct and indirect participants (including Clearstream Luxembourg and Euroclear), the liquidity of any secondary market in the JBS USA Registered Notes may be reduced to the extent that some investors are unwilling to hold the JBS USA Registered Notes in book - entry form in the name of a DTC direct or indirect participant . The ability to pledge interests in the global notes may be limited due to the lack of a physical certificate . In addition, beneficial owners of interests in global notes may, in certain cases, experience delay in the receipt of payments of principal and interest, since the payments will generally be forwarded by the paying agent to DTC, which will then forward payment to its direct and indirect participants, which (if they are not themselves the beneficial owners) will then forward payments to the beneficial owners of the global notes . In the event of the insolvency of DTC or any of its direct and indirect participants in whose name interests in the global notes are recorded,

160 the ability of beneficial owners to obtain timely or ultimate payment of principal and interest on global notes may be negatively affected . A holder of beneficial interests in the global notes will not have a direct right under the JBS USA Registered Notes to act upon any solicitations that we may request . Instead, holders will be permitted to act only to the extent they receive appropriate proxies to do so from DTC or, if applicable, DTC’s direct or indirect participants . Similarly, if we default on our obligations under the JBS USA Registered Notes, holders of beneficial interests in the global notes will be restricted to acting through DTC, or, if applicable, DTC’s direct or indirect participants . We cannot assure holders that the procedures of DTC or DTC’s nominees or direct or indirect participants will be adequate to allow them to exercise their rights under the JBS USA Registered Notes in a timely manner . We cannot assure you that the credit ratings for the JBS USA Registered Notes will not be lowered, suspended or withdrawn by the rating agencies . The credit ratings of the JBS USA Registered Notes may change . Such ratings are limited in scope, and do not address all material risks relating to an investment in the JBS USA Registered Notes, but rather reflect only the views of the rating agencies at the time the ratings are issued . An explanation of the significance of such ratings may be obtained from the rating agencies . We cannot assure you that such credit ratings will remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if, in the judgment of such rating agencies, circumstances so warrant . Any lowering, suspension or withdrawal of such ratings may have an adverse effect on the market price and marketability of the JBS USA Registered Notes . 5 5.1 CORPORATE SOCIAL RESPONSIBILITY Sustainable long - term value creation At JBS, our sustainability framework is a disciplined, business - focused approach that reinforces the economic performance of our core operations, accelerates progress to improve efficiency and reduce waste, and helps to build long - term resilience across our value chain . We produce high - quality food products while striving to reduce waste, expand circular economy opportunities, and protect environmental quality . We understand that a thriving JBS is closely linked to the well - being of the communities we call home and the ecosystems we depend upon . Our ambition is to help feed a growing world while striving to reduce the environmental footprint of our operations and food value chain . Our opportunity is to help address increasing global demand for protein responsibly, and we believe that effective management practices improve efficiency, enhance productivity, and transform waste streams into new co - products and renewable energy that contribute to long - term business success . Our sustainability framework is built on three key pillars :  Maintain excellence . We focus on and uphold team member safety, ethics and compliance, and corporate culture as foundational to our company’s success .  Drive progress . We improve our operations and management discipline with the goal of improving water and energy efficiency while reducing greenhouse gas emissions intensity of our products and businesses .  Build resilience . We collaborate to support producers with their adoption of regenerative practices and improve supply chain transparency to mitigate deforestation risks . By working to integrate sustainability into our operations and supply chains, JBS is helping to create shared value for customers, communities, and the planet – supporting responsible growth .

161 In 2025 , JBS completed a double materiality assessment (DMA) to identify and assess sustainability related impacts, risks, and opportunities across its value chain . This assessment was conducted in alignment with the European Sustainability Reporting Standards (ESRS) and broader evolving sustainability disclosure expectations . By considering both financial materiality and the company’s wider environmental and social impacts, the DMA will inform the continuous enhancement of JBS’s sustainability strategy and support compliance with emerging global and regional reporting requirements, including the European Union Corporate Sustainability Reporting Directive (EU CSRD) (although the EU CSRD currently does not apply to JBS) . 2. Employees JBS considers its more than 280 , 000 team members essential to fulfilling its Mission and Values . These principles guide our daily conduct, shape our culture, and support the professional growth of every individual in the organization . We value attention to detail and a hands - on approach, recognizing that meaningful achievements require dedication and hard work . We believe in placing the right people in the right roles and understand that passion for one’s work is fundamental to sustained performance . At JBS, we believe attitude is often more important than knowledge . Our leaders are expected to earn the trust of their teams, lead by example, and maintain a strong focus on results . We strive to surround ourselves with talented individuals who challenge us to be better, always with a commitment to delivering high - quality products and services . Reflecting the diversity of our team members and the communities we serve at every level of the organization is also essential to achieving our Mission . We foster an environment grounded in dignity, respect, and inclusion to ensure a more engaged, fulfilled, and productive workforce . 3. Environmental matters At JBS, we understand that the future of agricultural food systems depends on maintaining and even improving the productivity and quality of our shared natural resources . As one of the world’s leading food companies, we strive to embed environmental sustainability into our operations to lessen our impact on the planet and improve the lives of our people and communities globally . This aspiration extends beyond our facilities to the tens of thousands of farm families who play a vital role in global food production, embedding environmental stewardship as a shared responsibility across our value chain . In this context, JBS monitors and manages key environmental aspects across its operations, including climate, energy, water, biodiversity, waste, and recycling . The company also remains attentive to opportunities related to circular economy practices, seeking to optimize resource use and reducing environmental impacts . Building climate resiliency is essential for the long - term sustainability of our operations, supply chains, and the communities we serve . While reducing GHG emissions remains a priority, true resilience requires addressing broader climate - related risks such as droughts, floods, extreme weather events, and ecosystem shifts . These challenges can disrupt raw material availability, reduce productivity, and increase operational costs, directly impacting global food security . To address these risks, we invest in initiatives that promote sustainable practices across our supply chain, focusing on key areas critical to climate adaptation : deforestation prevention, pasture management, soil health, water stewardship, animal health, and circular economy solutions . 4. Stakeholder engagement JBS aims to facilitate and maintain effective dialogue with its stakeholders, as it considers this essential to building a responsible, sustainable and future - proof business . To ensure effective dialogue, the Board

162 has adopted a stakeholder engagement policy and, specifically for dialogue with shareholders, a policy on bilateral contacts with shareholders . Our sustainability team also maintains a continuous dialogue with stakeholders to understand their needs, proactively address concerns, and generate positive impact beyond our operations . This engagement informs the development of goals, policies, and procedures at the business unit level, strengthening alignment with our global sustainability strategy and compliance with local standards . We provide multiple channels for stakeholder feedback and two - way dialogue, including : ▪ Company and brand websites ▪ Customer service channels ▪ Semi - annual ESG webinars (co - hosted by JBS Investor Relations and Sustainability teams) ▪ 24/7 Ethics Line ▪ Social media platforms (LinkedIn, Instagram, and Facebook) ▪ Internal and external communications teams Recognizing that industry - wide challenges in global agriculture require collaborative solutions, we actively participate in trade and sustainability associations, as well as industry - based external working groups and initiatives . These partnerships enable us to identify scalable, sustainable approaches that prioritize continuous improvement and reduce environmental impact . Key examples include the Global Roundtable for Sustainable Beef (GRSB), World Economic Forum (WEF), Global Food Safety Initiative (GFSI), and Sustainable Agriculture Initiative Platform (SAI) . 6 6.1 CORPORATE GOVERNANCE REPORT Introduction JBS N . V . , a Dutch public limited liability company ( naamloze vennootschap ), results from the conversion of JBS B . V . , a Dutch private limited liability company ( besloten vennootschap met beperkte aansprakelijkheid ), into JBS N . V . on May 24 , 2025 . The securities of the Company are listed on the NYSE and B 3 . The Company has its corporate seat in Amsterdam, the Netherlands, its address at Stroombaan 16 , 1181 VX Amstelveen, the Netherlands, and is registered with the Dutch Trade Register under number 76063305 . The Company’s place of effective management is in Brazil . This paragraph of the Annual Report describes the relevant elements of the Company's corporate governance practices and provides the information required by Dutch law and the DCGC . With respect to the DCGC, it is noted that the Company endorses the governance principles and best practice provisions of the DCGC and adheres to the DCGC, save for the deviations set out under " Compliance with the DCGC " below . The Company has made every effort to report in line with the DCGC, to the extent possible, and will continue to do so for the years that lie ahead . The Company is governed by the laws of the Netherlands, the DCGC and the Articles of Association . The DCGC contains governance principles and best practices for one - tier boards, Executive and Non - Executive directors, shareholders and General Meetings, financial reporting, auditors, disclosure compliance and enforcement standards . The DCGC applies on a 'comply or explain' basis, meaning that the Company is required to disclose whether it complies with the various provisions of the DCGC . If the Company does not comply with one or more of those provisions, it is required to explain the reasons for such non - compliance in its Annual Report . The DCGC is available on the website of the Monitoring Commission Corporate Governance Code at www . mccg . nl . The Articles of Association are available on the Company’s website at ir . jbsglobal . com .

163 In addition, given that the Company's Class A Common Shares are listed on the NYSE and the BDRs are listed on B 3 , as set out in paragraph 6 . 4 ( Share capital of the Company ), the Company is also subject to certain laws and regulations in the U . S . and Brazil . 2. The Board 1. One - tier Board One - tier Board The Company has a one - tier board, consisting of at least seven (7) and at maximum eleven (11) Directors . Among the Directors shall be at least one (1) and at maximum three (3) Executive Directors and at least three (3) and at maximum ten (10) Non - Executive Directors . The number of Executive Directors and Non - Executive Directors is determined by the Board in accordance with the Articles of Association . The Executive Directors are primarily responsible for all day - to - day operations of the Company and the enterprise connected with it, under responsibility of the Board as a whole . The responsibilities of the Executive Directors include : (a) identifying and managing the risks associated with the Company’s strategy and activities, thereby covering in any case the strategic, operational, compliance and reporting risks ; in case there is an internal audit department present, appointing and dismissing the senior internal auditor, annual assessment of the way in which the internal audit function fulfils its responsibility and approving the audit plan drawn up by the internal audit function ; and giving account of the effectiveness of the design and the operation of the internal risk management and control systems . (b) (c) The Non - Executive Directors supervise (i) the Executive Directors' policy and performance of duties and (ii) the Company's general affairs and its business, and render advice and direction to the Executive Directors . The responsibilities of the Non - Executive Directors include : (a) supervising the manner in which the Board implements the sustainable long - term value creation strategy and discussing on a regular basis the strategy, the implementation of the strategy and the principal risks associated with it, whereby the Board as a whole should be engaged early on in formulating the strategy for realizing sustainable long - term value creation ; in conjunction with the Audit Committee, supervising the policies carried out by the Board and the general affairs of the Company and its affiliated enterprise . In so doing, the Non - Executive Directors shall also focus on the effectiveness of the Company’s internal risk management and control systems and the integrity and quality of the financial and sustainability reporting ; in conjunction with the Audit Committee, submitting the nomination for the appointment of the auditor to the General Meeting, supervising the auditor’s functioning and resolving on the engagement with the Auditor ; and in conjunction with the Nominating Committee, ensuring that a formal and adequate procedure is in place for the appointment and reappointment of Directors, as well as a sound plan for the succession of Directors . (b) (c) (d) The Executive Directors shall timely provide the Non - Executive Directors with the information they need to carry out their duties . The Board as a whole is responsible for the strategy of the Company with a focus on sustainable long - term value creation for the Company, taking into account the relevant stakeholders' interests . The Board may allocate its duties and powers among the Directors in accordance with the Board Regulations or otherwise in writing . The supervisory role may not be taken away from the Non - Executive Directors by a division of tasks .

164 Pursuant to the Company's Articles of Association, the general authority to represent the Company is vested in (i) the Board as a whole, (ii) the Director with the title of Global Chief Executive Officer acting solely and (iii) two Executive Directors acting jointly or, if there is only one Executive Director in office, such Executive Director acting solely. Composition, nomination, appointment and dismissal of the Board The Executive Directors and Non - Executive Directors are appointed as such by the General Meeting at the nomination of the Board . A nomination by the Board shall state whether a person is nominated for appointment as Executive Director or Non - Executive Director . The General Meeting shall have the right to overrule a nomination for the appointment of a Director by a majority of two - thirds of the votes cast, representing more than half of the Company's issued share capital . At the nomination of the Board, a Non - Executive Director shall be appointed by the General Meeting as Chairman . Furthermore, the Board may appoint a Director as Vice - Chairman . The Board may also grant other titles to Directors, such as, in case of an Executive Director, Global Chief Executive Officer (Global CEO), and/or in case of a Non - Executive Director, Lead Independent Director . The Board may revoke a title granted to a director at any time . Each Director is appointed for a term of approximately one year, which term of office shall lapse immediately after the close of the annual General Meeting held in the year after appointment . Each Director may be reappointed . The General Meeting may at all times suspend or dismiss a Director . Furthermore, the Board may at all times suspend an Executive Director . 6.2.2 Current Board and senior management At the date of this Annual Report, the Board consists of the following members : Position Nationality Gender Age Name Executive Director with the title Global Chief Executive Officer Brazilian Male 67 Gilberto Tomazoni Non - Executive Director with the title Chairman Irish Male 72 Jeremiah O'Callaghan Non - Executive Director Brazilian Male 55 Wesley Mendonça Batista Non - Executive Director Brazilian Male 54 Joesley Mendonça Batista Non - Executive Director Brazilian Female 64 Kátia Regina de Abreu Gomes Non - Executive Director Brazilian Male 74 Paulo Bernardo Silva Non - Executive Director (Lead Independent Director) Brazilian Male 61 Carlos Hamilton Vasconcelos Araújo Non - Executive Director Brazilian Male 80 Henrique de Campos Meirelles Non - Executive Director Argentina Male 70 Raul Alfredo Padilla As shown in the table above, Mr Gilberto Tomazoni has been granted the title of Global Chief Executive Officer, Mr Jeremiah O'Callaghan has been designated as Chairman ( voorzitter ) as referred to under Dutch law and Mr . Carlos Hamilton Vasconcelos Araújo has been designated as Lead Independent Director . All current members of the Board were appointed pursuant to a written resolution of the General Meeting, with their appointment becoming effective on 12 June 2025 . The term of office of each Director will end at the close of the Company's annual General Meeting to be held in 2026 .

165 Summary biographies of the Directors are set out below : Gilberto Tomazoni (Executive Director with the title Global Chief Executive Officer) Gilberto Tomazoni has served as the chief executive officer of the Company since October 2019 . He was selected to this position by JBS S . A . Mr Tomazoni has also been JBS S . A . ’s Global Chief Executive Officer since December 2018 , with more than 40 years of extensive experience in the sector and a background in major food industry companies . He worked at Sadia for 27 years, where he started as a trainee and became Sadia’s chief executive officer . He served for three years as vice president of Bunge Alimentos, managing the food and ingredients business, and was also the executive director for their South and Central American business . He joined JBS S . A . as Global President of the poultry business in 2013 and subsequently led the establishment of Seara as its chief executive officer . In 2015 , he was named President of JBS’ Global Operations . In 2013 , he was named chairman of PPC’s board of directors . He is also a member of the International Advisory Council of Fundação Dom Cabral (FDC) . He holds a degree in mechanical engineering from Universidade Federal de Santa Catarina in Santa Catarina, Brazil and a postgraduate degree in management . Jeremiah O’Callaghan (Non - Executive Director with the title Chairman) Jeremiah O’Callaghan has been chairman of the board of directors of JBS S . A . since October 2017 and was JBS S . A . 's executive officer since January 15 , 2019 . Mr O’Callaghan holds a degree in civil engineering from the University College Cork in Ireland . Mr O’Callaghan entered the beef industry in 1983 and joined us in 1996 to develop our international trade . He has more than 35 years of experience in the beef production industry . Wesley Mendonça Batista (Non - Executive Director) Wesley Mendonça Batista is a co - controlling shareholder of J&F, one of the largest business groups in Brazil . Mr Wesley Batista brings more than 35 years of experience in the protein industry and provides extensive operational expertise and business management experience to the Company . He currently serves as Vice President of the J&F Institute, a non - profit organization that was created 14 years ago to transform businesses into companies committed to educating their communities . Additionally, he is a member of the board of directors of JBS S . A . and PPC . Joesley Mendonça Batista (Non - Executive Director) Joesley Mendonça Batista is a co - controlling shareholder of J&F, one of the largest business groups in Brazil . Mr Joesley Batista brings more than 35 years of experience in the protein industry, expertise in protein production operations and business management experience to the Company . He currently serves as President of the J&F Institute, a non - profit organization that was created 14 years ago to transform businesses into companies committed to educating their communities . Additionally, he is a member of the board of directors of JBS S . A . and PPC . Kátia Regina de Abreu Gomes (Non - Executive Director) Kátia Regina de Abreu Gomes has been an independent member of JBS S . A . ’s board of directors since July 2023 . She was the President of the Foreign Affairs Committee of the Brazilian Federal Senate between 2021 and 2022 , Brazilian Federal Senator between 2007 and 2021 , Minister of Agriculture, Livestock and Supplying of Brazil between 2015 and 2016 , Brazilian Federal Deputy between 2003 and 2007 , Substitute Brazilian Federal Deputy between 2000 and 2002 , President of the Confederation of Agriculture and Livestock — CNA between 2009 and 2014 , President of the Federation of Agriculture and Livestock of the State of Tocantins in 1996 and President of the Rural Union of the Municipality of Gurupi in the State of Tocantins in 1994 , with a history of leadership in sustainability and the development of Brazilian agribusiness . In addition, she participated in several commissions and missions abroad and in Brazil . Paulo Bernardo Silva (Non - Executive Director)

166 Paulo Bernardo Silva has been an independent member of JBS S . A . ’s board of directors since July 2023 . He was Minister of Communications of Brazil between 2011 and 2014 , Minister of Planning, Budget and Management of Brazil between 2005 and 2010 , Federal Deputy for the State of Paraná in three terms ( 1991 - 1995 , 1995 - 1999 and 2003 - 2007 ) . Mr Silva was also a career employee at Banco do Brasil ( 1975 - 2015 ), Secretary of State for Finance for the State of Mato Grosso do Sul ( 1999 – 2000 ) and Municipal Secretary of Finance and Planning for the City of Londrina ( 2001 - 2002 ), with extensive experience in public management, infrastructure, and development policies . Carlos Hamilton Vasconcelos Araújo (Non - Executive Director and Lead Independent Director) Carlos Hamilton Vasconcelos Araújo has been an independent member of JBS S . A . ’s board of directors since January 2022 . Mr Vasconcelos has served as the chief risk officer for Brasilcap Capitalização . Previously, Mr Vasconcelos was the chief planning officer of Eldorado Celulose Brasil S . A . , deputy governor at the Brazilian Central Bank, Secretary of Economic Policy of the Ministry of Finance of Brazil, chief operation officer and chief financial officer at Banco do Brasil S . A . and chief executive officer of Cateno Gestão de Contas de Pagamentos . In addition, he has served as a member of the board of directors of UBS BB Services, Banco Votorantim, Cielo, BB Seguridade and Neoenergia . Mr Vasconcelos holds a degree in engineering and masters and doctorate in economics from Getulio Vargas Foundation, with solid experience in macroeconomics and fiscal policy . Henrique de Campos Meirelles (Non - Executive Director) Henrique de Campos Meirelles was president of the Brazilian Central Bank from 2003 to 2010 and Brazil’s Minister of Finance from 2016 to 2018 . During most of his career he worked for BankBoston, where he was the president of the Brazilian operations from 1984 to 1996 . In 1996 , he became President and Chief Operating Officer of BankBoston Corporation and in 1999 was named President of Global Banking for FleetBoston Financial . He has served as a member of the board of directors of Best Foods Group, Raytheon Company, Fleet Boston and Azul Brazilian Airlines . Mr Meirelles earned a bachelor’s degree in engineering from the Universidade de São Paulo and a master’s in business administration from the Universidade Federal do Rio de Janeiro — Coppead and a solid background in the global financial sector . He attended the Harvard Business School Advanced Management Program . Raul Padilla (Non - Executive Director) Raul Padilla has been an independent member of Pilgrim’s Pride Corporation since April 2022 . He served as president of global operations of Bunge Limited until 2021 . Prior to serving as president, Mr Padilla held several leadership positions with Bunge, including president of Bunge South America, president of Bunge Sugar and Bioenergy, managing director of Bunge Global Agribusiness and chief executive officer of Bunge Product Lines . Mr Padilla has over 40 years of experience in the global agribusiness, oilseed processing and grain handling industries in Argentina, beginning his career with La Plata Cereal in 1977 . He has served as president of the Argentine National Oilseed Crushers Association, vice president of the International Association of Seed Crushers and Director of the Buenos Aires Cereal Exchange and the Rosario Futures Exchange . Mr Padilla is a graduate of the University of Buenos Aires . Mr . Padilla has over 40 years of experience in the agribusiness and food business with global responsibilities . Senior management As at December 31 , 2025 , JBS's senior management consisted of : (a) (b) Gilberto Tomazoni as 'Global Chief Executive Officer '; and Guilherme Cavalcanti as 'Chief Financial Officer '. The summary biography of Gilberto Tomazoni is included above.

167 Guilherme Cavalcanti has served as the Chief Financial Officer of the issuer since October 2019 . He was selected to this position by JBS . Mr Cavalcanti has also been JBS’s Global Chief Financial Officer and Investor Relations Officer since January 2019 . From 2012 to 2019 , he served as director of finance and investor relations at Fibria Celulose S . A . , a Brazilian pulp producer . He has also served as chief financial officer and investor relations officer at Vale S . A . and as the director of treasury and planning at Grupo Globo . He holds a bachelor’s and master’s degree in economics from Pontifical Catholic University of Rio de Janeiro in Rio de Janeiro, Brazil . Independence The (non - )independence of Non - Executive Directors is set out in the report of the Non - Executive Directors . See paragraph 7 . 3 ( Independence of the Non - Executive Directors ) of this Annual Report . 3. Board Regulations and Board decision - making Pursuant to the Articles of Association, the Board has adopted regulations dealing with its internal organization, the manner in which decisions are taken, the place and manner in which meetings are held, the composition, the duties and organization of committees of the Board and any other matters concerning the Board, Directors and committees established by the Board . Pursuant to the Board Regulations, the Board will only adopt resolutions at a meeting if at least the majority of the Directors entitled to vote is present or represented, excluding Directors who have a conflict of interest . Resolutions shall require a simple majority of the votes cast, with certain specified resolutions requiring a majority of 75 % of the votes cast . Directors with a conflict of interest shall not participate in the voting . If there is a tie vote, the proposal shall be rejected . Each Director shall have one vote, and may only be represented by another Director holding a proxy in writing . The Board Regulations prescribe that the Directors shall be collectively responsible for the Company's management, the general affairs of the Company's business and the general affairs of the subsidiaries . In performing its duties, the Board shall be guided by the interests of the Company and its affiliated enterprise, and shall take into account the relevant interests of the Company's stakeholders (including but not limited to its shareholders) . The Board is responsible for the continuity of the Company and its affiliated enterprise and for sustainable long - term value creation . The Board's responsibilities include developing a view on long - term value creation and formulating a strategy in line with this view, including specific objectives, ensuring compliance with legislation and regulations, and maintaining the corporate governance structure of the Company . When developing the strategy, attention should be paid to its implementation and feasibility, the business model applied, the market in which the Company operates, the interests of stakeholders, and the impact of the Company and its affiliated enterprise in the field of sustainability, including the effects on people and the environment . The Articles of Association and Dutch law provide that resolutions of the Board regarding a significant change in the identity or nature of the Company, or the enterprise connected with it, are subject to the approval of the General Meeting . Such resolutions include in any event : (i) the transfer of the business enterprise, or practically the entire business enterprise, to a third party, (ii) concluding or terminating a long - lasting cooperation of the Company or a subsidiary with any other legal person or company or as a fully - liable general partner in a partnership, provided that such cooperation or termination is of material significance to the Company, and (iii) acquiring or disposing of a participating interest in the share capital of a company with a value of at least one - third of the Company's assets, as shown in the consolidated balance sheet with explanatory notes thereto according to the last adopted annual accounts, by the Company or a subsidiary . 4. Board meetings and attendance Pursuant to the Board Regulations, the Board shall hold meetings on a regular basis at a time to be determined by the Board and whenever the Chairman requests a meeting .

168 All Directors were present at all meetings of the Board in the financial year 2025 since the Corporate Restructuring . These meetings were held on June 24 , 2025 ; July 11 , 2025 ; July 18 , 2025 ; August 13 , 2025 ; October 9 , 2025 ; November 13 , 2025 ; November 25 , 2025 ; and December 12 , 2025 . 5. Conflicts of interest and transactions with major shareholders Conflicts of interest Pursuant to the Articles of Association and the Board Regulations, a Director shall not participate in the deliberations and decision - making process if such Director has a direct or indirect personal conflict of interest between that Director and the Company and the enterprise connected with it . Each Director (other than the Chairman) shall immediately report any potential conflict of interest concerning a Director to the Chairman . The Director with such (potential) conflict of interest must provide the Chairman and the Audit Committee with all information relevant to the conflict . In case the Chairman has a (potential) conflict of interest he shall immediately report such (potential) conflict of interest to the Vice - Chairman or, if the Vice - Chairman is an Executive Director, the Non - Executive Director designated by the Board . The Chairman must provide the Vice - Chairman or Non - Executive Director, as applicable, and the Audit Committee with all information relevant to the (potential) conflict of interest . The Audit Committee will determine whether a reported (potential) conflict of interest qualifies as a conflict of interest . If the Board is unable to adopt a resolution as a result of all Directors being unable to participate in the deliberations and decision - making process due to a conflict of interest, the decision shall nevertheless be taken by the Board, but the Board shall record in writing the reasons for such resolution . Any transaction in respect of which there is a conflict of interest must be concluded on terms which are customary in the market concerned and be approved by the Audit Committee . The Chairman procures that transactions in respect of which Directors have a conflict of interest will be referred to in the Board report . During the financial year 2025 , there were no conflicts of interest with Directors . Transactions with major shareholders Pursuant to best practice provision 2 . 7 . 5 of the DCGC, all transactions between the Company and legal or natural persons who hold at least ten per cent of the Shares should be agreed on terms that are customary in the market . Decisions to enter into transactions with such persons that are of material significance to the Company and/or to such persons should require the approval of the Non - Executive Directors and be published in the Board Report . Transactions carried out during the financial year 2025 by the Group with related parties, including legal or natural persons who hold at least ten percent of the shares in the Company, have been duly identified and analyzed and are reported in paragraph 10 . 2 ( Related party transactions ) . 6. Committees of the Board Pursuant to the Articles of Association and the Board Regulations, the Board has the power to establish committees . The Board may allocate its duties and powers among such Board committees . The Board has established four standing committees : (i) the Audit Committee, (ii) the Compensation Committee, (iii) the Nominating Committee and (iv) the Sustainability Committee . Each standing committee is comprised of at least three members . Each Board committee has a written charter, adopted by the Board . The current charters can be found on the Company's website at https : //ir . jbsglobal . com . The Audit Committee The Audit Committee undertakes to assist the Board in its oversight of the integrity and quality of the Company's financial statements and other financial information and the effectiveness of the Company's

169 internal risk management and control systems, the Company's compliance with legal and regulatory requirements, the qualifications, independence and performance of the external auditor and the performance of the Company's internal audit department . The Audit Committee shall also oversee the preparation of the Audit Committee disclosure as required by the SEC or NYSE . For a more detailed overview of the Audit Committee's duties and responsibilities, reference is made to the charter of the Audit Committee which can be found on the Company's website at ir . jbsglobal . com . The Audit Committee comprises of at least three Non - Executive Directors . The following qualifications apply for membership of the Audit Committee :  each member of the Audit Committee is required to be independent within the meaning of Rule 10 A - 3 under the Exchange Act and the listing rules of NYSE ;  more than half of the members of the Audit Committee, including the committee chair, must be independent within the meaning of the DCGC ;  each member of the Audit Committee must be "financially literature";  at least one member of the Audit Committee must have "accounting or related financial management expertise" as determined by the Board ;  at least one member of the Audit Committee shall qualify as an "audit committee financial expert" under the rules of the SEC ;  no member of the Audit Committee serves on the audit committees of more than three other companies of which the shares or stock are admitted to listing and trading on a U . S . recognized securities exchange, unless the Board has determined that such simultaneous service would not impair the ability of such Director to serve on the Audit Committee, and discloses this determination in the Company's Annual Report ; and  the Audit Committee may not be chaired by the Chairman or by a former Executive Director . The chairman of the Audit Committee shall be designated by the Board . The Audit Committee currently consists of Carlos Hamilton Vasconcelos Araújo, Henrique de Campos Meirelles and Raul Padilla, with Carlos Hamilton Vasconcelos Araújo acting as committee chair and Lead Independent Director . All members qualify as financially literate and Mr Carlos Hamilton Vasconcelos Araújo qualifies as financial expert and has accounting or related financial management expertise . All current members of the Audit Committee qualify as independent under (i) the NYSE rules on director independence and the independence standards of Rule 10 A - 3 of the Exchange Act and (ii) the DCGC . Pursuant to the Audit Committee's charter, the Audit Committee holds at least four meetings per year and whenever one or more of its members request a meeting . The Audit Committee meets with the external auditor as often as it considers necessary, but at least once a year, without the presence of Executive Directors . The internal auditor (if present) and the external auditor shall attend the Audit Committee meetings, unless the Audit Committee determines otherwise . The Audit Committee decides whether and, if so, when the Company's Chairman attends its meetings . The Audit Committee held four meetings during the financial year 2025 since the Corporate Restructuring :  On August 12 , 2025 , where the following main items were discussed : Interim Financial Statements ; results of the 2025 risk assessment (Brazil and global) ; audit and internal control activities performed in Brazil ; approval on the Auditor Hiring Policy and the Audit Committee Pre - Approval Policy ; approve/ratify the transactions contained in the Quarterly Report of the Related Party Committee . KPMG was present at this meeting .

170  On October 9 , 2025 , where the following main items were discussed : presentation by the risk management area on IT deficiencies – SOX in Australia ; presentation by the Risk Management area on interest rates, exchange rate variations and commodities ; risk of changes in the regulatory environment ; external and internal risks of Artificial Intelligence and Cybersecurity (U . S . and Brazil) ; update of the work developed by the Compliance area .  On November 12 , 2025 , where the following main items were discussed : Interim Financial Statements ; presentation and discussion with KPMG representatives regarding the External Audit Plan of the Company for 2025 ; presentation of the Livestock Area of the Company on Animal Disease Risks ; update on transactions in the Quarterly Report of the Related Party Committee ; update on the reports through the hot line within the scope of the Audit Committee . KPMG was present at this meeting .  On December 11 , 2025 , where the following main items were discussed : presentation, discussion and approval of the Company's budget for 2026 ; presentation on the work developed by the Company's Risk Management area on internal audit (Brazil) and SOX certification ; presentation by the Human Resources area related to recruitment, selection and retention risk (skills and competencies), employee safety and labor law . The Compensation Committee The Compensation Committee is responsible for, among other things :  determining the remuneration of the individual Directors, in accordance with the Remuneration Policy;  proposing to the Board any amendments to the Remuneration Policy as the Compensation Committee deems necessary or appropriate, for proposal by the Board to the General Meeting;  overseeing the implementation of the Remuneration Policy ;  overseeing compliance with all applicable laws affecting executive compensation, including all applicable compensation and clawback - related rules and regulations of the SEC and NYSE;  preparing the Remuneration Report and any other required compensation disclosure pursuant to the law and the rules of the SEC or NYSE; and  administering all equity incentive plans and deferred compensation benefit plans of the Company . During the financial year 2025 , the Compensation Committee comprised of three Non - Executive Directors, being Jeremiah O'Callaghan, Wesley Mendonça Batista and Joesley Mendonça Batista, with Jeremiah O'Callaghan acting as committee chair . None of the members of the Compensation Committee during the financial year 2025 qualified as independent under (i) the NYSE rules on director independence (ii) the DCGC . As JBS is a controlled company, the NYSE rules on independence for the Compensation Committee do not apply in this context . Pursuant to the Compensation Committee's charter, the Compensation Committee holds at least two meetings per year and whenever one or more of its members request a meeting . The Compensation Committee held one meeting during the financial year 2025 since the Corporate Restructuring :  On November 13 , 2025 , where the following main items were discussed : discussion and approval on amendments to the Long Term Incentive Plan (" LTIP ") in the United States of America, due to local legislation ; and discussion on procedures for the delivery of shares under the LTIP . Currently, the Compensation Committee comprises of three members : Wesley Mendonça Batista, Joesley Mendonça Batista and Gilberto Tomazoni, with Wesley Mendonça Batista acting as committee chair .

171 The Nominating Committee The Nominating Committee is responsible for, among other things :  drawing up selection criteria and appointment procedures for Directors;  periodically assessing the size and composition of the Board, and making a proposal to the Non - Executive Directors for a composition profile of the Board ;  periodically assessing the functioning of individual Directors and the Board as a whole (including as set forth in the Board Regulations), and reporting on this to the Board ;  making recommendations for Director appointments and reappointments and/or whether Directors already on the Board should stand for re - election ;  drawing up a plan for the succession of Directors;  supervising the policy of the Board on the selection criteria, appointment procedures and evaluation of senior management ;  making recommendations to the Board, at such times as the Board deems appropriate, as to the independence of each Director ;  assisting the Board to evaluate the functioning of the Board as a whole and that of the individual Directors, to evaluate the functioning of the various Board committees and to discuss the conclusions that must be attached to the evaluations ;  assisting the Board to conduct an annual review of the Global CEO's performance;  assisting the Board regarding the induction and education or training program for the Directors;  recommending to the Board, as necessary and appropriate, an individual to serve as a Lead Independent Director, if applicable, as and to the extent described in the Board Regulations ;  evaluating candidates for nomination to the Board, including those recommended by shareholders on a substantially similar basis as it considers other nominees ; and  together with the Board, providing an Annual Report on succession planning of Directors . The Nominating Committee is comprised of at least three Non - Executive Directors . During the financial year 2025 , the Nominating Committee consisted of Wesley Mendonça Batista, Joesley Mendonça Batista and Henrique de Campos Meirelles, with Wesley Mendonça Batista acting as committee chair . Henrique de Campos Meirelles qualifies as independent under (i) the NYSE rules on director independence (ii) the DCGC . Both Wesley Mendonça Batista and Joesley Mendonça Batista do not qualify as independent under (i) the NYSE rules on director independence and (ii) the DCGC . As JBS is a controlled company, the NYSE rules on independence for the Nominating Committee do not apply in this context . In any event, the Nominating Committee includes one independent member . Pursuant to the Nominating Committee's charter, the Nominating Committee holds at least two meetings per year and whenever one or more of its members request a meeting . There was no meeting for the Nominating Committee during the financial year 2025 since the Corporate Restructuring, considering that the Board was appointed before the constitution of the Nominating Committee . Currently, the Nominating Committee comprises of three members : Wesley Mendonça Batista, Joesley Mendonça Batista and Jeremiah O’Callaghan, with Wesley Mendonça Batista acting as committee chair . The Sustainability Committee

172 The Sustainability Committee advises the Board in relation to its responsibilities as regards sustainability, including but not limited to environmental aspects (e . g . , climate change, biodiversity, energy, and waste), social (e . g . , labor relations, human rights, and community) and governance matters (" Sustainability Matters ") . It is responsible for, among other things :  assisting the Board in defining and regularly reviewing the Company’s strategy relating to Sustainability Matters and in devising and setting relevant guidelines and metrics for the Board and the Directors and executive officers ;  overseeing climate - related risks and opportunities;  monitoring, evaluating and providing guidance on the Company’s policies, procedures, practices and initiatives with respect to Sustainability Matters and assessing the effectiveness thereof to ensure they remain effective, up - to - date and consistent with relevant legal and regulatory requirements, industry standards and sustainability - related guidelines ;  overseeing the Company’s ongoing commitment to environmental stewardship and corporate social responsibility ;  overseeing the Company’s public disclosure on Sustainability Matters and its consistency thereof, including any sustainability reports, and, as appropriate, any financial reporting disclosures stemming from sustainability accounting standards ;  monitoring actions or initiatives taken to prevent, mitigate and manage risks related to Sustainability Matters which are pertinent to its stakeholders, and provide guidance hereon ; and  monitoring and reviewing any significant examination or audit conducted by external auditors or regulators or key sustainability rating agencies concerning Sustainability Matters . The Sustainability Committee is comprised of three Non - Executive Directors and one Executive Director . Pursuant to the Sustainability Committee's charter, more than half of the members of the Sustainability Committee shall be independent within the meaning of the DCGC, subject to any applicable exemptions or transition periods . The Sustainability Committee currently consists of Gilberto Tomazoni, Jeremiah O' Callaghan, Kátia Regina de Abreu Gomes and Paulo Bernardo Silva, with Gilberto Tomazoni acting as committee chair . Kátia Regina de Abreu Gomes and Paulo Bernardo Silva qualify as independent under (i) the NYSE rules on director independence and (ii) the DCGC . Jeremiah O' Callaghan does not qualify as independent under (i) the NYSE rules on director independence and (ii) the DCGC . Pursuant to the Sustainability Committee's charter, the Sustainability Committee holds at least two meetings per year and whenever one or more of its members request a meeting . The Sustainability Committee held one meeting during the financial year 2025 since the Corporate Restructuring : 6.3  On August 12, 2025, where the following main items were discussed: update on new sustainability disclosure regulations. General Meetings 6.3.1 Introduction General Meetings will be held in Amsterdam or Haarlemmermeer (which includes Schiphol Airport) . The annual General Meeting shall be held no later than four months after the end of the financial year on the date and at the place mentioned in the convocation notice . Additional extraordinary General Meetings may also

173 be held whenever considered appropriate by the Board or the Chairman . Pursuant to Dutch law, one or more shareholders, who solely or jointly, represent at least ten per cent of the issued and outstanding share capital, may request the Board to convene a General Meeting . If the Board has not taken steps necessary to ensure that a General Meeting is held within the relevant statutory period after the request, the requesting person(s) may, at their request, be authorized by a court in preliminary relief proceedings to convene a General Meeting . General Meetings shall be convened by an announcement in a Dutch daily newspaper and a notice, which shall include an agenda stating the items to be dealt with, the items to be discussed and which items to be voted on, the place and time of the meeting, the procedure for participating in the meeting, whether or not by written proxy, the address of the Company's website and, if applicable, the procedure for participating in the meeting and exercising voting rights by means of an electronic communication device, with due observance of the relevant provisions of the law . One or more shareholders, alone or together, representing at least three per cent of the issued and outstanding share capital, may request the inclusion of items on the agenda of a General Meeting . Such requests must be made at least 60 days prior to the day of the General Meeting and comply with the conditions laid down by the Board, as published on the Company's website . In accordance with the DCGC, a shareholder may only request the inclusion of an item on the agenda after consulting the Board in that respect . If one or more of the Company's shareholders intend to request that an item be put on the agenda for a General Meeting that may result in a change in the Company's strategy, pursuant to the DCGC, the Board may invoke a response time of a maximum of 180 days until the day of the General Meeting . In addition, if shareholders request a change to the composition of the Board or of corresponding provisions in the Articles of Association, and in the case of an unsolicited public offer, the statutory response time may be invoked by the Board, being a period of, depending on the circumstances, no more than 250 days . The General Meeting is presided over by the Chairman or, if the Chairman is absent, by the Vice - Chairman, if the Vice - Chairman is a Non - Executive Director . If the Vice - Chairman is also absent, if the Vice - Chairman is an Executive Director or if no Director has been appointed as Vice - Chairman, the General Meeting is chaired by one Non - Executive Director designated for that purpose by the Board . If no Non - Executive Director is nominated by the Board to chair the General Meeting, the General Meeting itself shall appoint a Chairman . The Chairman appoints a secretary for the General Meeting . The secretary keeps the minutes of the General Meeting . The Directors may attend a General Meeting in person or by electronic means of communication . 2. Record date When convening a General Meeting, the Board is allowed to determine that persons with the right to vote or attend such meeting are considered to be those persons who have these rights on the 28 th day prior to the date of the meeting (the " Record Date ") and are registered as such in a register to be designated by the Board for such purpose, regardless of whether they have these rights on the date of the meeting . In order for a person to be able to attend a General Meeting and to have the right to vote at such meeting, such person must notify the Company in writing of his or her intention to do so no later than on the day and in the manner mentioned in the convocation notice for the General Meeting . 3. Voting rights and quorum at General Meetings Each Class A Common Share entitles the holder to cast one vote at the General Meeting, and each Class B Common Share entitles the holder to cast ten votes at the General Meeting . If and as long as the voting rights have not been suspended, each conversion share entitles the holder to cast nine votes at the General Meeting . No votes may be cast at a General Meeting on shares held by the Company or the Company's subsidiaries . Nonetheless, the holders of a right of usufruct in respect of shares held by the Company or a

174 subsidiary of the Company are not excluded from the right to vote on such shares, if the right of usufruct or the right of pledge was granted prior to the time such share was acquired by the Company or any of the Company's subsidiaries . The Company may not cast votes on shares in respect of which the Company or a subsidiary holds a right of usufruct or a right of pledge . Shares which are not entitled to voting rights pursuant to the preceding sentences will not be taking into account for the amount of the share capital that is present or represented at a General Meeting, or for the purpose of determining the number of shares on which votes may be cast . Unless Dutch law or the Articles of Association state otherwise, all resolutions adopted at the General Meeting shall be adopted by a simple majority of the votes cast . 4. Quorum requirements Pursuant to Dutch law, the validity of a resolution of the general meeting of shareholders is not dependent on the question which part of the share capital is represented at such meeting, unless Dutch law or the articles of association describes otherwise 5. Meetings of holders of shares of a specific class Meetings of holders of Class A Common Shares, Class B Common Shares and Conversion Shares, respectively, can be convened . At meetings of holders of Class B Common Shares and meetings of holders of Conversion Shares, the meeting in question shall appoint its own Chairman . As long as the Class B Common Shares or Conversion Shares (as the case may be) are not admitted to listing and trading on a stock exchange with the cooperation of the Company, the notice convening such a meeting shall be given no later than the 15 th day prior to the date of the meeting and the convocation notice shall be sent to the addresses as included in the shareholders' register . 4. Share capital of the Company General The Company's share capital comprises Class A Common Shares, Class B Common Shares and Conversion Shares . The Company's authorized share capital amounts to EUR 152 , 700 , 000 . 90 , divided into :  3,470,000,000 Class A Common Shares, with a nominal value of EUR 0.01 each;  1,180,000,000 Class B Common Shares, with a nominal value of EUR 0.10 each; and  10 Conversion Shares, with a nominal value of EUR 0.09 each. On 31 December 2025 , the Company's issued and outstanding share capital amounted to :  868,204,144 Class A Common Shares; and  294,842,267 Class B Common Shares. On the same date, the Company held in treasury:  94,537,534 Class A Common Shares. All issued and outstanding shares are held in registered form . No share certificates shall be issued . As described under " Voting Rights and Quorum at General Meetings" in this paragraph, each Class A Common Share entitles the holder to cast one vote at the General Meeting, and each Class B Common Share entitles the holder to cast ten votes at the General Meeting . Each conversion share can cast nine (9) votes at the General Meeting if and to the extent voting rights are not suspended . Conversion of shares

175 The Company's Articles of Association provide for the following possibilities of share conversions, subject to the terms and conditions set out in the Articles of Association :  each Class B Common Share can be converted into one Class A Common Share and one conversion share ; and  each Class A Common Share can be converted into one Class B Common Share during the period starting June 12 , 2025 and ending December 31 , 2026 (the " Class A Conversion Period ") . The Conversion Shares facilitate a one - on - one conversion of Class B Common Shares into Class A Common Shares under Dutch law . A one - on - one conversion of a Class B Common Share into a Class A Common Share would result in a capital reduction, as the nominal value of a Class B Common Share is higher than the nominal value of a Class A Common Share . A capital reduction under Dutch law requires a resolution by the General Meeting, adopted by a two/third majority if less than half of the issued capital is present or represented at the meeting . In addition, the resolution on the capital reduction (or minutes thereof) must be deposited with the Dutch Trade Register and announced in a Dutch daily newspaper . Following such announcement, a two - month opposition period commences during which creditors may file an opposition to the capital reduction with the competent Dutch court, requesting security for their claims . The resolution to reduce JBS’ capital shall not become effective until the opposition period has ended and, if opposition has been timely filed, until the withdrawal of such opposition or until an order setting aside the opposition has become enforceable . By converting each Class B Common Share into one Class A Common Share and one conversion share, a conversion of Class B Common Shares does not result in a capital reduction . During the Class A Conversion Period, LuxCo may request to convert all or a portion of the Class A Common Shares held by LuxCo into Class B Common Shares at the ratio of one Class B Common Share for each Class A Common Share held . The maximum conversion rate and the minimum free float as prescribed by the Articles of Association are not applicable to conversion requests made by LuxCo . For further information on the terms and conditions for conversion of shares, we refer to the Articles of Association . Listing of securities of the Company The Class A Common Shares are listed on the NYSE . The Class B Common Shares and Conversion Shares are not listed on a stock exchange . Several Class A Common Shares are held by the JBS BDR Depositary Bank for the listing of Brazilian depositary receipts for Class A Common Shares (" BDR ") on B 3 , with each BDR representing one Class A Common Share . Holders of BDRs are not considered shareholders of JBS and have no shareholder rights . The rights of BDR holders are governed by the laws of Brazil and the provisions of the deposit agreement between JBS and the JBS BDR Depositary Bank . The JBS BDR Depositary Bank will distribute any dividends or other cash distributions paid by us in connection with Class A Common Shares . Holders of BDRs may instruct the JBS BDR Depositary Bank to vote on the Class A Common Shares for which such holder holds BDRs . 5. The Company's values and compliance with the Code of Conduct and Ethics 1. Code of Conduct and Ethics We have adopted a Code of Conduct and Ethics that requires all team members across every level of the organization to adhere to, which establishes clear behavioral standards and expectations to promote appropriate workplace conduct, safe operations, and the overall well - being of our team members . The Code of Conduct and Ethics encompasses a wide range of topics, including animal welfare, corporate ethics, environmental compliance, food safety, taxation and finance, team member safety, and workplace conduct .

176 All team members participate in annual training sessions delivered in - person, online or via video, which include harassment prevention training and an overview of corrective actions for policy violations . Our harassment policy explicitly prohibits harassment and retaliation based on race, gender, age, religion, disability, or other protected characteristics . Violations of the Code of Conduct and Ethics or company policies may result in corrective actions such as coaching, written warnings, final written warnings, or termination of employment, underscoring our dedication to maintaining a respectful and compliant workplace . The Code of Conduct and Ethics embodies our mission and values, with the latter consisting of (i) Ownership, (ii) Determination, (iii) Discipline, (iv) Availability, (v) Simplicity, (vi) Sincerity and (vii) Humility. 6.5.2 The Group's people and culture Diversity, equity and inclusion We recognize that our strength lies in the diversity of our global team . With approximately 280 , 000 team members worldwide, we strive to provide a culture where everyone feels valued, respected, and empowered to contribute their unique talents toward our common mission . We believe that diverse perspectives drive innovation, enhance problem - solving, and ultimately make JBS a more resilient and successful company . We are dedicated to attracting, retaining, and developing professionals who exemplify our values regardless of individual characteristics . To gain meaningful insights into team member attitudes and perceptions, we regularly conduct employee engagement surveys and use the feedback to inform continuous improvements to our policies and programs . Guided by our Code of Conduct and Ethics, JBS acts to promote equal opportunities in all hierarchical levels and regions in which we operate . We endeavor to provide an inclusive environment for all people, promote equal access to internal opportunities, and are committed to pay equity for all employees regardless of individual characteristics . Our Human Resources (HR) departments operate regionally with support from our corporate global HR team and have formal processes in place to allow for information and best practice sharing . We have also strengthened our policies in each region to comply with local diversity, inclusion and equal opportunities regulations and require JBS employees to complete specific training programs to promote equal opportunities at all levels . Reflecting the diversity of our team members and communities at every level of the organization is essential to achieving our mission . We foster an environment of dignity, respect, and inclusion to create a more engaged, fulfilled, and productive workforce . We have not established any specific, minimum qualifications that must be met by each of our officers . However, we generally evaluate the following qualities : educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and ability to represent the best interests of our shareholders . Pursuant to the Board Regulations, the Board is required to comply with certain qualification requirements for directors and to follow the procedures established therein for the identification and evaluation of director candidates . Promoting team member well - being We believe in investing in the health, financial security, and overall wellbeing of our team members, recognizing that a supported and thriving workforce is a productive and innovative one . That is why we are dedicated to providing competitive compensation and benefits packages that meet the diverse needs of our global team . We strive to offer comprehensive benefits to our full - time team members, going beyond the standard to provide a support system that truly makes a difference . While specific offerings vary by region to reflect local needs and regulations, they generally include essential elements like life insurance, comprehensive health

177 plans, dental assistance, Employee Assistance Programs (EAP), mental health wellness programs, and disability and impairment allowances . Maternity and paternity leave, a standard benefit across many of our locations, also allows new parents to bond with their children and adjust to their growing families . Beyond the essentials, we are focused on providing opportunities for long - term financial security and holistic well - being . Australia has a mandatory private pension plan and in Canada, we offer private pension plans to help our team members plan for a comfortable retirement . Several regions leverage mobile technology to inform team members about health and wellness programs available to them . In North America, the Connect App hosts information for team members, including locations that offer primary care services through partnerships in their communities . In Brazil, the Sempre JBS app offers free telemedicine services, connecting team members and their families with specialists and wellness tools . Similarly, in Australia, the CooEe Team Member Engagement app supports access to valuable health and wellness resources . Employee Engagement We value the thoughts and opinions of our diverse team members and conduct regular surveys to achieve an accurate understanding of team members’ outlooks, engagement levels, and perceptions toward topics such as pay and benefits, safety, satisfaction with supervisors, and scheduling . We refine our surveys regularly to obtain more specific feedback from team members and promote a continuous cycle of improvement . Our approach to employee engagement surveys became standardized in July 2025 with the release of our first Global Engagement Survey . It will be conducted every two years through the JTP (JBS Talent Platform) system, translated into 53 languages . In addition, we also utilize frequent local roundtables to capture feedback from team members . We try to actively accommodate the cultural needs of our team members by providing company materials in multiple languages and dialects . Our managers are trained to foster open communication and address any concerns raised by team members . Furthermore, facilities provide language telephone lines in up to 47 languages to create access to critical information for team members . 6.6 Compliance with the Dutch Corporate Governance Code In 2025 , the Company complied with most principles and best practice provisions of the DCGC . The Company has listed below where it departs from such principles and best practice provisions and its reasons for deviating : (a) Best practice provision 1 . 3 . 3 ) : The internal audit plan is approved by the business presidents, who in turn reports to the Executive Director . After review by the business presidents, the audit plan is submitted for approval by the Audit Committee . As a result, the audit plan is not submitted to the full Board for approval as recommended under best practice provision 1 . 3 . 3 . The Company believes this reporting structure is appropriate given the size and complexity of its operations and ensures effective oversight of the internal audit function . (b) Best practice provision 1 . 4 . 3 (ii) : The internal control over financial reporting was not effective as of December 31 , 2025 due to the existence of the material weakness related to ineffective ITGCs, specifically in the areas of user access and program change - management over certain information technology systems in certain of our subsidiaries that support our financial reporting processes . In addition, we have identified deficiencies in respect of effectiveness of our internal controls over our Dutch law statutory financial statements, specifically in respect of processing of certain transactions relating to our corporate reorganization in relation to our listing as a Dutch company, in June 2025 . Please refer to paragraph 8 ( Statement by the Board ) . Notwithstanding such material weakness and such deficiencies the consolidated financial statements, the

178 separate financial statements and related financial information included in this annual report fairly present in all material respects the Company’s financial condition, results of operations and cash flows as of the dates presented, and for the periods ended on such dates, in conformity with applicable Dutch law IFRS . (c) Best practice provision 2 . 1 . 1 : While the Board takes into account the desired expertise, background, diverse composition, size and independence of its members, including in relation to the nature and activities of the enterprise affiliated with the Company, when evaluating and nominating candidates for appointment to the Board, the Company has not adopted a formal, standing profile as contemplated by best practice provision 2 . 1 . 1 of the DCGC . Instead, the Board assesses the requisite qualifications and characteristics on a case - by - case basis as vacancies arise or reappointments are considered, ensuring that the composition of the Board remains appropriate in light of the Company's evolving needs and circumstances . Best practice provisions 2 . 1 . 5 and 2 . 1 . 6 : JBS recognizes that its strength lies in the diversity of our global team . With approximately 280 , 000 team members worldwide, we strive to provide a culture where everyone feels valued, respected, and empowered to contribute their unique talents toward our common mission . While we value DE&I and report on it in this Annual Report in paragraphs 5 . 2 ( Employees ) and 6 . 5 . 2 ( The Group's people and culture ), we have not established any specific, minimum qualifications that must be met by each of our officers . However, we generally evaluate the following qualities : educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and ability to represent the best interests of our shareholders . Pursuant to the Board Regulations, the Board is required to comply with certain qualification requirements for Directors and to follow the procedures established therein for the identification and evaluation of Director candidates . (d) (e) Best practice provisions 2 . 1 . 7 , 2 . 1 . 9 , 2 . 1 . 10 , 2 . 3 . 4 , 5 . 1 . 3 and 5 . 1 . 4 : JBS complies with all mandatory independence requirements under NYSE rules . While the Board believes that the current composition of the Board and its committees ensure that the Board is composed in such a way that it ensures a degree of expertise, experience, and competencies that the Board requires, the Company satisfies some, but not all independence requirements under the DCGC . This is because :  Jeremiah O'Callaghan (non - independent under the DCGC) chair the Board ;  the Compensation Committee consisted of 2 non - independent Non - Executive Directors and one Executive Director under the DCGC ; and  Wesley Mendonça Batista and Joesley Mendonça Batista are both affiliated with major shareholder J&F Investments Luxembourg S . à r . l . , through which Wesley Mendonça Batista and Joesley Mendonça Batista hold their interest in the Company, as further explained in paragraph 10 . 1 ( Major shareholders ) . The Board believes these deviations are warranted due to the vast expertise, experience, and competencies these Non - Executive Directors and Executive Director brought to each of their positions .

179 (f) Best practice provisions 2 . 2 . 6 , 2 . 2 . 7 and 2 . 2 . 8 : The annual evaluation of the Board, the Board committees, and the individual Directors was not carried out in the financial year 2025 . The reason for this deviation is that the Board's mandate commenced upon the Company's listing on NYSE in June 2025 , and therefore the Board did not complete a full year of operation during the reporting period . (g) Best practice provisions 3 . 1 . 2 (vi) and 3 . 1 . 2 (vii) : The Company does not require all shares granted as compensation to members of the Board to be held for five years and may grant equity - based awards which are exercisable before the third anniversary of the date of grant . The Company believes this is in line with market practice among companies listed on NYSE and necessary to attract and retain individuals with the skills and expertise required on the Board . (h) Best practice provision 3 . 3 . 2 : The Company awards share - based compensation to Non - Executive Directors, subject to the applicable policies and securities regulations . The Company believes this is in line with market practice among companies listed on NYSE and necessary to attract and retain Non - Executive Directors with the skills and expertise required . (i) Principle 3 . 4 and best practice provision 3 . 4 . 1 : JBS publishes substantive information on remuneration of its Executive Directors and Non - Executive Directors in accordance with applicable law and including on the individual remuneration received by Directors . Moreover, JBS published information on the pay ratio between the employees and CEO under Brazilian law . This includes some, but not all, of the elements prescribed by the DCGC . JBS believes this disclosure is in line with market practice for NYSE listed companies, and accordingly adheres to these requirements . Best practice provision 3 . 4 . 2 : We do not disclose the main elements of the agreement with the Executive Director on our website . The Executive Director's remuneration is consistent with the Remuneration Policy . The disclosures made by the Company under applicable law and the listing rules, which include disclosure on remuneration of the Executive Director, are deemed to be appropriate in this respect . 7 REPORT OF THE NON - EXECUTIVE DIRECTORS This is the report of the Non - Executive Directors of the Company over the financial year 2025 , as referred to in best practice provision 5 . 1 . 5 DCGC . 1. Involvement of Non - Executive Directors in the Company's strategy In accordance with the Articles of Association, the Executive Directors and the Non - Executive Directors are jointly responsible for the strategic management of the Company . The Non - Executive Directors do not have responsibility for the day - to - day operations of the Company or the Group, which are vested in the Executive Director . The Non - Executive Directors oversee the Executive Director's performance of duties and supervise the Company's general affairs and business . In discharging their duties during the financial year 2025 , the Non - Executive Directors monitored the execution of the Company’s strategy with the aim of creating sustainable long - term value for the Company’s stakeholders, including its shareholders . Throughout the year and on a regular basis, the Executive Director, engaged in the day - to - day management, interacted with the Non - Executive Directors to discuss and define the Company’s strategic objectives across its Business Segments . In doing so, they reviewed the main internal and external growth initiatives .

180 The Non - Executive Directors received updates on the work performed by the committees regarding, internal control over financial reporting, risk management, sustainability strategy and commitments, and legal and compliance matters, and took these into consideration in their decisions . The Non - Executive Directors have also been involved in the related party transactions performed through the Audit Committee and Related Party Transactions Committees . Accordingly, the Non - Executive Directors have contributed to the establishment and oversight of the implementation of the Group’s sustainable long - term strategy . 2. Board meetings and attendance Board Meetings During the financial year 2025 , the Board convened eight (8) meetings . For a detailed overview of the dates of each Board meeting, see paragraph 6 . 2 . 4 ( Board meetings and attendance ) . In accordance with the Board Regulations, the Board holds meetings on a regular basis at times determined by the Board and whenever the Chairman requests a meeting . Meetings of the Board may be held in person, by conference call, video conference or by any other means of communication that allows all participating Directors to communicate simultaneously . Participation in a meeting held by any of these means constitutes presence at such meeting . Committee Meetings The Audit Committee, Compensation Committee, Nominating Committee and Sustainability Committee each held meetings during the financial year 2025 . For a comprehensive overview of the number of meetings held by each Committee, the main items discussed, and the composition of each Committee, see paragraph 6 . 2 . 6 ( Committees of the Board ) . Attendance All Non - Executive Directors attended all meetings of the Board and the committees of which they are members during the financial year 2025 , except for Joesley Mendonça Batista, who attended all Board meetings and all meetings of the committees of which he was a member, except for the meeting of the Compensation Committee held on November 13 , 2025 . No Non - Executive Director was frequently absent from meetings within the meaning of Article 13 . 9 of the Board Regulations . See paragraphs 6 . 2 . 4 ( Board meetings and attendance ) and 6 . 2 . 6 ( Committees of the Board ) . 3. Independence of the Non - Executive Directors The Board has determined that, during financial year 2025 , all non - executive directors except for Jeremiah O'Callaghan, Wesley Mendonça Batista and Joesley Mendonça Batista qualified as independent under (i) the NYSE rules on director independence and (ii) the DCGC . Furthermore, the Board has determined that each member of the Audit Committee satisfied the independence requirements set forth in Rule 10 A - 3 under the Exchange Act . During financial year 2025 :  Jeremiah O'Callaghan was non - independent because he previously served as an executive officer of JBS S . A . until June 2025 .  Wesley Mendonça Batista was non - independent because he can be considered to be affiliated with or representing a shareholder directly or indirectly holding more than 10 % of the shares in the company (as further explained in paragraph 10 . 1 ( Major shareholders ) .

181  Joesley Mendonça Batista was non - independent because he can be considered to be affiliated with or representing a shareholder directly or indirectly holding more than 10 % of the shares in the company (as further explained in paragraph 10 . 1 ( Major shareholders ) . Evaluation of the Board, the committees and the Directors 7.4 As per best practice provision 5 . 1 . 5 of the DCGC, the Non - Executive Directors Report shall state how the evaluation of the Board, the Committees of the Board and the individual Directors has been carried out, how often this evaluation takes place, and what the most important conclusions from the evaluation are . The annual evaluation of the Board, the Committees, and the individual Directors was not carried out in the financial year 2025 . The reason for this deviation is that the Board's mandate commenced upon the Company's listing on the New York Stock Exchange in June 2025 , and therefore the Board did not complete a full year of operation during the reporting period . The Board intends to conduct its first comprehensive self - evaluation, covering the functioning of the Board as a whole, each Committee, and each individual Director in the financial year 2026 . 8 STATEMENT BY THE BOARD The Board is responsible for maintaining adequate internal risks and control systems . The Board has entrusted its Audit Committee with the responsibility to assist and advise the Board in the oversight of the design and operation of the internal risk management, risk assessment guidelines and the steps taken to monitor and control such risks . The internal risks and control framework is based on the criteria set out of the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") Framework "Enterprise Risk Management ("ERM") and of 1 . 2 . 1 of Dutch Corporate Governance Code . The Board acknowledges that internal risk management and control systems are subject to inherent limitations and cannot provide absolute certainty that all risks have been identified or are effectively managed . The effectiveness of such systems is influenced by various factors, including the Company's risk appetite, the complexity of its operations, and the dynamic nature of the business environment in which the Company operates . Furthermore, certain risks may be beyond the Company's direct control, as they may depend on the actions of third parties or external circumstances . For a description of the principal risks that the Company identified it faces, the Company's risk management framework and the Company's risk appetite is set forth in paragraphs 4 . 1 ( Risk management, risk appetite and control framework ) and 4 . 2 ( Risk factors ) in this Annual Report . Based on the assessment performed, in accordance with best practice provision 1 . 4 . 3 of the DCGC, the Board states it believes that : (i) the Board Report provides sufficient insights into any material weakness in the effectiveness of the internal risk management and control systems with regard to the risks as referred to in best practice provision 1 . 2 . 1 of the DCGC (please refer to paragraph 4 . 1 ( Risk management, risk appetite and control framework ) in this Annual Report) ; the internal control over financial reporting was not effective as of December 31 , 2025 due to the existence of the material weakness related to ineffective ITGCs, specifically in the areas of user access and program change - management over certain information technology systems in certain of our subsidiaries that support our financial reporting processes . In addition, we have identified deficiencies in respect of effectiveness of our internal controls over our Dutch law statutory financial statements, specifically in respect of processing of certain transactions relating to our corporate reorganization in relation to our listing as a Dutch company, in June 2025 . Notwithstanding such material weakness and such deficiencies, the consolidated financial (ii)

182 statements, the separate financial statements and related financial information included in this annual report fairly present in all material respects the Company’s financial condition, results of operations and cash flows as of the dates presented, and for the periods ended on such dates, in conformity with applicable Dutch law and IFRS ; (iii) the Board is not aware that the Company's internal risk management and control systems do not provide sufficient comfort that the sustainability reporting control systems does not contain material inaccuracies, considering JBS' risk appetite, the complexity of its business and the inherent limitations to these systems and other disclosures on these systems in our Board Report . (iv) while JBS seeks to control operational and compliance risks as set forth in paragraphs 4 . 1 ( Risk management, risk appetite and control framework ) and 4 . 2 ( Risk factors ) of this Annual Report, as at the end of the financial year 2025 , the Board is not aware that the Company's internal risk management and control systems do not provide sufficient comfort that the operational and compliance risks set forth in paragraphs 4 . 1 ( Risk management, risk appetite and control framework ) and 4 . 2 ( Risk factors ) of this Annual Report are effectively managed considering JBS' risk appetite, the complexity of its business and the inherent limitations to these systems and other disclosures on these systems in our Board Report ; based on the current state of affairs, it is justified that the financial reporting presented is prepared on a going concern basis ; and the Board Report states the material risks, associated with the strategy and activities of the Company and its affiliated enterprise, and uncertainties that are, in the Board's judgment, relevant to the expectation of the Company's continuity for the period of twelve months after the preparation of the Board Report (please refer to paragraph 4 . 2 ( Risk factors ) of this Annual Report) . (v) (vi) Due to the inherent limitations of risk management and control systems, the foregoing statements do not imply that such systems and procedures provide certainty as to the realization of strategic, operational, compliance and reporting objectives, nor that they can prevent all misstatements, inaccuracies, fraud, operational issues or non - compliance with applicable laws and regulations . 9 9.1 REMUNERATION REPORT Historical remuneration for the financial year ended December 31, 2025 Information on the remuneration of Directors in the financial year 2025 is included in Note 38 to the financial statements set out in Part 2 of this Annual Report . This remuneration is in compliance with the Remuneration Policy of the Company, as set out in paragraph 9 . 2 ( Remuneration Policy ) . 9.2 Remuneration Policy The General Meeting has adopted the Remuneration Policy in accordance with section 2 : 135 (1) DCC . The Remuneration Policy is aimed at attracting, motivating and retaining highly qualified appointees to the Board, who possess the necessary leadership qualities and the requisite skills and experience in the various facets of the Company’s business . The Remuneration Policy aims to ensure that the interests of the Directors are closely aligned to those of the Company’s stakeholders, including the shareholders, and focuses on the sustainable long - term value creation by the Company and its business . Whilst it is important for the Company to reward achievement against strategic targets, the remuneration structure has been designed so that Directors are not encouraged to act in their own interest, nor to take risks that are not in keeping with the Company’s strategy and the risk appetite that has been established .

183 When determining the remuneration of Directors, the Compensation Committee, shall consider, to the extent applicable, the remuneration structure, the fixed and variable remuneration components, the relevant performance targets for such variable remuneration components, the scenario analyses that have been conducted, and the relevant pay ratios within the Group . Prior to resolving on the remuneration of an individual Executive Director to the Board, the Compensation Committee shall provide such Executive Director with an opportunity to express their views on the amount and structure of their own remuneration, in accordance with the DCGC . The Compensation Committee periodically evaluates the objectives and structure of the Remuneration Policy . In conducting its review, the Compensation Committee focuses in particular on the Company's ability to attract and retain qualified Directors who possess the leadership qualities, skills and experience necessary to achieve the Company's strategic short - term and long - term performance objectives and to foster sustainable long - term value creation . 9.2.1 Remuneration of Executive Directors Remuneration levels In setting the remuneration levels for the Executive Directors, the remuneration levels at comparable companies in the markets in which the Company operates shall be primarily taken into account . Base salary The base salary is set at a competitive level, taking into account the skills, competencies, experience, scope of position and performance of the Executive Director . Annual variable remuneration (short - term incentives) The objective of the performance - related short - term incentives is to ensure that the Executive Directors will be focused on realizing their short - term operational objectives leading to longer - term value creation . Short - term incentives shall generally consist of an annual performance - based cash incentive bonus but may include other forms of remuneration . On an annual basis, performance conditions will be set by the Board on or before the beginning of the relevant financial year . These performance criteria include criteria reflecting the Company’s financial performance and may as well include quantitative or qualitative criteria related to the Company’s and/or individual performance . The annual variable remuneration amount will be paid out when predefined targets are realized, while the maximum variable remuneration may be paid out in the case of outperformance of the predefined targets . If realized performance is below a certain threshold level, no variable remuneration shall be paid out . Long - term incentives Share - based compensation aligns the interests of the Executive Directors with shareholders and serves to retain Executive Directors in their position . Long - term incentives are awarded based on performance level, potential contribution and value to the business . Share - based compensation may be awarded to the Executive Directors in accordance with the Incentive Plan, as further set out below . Adjustments to variable remuneration In line with Dutch law, the variable remuneration of the Executive Directors may be adjusted up or down, (partly) recovered or reduced if certain circumstances apply : (a) Test of reasonableness – pursuant to Dutch law, any variable remuneration (to the extent subject to reaching certain targets and occurring of certain events) awarded to an Executive Director may be

184 (b) (c) adjusted by the Non - Executive Directors to an appropriate level if payment of the variable remuneration were to be unacceptable according to the criteria of reasonableness and fairness ; Claw back Dutch Civil Code – the Non - Executive Directors will have the authority under Dutch law to recover from an Executive Director any variable remuneration awarded on the basis of incorrect financial or other data in accordance with policies of the Company adopted from time to time ; Claw back NYSE rules – in addition, the Non - Executive Directors will have the authority under the rules of the New York Stock Exchange to recover from an executive officer any variable remuneration awarded on the basis of incorrect financial or other data in accordance with policies of the Company adopted from time to time . 9.2.2 Remuneration of Non - Executive Directors Base fee All Non - Executive Directors are paid a base fee to compensate them for services to the Board . The minimum base fee shall be USD 200 , 000 annually per Non - Executive Director and the base fee shall not exceed USD 300 , 000 annually . The Chairman shall receive an additional fee for his services provided to the Company or any other company within the Company’s consolidated group . Such additional fee shall be determined by the Board . The minimum additional fee shall be USD 10 , 000 annually per position and the additional fee shall not exceed USD 3 , 000 , 000 annually per position . The members of the committees of the Board shall receive an additional fee for their services provided to the Company or any other company within the Company’s consolidated group . Such additional fee shall be determined by the Board . The minimum additional fee shall be USD 10 , 000 annually per position and the additional fee shall not exceed USD 500 , 000 annually per position . Equity compensation Share - based compensation aligns the interests of the Non - Executive Directors with shareholders and serves to retain Non - Executive Directors in their position . Share - based compensation may be awarded to the Non - Executive Directors in accordance with the Incentive Plan, as further set out below . 3. Incentive plan The Company has established an incentive plan which was adopted by the Board, effective as of June 12 , 2025 , and approved by the General Meeting on June 4 , 2025 , as amended from time to time (the " Incentive Plan ") . The Incentive Plan allows Directors (and other eligible persons) of the Company to receive :  options to purchase or subscribe for shares in the capital of the Company;  share appreciation rights;  restricted shares;  restricted share units; and  other share - based awards, (" Awards "). The Board may, subject to approval of the General Meeting where required by Dutch law, at any time grant Awards to one or more Directors .

The Incentive Plan sets forth the appropriate terms and conditions under which Awards may be granted. In determining the long-term incentive component of a Director's composition, the Board shall consider certain factors as it determines relevant, which may include the Company's performance and relative shareholder return, the value of similar awards granted to directors of comparable companies and the awards granted to such Director in previous years.

9.2.4 Loans, advances and guarantees

The Company, nor any of its group companies, shall provide any loans, advances or guarantees for the benefit of the Directors.

9.2.5 Service Agreements

A Director may have a service agreement with the Company or its group companies. The service agreements are for a definite term and contain severance provisions which provide for a compensation for the loss of income resulting from a termination of a service agreement by the Company with a Director other than due to an urgent cause or serious culpability.

10 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

10.1 Major shareholders

The following table sets forth information concerning the ownership of our ordinary shares as of March 18, 2026, by each person whom we know to be the owner of more than 5% of our outstanding shares and the remaining ownership.

Shareholder	**Shares Outstanding**						**% Voting Power (3)**
	Class A Common Shares		**Class B Common Shares**		**Total**		
	Shares	**%**	**Shares**	**%**	**Shares**	**%**	
LuxCo (1)	242,734,515	31,28%	294,842,184	100.00%	537.576.699	50,20%	85,68%
BNDESPar (2)	199,311,644	25,68%	—	—	199.311.644	18,61%	5,35%
Other shareholders	333.988.437	43,04%	83	0.00%	333.988.520	31,19%	8,97%
Total	**776.034.596**	**100.00%**	**294,842,267**	**100.00%**	**1.070.876.863**	**100.00%**	**100.00%**

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(1) Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders, hold their shares in JBS N.V. through J&F Investments Luxembourg S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of Luxembourg ("**LuxCo**"). LuxCo is a wholly-owned subsidiary of J&F, a corporation (sociedade anônima) incorporated under the laws of Brazil. Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista indirectly own 100% of the capital stock of J&F and equally share voting and investment powers and the right to receive the economic benefit of the shares held by J&F. J&F is a party to secured loan agreements with a number of Brazilian financial institutions pursuant to which J&F has pledged, as security for the loans, Common Shares. The business address of Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista is Avenida Marginal Direita do Tiete, No. 500, Bloco I, Vila Jaguara, city of São Paulo, State of São Paulo, Brazil. J&F has its principal office at Avenida Marginal Direita

185

do Tiete, No. 500, Bloco I, Vila Jaguara, city of São Paulo, State of São Paulo, Brazil. LuxCo has its principal office at Avenue de La Gare 21, 1610, Luxembourg, Grand-Duchy of Luxembourg.

(2) BNDES Participações S.A., a corporation (*sociedade por ações*) incorporated under the laws of Brazil ("BNDESPar"), is a wholly-owned subsidiary of the Brazilian Economic and Social Development Bank (*Banco Nacional de Desenvolvimento Econômico e Social—BNDES*) ("BNDES") which, in turn, is wholly-owned by the Brazilian federal government. BNDESPar invests and owns equity interests in Brazilian companies. Pursuant to the bylaws of BNDESPar as publicly available on BNDES's website, governance over BNDESPar is exercised at three levels: first, by its sole shareholder BNDES, followed by its board of directors and finally by its board of executive officers. Directors are appointed by BNDES, as sole shareholder, and officers are appointed by the directors. Pursuant to BNDESPar's bylaws, the board of executive officers is responsible for determining the vote of BNDESPar as a shareholder of any invested company, including JBS N.V. The board of executive officers of BNDESPar is comprised of 10 members, the chief executive officer being also the chief executive officer of BNDES and the remaining nine officers being also officers of BNDES. The decisions of the board of executive officers of BNDESPar, including how the shares held by BNDESPar are to be voted and/or disposed, are taken at ordinary weekly meetings or extraordinary meetings (as necessary), by majority of the members present. The officers of BNDES are appointed by the board of directors of BNDES, of which 10 out of 11 members are appointed by three Ministers of the Brazilian federal government. The address of BNDES is Av. Republica do Chile, No. 100, Centro, city of Rio de Janeiro, State of Rio de Janeiro, Brazil.

(3) Percentage of total voting power represents voting power with respect to the aggregate voting power of all of the Class A Common Shares and Class B Common Shares combined. Holders of Class B Common Shares are entitled to 10 votes per share, and holders of Class A Common Shares are entitled to one vote per share at a general meeting of shareholders. Holders of our Class B Common Shares are at any time entitled to request conversion of their Class B Common Shares into Class A Common Shares pursuant to a mechanic that results in a 1:1 ratio, while our Class A Common Shares will not be convertible into Class B Common Shares under any circumstances after December 31, 2026.

The following table sets forth the number and percentage of our ordinary shares held by our Directors and senior management, individually and as a group, as of March 18, 2026.

	Shares Outstanding						% Voting Power (1)
	Class A Common Shares		Class B Common Shares		Total		
	Shares	%	Shares	%	Shares	%	
Directors and executive officers							
Jeremiah O'Callaghan	117,175	0.02%	—	—	117,175	0.01%	0.00%
Gilberto Tomazoni ...	5,858,958	0.75%	—	—	5,858,958	0.55%	0.16%
Wesley Mendonça Batista (3)	242,734,515	31.28%	294,842,184	100.00%	537,576,699	50.20%	85.68%
Joesley Mendonça Batista (3)	242,734,515	31.28%	294,842,184	100.00%	537,576,699	50.20%	85.68%
Kátia Regina de Abreu Gomes...........	—	—	—	—	—	—	—
Paulo Bernardo Silva	—	—	—	—	—	—	—
Carlos Hamilton Vasconcelos Araújo .	5,000	0.00%	—	—	5,000	0.00%	0.00%
Henrique de Campos Meirelles....	—	—	—	—	—	—	—
Raul Alfredo Padilla .	55,000	0.01%	—	—	55,000	0.01%	0.00%
Directors and executive officers							

186

Shares Outstanding % Voting Power (1) Class A Common Shares 6,219,634 0.80% Class B Common Shares — — Total Total directors and executive officers (4) 6,219,634 0.58% 0.17% (1) Percentage of total voting power represents voting power with respect to the aggregate voting power of all of our Class A Common Shares and Class B Common Shares combined . Holders of our Class B Common Shares are entitled to 10 votes per share, and holders of our Class A Common Shares are entitled to one vote per share at a general meeting of shareholders . Holders of our Class B Common Shares are at any time entitled to request conversion of their Class B Common Shares into Class A Common Shares pursuant to a mechanic that results in a 1 : 1 ratio, while Class A Common Shares will not be convertible into Class B Common Shares under any circumstances after December 31 , 2026 . (2) Messrs . Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders, hold their shares in JBS N . V . through Luxco . LuxCo is a wholly - owned subsidiary of J&F, a corporation ( sociedade anônima ) incorporated under the laws of Brazil . Messrs . Joesley Mendonça Batista and Wesley Mendonça Batista indirectly own 100 % of the capital stock of J&F and equally share voting and investment powers and the right to receive the economic benefit of the shares held by J&F . J&F is a party to secured loan agreements with a number of Brazilian financial institutions pursuant to which J&F has pledged, as security for the loans, Common Shares . (3) Represents shares beneficially owned through ownership of LuxCo. (4) Excludes the shares held by LuxCo that are beneficially held by Messrs . Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders, who are members of the Board . 10.2 Related party transactions The Company has a related party transactions policy (the " Related Party Transactions Policy "), which provides a procedure that prevents related parties from taking advantage of their position, provides adequate protection for the interests of the Company and its stakeholders and ensures compliance with the DCGC and NYSE rules . The Board has delegated the authority to approve related party transactions (within the meaning of the Related Party Transactions Policy) to the Audit Committee, which has oversight of related party transactions . In determining whether to approve or ratify a related party transaction various factors may be considered including, among other factors, whether the transaction is undertaken in the ordinary course of business of the Company and whether the proposed terms of the transaction are no less favorable to the Company than terms that could have been reached with an unrelated third party . The NYSE Rules require that the Company’s Audit Committee or another independent body of the Board conduct a reasonable prior review and oversight of all Related Party Transactions for potential conflicts of interest and prohibit such a transaction if it determines it to be inconsistent with the interests of the Company and its shareholders . Furthermore, the Related Party Transactions Policy requires any Related Party Transaction to be approved by the Board, which authority may be, and has been, delegated to the Audit Committee . Thus, under the Related Party Transactions Policy, the oversight of all Related Party Transactions ultimately lies with the Audit Committee, who shall have oversight of all Related Party Transactions . However, given the nature of the Company’s business, the Company recognizes that it may not always be reasonable for the Audit Committee to conduct a prior review of all Related Party Transactions . Thus, under the Related Party Transactions, a Related Party Committee, composed of the chairperson of the Audit Committee and one or more Directors and/or management personnel, shall be responsible for managing on a day - to - day basis the review and approval of all Related Party Transactions, subject to the oversight of the Audit Committee as set forth in the Related Party Transactions Policy . 187

188 The Related Party Committee shall, as a preliminary matter, determine whether a Transaction reported to it in line with the Company’s internal reporting procedures qualifies as a Related Party Transaction . As a general matter, a Related Party Transaction should not be entered into without the pre - approval of the Related Party Committee . At the end of each quarter, the Related Party Committee must prepare a report (an RPT Report) containing the main conditions of the Related Party Transactions entered into by the Company, which it shall then promptly provide to the Audit Committee . At its next regularly scheduled meeting following the completion of each RPT Report, the Audit Committee must review the Related Party Transactions contained in such RPT Report and, on behalf of the Board, oversee and ratify any Related Party Transactions already approved by the Related Party Committee or, to the extent it determines that such Related Party Transactions does not comply with the requirements of the Related Party Transactions Policy, determine whether it is appropriate to amend, terminate or take other further action with respect to such Related Party Transaction . In all cases, transactions between related parties must be conducted in good faith and on arm’s length terms, in accordance with the Related Party Transactions Policy . Material related party transactions The following summarizes the material transactions we engage in with our principal affiliates . For more information about our related party transactions, see note 8 to JBS N . V . ’s consolidated financial statements, included elsewhere in this Annual Report . In the financial year 2025 , best practice provision 2 . 7 . 5 of the DCGC has been complied with . Registration Rights Agreement with LuxCo Concurrently with the closing of the Corporate Restructuring, we and LuxCo entered into a registration rights agreement (the " RRA "), that establishes certain registration rights and obligations relating to the our Class A Common Shares that LuxCo received in the first step of the Corporate Restructuring (including those Class A Common Shares that LuxCo will hold if it exercises its right to convert the Class B Common Shares that it received in the first step of the Corporate Restructuring) and any other Class A Common Shares acquired by LuxCo from us from time to time by LuxCo (" Registrable Securities ") . Pursuant to the RRA, at any time and from time to time, LuxCo may request the registration or listing on the NYSE of all or any portion of its Registrable Securities on any applicable registration statement form then available to be offered in a fully - marketed underwritten public offering of Registrable Securities (an " Underwritten Registration Demand ") . LuxCo shall be entitled to an unlimited number of Underwritten Registration Demand, based on market conditions . Pursuant to the RRA, LuxCo shall also have the right to include our Class A Common Shares held by it in any underwritten offering by us . We will bear all expenses incurred in effecting a registration provided for in the RRA . The right of LuxCo to request registration or inclusion of Registrable Securities in any registration pursuant to the RRA shall terminate when LuxCo, directly or indirectly, holds less than 5 % of our Common Shares then outstanding . Unless otherwise agreed by the parties thereto, the registration rights contained in the RRA shall only inure to the benefit of a transferee of Registrable Securities if (i) such transferee is an affiliate of LuxCo, and (ii) such subsequent holder accedes to the RRA . We agreed not to, without the prior written consent of LuxCo, enter into any agreement with any holder or prospective holder of any of our Shares (or depositary receipts thereof) granting such holder or prospective holder the right to include such securities in any registration statement filed by us . Tag - Along Agreement with LuxCo Concurrently with the closing of the Corporate Restructuring , we and LuxCo entered into a tag - along agreement (the " Tag - Along Agreement ") that establishes LuxCo’s undertaking towards us that any transfer of the ability to exercise, directly or indirectly, more than 50 % of the voting power at our general meetings of shareholders by LuxCo to a third party purchaser (such excluding any affiliate of LuxCo), acting

189 alone or acting in concert with others, either through a single transaction or through a number of successive transactions, shall be agreed on the condition that the third party purchaser (and its concert parties) undertakes to make a public offer for the acquisition of the shares in our share capital, having as object the our shares held by our other shareholders, at the same terms and conditions as the terms under which LuxCo transfers our control to the third party purchaser (and its concert parties), so as to ensure such other shareholders’ equal treatment as compared to LuxCo . Pursuant to the Tag - Along Agreement, the undertaking given by LuxCo shall be also for the benefit of all of our shareholders from time to time as a revocable third - party stipulation for no consideration . One of our shareholder can accept the third party stipulation by delivering a declaration of acceptance in writing to us and LuxCo, provided that LuxCo may at all times revoke the third party stipulation by delivering a declaration of revocation in writing to us after having obtained the prior approval of our Board (such including the affirmative vote of at least the majority of our independent Non - Executive Directors in office) . Banco Original S . A . We have entered into an assignment agreement with Banco Original S . A . , pursuant to which Banco Original S . A . acquires trade accounts receivables of certain or our customers in Brazil and outside Brazil . The assignments are done at face value of the receivable less the discount applied by Banco Original through a transfer without recourse to Banco Original S . A . of all of the associated risks and benefits of such trade accounts receivables . For the years ended December 31 , 2025 , 2024 and 2023 , we incurred losses from the sale of the receivables of US $ 117 . 0 million, US $ 102 . 5 million and US $ 97 . 3 million, respectively, recognized as financial expenses . As of December 31 , 2025 and December 31 , 2024 , we held investments with Banco Original S . A . in the amounts of US $ 454 . 8 million and US $ 303 . 2 million, respectively, recognized as cash and cash equivalents . The investments have similar rates of return as the Brazilian interbank deposit ( Certificado de Depósito Interbancário ) rate, which is an average of interbank overnight rates in Brazil . For the years ended December 31 , 2025 , 2024 and 2023 , we earned interest from these investments in the amounts of US $ 27 . 8 million, US $ 33 . 1 million and US $ 26 . 2 million, respectively, recognized as finance income . JBJ Agropecuária Ltda . JBJ Agropecuária Ltda . (" JBJ "), is controlled by a family member of one of our ultimate controlling shareholders, who does not own any equity interests in J&F . It supplies cattle to JBS S . A . ’s slaughterhouses . Transactions with JBJ are recurrent and conducted in the normal course of JBS S . A . ’s businesses, in accordance with its needs and JBJ’s capacity to deliver cattle . JBJ also shares transportation services from the JBS Group . We have commitments to purchase cattle for future delivery signed with certain suppliers, including JBJ, guaranteeing the acquisition of cattle for fixed price, with no cash effect on us until the cattle are delivered . Based on these future delivery contracts, as of December 31 , 2025 and December 31 , 2024 , we have commitment agreements in the amount of US $ 115 . 8 million and US $ 48 . 3 million, respectively . Flora Produtos de Higiene e Limpeza S . A . Flora Produtos de Higiene e Limpeza S . A . (" Flora "), is controlled by J&F . Flora purchases products (beef tallow, palm oil, babassu oil and cans) from JBS S . A . and manufactures soaps . On December 30 , 2024 , we entered into an agreement to sell our hygiene and beauty operations to Flora . The transaction includes the transfer of assets and operations related to the manufacturing and commercialization of hygiene and beauty products, as per the terms agreed upon by the parties . This sale was completed on December 31 , 2025 , for an aggregate amount of US $ 57 . 2 million, with a remaining receivable balance of US $ 41 . 2 million recognized under the line item “related party receivables” in our consolidated statement of financial position . J&F Settlement Agreement

190 In January 2021 , in accordance with the resolution approved at an extraordinary general meeting of shareholders of JBS S . A . held in October 2020 , JBS S . A . submitted an arbitration request with the B 3 ’s Arbitration Chamber ( Câmara de Arbitragem do Mercado – CAM B 3 ) (" Arbitration Proceeding No . 186 / 21 ") against our ultimate controlling shareholders and J&F, among others in connection with the defendants’ actions disclosed the Brazilian Collaboration Agreements and Leniency Agreement . On December 22 , 2022 , the arbitration court ratified a settlement agreement between the parties to Arbitration Proceeding No . 186 / 21 and JBS S . A . published a material fact notifying the market of the terms and conditions of the agreement, pursuant to which J&F agreed to pay to JBS the amount of R $ 543 . 2 million (US $ 98 . 72 million, converted using the foreign exchange rate as of December 31 , 2025 ) . The execution and ratification of this settlement agreement bring an end to Arbitration Proceeding No . 186 / 21 . 11 RESPONSE MEASURES Under Dutch law, various response measures are available for a company against unsolicited takeover attempts within the boundaries set by Dutch law and Dutch case law . While the Company has not adopted any specific response measures, there are procedures and other requirements in place that may have the effect of making a takeover of the Company more difficult or less attractive : (a) at each annual General Meeting, the Board requests authorization to issue shares and to limit or exclude pre - emptive rights in that regard for general purposes, which could be used to dilute the shareholding of a potential acquirer by issuing shares to third parties, thereby making it more difficult for a shareholder or potential acquirer to obtain control over the Company ; Directors are appointed upon nomination, which nomination may only be overruled by a resolution of the General Meeting that is adopted with two thirds of the votes cast, representing more than half of the Company’s issued share capital ; and under the Articles of Association, certain matters may only be resolved upon by the General Meeting at the Board's proposal, including the amendment of the Articles of Association . (b) (c)

JBS N.V. Consolidated Financial Statements As of December 31, 2025 and for the year ended December 31, 2025 In thousands of United States dollar - US$ 191

Index

Index	Page
Consolidated statement of financial position - Assets	193
Consolidated statement of financial position - Liabilities and Equity	194
Consolidated statement of income for the years ended December 31, 2025 and 2024	195
Consolidated statement of comprehensive income for the years ended December 31, 2025 and 2024	196
Consolidated statements of changes in equity for the years ended December 31, 2024	197
Consolidated statements of changes in equity for the year ended December 31, 2025	198
Consolidates statements of cash flows for the years ended December 31, 2025 and 2024	199
Note 1 - Background information	200
Note 2 - Basis of preparation	202
Note 3 - Cash and cash equivalents, margin cash and long-term investments	204
Note 4 - Trade accounts receivable	205
Note 5 - Inventories	205
Note 6 - Biological assets	205
Note 7 - Recoverable taxes	207
Note 8 - Related party transactions	207
Note 9 - Income taxes	208
Note 10 - Investments in equity-accounted investees, associates and joint venture	211
Note 11 - Property, plant and equipment	211
Note 12 - Leases	213
Note 13 - Intangible assets	214
Note 14 - Goodwill	215
Note 15 - Trade accounts payable	217
Note 16 - Loans and financing	217
Note 17 - Income and other taxes payable	224
Note 18 - Payroll and social charges	224
Note 19 - Provisions for legal proceedings	224
Note 20 - Equity	229
Note 21 - Net revenue	230
Note 22 - Net finance expense	231
Note 23 - Earnings (loss) per share	231
Note 24 - Share-based compensation	232
Note 25 - Operating segments	232
Note 26 - Expenses by nature	235
Note 27 - Risk management and financial instruments	237

192

Consolidated statements of financial position
In thousands of United States dollar - US$

	Note	December 31, 2025	December 31, 2024
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	3	**4,565,136**	5,613,672
Margin cash	3	**159,562**	136,554
Trade accounts receivable	4	**4,231,924**	3,735,540
Dividends receivable		**1,465**	–
Inventories	5	**6,107,165**	5,015,989
Biological assets	6	**1,826,766**	1,608,223
Recoverable taxes	7	**957,211**	637,728
Derivative assets	27	**155,602**	84,468
Other current assets		**433,372**	288,842
TOTAL CURRENT ASSETS		**18,438,203**	**17,121,016**
NON-CURRENT ASSETS			
Long-term investments	3	**45,780**	–
Recoverable taxes	7	**1,874,572**	1,412,455
Biological assets	6	**611,799**	518,234
Related party receivables	8	**41,231**	77,355
Deferred income taxes	9	**547,014**	651,178
Other non-current assets		**488,803**	268,737
		3,609,199	**2,927,959**
Investments in equity-accounted investees	10	**171,612**	38,312
Property, plant and equipment	11	**13,645,658**	11,780,880
Right of use assets	12.1	**1,613,647**	1,596,873
Intangible assets	13	**1,825,592**	1,803,199
Goodwill	14	**5,852,575**	5,417,134
TOTAL NON-CURRENT ASSETS		**26,718,283**	**23,564,357**
TOTAL ASSETS		**45,156,486**	**40,685,373**

The accompanying notes are an integral part of these consolidated financial statements.

193

Consolidated statements of financial position
In thousands of United States dollar - US$

	Note	December 31, 2025	December 31, 2024
LIABILITIES AND EQUITY			
CURRENT LIABILITIES			
Trade accounts payable	15	**6,198,100**	5,465,513
Supply chain finance	15	**1,134,459**	728,710
Loans and financing	16	**833,085**	2,084,225
Income taxes	17	**288,030**	233,027
Other taxes payable	17	**152,959**	113,734
Payroll and social charges	18	**1,560,159**	1,435,751
Lease liabilities	12.2	**354,887**	335,681
Dividends payable		**–**	358,621
Provisions for legal proceedings	19	**159,217**	280,804
Derivative liabilities	27	**156,405**	165,979
Other current liabilities		**704,509**	455,020
TOTAL CURRENT LIABILITIES		**11,541,810**	**11,657,065**
NON-CURRENT LIABILITIES			
Loans and financing	16	**20,257,483**	17,242,571
Income and other taxes payable	17	**407,727**	406,655
Payroll and social charges	18	**288,065**	352,718
Lease liabilities	12.2	**1,412,398**	1,398,348
Deferred income taxes	9	**1,169,300**	1,095,291
Provisions for legal proceedings	19	**209,358**	216,659
Related party payable	8	**190,998**	–
Derivative liabilities	27	**114,376**	100,087
Other non-current liabilities		**42,180**	81,615
TOTAL NON-CURRENT LIABILITIES		**24,091,885**	**20,893,944**
EQUITY	20		
Share capital - common shares		**35,114**	13,177,841
Reserves [1]		**6,582,694**	(6,083,376)
Undistributed results		**2,085,772**	–
Attributable to company shareholders		**8,703,580**	7,094,465
Attributable to non-controlling interest		**819,211**	1,039,899
TOTAL EQUITY		**9,522,791**	**8,134,364**
TOTAL LIABILITIES AND EQUITY		**45,156,486**	**40,685,373**

[1] The reserves for 2024 have been aggregated to ensure comparability, considering the corporate restructuring that occurred in 2025 (see Note 1.1).

The accompanying notes are an integral part of these consolidated financial statements.

194

Consolidated statements of income for the years ended December 31, 2025 and 2024
In thousands of United States dollar - US$ (except for earnings per share)

	Note	2025	2024
NET REVENUE	21	**86,184,182**	77,182,547
Cost of sales	26	**(74,884,902)**	(65,594,321)
GROSS PROFIT		**11,299,280**	**11,588,226**
Selling expenses	26	**(4,988,727)**	(4,827,284)
General and administrative expenses	26	**(2,187,276)**	(2,278,392)
Other income	26.1	**111,929**	84,525
Other expenses	26.1	**(75,529)**	(189,254)
NET OPERATING EXPENSES		**(7,139,603)**	**(7,210,405)**
OPERATING PROFIT		**4,159,677**	**4,377,821**
Finance income	22	**565,207**	719,370
Finance expense	22	**(2,121,483)**	(2,389,133)
NET FINANCE EXPENSE		**(1,556,276)**	**(1,669,763)**
Share of profit of equity-accounted investees, net of tax		**16,897**	2,945
PROFIT (LOSS) BEFORE TAXES		**2,620,298**	**2,711,003**
Current income taxes	9	**(450,240)**	(870,474)
Deferred income taxes	9	**59,734**	127,081
TOTAL INCOME TAXES		**(390,506)**	**(743,393)**
NET INCOME (LOSS)		**2,229,792**	**1,967,610**
ATTRIBUTABLE TO:			
Company shareholders		**2,024,333**	1,766,870
Non-controlling interest		**205,459**	200,740
		2,229,792	**1,967,610**
Basic and diluted earnings (loss) per share - common shares (US$)	23	**1.89**	**1.65**

The accompanying notes are an integral part of these consolidated financial statements.

195

Consolidated statements of comprehensive income for the years ended December 31, 2025 and 2024
In thousands of United States dollar - US$ (except for earnings per share)

	2025	2024
Net income (loss)	**2,229,792**	**1,967,610**
Other comprehensive income		
Items that are or may be subsequently reclassified to statement of income:		
Gain (loss) on foreign currency translation adjustments	931,725	(2,370,400)
Gain (loss) on cash flow hedge	(8,431)	796
Deferred income tax on gain (loss) on cash flow hedge	1,408	(202)
Other fair value adjustments through other comprehensive income	(25)	(2,786)
Items that will not be reclassified to statement of income:		
Gains associated with pension and other postretirement benefit obligations	865	18,272
Income tax on gain associated with pension and other postretirement benefit obligations	(169)	(4,636)
Total other comprehensive income (loss)	**925,373**	**(2,358,956)**
Comprehensive Income (loss)	**3,155,165**	**(391,346)**
Total comprehensive income attributable to:		
Company shareholders	3,091,844	(756,387)
Non-controlling interest	63,321	365,041
	3,155,165	**(391,346)**

The accompanying notes are an integral part of these consolidated financial statements.

196

Consolidated statements of changes in equity for the years ended December 31, 2025 and 2024
In thousands of United States dollar - US$

	Share capital	Premium on issue of shares	Capital transaction (1)	Stock options	Other reserves	Legal Reserve	Reserve for investments	Tax-incentive reserve	VAE	FCTA	Retained earnings (loss)	Total	Non-controlling interest	Total equity
BALANCE ON JANUARY 1st, 2024	**13,177,841**	**36,321**	**(232,475)**	**10,145**	**(36,413)**	**603,603**	**2,232,528**	**787,501**	**60,443**	**(7,614,450)**	**–**	**9,025,044**	**682,742**	**9,707,786**
Net income	–	–	–	–	–	–	–	–	–	–	1,766,870	**1,766,870**	200,740	**1,967,610**
Gain (loss) on foreign currency translation adjustments (FCTA)	–	–	–	–	–	–	–	–	–	(2,108,541)	–	**(2,108,541)**	159,997	**(1,948,544)**
Loss on net investment in foreign operations	–	–	–	–	–	–	–	–	–	(421,856)	–	**(421,856)**	–	**(421,856)**
Gain on cash flow hedge, net of tax	–	–	–	–	–	–	–	–	594	–	–	**594**	–	**594**
Gain associated with pension and other postretirement benefit obligations, net of tax	–	–	–	–	–	–	–	–	9,333	–	–	**9,333**	4,304	**13,637**
Other fair value adjustments through other comprehensive income	–	–	–	–	–	–	–	–	(2,787)	–	–	**(2,787)**	–	**(2,787)**
Total comprehensive income (loss)	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**7,140**	**(2,530,397)**	**1,766,870**	**(756,387)**	**365,041**	**(391,346)**
Share-based compensation	–	–	13,037	–	–	–	–	–	–	–	–	**13,037**	2,756	**15,793**
Realization of other reserves	–	–	–	–	(1,057)	–	–	–	–	–	1,057	**–**	–	**–**
Distribution of interim dividends	–	–	–	–	–	–	(1,179,620)	–	–	–	–	**(1,179,620)**	–	**(1,179,620)**
Prescribed dividends	–	–	–	–	–	–	–	–	–	–	5	**5**	–	**5**
Legal Reserve	–	–	–	–	–	88,396	–	–	–	–	(88,396)	**–**	–	**–**
Constitution of investments statutory reserve	–	–	–	–	–	–	1,017,205	–	–	–	(1,017,205)	**–**	–	**–**
Acquisition of Non-Controlling Interest in Diamond Valley Pork	–	–	(7,614)	–	–	–	–	–	–	–	–	**(7,614)**	(5,710)	**(13,324)**
Dividends to non-controlling interest	–	–	–	–	–	–	–	–	–	–	–	**–**	(4,293)	**(4,293)**
Constitution of tax-incentive reserve	–	–	–	–	–	–	–	662,331	–	–	(662,331)	**–**	–	**–**
Business acquisitions	–	–	–	–	–	–	–	–	–	–	–	**–**	(674)	**(674)**
Others	–	–	–	–	–	–	–	–	–	–	–	**–**	37	**37**
BALANCE ON DECEMBER 31, 2024	**13,177,841**	**36,321**	**(227,052)**	**10,145**	**(37,470)**	**691,999**	**2,070,113**	**1,449,832**	**67,583**	**(10,144,847)**	**–**	**7,094,465**	**1,039,899**	**8,134,364**

The accompanying notes are an integral part of these consolidated financial statements.

197

Consolidated statements of changes in equity for the years ended December 31, 2025 and 2024
In thousands of United States dollar - US$

	Notes	Share capital	Share premium	Premium on issue of shares	Capital transactions	Stock options	Other reserves	Reserve for own shares	Legal	Investments statutory	Tax-incentive reserve	Other legal reserves	Revaluation reserve	Undistributed results	Total	Non-controlling interest	Total equity
BALANCE ON DECEMBER 31, 2024		13,177,841	–	36,321	(227,052)	10,145	(37,470)	–	691,999	2,070,113	1,449,832	67,583	(10,144,847)	–	7,094,465	1,039,899	8,134,364
BALANCE ON JANUARY 1, 2025		13,177,841	–	36,321	(227,052)	10,145	(37,470)	–	691,999	2,070,113	1,449,832	67,583	(10,144,847)	–	7,094,465	1,039,899	8,134,364
Net income		–	–	–	–	–	–	–	–	–	–	–	–	500,224	500,224	56,110	556,334
Gain (loss) on foreign currency translation adjustments		–	–	–	–	–	–	–	–	–	–	–	574,457	–	574,457	(123,164)	451,293
Gain on net investment in foreign operations		–	–	–	–	–	–	–	–	–	–	–	126,386	–	126,386	–	126,386
Gain on cash flow hedge, net of tax		–	–	–	–	–	–	–	–	–	–	282	–	–	282	–	282
Loss associated with pension and other postretirement benefit obligations, net of tax		–	–	–	–	–	–	–	–	–	–	(409)	–	–	(409)	(101)	(510)
Other fair value adjustments through other comprehensive income		–	–	–	–	–	–	–	–	–	–	(25)	–	–	(25)	–	(25)
Total comprehensive income (loss)		–	–	–	–	–	–	–	–	–	–	(152)	700,843	500,224	1,200,915	(67,155)	1,133,760
Share-based compensation		–	–	–	5,782	–	–	–	–	–	–	–	–	–	5,782	1,219	7,001
Realization of other reserves		–	–	–	–	–	(374)	–	–	–	–	–	–	373	(1)	–	(1)
Distribution of interim dividends		–	–	–	–	–	–	–	–	(759,018)	–	–	–	–	(759,018)	–	(759,018)
Dividends to non-controlling interest		–	–	–	–	–	–	–	–	–	–	–	–	–	–	(260,331)	(260,331)
Others		–	–	–	–	–	–	–	–	–	–	–	–	–	–	285	285
JBS S.A. - Corporate Restructuring Implemented on May 23rd		(13,142,337)	1,899,391	(36,321)	216,947	(10,145)	37,844	(6,544)	(691,999)	(1,311,095)	(1,449,832)	159	8,947,969	61,066	(5,484,897)	67,255	(5,417,642)
JBS N.V.																	
Net income		–	–	–	–	–	–	–	–	–	–	–	–	1,524,109	1,524,109	149,349	1,673,458
Loss on cash flow hedge, net of tax		–	–	–	–	–	–	–	–	–	–	(6,871)	–	–	(6,871)	(434)	(7,305)
Loss associated with pension and other postretirement benefit obligations, net of tax		–	–	–	–	–	–	–	–	–	–	1,017	–	–	1,017	189	1,206
Foreign exchange variation in subsidiaries		–	–	–	–	–	–	–	–	–	–	–	–	–	–	(18,628)	(18,628)
Cumulative translation adjustment and foreign exchange variation in subsidiaries		–	–	–	–	–	–	–	–	–	–	1,736	370,938	–	372,674	–	372,674
Other fair value adjustments through other comprehensive income		–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Total comprehensive income (loss)		–	–	–	–	–	–	–	–	–	–	(4,118)	370,938	1,524,109	1,890,929	130,476	2,021,405
Cancellation of shares	20 b.2	(390)	390	–		–	–	–	–	–	–	–	–	–	–	–	–
Acquisition of Non-Controlling Interests - PPC Subsidiary		–	–	–	–	–	–	–	–	–	–	–	–	–	–	(1,263)	(1,263)
Common share contribution	20 b.6	–	1,808,187	–	–	–	–	–	–	–	–	–	–	–	1,808,187	–	1,808,187
Incorporation of shares	20 b.4	–	3,995,860	–	–	–	–	–	–	–	–	–	–	–	3,995,860	–	3,995,860
Repurchase of shares	20 b.7	–	192	–	–	–	–	(192)	–	–	–	–	–	–	–	–	–
Share premium distribution	20 b.1	–	(387,004)	–	–	–	–	–	–	–	–	–	–	–	(387,004)	–	(387,004)
Listing costs		–	–	–	6,119	–	–	–	–	–	–	–	–	–	6,119	–	6,119
Stock Option Plan		–	–	–	17,715	–	–	–	–	–	–	–	–	–	17,715	1,222	18,937
Transfer of treasury shares		–	(6,156)	–	–	–	–	6,156	–	–	–	–	–	–	–	–	–
Stock Based Compensation		–	–	–	4,545	–	–	2,157	–	–	–	–	–	–	6,702	2,553	9,255
Dividends to non-controlling interests		–	–	–	–	–	–	–	–	–	–	–	–	–	–	(96,573)	(96,573)
Acquisition of treasury shares	20 b.8	–	–	–	–	–	–	(600,000)	–	–	–	–	–	–	(600,000)	–	(600,000)
Reflex equity transaction		–	–	–	(52,857)	–	–		–	–	–	–	–	–	(52,857)	–	(52,857)
Others		–	(42)	–	(39,275)	–	–	–	–	–	–	–	–	–	(39,317)	1,624	(37,693)
BALANCE ON DECEMBER 31, 2025		35,114	7,310,818	–	(68,076)	–	–	(598,423)	–	–	–	63,472	(125,097)	2,085,772	8,703,580	819,211	9,522,791

The accompanying notes are an integral part of these consolidated financial statements.

198

Note 2024 Cash flows from operating activities Net income (loss) Adjustments for: Depreciation and amortization Expected credit losses Share of profit of equity - accounted investees Gain on sales of assets Tax expense Net finance expense Share - based compensation Provisions for legal proceedings Impairment of goodwill and property, plant and equipment Net realizable value inventory adjustments DOJ (Department of Justice) and antitrust agreements Fair value adjustment of biological assets Extemporaneous Litigation Extemporaneous Reversal of Tax Credits Provision for avian influenza related costs 1,967,610 6. 11. 12. 13 4 10 2,189,547 12,856 (2,945) (8,856) 743,393 1,669,764 15,794 47,229 28,264 13,957 253,731 (158,600) 61,016 58,654 9 22 19 11 and 13 5 19 6 – 6,891,414 Changes in assets and liabilities: Trade accounts receivable Inventories Recoverable taxes Other current and non - current assets Biological assets Trade accounts payable and supply chain finance Taxes paid in installments Other current and non - current liabilities DOJ and Antitrust agreements payment Income taxes paid Changes in operating assets and liabilities (333,628) (377,443) 45,351 (7,606) (520,541) 344,542 (60,993) 62,362 (170,573) (348,666) (1,367,195) Cash provided by operating activities 5,524,219 Interest paid Interest received (1,486,820) 192,150 Net cash flows provided by operating activities 4,229,549 Cash flows from investing activities Purchases of property, plant and equipment Purchases and disposals of intangible assets Proceeds from sale of property, plant and equipment Additional/Acquistion investments in equity - accounted investees Acquisitions, net of cash acquired Dividends received Related party transactions Others Cash used in investing activities 11 13 (1,480,298) (10,585) 47,216 – 10 (5,829) 10,672 21,171 – (1,417,653) Cash flows from financing activities Proceeds from loans and financing Payments of loans and financing Derivative instruments received (settled) Margin cash Dividends paid / Share premium distribution Dividends paid to non - controlling interest Purchase of Diamond Pork treasury shares Purchase of treasury shares Payments of leasing contracts Acquisition of non - controlling interests in the subsidiary PPC Others Cash provided by (used in) financing activities 2,976,300 (2,990,311) (231,969) 20,099 (759,301) (4,296) (7,614) 16.6 20 b.8 – (417,752) – – (1,414,844) Effect of exchange rate changes on cash and cash equivalents Net change in cash and cash equivalents Cash and cash equivalents beginning of period Cash and cash equivalents at the end of period (352,897) 1,044,155 4,569,517 2025 2,229,792 2,308,520 31,732 (16,897) (19,557) 390,505 1,556,277 28,851 189,362 12,767 18,160 182,275 (19,148) 20,716 – 17,092 6,930,447 (347,327) (793,653) 54,044 (123,592) (820,628) 612,566 (55,715) (198,577) (402,818) (808,962) (2,884,662) 4,045,785 (1,302,194) 188,362 2,931,953 (2,099,269) (7,125) 73,200 (185,675) – 7,268 (53,932) (45,831) (2,311,364) 10,087,277 (8,752,762) (86,767) (16,576) (1,573,855) (356,158) – (600,000) (432,516) (1,294) (39,274) (1,771,925) 102,799 (1,048,536) 5,613,672 4,565,136 5,613,672 2024 2025 Note Non - cash transactions: 504,963 404,119 12.2 Non - cash additions to right of use assets and lease liabilities 31,695 35,033 11 Capitalized interest 5 46 Dividends Prescribed and payable 379,637 – Interim dividends 12,529 – Non - Cash additions to PP&E – (133,136) Dividend distribution through liquidation of subsidiaries The accompanying notes are an integral part of these consolidated financial statements. Consolidated statements of cash flows for the years ended December 31, 2025 and 2024 In thousands of United States dollar - US$ 199

1 Background information 1. Reporting entity JBS N . V . ("JBS N . V . " or “Company”) is a corporation incorporated under the laws of the Netherlands and is domiciled in Amsterdam . The Company is the holding entity of the JBS Group . The registered office according to the Articles of Association of JBS N . V . (prior to its renaming and conversion to a public liability company known as JBS B . V . ) is in Amstelveen . JBS N . V . is registered in the Commerce Registry of the Chamber of Commerce under the file number 76063305 . The address of JBS N . V . is Stroombaan 16 , 1181 VX Amstelveen . JBS N . V . and its subsidiaries ("Group") primarily operates in the processing of animal proteins, encompassing activities related to beef, pork, lamb, and poultry, as well as the production and marketing of prepared foods and other related products . Additionally, the Group carries out operations in the leather, collagen, hygiene and beauty products, metal packaging, biodiesel, and other complementary businesses, integrated within its value chain, with a global presence in several countries, including Brazil, the United States, Canada, Mexico, Australia, the United Kingdom, Argentina, and Uruguay . The portfolio includes internationally recognized brands such as Seara, Doriana, Pilgrim’s, Moy Park, Primo, Friboi, Maturatta, Swift, Ozo, and Adaptable Meals, among others . JBS N . V . is registered as a FPI - Foreign Private Issuer with the United States Securities and Exchange Commission (SEC) and as a foreign issuer with the Brazilian Securities and Exchange Commission (CVM) . The Class A common shares of JBS N . V . are listed on the New York Stock Exchange (NYSE) under the ticker symbol “JBS,” and its Level II Brazilian Depositary Receipts (BDRs) are traded on B 3 - Brasil, Bolsa, Balcão, under the code “JBSS 32 . ” The audited consolidated financial statements reflect the operations of the Group . The consolidated financial statements comprise JBS N . V . and its subsidiaries as of December 31 , 2025 and 2024 and for each of the years in the three year period ended December 31 , 2025 , that were authorized by the Board of Directors on April 14 , 2026 . Corporate reorganization As part of its corporate restructuring, JBS N . V . became the indirect controlling shareholder of JBS S . A . through the completion of a two - phase contribution process by its ultimate controlling shareholder, J&F . In the first phase, completed on December 27 , 2023 , J&F and its wholly owned investment fund, FIP Formosa, transferred a non - controlling portion of their JBS S . A . common shares to JBS Participações Societárias S . A . , which were subsequently contributed to J&F Investments Luxembourg S . à r . l . and then to JBS N . V . The second phase was completed on May 23 , 2025 , with J&F transferring its remaining JBS S . A . common shares through the same corporate structure . As a result, JBS N . V . , via JBS Participações Societárias S . A . , now holds all shares previously owned directly by J&F, consolidating its position as the indirect controlling shareholder of JBS S . A . The transaction was accounted for as a common control transaction, whereby JBS N . V . recognized the assets, liabilities, and results of JBS S . A . at their historical book values . The restructuring preserved shareholder economic interests by applying a consistent exchange ratio to both controlling and non - controlling shareholders, subject only to immaterial adjustments related to fractions of BDRs and share - based payments . On June 6 , 2025 , the migration of the shareholder base of JBS S . A . to JBS N . V was completed . As part of this transaction, JBS S . A . shareholders exchanged their shares for Level II Brazilian Depositary Receipts (BDRs), backed by Class A common shares issued by JBS N . V . These BDRs were delivered to the shareholders of JBS S . A . , effectively establishing JBS N . V . as the new holding company of the JBS Group . On June 9 , 2025 , JBS S . A . ’s shares ceased trading on B 3 – Brasil, Bolsa, Balcão and were officially replaced by the BDRs of JBS N . V . , which began trading under the ticker symbol “JBSS 32 . ” In addition, JBS N . V . ’s Class A common shares commenced trading on the New York Stock Exchange (NYSE) on June 12 , 2025 , under the ticker symbol “JBS” . The Group accounted for the Reorganization as a common control transaction, and the pre - reorganization carrying amounts of JBS S . A . were included in the consolidated financial statements of JBS N . V . at book value . Accordingly, these consolidated financial statements reflect the following : (i) The historical operating results and financial position of JBS S.A. prior to the restructuring; (ii) The consolidated financial performance and position of JBS N.V. subsequent to the completion of the restructuring; (iii) The assets and liabilities of JBS N.V. and its subsidiaries stated at historical cost; (iv) The number of common shares issued by JBS N.V. as a result of the restructuring, which is reflected retrospectively from January 1, 2023, for the purpose of calculating earnings per share; (v) The shares of JBS S.A. were contributed to JBS N.V. at their carrying amount in three tranches: December 27, 2023, May 23, 2025, and June 9, 2025; (vi) The remaining retained earnings of JBS S.A., no longer applicable to JBS N.V., were reclassified to the opening balance of capital reserves (see note 20). Notes to the financial statements for the years ended at December 31, 2025 and 2024 (Expressed in thousands of United States dollar) 200

(JBS)

Notes to the financial statements for the years ended at December 31, 2025 and 2024
(Expressed in thousands of United States dollar)

Main activities in Brazil:

Description	Activities	Units	Country	Participation	December 31, 2025	December 31, 2024
JBS S.A.	- Beef processing: slaughtering, refrigerating, industrializing and production of canned beef by-products. - Leather production, processing and commercialization. - Production and commercialization of steel cans, plastic resin, soap base for production, soap bar, biodiesel, glycerin, olein, oily acid, collagen and wrapper derived from cattle tripe; industrial waste management; purchase and sale of soybeans, tallow, palm oil, caustic soda, stearin; transportation services; dog biscuits; electric power production, cogeneration and commercialization.	75	Brazil	Indirect	100%	-
	- Distribution centers.	19				
Seara Alimentos Ltda. (Seara Alimentos)	- Chicken and pork processing: raising, slaughtering and processing of broiler chickens and hogs; production and commercialization of beef and food products; and production of pet food and concentrates.	50	Brazil	Indirect	100%	100%
	- Distribution centers, transportation services and harbors.	27				
	- Direct sales to customers of beef and by-products in stores named "Mercado da Carne".	227				
Meat Snack Partners do Brasil Ltda (Meat Snack)	- Beef Jerky production.	2		Indirect	50%	50%
JBS Confinamento Ltda. (JBS Confinamento)	- Cattle fattening services.	10		Indirect	100%	100%
Via Rovigo Indústria, Comércio e Distribuição de Produtos Alimentícios S.A (Pot Of)	- Manufacturing of frozen ready-made meals and food products. - Wholesale trade of general food products.	1		Indirect	51%	51%
JBS Terminais Ltda (Porto)	- Container handling (loading and unloading) - Container warehousing	1		Indirect	70%	–

Main activities outside of Brazil:

Description	Activities	Units	Country	Participation	December 31, 2025	December 31, 2024
JBS USA Holding Lux, S.à.r.l. (JBS USA)	- Beef processing: slaughtering, refrigerating, industrializing and, production of by-products; - Transportation services.	56	Australia, Canada, France, Mexico, New Zealand, Netherlands, United Kingdom and United States of America.	Indirect	100%	100%
	- Pork processing: raising, slaughtering, industrializing and commercialization of by-products derived from processing operations.	71				
	- Chicken processing: raising, slaughtering and processing of broiler chickens, production and commercialization of by-products derived and prepared meal from processing operations.	157				
	- Fishing processing: raising, slaughtering, industrializing and commercialization of by-products derived from processing operations.	2				
	- Plant based processing: industrializing and commercialization of by-products derived from processing operations.	3				
JBS Global (UK) Ltd. (JBS Global UK)	- Trading fresh and processed beef, pork, lamb, chicken and fish products for the European market.	1	United Kingdom	Indirect	100%	100%
JBS Toledo NV (Toledo)	-Trading operations for the European market; cooked frozen meat commercialization; logistic operations; warehousing.	1	Belgium	Indirect	100%	100%
Rigamonti Salumificio SpA (Rigamonti)	Production and commercialization of bresaola, Prosciutto di San Daniele D.O.P. (raw ham) and Prosciutto di Parma D.O.P.(raw ham) and pork products: ham, cooked ham, mortadella, among others.	9	Italy and United States of America.	Indirect	100%	100%
Conceria Priante (Priante)	- Semi-finished and finished leather production.	1	Italy	Indirect	100%	100%
JBS Leather International (Leather International)	- Wet blue, semi-finished and finished leather production.	7	Argentina, Germany, China, Mexico, Uruguay and Vietnam.	Indirect	100%	100%
Seara Holding Europe B.V. (Seara Holding)	- Animal protein products trading, industrializing and commercialization of by-products derived from processing operations.	14	Saudi Arabia, South Africa, China, United Arab Emirates, Netherlands, Japan, United Kingdom, and Singapore.	Indirect	100%	100%

1.2 Main events that occurred during the year:

1.2.1 Non-material acquisitions:

For the purposes of business combination disclosures in explanatory notes, the Group considers acquisitions with total assets exceeding US$50 million to be material. During the fiscal year ended December 31, 2025, there were no acquisitions meeting this threshold. Nevertheless, the Group carried out smaller-scale acquisitions, as detailed below:

201

Investment in Granjeros Campo 9 S . A .: On July 7 , 2025 , the indirect subsidiary Seara Alimentos Ltda . acquired 90 % of the share capital of Granjeros Campo 9 S . A . , in the amount of US $ 6 . 3 million . Granjeros Campo 9 S . A . is a company in the meat processing sector focused on poultry production, poultry slaughtering and the commercialization of food products in Paraguay . Investment in Pico Paco Ltda .: On October 14 , 2025 , the indirect subsidiary Seara Alimentos Ltda . acquired 100 % of the share capital of Pico Paco Ltda . , in the amount of US $ 1 . 2 million . Pico Paco is a company in the meat processing sector focused on poultry slaughtering and the commercialization of food products in the State of Minas Gerais, Brazil . Investment in Céu Azul Alimentos Ltda .: On December 31 , 2025 , Seara Alimentos Ltda . entered into an investment agreement for the acquisition of 100 % of the equity interest in two poultry farms, represented by the amount of US $ 17 . 3 million . The two farms operate with a focus on poultry breeding and production and are located in the municipalities of Guapiaçu and Ipiguá, in the State of São Paulo, Brazil 1.2.2 Main operating events during the period: Acquisition of Hickman’s Egg Ranch : On November 14 , 2025 , JBS N . V . , through Mantiqueira USA Inc . , a wholly owned subsidiary of the joint venture between JBS N . V . and the founders of Mantiqueira Alimentos S . A . , entered into an agreement to acquire 100 % of the equity interest in Hickman’s Egg Ranch, a leading egg producer in the United States . The transaction reinforces the Group's long - term strategy to strengthen its presence in the U . S . egg market, expanding its geographic footprint and production capacity, as well as enhancing its multi - protein platform with a scalable and vertically integrated operation in a strategic market . Creation of JBS VIVA : On November 25 , 2025 , JBS N . V . , following approval by its Board of Directors, entered into a binding agreement with Vanz Holding Ltda . and Viposa Participações Ltda . , current shareholders holding 100 % of the shares issued by VIVA S . A . , with the objective of forming a company to combine the assets related to the production and marketing of leather from JBS and VIVA, to be named JBS VIVA . Upon completion of the transaction, JBS VIVA will be 50 % owned by JBS S . A . , a wholly owned subsidiary of the Company, and 50 % owned by the Viva Shareholders . The transaction is expected to create a global leader in the leather sector, expanding the Group’s global presence and competitiveness . The completion of the transaction is subject to the negotiation and execution of definitive agreements and other conditions precedent common to this type of transaction . 3. Subsequent events: Sale of Interest in Joint Venture - Meat Snack Partners : In January 2026 , JBS S . A . completed the sale of its 50 % interest in the joint venture Meat Snack Partners for an amount of US $ 40 . 6 million . The investment was accounted for using the equity method and, therefore, was not consolidated in the Company’s financial statements . Investment in Multi - Protein Joint Venture in Oman : On February 8 , 2026 , JBS N . V . entered into a Share Purchase Agreement with Oman Food Investment Holding Company S . A . O . C . to establish a joint venture in which JBS will hold 80 % of the share capital, with an equity investment of US $ 150 million . The joint venture will own 100 % of the businesses currently operated in Oman by A’Namaa Poultry Co . SAOC and Al Bashayer Meat Company SAOC, focused on poultry, beef and lamb production and processing . This transaction strengthens the Company’s global multi - protein platform and supports Oman’s Vision 2040 . The completion of this transaction is subject to the fulfillment of the precedent conditions applicable to transactions of this nature, including the required regulatory approvals . Payment of Dividends : On March 25 , 2026 , the Board of Directors of JBS N . V . approved the payment of dividends of US $ 1 . 00 per share, to be paid on June 17 , 2026 . Shareholders of record as of the close of trading on May 18 , 2026 , shall be entitled to receive the dividends . 4. Brazilian Consumption Tax Reform: The Brazilian Consumption Tax Reform, enacted pursuant to Constitutional Amendment No . 132 / 2023 and regulated by Supplementary Laws No . 214 / 2025 and No . 227 / 2026 , introduced significant structural changes to the Brazilian tax system . The new model replaces ICMS, ISS, PIS, COFINS, and IPI with a system based on the Contribution on Goods and Services (CBS), the Tax on Goods and Services (IBS), and the Selective Tax (IS), with the objective of simplifying taxation and increasing transparency in the imposition on consumption . The supplementary legislation approved to date has established key aspects of the new regime, including guidelines for the administration of the IBS and the creation of the Management Committee responsible for its oversight, whose implementation will occur gradually . The Reform provides for a transition period from 2026 to 2032 , during which the current and new systems will coexist . Accordingly, the definitive impacts on tax calculation and assessment will depend on the issuance of additional subordinate regulations and further implementing rules that are still pending . Management continuously monitors legislative and regulatory developments related to the Brazilian Consumption Tax Reform and is adopting the necessary measures to comply with the currently required ancillary obligations . Final adjustments to processes, systems, and internal controls will be implemented as the regulatory framework is fully concluded . To date, no material effects have been identified in the financial statements, considering that the full implementation of the new model will occur throughout the transition period . Accordingly, the Group has already implemented the necessary adjustments to present taxes separately in fiscal documents, in compliance with the applicable legal requirements, in line with the principle of transparency in consumption taxation and with the requirements established for the new system . 2 Basis of preparation These consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and comply with the statutory provisions of Part 9 , Book 2 of the Dutch Civil Code . All standards and interpretations issued by the International Accounting Standards Board (IASB) and IFRS Interpretations Committee effective 2025 have been endorsed by the EU ; consequently, the accounting policies applied by JBS also comply with IFRS as issued by the IASB . Since JBS N . V . ’s income statement for 2025 is recognized in the consolidated financial statements, it is sufficient (in the company’s financial statement) to present a condensed income statement in accordance with Section 402 of Book 2 of the Dutch Civil Code . 1. Functional and presentation currency The financial statements of each subsidiary included in the consolidation are prepared using the functional currency of the main economic environment it operates . These consolidated financial statements are presented in U . S dollar (US $ ) . The Group selected the US $ as its presentation currency to facilitate a more direct comparison to other competitors . 2. Foreign currencies Transactions in foreign currencies other than an entity's functional currency are initially measured in the functional currency of the entity using the exchange rate effective at the date of each transaction . Monetary assets and liabilities denominated in foreign currencies are translated at the closing exchange rate at the reporting date . Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income, under the caption “Finance income” or “Finance expense” . Notes to the financial statements for the years ended at December 31, 2025 and 2024 (Expressed in thousands of United States dollar) 202

3. Translation of subsidiaries financial statements The consolidated financial statements of foreign subsidiaries are prepared using each subsidiary’s respective functional currency . The results and financial position of all entities with a functional currency different from its ultimate parent's functional currency (R $ ) have been translated to R $ and then these financial statements have been translated from the parent  s functional currency (R $ ) into the Group’s presentation currency (US $ ), as follows : i. assets and liabilities are translated at the current rate at the date of each closing period; ii. income and expenses are translated at the average rate at the date of each closing period; and iii. all exchange rate translation differences are recognized in other comprehensive income (loss) and are presented in the statement of comprehensive income (loss) as foreign currency translation adjustments. 4. Basis of consolidation The Group consolidates all entities it controls . The Group controls an entity when the Group is exposed to or has rights to variable returns resulting with its involvement with the entity and has the ability to affect those returns through its power over the entity . Subsidiaries are consolidated from the date that the control is obtained by to the Group . Consolidation is discontinued from the date that control ceases . Investments in equity - accounted investees are recognized using the equity method . An associate is an entity over which the Group has significant influence but does not exercise effective control . Joint ventures are all entities over which the Group shares control with one or more parties . Accounting policies of subsidiaries have been changed where necessary to ensure consistency with policies adopted by the Group . Intercompany transactions, balances, income and expenses transactions between group companies are eliminated on consolidation . Non - controlling interests represent the portion of consolidated subsidiaries not owned by the Group and is presented in the consolidated financial statements as a part of shareholder’s equity . The net income (loss) attributable to non - controlling interests is presented in the statement of income . When the Group acquires or disposes of non - controlling interest of an entity that it already controls, any gains or losses arising from the difference between the amount paid or received and the carrying amount of the non - controlling interest on a per share basis is recognized in shareholder's equity under the caption "Capital transactions" . 5. New standards, amendments and interpretations a. Standards, amendments and interpretations recently issued and adopted by the Group IAS 21 - Effect of changes in exchange rates and translation of financial statements Starting from January 1 , 2025 , this amendment establishes accounting requirements for situations where a functional currency cannot be converted into other currencies . In such cases, the Company must use the most recent observable exchange rate to translate the results and financial position of foreign operations into its presentation currency . The entity should also disclose this exchange rate, the date it was observed, and the reasons why the currency is non - exchangeable . No impacts were identified due to this change . b. New accounting standards or amendments not yet effective. IFRS 18 Presentation and Disclosure in Financial Statements IFRS 18 will replace IAS 1 Presentation of Financial Statements and applies for annual reporting periods beginning on or after 1 January 2027 . The new standard introduces the following key new requirements . • Entities are required to classify all income and expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to present a newly - defined operating profit subtotal. Entities' net profit will not change. • Management - defined performance measures are disclosed in a single note in the financial statements. • Enhanced guidance is provided on how to group information in the financial statements. In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method. The Group is still in the process of assessing the impact of the new standard and will adjust its disclosures in the annual financial statements in accordance with the standard's requirements once it becomes effective. IFRS 9 and IFRS 7 – Classification, Measurement and Disclosure of Financial Instruments Starting January 1, 2026, amendments to IFRS 9 - Financial Instruments and IFRS 7 - Financial Instruments: Disclosures will become effective, establishing that: i. They clarify the timing of recognition and derecognition of financial assets measured at amortized cost or at fair value, and of financial liabilities, including transactions settled through electronic payment or clearing systems; ii. They enhance guidance for assessing the solely payments of principal and interest criterion, particularly for instruments containing contractual terms with contingent features, non - standard indices, or adjustments to consideration; and iii. They introduce additional disclosure requirements related to significant judgments applied in the classification of financial instruments and to equity instruments designated at fair value through other comprehensive income, including more detailed information on gains, losses and disposals. Additionally, with respect to power purchase agreements whose delivery is contingent upon weather - related factors, such as wind or solar energy purchase contracts with variable volumes, the amendments clarify the circumstances under which such instruments may qualify as contracts entered into for own use and, therefore, remain outside the scope of fair value measurement . The amendments also permit their designation as hedging instruments, provided that the formal documentation and effectiveness requirements set forth in the applicable standard are met . Furthermore, specific disclosures are required regarding the nature of such contracts, including their key terms and conditions, exposure to weather - related variables, and the corresponding impacts on profit or loss, cash flows and the entity’s risk management . The Group is currently assessing the impacts arising from the application of these amendments on its financial statements. 2.6 Significant accounting judgements and estimates The preparation of these consolidated financial statements requires the use of estimates and judgment by management in the application of the Group's accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Judgments: Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in the following notes: • Share - based compensation (note 24); Notes to the financial statements for the years ended at December 31, 2025 and 2024 (Expressed in thousands of United States dollar) 203

(JBS)

Notes to the financial statements for the years ended at December 31, 2025 and 2024
(Expressed in thousands of United States dollar)

• Deferred and current income taxes – uncertain tax treatments (note 9, 17 e 19)
Assumptions and estimation uncertainties: Information about assumptions and estimation uncertainties at the reporting date that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year is included in the following notes:

• Fair value measurement for biological assets (note 6);
• Recognition and recoverability of deferred income taxes assets (note 9);
• Impairment of financial assets (note 4);
• Key assumptions underlying the impairment test of goodwill (note 14);
• Key assumptions about the likelihood and magnitude of an outflow of resources related to the provision for legal proceedings (note 19);
• Derivative financial instruments and hedge accounting (note 27).

The Group periodically reviews the estimates and assumptions on an ongoing basis. Revisions to estimates are recognized prospectively.

3 Cash and cash equivalents, margin cash and long-term investments

Cash and Cash Equivalents

The Group considers all highly liquid investments with an original maturity of three months or less, readily convertible to known amounts of cash and subject to an immaterial risk of changes in fair value, to be cash equivalents. The carrying amount of these assets approximates their fair values. They comprise cash on hand, bank balances, and other highly liquid investments.

Margin Cash

The Group is required to maintain cash balances with a broker as collateral for exchange-traded futures contracts. These balances are classified as restricted cash as they are not available for use by the Group to fund daily operations. The balance of restricted cash also includes investments in Treasury Bills, as required by the broker, to offset the obligation to return cash collateral. The bills hedge inflation (or deflation) risk when held to maturity. The cash is redeemable when the contracts are settled, therefore they are not considered as cash and cash equivalents.

Investment Funds

The Company invests in a Receivables Investment Fund (FIDC). These investments are measured at fair value through profit or loss and are recognized based on the fund's net asset value.

Cash and cash equivalents	December 31, 2025	December 31, 2024
Cash on hand and at banks	**2,557,740**	2,197,822
CDB (bank certificates of deposit) / Overnight investments [1]	**1,937,761**	3,350,654
National Treasury Bills (*Tesouro Selic*) [3]	**69,635**	65,196
	4,565,136	**5,613,672**
Margin cash		
CME (Chicago Mercantile Exchange) Margin investments [2]	**105,993**	104,220
Investments in Treasury Bills [3]	**53,569**	32,334
	159,562	**136,554**
Investment funds		
Investment funds [4]	**45,780**	–
	45,780	–
Total	**4,770,478**	**5,750,226**

[1] CDBs are held at financial institutions and earn interest based on floating rates and are pegged to the Brazilian overnight interbank lending rate (*Certificado de Depósito Interbancário* - CDI). Overnight investments are equivalent to fixed-income instruments, earning interest at the FED rate + 0.05%.
[2] CME margin investments represent margin deposits allocated to fixed-income equivalent instruments. These investments accrue interest based on the Interest Rate on Reserve Balances (IORB).
[3] Brazilian Government securities (Tesouro Selic) are instruments acquired from financial institutions with conditions and characteristics similar to bank certificates of deposit (CDBs).
[4] Investment in a FIDC (Credit Rights Investment Fund) maturing in 2035, earning a fixed interest rate of 5% in 2025.

204

1,994,667 1,176,603 2,278,321 1,285,531 3,171,270 3,563,852 444,687 577,982 61,314 45,695 20,603 19,669 130,845 104,315 (89,060) (76,685) (4,119) (2,904) 564,270 668,072 3,735,540 4,231,924 4 Trade accounts receivable Trade accounts receivable correspond to amounts owed by customers in the ordinary course of business . If the receivable is due within one year or less the account receivable is classified as a current asset, otherwise the receivable is classified as a non - current asset . Accounts receivables are presented at amortized cost less any impairment . Accounts receivable denominated in currencies other than the entities functional currency are remeasured using the exchange rate in effect at the end of the reporting period . The age of accounts receivable along with the expected credit losses and present value adjustment are as follows : December 31, 2025 December 31, 2024 Current receivables Domestic sales Foreign sales Subtotal Overdue receivables: From 1 to 30 days From 31 to 60 days From 61 to 90 days Above 90 days Expected credit losses Present value adjustment (1) Subtotal Trade accounts receivable, net (1) The receivables are adjusted to present value using the interest rates applicable to the Group contracts present value using interest rates directly related to customer credit profiles. The weighted average discount rate used to calculate the present value of trade accounts receivable on December 31 , 2025 , was 5 . 60 % p . y . , and 5 . 52 % p . y . at December 31 , 2024 . Realization of the present value adjustment is recognized as deduction item to sales revenue . The Group carries out credit assignment transactions with financial institutions, which these institutions acquire credits held against certain third - party customers in the domestic and foreign markets . The assignment transactions are negotiated with a transfer of the risks and benefits to the financial institutions - described within note 8 related party transactions . Within trade accounts receivable, the diversity of the portfolio significantly reduces overall credit risk . To further mitigate credit risk, parameters have been put in place when credit is provided to customers such as requiring minimum financial ratios, analyzing the operational health of customers, and reviewing references from credit monitoring entities . The Group does not have any customer that represents more than 10 % of its trade receivables or revenues . Expected credit losses are estimated based on an analysis of the age of the receivable balances and the client's current credit rating status . The Group writes - off accounts receivables when it becomes apparent, based upon age or customer circumstances, that such amounts will not be collected . The resulting expected credit losses are recognized in the statement of income within “Selling Expenses” . Below are the changes in the allowance for expected credit losses : Changes in expected credit losses: December 31, 2024 December 31, 2025 (84,913) (89,060) Balance at the beginning of the year (17,195) (31,732) Additions 7,684 49,485 Write - offs/Reversals 5,364 (5,379) Exchange rate variation (89,060) (76,686) Balance at the end of the year 5 Inventories Inventories are stated at the lower of the average cost of acquisition or production and their net realizable value . In the case of finished products and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity, such as purchased raw materials, livestock purchase costs, livestock grow out costs (primarily feed, livestock grower pay and catch and haul costs), labor, manufacturing and production overheads . Biological assets are reclassified to work in progress inventory at the time of slaughter based on their carrying amounts, which is historical cost as described in accounting policies in Note 6 - Biological assets . Finished products Work in process Raw materials Supplies December 31, 2024 December 31, 2025 3,018,302 3,859,259 492,015 546,473 847,909 1,015,266 657,763 686,167 5,015,989 6,107,165 In the year ended December 31 , 2025 and 2024 , the Company recognized adjustments to the net realizable value of inventories, including additions and write - offs recorded in the cost of goods sold, in the amounts of US $ ( 18 , 160 ) and US $ ( 13 , 957 ), respectively . 6 Biological assets The Group's live animals consist of chickens, cattle, hogs and fish and are segregated into consumables and bearer assets . The animals classified as consumables are those intended for slaughtering to produce in - natural meat or processed and by - products . Until they reach the appropriate weight for slaughtering, they are classified as immature . The slaughtering and production processes occur in a very short period of time and, as a consequence, only live animals transferred to slaughter are classified as mature . The animals designated as bearer assets (breeder chickens, hogs, fish), are those which are intended to produce other biological assets . Until they reach the age of reproduction they are classified as immature and when they are able to start the reproductive cycle are classified as mature . Notes to the financial statements for the years ended at December 31, 2025 and 2024 (Expressed in thousands of United States dollar) 205

Biological assets (live animals) are measured at their fair value, using the cost or income approach technique to live animals, depending on the nature and location of the asset (live animals) . In determining the fair value of live animals, all losses inherent to the breeding process are already considered . For assets kept for production the cost is amortized over time, considering the reduction already recognized during its life cycle . The fair value measurement of biological assets falls under Level 2 for assets where the availability of prices for similar assets in active markets or observable data that are not directly the prices of the specific asset exist and Level 3 for asset with unobservable inputs such as weight, storage costs, medications, among others . The fair value of live animals may fluctuate due to increases or decreases in feed costs, storage costs, and integrated producer costs . For forests, changes may occur due to variations in discount rates, wood prices, or tree age . Chicken and eggs: Current (consumable) - are broiler chickens that will be slaughtered upon maturity . Broiler chickens remain in development for a period of 30 to 48 days to produce fresh meat and/or commercialized products . Eggs are kept in hatcheries from 21 to 25 days . Non - current (bearer assets) - are breeder chickens that are set aside for breeding and have an estimated useful life of 68 weeks ( 476 days) . The animals in this category are segregated between mature, when they are in the breeding stage and immature when they are under development . The costs associated to breeder chickens are accumulated up to the production stage (immature) and amortized over their productive lives based on an estimate of their capacity to produce eggs (mature) . Amortization of the mature hen is included under the caption “Cost of sales” in the statement of income . Cattle: Current (consumable) - are owned cattle in feedlots and grass - fed cattle which remains under development for 90 to 120 days. Non - current (bearer assets) - are breeder bulls that are set aside for breeding and have an estimated useful life of 5 years ( 1 , 825 days) . The costs associated to breeder bulls are accumulated up to the production stage (immature) and amortized over their productive lives based on an estimate of their capacity to produce new assets (cattle) . Amortization of mature bulls is included under the caption “Cost of sales” in the statement of income . Hogs: Current (consumable) - are hogs that will be slaughtered upon maturity . Hogs remain in development for a period of 170 to 175 days to produce fresh meat and/or industrialized products . Non - current (bearer assets) - are hogs that are set aside for breeding which have an estimated useful life of 27 months ( 810 days) . The costs associated with breeder hogs are accumulated up to the production stage and amortized over their productive lives based on an estimate of their capacity to produce new assets (hogs) . Amortization of breeder hogs is included under the caption “Cost of sales” in the statement of income . Fish and eggs: Current (consumable) - Refers to live finfish weighing more than approximately 1 kg that are destined slaughter after the maturation period . Finfish at this stage are measured at fair value less cost to sell . Non - current (developing stage) - Refers to eggs, juveniles, smolt and live finfish below approximately 1 kg . The estimated time period for eggs to develop to fish being placed at sea is approximately 24 months . These biological assets are measured at cost . Non - current (bearer assets) - Refers to breed stock that are set aside for breeding which have an estimated useful life of 36 months ( 1 , 095 days) . The costs associated with breed stock fish are accumulated up to the production stage and amortized over their productive lives based on an estimate of their capacity to produce new assets . Amortization of breed stock fish is included under the caption “Cost of goods sold” in the statement of income . Current biological assets (consumable): Chicken and eggs Cattle Hogs Lamb Fish (biomass - kg) Total current December 31, 2024 December 31, 2025 Quantity Amount (thousands) Quantity Amount (thousands) 553,455 64 8,153 1 23,525 598,232 68,789 731,104 189 209,909 705,445 70 8,553 48 30,099 682,393 96,498 786,831 8,811 252,233 1,608,223 1,826,766 Non - current biological assets (bearer assets): December 31, 2025 Quantity December 31, 2024 Quantity (thousands) Amount (thousands) Amount 26,052 204,160 26,561 238,586 Mature chickens (breeding stage) 16,362 189,763 17,260 232,359 Immature chickens (in development) and eggs 1 2,225 1 2,130 Cattle 680 106,793 688 124,981 Hogs 51 1,178 58 1,821 Mature fish (biomass - kg) 574 12,372 692 10,128 Immature fish (biomass - kg) and eggs 938 1,743 893 1,794 Eucalyptus forests (hectares) 518,234 611,799 Total non - current 2,126,457 2,438,565 Total of biological assets: Notes to the financial statements for the years ended at December 31, 2025 and 2024 (Expressed in thousands of United States dollar) 206

December 31, 2024 December 31, 2025 December 31, 2024 December 31, 2025 531,477 518,234 1,712,153 1,608,223 – – – – 1,366,906 1,471,224 10,680,387 10,602,793 (67,825) (84,532) (12,129,791) (11,922,256) 235,677 255,223 435,186 498,175 (189) 236 158,788 18,912 (913,073) (925,386) 913,073 925,386 (45,443) 29,457 (161,573) 95,533 (589,296) (652,657) – – 518,234 611,799 1,608,223 1,826,766 Changes in biological assets: Current Non - current Balance at the beginning of the period Business combination Increase by reproduction (born) and cost absorption including death Reduction for slaughter, sale or consumption Purchases Fair value adjustments Reclassification from non - current to current Exchange rate variation Amortization Balance at the end of the period 7 Recoverable taxes Recoverable taxes as of December 31, 2025 and December 31, 2024 was comprised of the following: December 31, 2025 December 31, 2024 650,728 732,866 404,673 380,218 960,161 1,683,298 16,176 16,950 7,657 5,180 10,788 13,271 2,050,183 2,831,783 637,728 957,211 1,412,455 1,874,572 2,050,183 2,831,783 Value - added tax on sales and services – ICMS / IVA / VAT / GST Social contribution on billings - PIS and COFINS Withholding income tax - IRRF / IRPJ Excise tax – IPI Reintegra Other Current Non - current Value - added tax on sales and services (ICMS/ IVA / VAT / GST) : Refers to excess credits derived from purchases of raw materials, packaging and other materials over tax charges due on domestic sales, since exports are exempt . Since these credits do not expire, the Group expects to recover the total amount of the tax credit, including Brazilian ICMS credits from other states (based on the difference between the statutory rate of tax and the effective rate for ICMS collection in the state of origin) either through offsetting tax charges on domestic sales or through purchases of fixed assets, packaging, electricity, and other vendors . Social contribution on billings - PIS and COFINS : Refers to value added taxes (non - cumulative PIS and COFINS credits) arising from purchases of raw materials, packaging and other materials used in products sold in markets outside of Brazil . Such credits do not expire and can be offset against other federal taxes, such as income taxes, or used to settle, administrative or judicial proceedings . The Group started to offset the PIS and COFINS credits generated, starting in August 2018 with social security debts . Withholding income tax - IRRF/IRPJ : Refers mainly to income tax paid by foreign subsidiaries, Brazilian withholding income tax on short - term investments, and income tax and social contribution prepayments made based on estimates . As of December 31 , 2025 , the amount of US $ 1 . 97 billion (US $ 1 . 61 billion as of December 31 , 2024 ) relates to income tax credits from foreign subsidiaries, which have no expiration period . Additionally, US $ 632 , 339 (US $ 760 , 622 as of December 31 , 2024 ) corresponds to provisions for income taxes on the taxable profits of foreign subsidiaries due to disputes over the taxation of earnings from affiliates in countries with international treaties . As a result, the net amount for the Group, representing the difference between the tax credit and the provision, is US $ 1 . 34 billion (US $ 857 , 517 as of December 31 , 2024 ) . Excise tax – IPI : Refers to value added taxes incurred upon the production of goods in Brazil . The rates may differ according to the type of product, volume or selling price . These credits do not expire and can be used to pay other federal taxes or reimbursed in cash . Reintegration of the Special Tax Values - Reintegra : Refers to tax incentives for exports which can be fully or partially reimbursed in cash . Tax credit amounts are calculated by multiplying the statutory rate by gross revenue from the export of certain commercial products . These credits do not expire and can be offset against other federal taxes, such as income taxes, or reimbursed in cash . 8 Related party transactions The main balances and transactions between related parties are presented and described below . Amounts charged include borrowing costs, interest and management fees, when applicable . Information on the Group’s structure is provided in Note 1 . 1 Reporting entity . J&F S . A . is the ultimate controlling shareholder of the Group . Related party (payable) and receivables 2024 2025 December 31, 2024 December 31, 2025 – 3,216 14 – (14,054) (10,930) 2,757 – – 77,355 – – (147,123) (43,876) 41,231 – 3,230 (22,227) 77,355 (149,768) Balance sheet position Statements of income effect Reimbursement of administrative and funding costs Laguz I Fundo de Investimento (1) J&F (2) Flora Produtos de Higiene e Limpeza S.A. (3) J&F Oklahoma Holdings, Inc Selic IPCA CDI 3.4% p.y. (1) In May 2025 , the indirect subsidiary JBS S . A . acquired tax credit rights from the related party Laguz I Fundo de Investimento through an agreement providing for 28 installments, with final maturity in April 2028 . These tax credits originate from a judicial claim related to the export credit premium incentive . The case has already been definitively ruled in favor of the taxpayer, and is currently in the final stage of assessment and confirmation of the credit balance . The credit rights were acquired at an approximate discount of 35% , and the credits will be used to offset JBS S . A . ’s tax obligations once the case is finalized and the use of the credits is authorized by the relevant regulatory authorities . The credits have been recorded under “Other non - current assets” . Notes to the financial statements for the years ended at December 31, 2025 and 2024 (Expressed in thousands of United States dollar) 207

(2) The net balance payable to J&F refers to : (i) US $ 79 , 571 receivable, arising from the settlement agreement entered into between JBS S . A . , J&F, and certain former executives of the Company, which resulted in the definitive termination of the dispute addressed in arbitration proceeding, under which J&F committed to settle the amount in accordance with the terms and conditions set forth in the agreement ; and (ii) US $ 123 , 446 payable, related to the purchase of the Araputanga Plant, to be settled in 17 installments, with final maturity in May 2027 . (3) On December 30 , 2024 , the indirect subsidiary JBS S . A . entered into an agreement to sell its Hygiene and Beauty operations to its related party, Flora Produtos de Higiene e Limpeza S . A . The transaction includes the selling of assets and operations related to the manufacturing and commercialization of hygiene and beauty products, as per the terms agreed upon by the parties . The transaction was completed on December 31 , 2025 , for an amount of US $ 57 , 248 , with a remaining receivable balance of US $ 41 , 231 recognized under the line item “Related party receivables” . Other financial transactions in the Group The Group entered into an assignment agreement with Banco Original S . A, direct subsidiary of the parent Group J&F, pursuant to which Banco Original S . A . acquires trade accounts receivables of certain customers in Brazil and abroad . The assignments are carried out on a non - recourse basis, with the definitive transfer of the risks and rewards of the receivables to Banco Original . For the year ended December 31 , 2025 , the Group incurred in a loss from the sale of the receivables of US $ 117 , 018 (US $ 102 , 453 for the year ended December 31 , 2024 ), recognized as financial expenses . As of December 31 , 2025 , the indirect subsidiary JBS S . A . and certain of its subsidiaries held investments with Banco Original, of US $ 454 , 781 (US $ 303 , 195 as of December 31 , 2024 ), recognized as cash and cash equivalents . The cash investments and cash equivalents have similar rates of return as CDIs (Certificado de Depósito Interbancário) . For the year ended December 31 , 2025 , the Group earned interest from these investments of US $ 27 , 827 (US $ 33 , 065 for the year ended December 31 , 2024 ), recognized as finance income . The indirect subsidiary JBS S . A . has commitments to purchase cattle for future delivery signed with certain suppliers, including the related party JBJ, guaranteeing the acquisition of cattle for a fixed price, or to be fixed, with no cash effect on the Group until the cattle are delivered . Based on these future delivery contracts, as of December 31 , 2025 , the Company has commitments agreements in the amount of US $ 115 , 804 (US $ 48 , 318 as of December 31 , 2024 ) . The indirect subsidiary JBS S . A . has transactions with Prima Foods S . A . for the purchase of bovine slaughtering residues for greasing operations . No expense for expected credit losses relating to related - party transactions were recorded during the year ended December 31 , 2025 . Remuneration of key management Key management personnel consist of the members of the Board of Directors and the Company's executive officers . Members of the Board of Directors are appointed by contract and have a formal relationship with the Company, but are not entitled to typical corporate benefits associated with an employment relationship . The Company’s executive officers maintain an employment relationship through labor contracts entered into in accordance with the applicable legislation in each country . The aggregate amount of compensation received by the Company’s key management for the year ended December 31 , 2025 and 2024 was : Salaries and wages Variable cash compensation Share - based payments 2024 2025 8,989 6,779 23,390 19,242 – – 32,379 26,021 9 Income taxes Current taxes The Group and its subsidiaries, located both in Brazil and abroad, are taxed in accordance with the tax legislation in effect in each country . The Group analyzes the results of each subsidiary to apply the relevant income tax legislation, in order to comply with treaties signed by Brazil and to avoid double taxation . Income tax and social contribution taxes are calculated based on the taxable profit for the year and any adjustments relating to prior years . The amount of current tax payable or recoverable is recorded based on Management’s best estimate, taking into account uncertainties related to the calculation of such taxes . The current income tax charge is calculated using enacted or substantively enacted tax rates at the end of the reporting period in the countries where the Group’s subsidiaries operate and generate taxable income . Management periodically evaluates positions taken in which applicable tax regulation is subject to interpretation and recognizes an accrual, if needed, for probable payments of income tax . In accordance with the technical interpretation IFRIC 23 , the Management assessed the relevant tax decisions, identifying any differences in relation to the tax positions adopted by the Group . Based on this analysis, and considering legal opinions and applicable jurisprudence, a provision amounting to US $ 632 million (US $ 759 million as of December 31 , 2024 ) was recognized, pertaining to divergences in the taxation of profits from subsidiaries abroad in countries with international treaties . This provision was recorded, reducing the recoverable taxes line item to reflect the potential future realization of this value . The Company periodically reviews its tax positions where there are uncertainties regarding the applied tax treatment and, whenever necessary, adjusts the provision in accordance with changes in the current regulatory and jurisprudential environment . Deferred taxes In the financial statements, the Group deferred tax assets and deferred tax liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities, and when they relate to income taxes levied by the same taxation authority on the same taxable entity, or on different taxable entities that intend either to settle current tax balances on a net basis or to realize the assets and settle the liabilities simultaneously . Within the Group, tax calculations relate to known tax matters arising from judgments used to measure tax liabilities in the application of complex tax regulations, which are continuously evolving in the tax jurisdictions where the Group operates . Deferred taxes assets are recognized only when it is probable that future taxable profits will be available against which temporary differences may be utilized and tax losses offset, based on projections of taxable results as well as technical feasibility studies submitted annually to the Group Management and, when applicable, to the management bodies of its subsidiaries . Changes in tax laws and tax rates may affect deferred tax assets and liabilities recorded in the future . Management does not believe there is a reasonable likelihood of a material change in the recognized balances ; however, at the end of the fiscal year, the final tax assessment may result in a payment significantly different from the current estimate of tax liabilities or in a change in the effective tax rate reported in the financial statements, due to the complexity of these tax matters . An unfavorable legal settlement for the Group would require a cash outflow and could result in an increase in the effective tax rate upon assessment ; a favorable legal settlement may result in a reduction of the effective tax rate upon assessment . Notes to the financial statements for the years ended at December 31, 2025 and 2024 (Expressed in thousands of United States dollar) 208

Deferred taxes are recognized on tax loss carryforwards, negative social contribution bases, and temporary differences between the tax bases and the carrying amounts of assets and liabilities . Deferred taxes are not recognized when arising from asset and/or liability adjustments that do not affect the tax bases, except for adjustments related to business combinations . Deferred taxes are determined using tax rates (and laws) that are enacted or substantively enacted at the end of the current reporting period and are expected to apply when the deferred tax asset is realized or the deferred tax liability is settled . Deferred tax expenses related to goodwill amortization are recognized only when tax amortization of goodwill is recorded for tax purposes . Tax losses incurred in Brazil do not expire, however their utilization is limited to 30 % of taxable income for each fiscal year . The utilization of tax losses in other jurisdictions expires within periods ranging from 10 to 20 years . Deferred income taxes assets Deferred income taxes liabilities December 31, 2024 December 31, 2025 651,178 547,014 (1,095,291) (1,169,300) (444,113) (622,286) a. Composition of deferred tax income and social contribution 1. The current balance of benefits related to the tax effects of accumulated tax losses and negative social contribution bases unrecognized by subsidiaries as of December 31 , 2025 was US $ 403 , 460 (US $ 531 , 305 as of December 31 , 2024 ) . These amounts originate from companies that do not have a history of profitability or sufficient future profit projections to support their recognition . Balance at December 31, 2025 684,003 40,098 81,251 (171,114) (53,021) 41,705 4,062 12,805 2,451 273,051 320,200 31,567 57,287 (847,103) (491,382) (96,535) 16,891 (528,502) (622,286) Other Adjustments (1) Exchange variation Statement of income Balance at January 1, 2025 (191,303) 47,942 148,090 679,274 Tax Loss and Negative Social Contribution Base – 3,251 (5,458) 42,305 Expected credit losses on trade accounts receivable – 8,706 (21,943) 94,488 Provisions for contingencies – (7,039) (58,238) (105,837) Fair Value Adjustment – 7,555 22,931 (83,507) Inventory valuation (441) 5,223 (9,037) 45,960 Hedge Operations (2) – (78) (4,657) 8,797 Tax Credits - Foreign Subsidiaries – – 3,841 8,964 Provision for Work Accident Insurance - Foreign Subsidiaries (1,773) (27) 1,043 3,208 Pension Plan - Foreign Subsidiaries – 5,278 17,919 249,854 Trade accounts payable accrual – 2 40,627 279,571 Interest Portion to be Deductible – 2,366 3,235 25,966 Right of use assets 73 (24,901) 29,219 52,896 Other Temporary Differences – (78,223) (41,503) (727,377) Goodwill amortization (912) (4,627) (19,926) (465,917) Business Combinations – (11,010) 2,588 (88,113) Realization of other reserves – 2,031 (417) 15,277 Cut Off Adjustments (sales) – – (48,580) (479,922) Accelerated depreciation and amortization Deferred taxes, net (444,113) 59,734 (43,551) (194,356) Balance at December 31, 2024 Other Adjustments (1) Exchange variation Statement of income Balance at January 1, 2024 679,274 (372) (136,885) (23,641) 840,172 Tax Loss and Negative Social Contribution Base 42,305 1 (4,483) 8,701 38,086 Expected credit losses on trade accounts receivable 94,488 – (22,310) (8,595) 125,393 Provisions for contingencies (105,837) – (4,583) (30,997) (70,257) Fair Value Adjustment (83,507) – (1,248) 66,559 (148,818) Inventory valuation 45,960 (265) 1,597 69,993 (25,365) Hedge Operations (2) 8,797 – (36) (14,851) 23,684 Tax Credits - Foreign Subsidiaries 8,964 – (126) 1,163 7,927 Provision for Work Accident Insurance - Foreign Subsidiaries 3,208 (147) (1,104) (7,497) 11,956 Pension Plan - Foreign Subsidiaries 249,854 39 (3,891) 22,747 230,959 Trade accounts payable accrual 279,571 – 3,037 64,576 211,958 Interest Portion to be Deductible 25,966 37 (3,592) 4,104 25,417 Right of use assets 52,896 (2,032) (11,406) (2,555) 68,889 Other Temporary Differences (727,377) – 166,304 (41,842) (851,839) Goodwill amortization (465,917) – 4,602 (26,269) (444,250) Business Combinations (88,113) – 25,092 2,435 (115,640) Realization of other reserves 15,277 – (1,019) 15,678 618 Cut Off Adjustments (sales) (479,922) – 3,091 31,273 (514,286) Accelerated depreciation and amortization Deferred taxes, net (585,396) 130,982 13,040 (2,739) (444,113) (1) For the year ended December 31, 2025, mainly refers to the transfer of tax loss carryforwards and negative Social Contribution on Net Profit bases from the indirect subsidiary Seara Alimentos and its indirect subsidiaries to JBS S.A. These tax losses were used to settle a tax assessment related to the taxation of profits earned abroad for the 2016 calendar year, which was upheld in a final decision by the Administrative Council of Tax Appeals through a casting vote. This enabled full settlement with reductions in fines and interest by using the accumulated tax loss carryforwards. The adjustment also includes deferred taxes related to the gain on the purchase of Agro Alfa and Via Rovigo, as well as cash flow hedge operations recognized in other comprehensive income by the subsidiary Seara Alimentos, and the pension plan in the United States of America. (2) The hedge and hedge accounting operations are demonstrated in footnote 27 - Risk management and financial instruments. Notes to the financial statements for the years ended at December 31, 2025 and 2024 (Expressed in thousands of United States dollar) 209

(JBS)

Notes to the financial statements for the years ended at December 31, 2025 and 2024
(Expressed in thousands of United States dollar)

a.2 Expected realization of deferred income tax and social contribution on tax losses and negative bases

Deferred tax assets arising from temporary differences will be realized as they are settled or realized. The period of settlement or realization of such differences is imprecise and is linked to several factors that are not under the control of the Group.

In estimating the realization of deferred tax assets, constituted on tax losses and negative basis of social contribution, the Group considers its adjusted budget and strategic plan, based on estimates of the main tax additions and exclusions. Based on this estimate, the Group believes that it is probable that these deferred tax credits will be realized.

b. Reconciliation of income tax and social contribution expense:

	2025	2024
Profit (loss) before taxes	**2,620,298**	2,711,003
Brazilian statutory corporate tax rate	**(34)%**	(34)%
Expected tax benefit (expense)	**(890,901)**	(921,741)
Adjustments to reconcile taxable income tax expense (benefit):		
Share of profit of equity-accounted investees	**5,745**	1,001
Non-taxable tax benefits [3]	**227,075**	203,381
Difference of tax rates on taxable income from foreign subsidiaries	**75,755**	167,945
Transfer pricing adjustments	**(34)**	(952)
Profits taxed by-foreign jurisdictions [4]	**152,352**	(203,735)
Current year deferred taxes not recognized and deferred taxes recognized in prior years	**(3,552)**	(40,230)
Dividends paid abroad	**(7,142)**	–
Non-taxable interest - Foreign subsidiaries	**21,299**	671
Donations and social programs expenses [5]		(891)
Research and development benefit	**4,960**	4,141
SELIC interest on tax credits	**34,957**	26,029
Other permanent differences	**(11,020)**	20,988
Current and deferred income tax benefit (expense)	**(390,506)**	**(743,393)**
Current income tax	**(450,240)**	(870,474)
Deferred income tax	**59,734**	127,081
	(390,506)	**(743,393)**
Effective income tax rate	**(14.90)%**	**(27.42)%**

The average effective tax rate is calculated as the ratio between tax expense (income) and accounting profit. This rate can be influenced by operations that impact tax expense (income), but which have no direct relationship with net income for the period. The following are examples of these operations: the effects of unrecognized deferred taxes, income tax, and social contributions on the realization of the revaluation reserve. This information should be considered when analyzing the effective tax rate.

The nominal tax rate of 34% was adopted in the income tax reconciliation as it reflects the expected tax burden on the Group's profit, since the profits of international subsidiaries located under the JBS S.A. structure are taxed in Brazil at a rate of 34% through the Taxation of Foreign Profits (TBU) mechanism. This rate adequately represents the consolidated nominal tax burden, as provided for in paragraph 85 of IAS 12 – Income Taxes.

(3) The Group and its subsidiaries have subsidies granted by state governments, as a presumed credit, in accordance with the regulations of each state. The amounts appropriated from this tax incentive as revenue in the income statement are excluded in the calculation of taxes on profit, when the requirements set out in current legislation are met.

(4) The income from foreign subsidiaries must be taxed at the Brazilian statutory tax rate of 34%, and the income tax paid abroad by these subsidiaries may be used to compensate income taxes to be paid in Brazil. The results obtained from foreign subsidiaries are subject to taxation by the countries where they are based, according to applicable rates and legislation (profits taxed by-foreign jurisdictions included in the reconciliation of income tax and social contribution expense). The Group analyzes the results of each subsidiary for the application of its income tax legislation, in order to respect the treaties signed by Brazil and avoid double taxation.

(5) Refers to the donations, as described in Note 26 – Expenses by nature.

Global Minimum Tax

The Organization for Economic Cooperation and Development (OECD) is an international organization composed of 38 member countries that work together to create international standards and seek solutions for various social, economic, and environmental challenges. These solutions range from improving economic performance and creating jobs to promoting sound education and combating international tax evasion.

Regarding the fight against tax evasion, the BEPS (Base Erosion and Profit Shifting) project was created in 2013. This initiative is a collaboration between the G20 (group of the twenty largest economies) and the OECD. The goal of the BEPS project is to implement 15 measures to combat tax evasion, improve the coherence of international tax rules, and ensure a more transparent tax environment on the international stage. The project aims to prevent the abuse of tax regulations that result in the erosion of the tax base, mainly through profit shifting to more favorable or zero-tax jurisdictions.

Pillar II is part of one of the OECD's latest initiatives, known as BEPS 2.0. It aims to address tax-related issues arising from changes in business models in a globalized environment. The objective of Pillar II is to create a global minimum tax system for multinational companies with an annual global turnover exceeding EUR750 million. This additional taxation aims to balance the global collection of income taxes from these companies and ensure the payment of a minimum effective global rate of 15% per jurisdiction where the multinational group operates.

From the 2024 calendar year onward, Pillar II rules came into effect in various jurisdictions, impacting multinationals operating in these markets. However, during the first three years of implementation, transitional rules (Safe Harbor) were established to simplify the calculation of the effective tax rate per jurisdiction, facilitating the adaptation of multinational groups to the new requirements.

Additionally, the Company has adopted International Tax Reform - Pillar II Model Rules (Amendments to IAS 12) upon their release on May 23, 2023. The amendments provide a temporary mandatory exception from deferred tax accounting for the impacts of the top-up tax, which is effective immediately, and requires new disclosures

210

(JBS)

Notes to the financial statements for the years ended at December 31, 2025 and 2024
(Expressed in thousands of United States dollar)

about the Pillar II exposure. The Company has applied the temporary mandatory relief from deferred tax accounting for the impacts of the top-up tax and will account for it as a current tax if it is incurred.

As the Group is in scope of these rules and operates in several jurisdictions that adopted the global minimum tax from 2024, including Australia, Canada, France, Ireland, Luxembourg, Malta, the Netherlands, and the United Kingdom, the Company assessed the potential impact of these regulations. Based on current assessments, the Company has not identified any significant tax exposure resulting from this tax in this fiscal year.

10 Investments in equity-accounted investees, associates and joint venture

Investments in associates and jointly controlled entities ("joint ventures") are accounted for using the equity method. Associates are those in which the Group exercises significant influence, but not control. Joint ventures are those in which control is exercised jointly by the Group and one or more partners.

The financial statements of its subsidiaries are adjusted to align their accounting policies with those established by the Group. All transactions, balances, and unrealized gains and losses arising from transactions between group companies have been eliminated.

Non-controlling interests are presented in the consolidated financial statements as an integral part of shareholders' equity, and the results attributable to them are presented separately in the statement of income.

When the Group acquires additional shares or other equity instruments of an entity it already controls, the gains and losses arising from such changes in ownership interest are recognized directly in equity under "Capital Transactions."

Relevant information regarding investments for the year ended December 31, 2025:

	Ownership Interest	Total Assets	Share capital	Equity	Net revenue	Net income
i. Joint venture:						
Meat Snack Partners do Brasil Ltda.	50%	70,827	4,318	46,605	231,666	17,252
ii. Associates:						
JBS Foods Ontario, Inc.	100%	28,281	1	18,750	160,307	1,375
Birla Societá Agricola Srl	20%	–	2,939	9,271	–	214
Mantiqueira Alimentos S.A.	48.5%	416,814	37,735	156,959	429,017	14,418
Mantiqueira International B.V.	48.5%	96,242	1	–	–	(2,409)

Changes in Investments:

					Equity		
	Participation	Balance at January 1, 2025	Addition	Profit distribution	Changes in the equity of investees	Proportionate share of income	Balance at December 31, 2025
Meat Snack Partners do Brasil Ltda.	50%	19,334	–	(7,268)	1,581	9,654	**23,301**
JBS Foods Ontario, Inc.	100%	17,372	–	–	4	1,375	**18,751**
Birla Societá Agricola Srl	20%	1,606	–	–	205	43	**1,854**
Mantiqueira Alimentos [(1)]	48.5%	–	117,062	(1,891)	6,710	6,993	**128,874**
Mantiqueira International B.V. [(2)]	48.5%	–	–	–	–	(1,168)	**(1,168)**
Total		**38,312**	**117,062**	**(9,159)**	**8,500**	**16,897**	**171,612**

				Equity		
	Participation	Balance at January 1, 2024	Profit distribution	Changes in the equity of investees	Proportionate share of income	Balance at December 31, 2024
Meat Snacks Partners, LLC	50%	38,922	(10,673)	(10,461)	1,546	**19,334**
JBS Foods Ontario, Inc.	100%	15,994	–	(33)	1,411	**17,372**
Birla Societá Agricola Srl	20%	1,685	–	(67)	(12)	**1,606**
Total		**56,601**	**(10,673)**	**(10,561)**	**2,945**	**38,312**

(1) The Company, through its subsidiary JBS Holding, formalized on January 27, 2025, an agreement to acquire 48.5% of the total share capital and 50% of the voting shares of Mantiqueira Alimentos Ltda., a leading company in organic eggs (produced without antibiotics, hormones, and with free-range hens). The transaction received unconditional approval from CADE (Administrative Council for Economic Defense) on February 26, 2025 and was finalized on April 1st, 2025. On December 10, 2025 JBS N.V. received from JBS Participações S.A. 100% of the equity interest held in JBS Holding Ltda., as an in-kind dividend distribution. The transaction did not involve any cash outlay and was recorded at the carrying amount of the investment.

(2) Mantiqueira International was incorporated on August 20, 2025, and is accounted for as a joint venture in which JBS N.V. holds a 48.5% equity interest. On November 14, 2025, JBS N.V., through its direct subsidiary Mantiqueira International and its indirect subsidiary Mantiqueira USA Inc., entered into an agreement to acquire 100% of the equity interests of Hickman's Egg Ranch, one of the leading egg producers in the United States.

11 Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment losses. Historical cost includes expenditures that are directly attributable to the purchase of the items and the costs attributable to bringing the asset to its working condition for its intended use. When parts of an item of property, plant and equipment have different useful lives, those components are accounted for as separate items of property, plant and equipment.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with these costs will flow to the Group and they can be measured reliably. The carrying amount of the replaced items or parts are recognized. All other repairs and maintenance costs are charged to the statement of income in the period in which they are incurred.

211

Depreciation is recognized using the straight - line method over the estimated useful lives of the assets . Assets are depreciated to their residual values . Land and construction in progress is not depreciated . The Group assesses the recoverability of long - lived assets whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable . When future undiscounted cash flows of assets are estimated to be insufficient to recover their related carrying value, the Group compares the asset’s estimated future cash flows, discounted to present value using a risk - adjusted discount rate, to its current carrying value and records a provision for impairment as appropriate . The assets’ residual values and useful lives are reviewed and adjusted, if needed, at the end of each reporting period and the effect of any change in estimates is accounted for prospectively . Annually, the Group tests the recoverability of its assets that were identified as having any indicator of impairment using the concept of value in use through discounted cash flow models . The tests for recoverability of assets are applied at the end of each fiscal year on December 31 , follow by indications of impairment during the year . For the year ended December 31 , 2025 the Group recognized impairment of property, plant and equipment in the amount of US $ 493 (US $ 26 , 414 and US $ 23 , 491 for the year December 31 , 2024 and 2023 ) related to the indirect subsidiary Planterra Foods Company, located at United States, due the closing of its operations Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are recognized within the statement of income . The Group’s construction in progress relates to investments for expansion, modernization and adaptation of plants for the purposes of increasing productivity and obtaining new certifications required by the regulatory authorities . When these assets are completed and placed in service, they are transferred to property, plant and equipment and depreciation commences . As of December 31 , 2025 the Group has entered several purchase commitments for machinery and equipment, vehicles and construction in progress in the amount of US $ 723 , 977 (US $ 281 , 548 as of December 31 , 2024 ) . Net amount December 31, 2024 December 31, 2025 Accumulated depreciation Cost Useful life 3,991,581 4,492,598 (2,362,872) 6,855,470 5 to 60 years Buildings 1,060,288 1,172,513 – 1,172,513 – Land 4,038,196 4,446,022 (6,027,805) 10,473,827 3 to 30 years Machinery and equipment 682,348 867,977 (468,166) 1,336,143 10 to 30 years Facilities 187,164 194,719 (373,379) 568,098 2 to 15 years Computer equipment 275,582 371,819 (221,720) 593,539 3 to 35 years Vehicles (land and air) 1,238,785 1,697,271 – 1,697,271 – Construction in progress 306,936 402,739 (577,265) 980,004 2 to 25 years Others 11,780,880 13,645,658 (10,031,207) 23,676,865 Changes in property, plant and equipment: Balance at December 31, 2025 Exchange rate variation Depreciation Disposals Additions net of transfers (1) (2) Balance at January 1, 2025 4,492,598 241,610 (255,852) (4,663) 519,922 3,991,581 Buildings 1,172,513 94,266 – (9,562) 27,521 1,060,288 Land 4,446,022 228,483 (666,651) (20,622) 866,616 4,038,196 Machinery and equipment 867,977 86,258 (55,755) (4,087) 159,213 682,348 Facilities 194,719 8,986 (69,754) (1,942) 70,265 187,164 Computer equipment 371,819 22,634 (54,161) (15,914) 143,678 275,582 Vehicles (land and air) 1,697,271 96,540 – (6,011) 367,957 1,238,785 Construction in progress 402,739 20,996 (61,091) (11,045) 146,943 306,936 Other 13,645,658 (73,846) (1,163,264) 799,773 2,302,115 11,780,880 Balance at December 31, 2024 Exchange rate variation Depreciation Disposals Additions net of transfers (1) Acquired in business combination Balance at January 1, 2024 3,991,581 (449,250) (249,719) (13,426) 389,071 656 4,314,249 Buildings 1,060,288 (181,067) – (4,535) 44,368 887 1,200,635 Land 4,038,196 (368,954) (651,884) (26,273) 773,330 1,387 4,310,590 Machinery and equipment 682,348 (179,460) (52,546) (483) 150,793 8 764,036 Facilities 187,164 (11,809) (61,550) (2,952) 97,172 12 166,291 Computer equipment 275,582 (39,827) (44,931) (13,116) 100,767 26 272,663 Vehicles (land and air) 1,238,785 (185,089) – (4,609) (209,062) 826 1,636,719 Construction in progress 306,936 (15,169) (42,804) (1,197) 112,978 62 253,066 Other 12,918,249 3,864 1,459,417 (66,591) (1,103,434) (1,430,625) 11,780,880 (1) Additions for each category includes transfers from construction in progress during the period. (2) Of the total amount of additions, US$258 refers to the acquisition of JBS Terminais Ltda. For the year ended December 31, 2025, the amount of capitalized interest added to construction in progress and included in additions was US$35,033 (US$27,262 for the year ended December 31, 2024). For the year ended December 31, 2025, the capitalization rate used was 6.44% p.y. (5.88% p.y. for the year ended December 31, 2024) Notes to the financial statements for the years ended at December 31, 2025 and 2024 (Expressed in thousands of United States dollar) 212

(JBS)

Notes to the financial statements for the years ended at December 31, 2025 and 2024
(Expressed in thousands of United States dollar)

12 Leases

The Group recognizes a right of use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost and subsequently, at cost less any accumulated depreciation and impairment and adjusted for certain remeasurement of lease liabilities.

The lease liability is initially measured at the present value of the lease payments that were not paid at the start date, discounted at the interest rate implicit in the lease agreement. When the implicit rate cannot be readily determined, the incremental borrowing rate is used as discount rate.

The Group when measuring and remeasuring its lease liabilities and the right of use, used the discounted cash flow technique without considering projected future inflation in the flows to be discounted. Such prohibition generates relevant distortions in the information to be provided, given the current reality of long-term interest rates in the Brazilian economic environment.

The expenses related to these leases is recognized as cost of depreciation of right of use assets. Financial expenses on lease obligations are recognized and demonstrated as interest expense.

The Group uses the optional exemption to not recognize a right of use asset and lease liability for short term (less than 12 months) and low value leases. The average discount rate used for measuring lease liabilities was 5.24% as of December 31, 2025 (5.16% as of December 31, 2024).

12.1 Right of use asset

	Range of lease terms	Cost	Accumulated amortization	Net amount December 31, 2025	Net amount December 31, 2024
Growing facilities	1 to 13 years	1,353,319	(700,508)	**652,811**	632,267
Buildings	2 to 30 years	936,706	(302,542)	**634,164**	638,981
Vehicles (land)	1 to 20 years	415,418	(229,022)	**186,396**	189,036
Machinery and equipment	1 to 10 years	231,277	(132,294)	**98,983**	106,597
Operating plants	1 to 11 years	22,082	(13,972)	**8,110**	8,622
Land	1 to 30 years	43,913	(25,472)	**18,441**	15,999
Computer equipment	1 to 5 years	33,309	(18,567)	**14,742**	5,371
Concession Agreement	1 year	4,006	(4,006)	**–**	–
		3,040,030	**(1,426,383)**	**1,613,647**	**1,596,873**

Changes in the right of use asset:

	Balance at January 1, 2025	Additions [1]	Terminated contracts	Amortization	Exchange rate variation	Balance at December 31, 2025
Growing facilities	632,267	151,508	(26,326)	(145,753)	41,115	652,811
Buildings	638,981	98,484	(41,477)	(97,399)	35,575	634,164
Vehicles (land)	189,036	76,689	(12,627)	(73,048)	6,346	186,396
Machinery and equipment	106,597	41,658	(6,069)	(52,020)	8,817	98,983
Operating plants	8,622	1,847	(202)	(3,227)	1,070	8,110
Land	15,999	4,592	–	(2,922)	772	18,441
Computer equipment	5,371	8,669	(204)	553	353	14,742
Concession Agreement [2]	–	3,771	–	(3,949)	178	–
	1,596,873	**387,218**	**(86,905)**	**(377,765)**	**94,226**	**1,613,647**

	Balance at January 1, 2024	Additions	Terminated contracts	Amortization	Exchange rate variation	Balance at December 31, 2024
Growing facilities	805,370	98,774	(26,827)	(156,494)	(88,556)	**632,267**
Buildings	532,104	269,599	(17,259)	(93,897)	(51,566)	**638,981**
Vehicles (land, air and sea)	223,720	47,390	(2,241)	(72,809)	(7,024)	**189,036**
Machinery and equipment	90,101	81,335	(5,233)	(47,299)	(12,307)	**106,597**
Operating plants	19,695	(108)	(4,035)	(4,099)	(2,831)	**8,622**
Land	19,186	727	(16)	(2,597)	(1,301)	**15,999**
Computer equipment	15,534	455	–	(8,327)	(2,291)	**5,371**
	1,705,710	**498,172**	**(55,611)**	**(385,522)**	**(165,876)**	**1,596,873**

(1) The additions have been reduced by the PIS/COFINS tax effect. The net impact is US$5,252 and US$4,879 in the consolidated total respectively as of December 31, 2025 and 2024.

(2) Of the total amount of additions, US$1,179 refers to the acquisition of JBS Terminais Ltda.

ASPEN RIDGE Primo GREAT SOUTHERN HUON Friboi Swift Pilgrim's RICHMOND Seara Bārēs Swift ADAPTABLE

213

(JBS)

Notes to the financial statements for the years ended at December 31, 2025 and 2024
(Expressed in thousands of United States dollar)

12.2 Lease liabilities

	December 31, 2025	December 31, 2024
Undiscounted lease payments	**2,187,436**	2,135,128
Present value adjustment	**(420,151)**	(401,099)
	1,767,285	**1,734,029**
Breakdown:		
Current liabilities	**354,887**	335,681
Non-current liabilities	**1,412,398**	1,398,348
	1,767,285	**1,734,029**

Changes in the lease liability:

	Balance at January 1, 2025	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	Balance at December 31, 2025
Lease liability	1,734,029	404,119	104,257	(482,847)	(103,976)	111,703	**1,767,285**

	Balance at January 1, 2024	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	Balance at December 31, 2024
Lease liability	1,841,227	504,963	104,177	(473,098)	(60,463)	(182,777)	**1,734,029**

The non-current portion of the lease liability schedule is as follows:

	December 31, 2025
2026	–
2027	**290,979**
2028	**229,723**
2029	**193,380**
2030	**157,656**
Maturities after 2030	**861,408**
Total Future Minimum Lease Payments	**1,733,146**
Less: Imputed Interest	**(320,748)**
Present Value of Lease Liabilities	**1,412,398**

13 Intangible assets

Intangible assets are measured at acquisition cost and subsequently reduced by accumulated amortization and impairment losses, when applicable. Intangible assets are recognized when there is evidence of generating future economic benefits, considering their economic and technological viability, mainly consisting of brands and patents, customer base, exploitation rights, supplier supply contracts, software, and others.

Intangible assets with defined useful lives are amortized using the straight-line method or a method that reflects the economic benefit of the intangible asset. Amortized intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying amount is not recoverable. The residual value of intangible items is immediately written down to their recoverable amount when the residual balance exceeds the recoverable amount. The recoverable amount is the higher of the fair value less costs to sell an asset and its value in use.

The carrying amount of intangible assets with indefinite useful lives, relating to brands and patents and rights to exploit water use, is tested for impairment annually or when events or changes in circumstances indicate impairment loss in the recoverable amount of these assets. If there is an impairment loss, it is recognized against the carrying amount of the asset.

The Group considers that certain brands and patents have an indefinite useful life due to their historical performance and the Group's expected use. The acquired brands do not have legal or contractual limits linked to their use and are not dependent on the useful life of any asset or group of assets that have existed independently for a considerable time before the acquisitions. These brands are not related to sectors subject to technological obsolescence or other forms of value deterioration.

Intangible assets acquired in a business combination are recognized at fair value based on valuation methodologies and techniques that often involve the use of a third-party valuation firm's expertise to calculate estimates of discounted cash flows. Intangible assets are composed as follows:

214

(JBS)

Notes to the financial statements for the years ended at December 31, 2025 and 2024
(Expressed in thousands of United States dollar)

	Useful life	Net amount December 31, 2025	Net amount December 31, 2024
Trademarks	Undefined	1,102,299	1,025,095
Trademarks	2 to 20 years	295,217	293,519
Software	2 to 15 years	33,339	30,611
Water rights	Undefined	11,558	11,302
Customer relationships	3 to 20 years	358,275	408,149
Supplier contract	7 to 17 years old	18,513	20,548
Other	2 to 17 years old	6,391	13,975
		1,825,592	1,803,199

Changes in intangible assets:

	Balance at January 1, 2025	Additions [1]	Disposals	Amortization	Exchange rate variation	Balance at December 31, 2025
Amortizing:						
Trademarks	293,519	966	–	(29,338)	30,070	295,217
Software	30,611	7,852	(1,408)	(7,295)	3,579	33,339
Customer relationships	408,149	2,126	(735)	(67,713)	16,448	358,275
Supplier contracts	20,548	–	–	(3,660)	1,625	18,513
Others	13,975	2,281	(4,565)	(6,823)	1,523	6,391
Non-amortizing:						
Trademarks	1,025,095	608	–	–	76,596	1,102,299
Water rights	11,302	–	–	–	256	11,558
	1,803,199	13,833	(6,708)	(114,829)	130,097	1,825,592

	Balance at January 1, 2024	Additions	Disposals	Amortization	Exchange rate variation	Balance at December 31, 2024
Amortizing:						
Trademarks	341,183	689	–	(28,920)	(19,433)	293,519
Software	24,941	19,045	(28)	(6,294)	(7,053)	30,611
Customer relationships	486,166	–	–	(72,137)	(5,880)	408,149
Supplier contracts	28,077	–	–	(3,715)	(3,814)	20,548
Others	1,044	14,566	(506)	(232)	(897)	13,975
Non-amortizing:						
Trademarks	1,092,793	563	–	–	(68,261)	1,025,095
Water rights	11,391	214	–	–	(303)	11,302
	1,985,595	35,077	(534)	(111,298)	(105,641)	1,803,199

[1] Of the total amount of additions, US$2,131 refers to the acquisition of JBS Terminais Ltda.

Impairment testing:

Annually, as of December 31, the Company tests its assets for recoverability using the value-in-use concept through discounted cash flow models. For the fiscal years ended December 31, 2025 and 2024, there were no indications of impairment.

14 Goodwill

Changes in goodwill:

	December 31, 2025	December 31, 2024
Balance at the beginning of the period	5,417,134	6,105,020
Acquired in business combination	–	2,851
Business combinations adjustment [1]	1,981	–
Disposal	–	–
Exchange rate variation	433,460	(690,737)
Balance at the end of the period	5,852,575	5,417,134

[1] Refers to the business combination adjustment for the acquisition of JBS Terminais Ltda

Goodwill represents the positive difference between consideration paid to purchase a business and the net fair value of identifiable assets and liabilities of the acquired entity. Goodwill is recognized as an asset and included in "Goodwill" in the Statement of Financial Position. Goodwill is related to an expectation of future earnings of the acquired subsidiary after assets and liabilities are combined with the Group and cost savings resulting from synergies expected to be achieved upon the integration of the acquired business.

215

December 31, 2024 December 31, 2025 1,464,710 1,648,358 602,869 680,005 694,534 694,534 283,441 306,082 256,395 276,876 401,396 479,404 262,431 – 202,512 168,859 173,125 185,841 58,178 – – 349,816 1,017,543 1,062,800 5,417,134 5,852,575 Goodwill is an indefinite lived asset and is required to be tested for impairment annually or whenever there is evidence of a decline in fair value . Assets and liabilities are grouped into CGU’s (Cash generating units) for impairment testing purposes . Any impairment loss is recognized immediately in the statement of income and cannot be reversed . Upon the sale of a business, the goodwill or corresponding portion of goodwill is included in the calculation of profit or loss on disposal. For the year ended December 31 , 2025 and 2024 , the Group tested the recoverability of each CGU group containing goodwill to determine the recoverable amount (value in use or fair value) through discounted cash flow models . The determination of the recoverable amount involves using assumptions, such as revenue growth margins, costs and expenses, capital expenditures, working capital requirements terminal growth and discount rates . Management projects cash flows for a maximum period of 5 years for the CGU of Brazil Beef and USA Pork, to better reflect the long cycle of each group when it refers to the useful life of the animals used in production . The terminal value was assigned based on an expected growth rate of perpetuity for the CGU groups . The weighted average rate of the cost of capital (WACC), used as the discount rate, was estimated on a post - tax basis based on the historical industry performance for each CGU group and external sources of information regarding market risks . For the purposes of impairment testing CGUs have been aggregated into the following groups representing the lowest level within the Group at which the goodwill is monitored for internal management purposes and that have significant amounts of goodwill allocated to them : CGUs Brazil Beef Seara USA Pork Australia Smallgoods Australia Meat PPC - Fresh Poultry PPC - Brands & Snacking PPC - Fresh Pork/Lamb PPC - Food Service PPC - Meals PPC - Added Value (1) Others CGUs without significant goodwill (2) Total For the year ended December 31, 2025 and 2024, the goodwill impairment test did not indicate impairment loss in any of the CGU groups. (1) On August 5 , 2025 , the indirect subsidiary JBS USA completed the reorganization of its Cash - Generating Units (CGUs), driven by restructuring initiatives at its indirect subsidiary, Pilgrim’s Pride Corporation (“PPC”), in Europe . This reorganization resulted in the redefinition of the structure of the CGUs “PPC - Brands and Snacking” and “PPC - Meals”, which were consolidated into the new CGU “PPC - Added Value" . No impairment loss was recognized for the year ended December 31 , 2025 as a result of this reorganization . (2) Correspond to 12 Cash - Generating Units (CGUs) which, due to their individually immaterial values, have been grouped under the category 'Other' . The Company additionally assessed if its reorganization indicated that any carrying amounts of its non - goodwill intangible assets might not be recoverable . The reorganization did not result in any change in business use for any of the intangible assets and therefore, the Company determined that no indicators were present that required the annual test of the recoverability of the asset group - level carrying amounts of its intangible assets . The key assumptions used in the estimation of the recoverable amount are set out below. December 31, 2025 PPC - Food Service PPC - Fresh Pork/ Lamb PPC - Fresh Poultry C - Added Value Australia PP Meat Australia Smallgoods USA Pork Seara Brazil Beef 13.7% 14.7% 13.4% 13.5% 8.7% 8.7% 9.4% 16.6% 14.7% 2.0% 2.0% 2.0% 2.0% 2.0% 2.0% 2.8% 3.6% 3.6% 1.9% 0.8% 5.8% 2.7% 2.3% 8.5% 2.8% 14.4% 4.8% December 31, 2024 Discount rate (pre tax) Terminal value growth rate Estimated growth rate (average for the next 5 years) PPC - Meals PPC - Food Service PPC - Fresh Pork/ Lamb PPC - Brands & Snacking PPC - Fresh Poultry Australia Meat Australia Smallgoods USA Pork Seara Brazil Beef 14.9% 14.8% 14.7% 14.6% 14.5% 8.4% 8.4% 9.5% 16.1% 14.4% 2.0% 2.0% 2.0% 2.0% 2.0% 2.0% 2.0% 2.5% 3.6% 3.6% 3.4% 2.8% 4.7% 6.1% 10.6% 2.3% 8.8% 1.5% 14.1% 6.2% Discount rate (pre tax) Terminal value growth rate Estimated growth rate (average for the next 5 years) Notes to the financial statements for the years ended at December 31, 2025 and 2024 (Expressed in thousands of United States dollar) 216

Operation Revenue source Specific operating costs Brazil Beef Sales from the beef operation in Brazil. Historical performance and price trends of raw materials, especially cattle and international freight. Historical performance and price trends of primary raw materials and international freight. Historical performance and raw material price trends . Historical performance and hog price trends . Historical performance and raw material price trends . Historical performance and raw material price trends . Historical performance and raw material price trends . Historical performance and raw material price trends . Historical performance and raw material price trends . Historical performance and raw material price trends . Seara Sales from pork, poultry, and prepared foods operations. USA Pork Austrália Smallgoods Australia Meat PPC - Fresh Poultry PPC - Brands & Snacking PPC - Fresh Pork/Lamb PPC - Food Service PPC - Meals Sales from pork operations. Sales from Primo Foods Pty Ltd (pork) and related operations. Sales from beef operations. Sales from fresh chicken operations. Sales from private label products and snack food operations. Sales from pork, lamb, and value - added operations. Sales from food service operations. Sales from frozen entrées. December 31, 2024 December 31, 2025 1,961,391 2,404,646 3,138,734 3,288,007 81,608 89,482 (9,685) (8,152) 5,172,048 5,773,983 20,357 18,270 271,481 403,491 1,627 2,356 293,465 424,117 5,465,513 6,198,100 718,884 1,128,538 9,826 5,921 728,710 1,134,459 6,194,223 7,332,559 15 Trade accounts payable Trade accounts payable correspond to the amounts owed to suppliers in the ordinary course of business . If the payment period is equivalent to one year or less, the amount is classified as current liabilities, otherwise the corresponding amount is classified as non - current liabilities . Accounts payable are recognized initially at their fair value and are subsequently measured at amortized cost using the effective interest method . Accounts payable by major type of supplier is as follows : Domestic: Commodities Materials and services Finished products Present value adjustment Foreign: Commodities Materials and services Finished products Total trade accounts payable Supplier financing: Domestic Foreign Total supplier financing Total Supplier financing The Group engage in supplier financing operations with top - tier financial institutions alongside domestic suppliers . It should be noted that, apart from a relaxation of terms, there were no operational or commercial changes in the process . Additionally, this transaction does not impact the prices set by the suppliers, which remain unchanged compared to the pre - operation values . The primary objective of the agreement is to optimize payment processing and enable the advancement of receivables to participating suppliers, compared to the original invoice due date . For the Company, this operation does not result in a significant extension of payment terms compared to those previously agreed upon with non - participating suppliers, but it offers the advantage of early receipt to those involved . Additionally, the Company does not incur interest on the amounts owed . Therefore, the amounts involved in the transaction are recorded as accounts payable, maintaining the same nature and function as the Company's other obligations, and are classified as current liabilities as of December 31 , 2025 and 2024 . Maturity Date Range: December 31, 2024 December 31, 2025 10 - 120 10 - 196 Trade Payables under Supplier Financing Agreement (days after the invoice date) 1 - 120 1 - 196 Comparable Trade Payables (days after the invoice date) Commitment to Purchase for Future Delivery The Group has commitments to purchase cattle for future delivery signed with certain suppliers, in which the Group guarantees the acquisition of cattle for a fixed price, or to be fixed, with no cash effect on the Group until the cattle are delivered . Based on these future delivery contracts, JBJ Agropecuária Ltda has already advanced this operation with the banks under the supply chain finance method . As of December 31 , 2025 , the amount of this transaction was US $ 140 , 956 (US $ 58 , 944 at December 31 , 2024 ), recognized as supply chain finance . 16 Loans and financing Loans and financing are initially recognized at fair value upon receipt of the proceeds, net of transaction costs, and subsequently measured at amortized cost . Below is a schedule showing the Group's loans and financing instruments by foreign and local currency . Local currency indicates loans denominated in the functional currency of the borrower . All borrowings denominated in currencies other than the presentation currency (Brazilian Reais) are translated to presentation currency each reporting period . Current amounts include accrued but unpaid interest at period - end . Premiums, discounts and transaction costs are amortized to finance expense using the effective interest method . Notes to the financial statements for the years ended at December 31, 2025 and 2024 (Expressed in thousands of United States dollar) 217

(JBS)

Notes to the financial statements for the years ended at December 31, 2025 and 2024
(Expressed in thousands of United States dollar)

During the year, liability management activities included early redemptions, tender offers, open market repurchases, in addition to scheduled principal amortization. These transactions resulted in the settlement of various note series at premiums or discounts, with the corresponding gains or losses recognized in finance expenses in the statement of income. There were no breaches of financial covenants during the reporting period.

Type	Average annual interest rate	Currency	Index	Payment terms / non-current debt	Current		Non-current	
					December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Foreign currency								
ACC - Advances on exchange contracts	5.94%	USD	–	2025	–	1,015,010	–	–
Prepayment	5.69%	USD	SOFR	2025 - 27	–	100,296	–	–
FINIMP – Import Financing	6.03%	USD and EUR	Euribor	2025	–	614	–	–
Working capital - Dollar	3.99%	USD	SOFR	2030	**9,859**	6,238	**1,832**	2,223
CRA - Agribusiness Credit Receivable Certificates	5.36%	USD	–	2029	**712**	719	**65,478**	65,189
CRA - Agribusiness Credit Receivable Certificates	5.30%	USD	–	2029	**510**	–	**18,788**	–
CRA - Agribusiness Credit Receivable Certificates	5.49%	USD	–	2035	**518**	–	**20,024**	–
Export credit note	4.94%	USD	SOFR	2026	**254,903**	102,367	–	–
Others	6.84%	Several	Several	Several	**1,026**	3,584	**1,967**	1,691
					267,528	**1,228,828**	**108,089**	**69,103**
Local currency								
FINAME	6.00%	BRL	–	2025	–	5	–	–
Notes 2.50% JBS Lux 2027	2.50%	USD	–	2027	**1,207**	11,458	**105,257**	990,319
Notes 5.13% JBS Lux 2028	5.13%	USD	–	2028	–	19,085	–	889,288
Notes 6.5% JBS Lux 2029	6.50%	USD	–	2029	–	934	–	69,842
Notes 3.00% JBS Lux 2029	3.00%	USD	–	2029	**7,350**	7,399	**591,547**	588,860
Notes 5.50% JBS Lux 2030	5.50%	USD	–	2030	–	31,312	–	1,241,293
Notes 3.75% JBS Lux 2031	3.75%	USD	–	2031	**1,438**	1,489	**489,565**	488,985
Notes 3.00% JBS Lux 2032	3.00%	USD	–	2032	**3,667**	3,750	**984,999**	982,670
Notes 3.63% JBS Fin 2032	3.63%	USD	–	2032	**15,998**	16,096	**957,352**	955,546
Notes 5.75% JBS Lux 2033	5.75%	USD	–	2033	**23,356**	23,621	**1,630,496**	1,626,266
Notes 6.75% JBS Lux 2034	6.75%	USD	–	2034	**29,387**	30,068	**1,487,988**	1,485,757
Notes 5.95% JBS USA 2035	5.95%	USD	–	2035	**11,404**	–	**987,336**	–
Notes 5.50% JBS Lux 2036	5.50%	USD	–	2036	**33,611**	–	**1,231,402**	–
Notes 4.38% JBS Lux 2052	4.38%	USD	–	2052	**16,078**	16,188	**888,144**	887,691
Notes 6.50% JBS Lux 2052	6.50%	USD	–	2052	**7,826**	8,106	**1,526,891**	1,526,099
Notes 7.25% JBS Lux 2053	7.25%	USD	–	2053	**7,975**	8,038	**883,791**	883,217
Notes 6.38% JBS USA 2055	6.38%	USD	–	2055	**16,469**	–	**730,804**	–
Notes 6.25% JBS Lux 2056	6.25%	USD	–	2056	**38,194**	–	**1,235,094**	–
Notes 6.38% JBS Lux 2066	6.38%	USD	–	2066	**31,167**	–	**984,113**	–
Notes 4.25% PPC 2031	4.25%	USD	–	2031	**6,955**	7,577	**787,139**	844,203
Notes 3.50% PPC 2032	3.50%	USD	–	2032	**10,320**	10,413	**892,925**	892,253
Notes 6.25% PPC 2033	6.25%	USD	–	2033	**28,508**	30,285	**910,910**	966,001
Notes 6.88% PPC 2034	6.88%	USD	–	2034	**4,201**	4,201	**487,594**	486,078
Working capital - Euros	2.15%	EUR	Euribor	2026 - 28	**38,159**	21,789	**14,343**	8,684
Working capital - Pounds	5.65%	GBP	–	2026	**9,557**	–	–	–
Export credit note	13.48%	BRL	CDI	2025 - 30	–	858	–	847
CDC - Direct Consumer Credit	16.33%	BRL	–	2026	**907**	9,346	–	815
Livestock financing	9.00%	BRL	–	2035	**211**	–	**10,904**	–
Livestock financing - Pre	14.90%	BRL	CDI	2026	**114,282**	341,493	–	–
Livestock financing	14.90%	BRL	CDI	2026	**410**	–	–	–
CRA - Agribusiness Receivables Certificate	15.70%	BRL	CDI	2028	**2,319**	1,522	**51,912**	46,128
CRA - Agribusiness Receivables Certificate	7.03%	BRL	IPCA	2029 - 65	**26,262**	9,893	**2,138,931**	1,172,172
PPC Term Loan Revolving Credit Facility	3.50%	USD	–	–	**33,701**	–	–	–
Commercial Paper	5.10%	–	–	2025	–	202,144	–	–
Others	4.52%	Several	Several	–	**44,638**	38,327	**139,957**	140,454
					565,557	**855,397**	**20,149,394**	**17,173,468**
					833,085	**2,084,225**	**20,257,483**	**17,242,571**

Average annual interest rate: Refers to the weighted average nominal cost of interest at the reporting date. The loans and financings are fixed by a fixed rate or indexed to rates: CDI, IPCA, TJLP (the Brazilian government's long-term interest rate), and EURIBOR (Euro Interbank Offered Rate), among others.

The availability of revolving credit facilities for JBS USA was US$3.0 billion as of December 31, 2025 (US$2.9 billion as of December 31, 2024). In Brazil, the availability of revolving credit facilities was US$500 million as of December 31, 2025 (US$500 million as of December 31, 2024).

The non-current portion of the principal payment schedule of loans and financing is as follows:

218

December 31, 2024 December 31, 2025 Maturity 37,853 – 2026 1,008,400 137,161 2027 982,940 111,955 2028 705,753 645,008 2029 1,365,829 149,450 2030 13,141,796 19,213,909 Maturities after 2030 17,242,571 20,257,483 1. Main Terms - Note Issuance All notes issued constitute unsecured obligations of the issuer and, in substance, share a uniform contractual structure. Interest is payable semiannually, based on fixed rates applicable through their respective maturities, except where subject to an adjustment mechanism linked to the achievement of sustainability targets. In general, the notes provide for optional redemption at the issuer’s discretion, typically subject to the payment of a premium calculated pursuant to a “make - whole” provision or, in the case of originally high yield series, in accordance with customary call option provisions. With the exception of issuances of Pilgrim’s Pride Corporation (PPC), which are senior to their operating subsidiaries, all notes rank pari passu with all existing and future senior unsecured debt of the issuers. Certain senior notes issued incorporate sustainability - linked features, pursuant to which the coupon rate is subject to an increase if pre - established greenhouse gas emissions intensity reduction targets are not achieved as of the contractually defined observation dates . These provisions apply to the 3 . 0 % Notes due 2032 , the 3 . 625 % Notes due 2032 , and the PPC 4 . 25 % Notes due 2031 . Compliance with the applicable performance targets is assessed in accordance with the terms set forth in the respective indentures and is subject to verification by independent third parties . The remaining notes, which do not include sustainability - linked features, follow the standard documentation applicable to investment - grade issuances . All notes currently outstanding rank equally with the issuer’s existing and future senior unsecured indebtedness and have priority of payment over any present or future subordinated obligations . 2. Main Terms - Credit Facilities Following the recent reorganization of the Group’s debt issuance structure, JBS N . V . became a borrower under the Bank of Montreal revolving credit facility (“BMO RCF”) and the JBS S . A . revolving credit facility (“JBS BR RCF”) . Financial reporting and the assessment of compliance with the respective covenants under both agreements are based on the consolidated financial statements . 3. Main Terms - Commercial Paper On December 22 , 2025 the Company notified the other parties of the termination of its Commercial Paper program . Concurrently, JBS N . V . , JBS USA Foods Group Holdings, Inc . and JBS USA Food Company Holdings entered into a new $ 1 billion Commercial Paper program allowing issuances of up to 397 days . As of December 31 , 2025 there were no issuances/borrowings under the new program . The previous program had an outstanding balance of $ 202 . 1 million as of December 31 , 2024 . Issuances under these programs constitute unsecured obligations, have a maximum maturity of up to 397 days, and are recognized at amortized cost within loans and borrowings, with the related financial charges recognized in profit or loss as finance expenses on an accrual basis . 4. Liability Management During the fourth quarter of 2025 , the Group implemented a restructuring of its debt issuance structure . On November 19 , 2025 , supplemental indentures were executed amending the indentures governing all outstanding senior unsecured notes . Pursuant to such amendments, JBS N . V . replaced JBS USA as co - issuer, the parent guarantees previously provided were released in accordance with the applicable fall - away provision, and the notes continued to be jointly issued by JBS N . V . , JBS USA Foods Group Holdings, Inc . and JBS Food Company Holdings . In the years ended December 31 , 2025 and 2024 , the debt profile was substantially impacted by early redemptions, tender offers and other liability management transactions, which resulted in the settlement, repurchase or cancellation of certain series of notes, with the payment of premiums or realization of discounts . Amounts paid above or below par value, as well as the related amortization or write - off of discounts, premiums and financing costs, were recognized in finance expense or as gains on extinguishment of debt for the period . 5. Guarantees and contractual restrictions ("covenants") The Group was in compliance with all of its financial covenant restrictions at December 31 , 2025 . Events of default Covenants / Guarantees Issuer and guarantors Type The facility contains customary events of default . (1) Usual and customary for investment grade facilities of this type and subject to customary exceptions, but limited to: (i) incurrence of “priority debt”, (ii) liens; (iii) fundamental changes, (iv) sale lease - backs, (v) sales of all or substantially all of the assets of the Borrowers and their subsidiaries, (vi) changes in line of business and (vii) changes in fiscal year. The credit agreement also requires compliance with a minimum interest coverage ratio of 3.0:1.0 (the “Financial Maintenance Covenant”). The Borrowers may give collateral cure notice to the administrative agent, electing to provide full unconditional guarantee perfected by first priority security interest in substantially all US assets. From and after the collateral cure date the financial maintenance covenant shall no longer be in effect, availability under the Revolving Credit Facility shall be limited to collateral coverage and there shall be limitations on 1) liens, 2) indebtedness, 3) sales and other dispositions of assets, 4) dividends, distributions and other payments in respect of equity interest, 5) investments, acquisitions, loans and advances, and 6) voluntary prepayments, redemptions or repurchases of unsecured subordinated material indebtedness. In each case, clauses 1 to 6 are subject to certain exceptions which can be material. Issuer: - JBS N.V.; - JBS USA Food Company Holdings; - JBS Australia Pty. Ltd.; - JBS Food Canada ULC Guarantors: The Issuers JBS USA Revolving Credit Facility Notes to the financial statements for the years ended at December 31, 2025 and 2024 (Expressed in thousands of United States dollar) 219

JBS

Notes to the financial statements for the years ended at December 31, 2025 and 2024
(Expressed in thousands of United States dollar)

Notes 2.50% JBS Lux 2027 **Notes 5.13% JBS Lux 2028** **Notes 6.50% JBS Lux 2029** **Notes 3.00% JBS Lux 2029** **Notes 5.50% JBS Lux 2030** **Notes 3.75% JBS Lux 2031** **Notes 3.00% JBS Lux 2032** **Notes 3.63% JBS Lux 2032** **Notes 5.75% JBS Lux 2033** **Notes 6.75% JBS Lux 2034** **Notes 5.95% JBS USA 2035** **Notes 5.50% JBS Lux 2036** **Notes 4.38% JBS Lux 2052** **Notes 6.50% JBS Lux 2052** **Notes 7.25% JBS Lux 2053** **Notes 6.38% JBS USA 2055** **Notes 6.25% JBS Lux 2056** **Notes 6.38% JBS Lux 2066**	**Issuer:** -JBS N.V.; -JBS USA Food Company Holdings; -JBS Australia Pty. Ltd.; -JBS Food Canada ULC.	These notes contain restrictive covenants applicable to the Group including limitation on liens, limitation on sale and leaseback transactions, limitation on merger, consolidation and sale of assets. These limitations are subject to certain exceptions, which can be material.	The notes customary events of default.(1)
Notes 4.25% PPC 2031 **Notes 3.50% PPC 2032** **Notes 6.25% PPC 2033** **Notes 6.88% PPC 2034**	**Issuer:** -Pilgrim's Pride Corporation. **Guarantor:** -Pilgrim's Pride Corporation of West Virginia, Inc.;	All notes issued constitute senior unsecured obligations and share a common contractual structure. Interest is payable on a semiannual basis, and the notes bear fixed coupon rates that remain in effect until their respective maturities, unless subject to a step-up mechanism linked to sustainability targets.In general, the notes provide for optional early redemption at the issuer's discretion, typically subject to the payment of a make-whole premium or, in the case of longer-dated series, pursuant to customary call option provisions. These notes contain restrictive covenants applicable to the Issuer and its Significant subsidiaries including limitation on liens, limitation on sale and leaseback transactions, limitation on merger, consolidation and sale of assets. These limitations are subject to certain exceptions, which can be material.	The notes customary events of default.(1)
PPC Revolving Credit Facility	**Borrowers:** -Pilgrim's Pride Corporation; -To-Ricos Ltd.; -To-Ricos Distribution, LTD.	On October 4, 2023, PPC and certain of its subsidiaries entered into an unsecured Revolving Credit Agreement with CoBank, ACB as administrative agent and other involved lenders that replaced the 2021 U.S. Credit Facility. The credit agreement increased its availability under the revolving loan commitment from US$800.0 million to US$850.0 million, in addition to changes to clauses and the extension of the maturity date from August 2026 to October 2028. The RCF (Revolving Credit Facility) also requires compliance with a minimum interest coverage ratio of 3.50:1.00 (the "Financial Maintenance Covenant"). The Borrowers may give collateral cure notice to the administrative agent, electing to provide full unconditional guarantee perfected by first priority security interest in substantially all U.S. assets. From and after the collateral cure date the financial maintenance covenant shall no longer be in effect, availability under the RCF shall be limited to collateral coverage, may be subject to a minimum fixed charge coverage ratio if utilization is above 80% and there shall be limitation on 1) liens, 2) indebtedness, 3) sales and other dispositions of assets, 4) dividends, distributions, and other payments in respect of equity interest, 5) investments, acquisitions, loans and advances, and 6) voluntary prepayments, redemptions or repurchases of unsecured subordinated material indebtedness. In each case, clauses 1 to 6 are subject to certain exceptions which can be material.	The facility also contains customary events of default. (1)

220

Notes to the financial statements for the years ended at December 31, 2025 and 2024
(Expressed in thousands of United States dollar)

Moy Park Holdings (Europe) Limited Revolving Credit Facility	**Borrowers:** -Moy Park Limited; -Pilgrim's Pride Limited; -Pilgrim's Food Masters UK Limited; -Pilgrim's Food Masters Ireland Limited; -Pilgrim's Shared Services Limited. **Guarantors:** -Moy Park Limited; -Moy Park Holdings (Europe) Limited; -Consumer Foods Van Sales Limited; -Onix Investments UK Limited; -Rollover Limited; -Oakhouse Limited; -Attleborough Foods Limited; -Noon Products Limited; -Spurway Foods Limited; -Pilgrim's Pride Limited.	The RCF requires compliance with a minimum interest coverage ratio of 3.00:1.00 and Leverage ratio shall not exceed 3.00:1.00 as applicable to borrowers. Customary covenants that may limit Moy Park Holdings (Europe) Limited ability and the ability of Borrowers or Guarantors to, among other things: - sell or dispose of certain assets; - change the general nature of the core business of the company; - incur certain additional indebtedness; - declare certain dividends, share premiums, or repurchases of equity.	The facility also contains customary events of default. (1)
Primo ANZ credit facility	**Borrowers:** -Primo Foods Pty Ltd. **Guarantors:** -Industry Park Pty Ltd; -Primo Foods Pty Ltd; -Australian Consolidated Food Holdings Pty Limited; -Australian Consolidated Food Investments Pty Limited; -Primo Group Holdings Pty Limited; -Primo Meats Pty Ltd; -Hans Continental Smallgoods Pty Ltd; -P& H Investments 1 Pty Ltd; -Hunter Valley Quality Meats Pty Limited; -Seven Point Pork Pty Ltd; -P&H Investments 2 Pty Ltd; -Primo Retail Pty Ltd; -Primo Meats Admin Pty Ltd; -Premier Beehive Holdco Pty Ltd; -Premier Beehive NZ.	Customary covenants that may limit Primo's ability and the ability of certain subsidiaries to, among other things: - sell or dispose of certain assets; - change the general nature of the core business of the Group; - incur certain additional indebtedness; - declare certain dividends, share premiums, or repurchases of equity.	The facility also contains customary events of default. (1)

221

Notes to the financial statements for the years ended at December 31, 2025 and 2024
(Expressed in thousands of United States dollar)

Huon credit facility	**Borrowers:** Huon Aquaculture Group Limited **Guarantors:** -Industry Park Pty Ltd; -Huon Aquaculture Group Limited; -Huon Aquaculture Company Pty Ltd; -Springs Smoked Seafoods Pty Ltd; -Springfield Hatcheries Pty Ltd; -Huon Ocean Trout Pty Ltd; -Meadow Bank Hatchery Pty Ltd; -Morrison's Seafood Pty Ltd; -Southern Ocean Trout Pty Ltd; -Huon Shellfish Co Pty Ltd; -Spring Smoked Salmon Pty Ltd; -Huon Salmon Pty Ltd; -Huon Smoked Salmon Pty Ltd; -Huon Smoked Seafoods Pty Ltd; -Huon Seafoods Pty Ltd; -Huon Tasmanian Salmon Pty Ltd.	Customary covenants that may limit Huon's ability and the ability of certain subsidiaries to, among other things: - sell or dispose of certain assets; - change the general nature of the core business of the Group; - incur certain additional indebtedness; - declare certain dividends, share premiums, or repurchases of equity.	The facility also contains customary events of default. (1)
Credit facility JBS Australia & Rivalea	**Borrowers:** -JBS Australia Pty Limited; -Rivalea (Australia) Pty Ltd. **Guarantors:** -JBS Australia Pty Limited; -Diamond Valley Pork Pty Ltd; -Oxdale Dairy Enterprise Pty Ltd; -Rivalea (Australia) Pty Ltd; Industry Park Pty Ltd.	Customary covenants that may limit JBS Australia´s and Rivalea's ability and the ability of certain subsidiaries to, among other things: - sell or dispose of certain assets; - change the general nature of the core business of the Group; - incur certain additional indebtedness; - declare certain dividends, share premiums, or repurchases of equity.	The facility also contains customary events of default. (1)
Credit facility	**Borrowers:** -Andrews Meat Industries Pty Ltd.	Customary covenants that may limit JBS AMI ability and the ability of certain subsidiaries to, among other things: - sell or dispose of certain assets; - change the general nature of the core business of the Group; - incur certain additional indebtedness; - declare certain dividends, share premiums, or repurchases of equity.	The facility also contains customary events of default. (1)
Credit facility	**Borrowers:** -White Stripe Foods Pty Ltd.	Customary covenants that may limit JBS WSF ability and the ability of certain subsidiaries to, among other things: - sell or dispose of certain assets; - change the general nature of the core business of the Group.	The facility also contains customary events of default. (1)
Credit facility Mexico	**Borrowers:** Pilgrim's Pride, S. de R.L. de C.V. **Guarantors:** Avícola Pilgrim's Pride de México, S.A. de C.V.	Customary covenants that may limit the Borrower´s ability to realize new investments and be a guarantor for third party loans, change the general nature of the core business of the company or line of business and initiate the liquidation process. These limitations are subject to certain exceptions, which may be material	The facility also contains customary events of default. (1)
Commercial Paper	**Issuer:** - JBS N.V.; - JBS USA Food Company Holdings (JBS USA); - JBS USA Foods Group Holdings, Inc. (JBS USA).	On December 10, 2024, the Group began issuing commercial paper allowing us to borrow funds for up to 397 days at competitive interest rates which vary based on the term of the notes. As of December 31, 2024, outstanding borrowings were $202.1 million, net of the related discount on issuance. The weighted average interest rate on the commercial paper outstanding was 5.1% with maturities of less than 30 days.	The facility also contains customary events of default. (1)

222

(JBS)

Notes to the financial statements for the years ended at December 31, 2025 and 2024
(Expressed in thousands of United States dollar)

8° issuance of debentures CRA 9° issuance of debentures CRA 10° issuance of debentures CRA 11° issuance of debentures CRA	**Borrowers:** JBS S.A	Standard contractual restrictions that may limit the Group's ability, among other things, to: -create liens; -sell or transfer to third parties all or substantially all assets; -carry out spin-offs, mergers or incorporations of the Group and/or its Subsidiaries by third parties; -pay dividends if the issuer is in default with respect to any of its pecuniary obligations under the indenture	The facility contains customary events of default. (1)
1° issuance of Agribusiness Receivables Certificate (CRA) 2° issuance of Agribusiness Receivables Certificate (CRA) 3° issuance of Agribusiness Receivables Certificate (CRA)	**Borrowers:** Seara Alimentos Ltda. **Guarantors:** JBS S.A	Standard contractual restrictions that may limit the Group's ability, among other things, to: -create liens; -sell or transfer to third parties all or substantially all assets; -carry out spin-offs, mergers or incorporations of the Group and/or its Subsidiaries by third parties; -pay dividends if the issuer is in default with respect to any of its pecuniary obligations under the indenture	The facility contains customary events of default. (1)
4° issuance of Agribusiness Receivables Certificate (CRA)	**Borrowers:** Seara Alimentos Ltda. **Guarantors:** JBS S.A JBS N.V.	Standard contractual restrictions that may limit the Group's ability, among other things, to: -create liens; -sell or transfer to third parties all or substantially all assets; -carry out spin-offs, mergers or incorporations of the Group and/or its Subsidiaries by third parties; -pay dividends if the issuer is in default with respect to any of its pecuniary obligations under the indenture	The facility contains customary events of default. (1)

(1) Customary events of default include failure to perform or observe terms, covenants or other agreements in the facility, defaults on other indebtedness if the effect is to permit acceleration, failure to make a payment on other indebtedness unless waived or extended within the applicable grace period, entry of unsatisfied judgments or orders against the issuer or its subsidiaries and certain events related to bankruptcy and insolvency matters.

The Group was in compliance with all of its debt financial covenant restrictions at December 31, 2025 and until the date that these financial statements were approved.

16.6 Reconciliation of movement of liabilities to cash flows arising from financing activities

	Margin cash withdrawals/ investments	Loans and financing	Lease liabilities	Derivatives paid/received	Profit reserves/Other liabilities	Non-controlling interests	Total
Balance at January 1, 2025	**136,554**	**(19,326,796)**	**(1,734,029)**	**(181,598)**	**(4,174,474)**	**(1,039,899)**	**(26,320,242)**
Change in margin cash	16,576	–	–	–	–	–	**16,576**
Proceeds from loans and financing	–	(10,087,277)	–	–	–	–	**(10,087,277)**
Repayments of loans and financing	–	8,752,762	–	–	–	–	**8,752,762**
Lease payments	–	–	432,516	–	–	–	**432,516**
Payments on derivatives	–	–	–	86,767	–	–	**86,767**
Dividends paid/Share repurchases	–	–	–	–	2,213,129	–	**2,213,129**
Dividends paid to non-nontrolling interests	–	–	–	–	–	357,452	**357,452**
Net cash from financing activities	**16,576**	**(1,334,515)**	**432,516**	**86,767**	**2,213,129**	**357,452**	**1,771,925**
Foreign exchange effect	17,371	(217,186)	–	–	–	–	**(199,815)**
Interest expense	–	(1,287,124)	(104,257)	(215,347)	–	–	**(1,606,728)**
Interest paid	–	1,069,783	50,331	–	–	–	**1,120,114**
Other non-cash movements	(10,939)	5,270	(411,846)	194,999	473,996	(136,763)	**114,717**
Balance at December 31, 2025	**159,562**	**(21,090,568)**	**(1,767,285)**	**(115,179)**	**(1,487,349)**	**(819,210)**	**(25,120,029)**

223

Total Non - controlling interests Profit reserves/Other liabilities Derivatives paid/received Lease liabilities Loans and financing Margin cash withdrawals/ investments (26,034,320) (682,742) (3,587,219) (56,456) (1,841,227) (19,999,137) 132,461 Balance at January 1, 2024 (20,099) – – – – – (20,099) Change in margin cash (2,976,300) – – – – (2,976,300) – Proceeds from loans and financing 2,990,311 – – – – 2,990,311 – Repayments of loans and financing 417,752 – – – 417,752 – – Lease payments 231,969 – – 231,969 – – – Payments on derivatives 759,301 – 759,301 – – – – Dividends paid/Share repurchases 11,910 11,910 – – – – – Dividends paid to non - nontrolling interests 1,414,844 11,910 759,301 231,969 417,752 14,011 (20,099) Net cash from financing activities 714,992 – 18,902 182,777 548,126 (34,813) Foreign exchange effect (1,761,978) – – (502,644) (104,177) (1,155,157) – Interest expense 1,320,707 – – – 55,346 1,265,361 – Interest paid (1,974,487) (369,067) (1,346,556) 126,631 (444,500) – 59,005 Other non - cash movements (26,320,242) (1,039,899) (4,174,474) (181,598) (1,734,029) (19,326,796) 136,554 Balance at December 31, 2024 17 Income and other taxes payable Income and other taxes payable are comprised of the following: December 31, 2024 December 31, 2025 44,426 25,548 15,378 17,956 37,868 45,662 346,785 348,917 75,932 122,603 520,389 560,686 233,027 288,030 753,416 848,716 346,761 440,989 406,655 407,727 753,416 848,716 Taxes payable in installments PIS / COFINS tax payable ICMS / VAT / GST tax payable Withholding income taxes (1) Others Subtotal Income taxes payable Total Breakdown: Current liabilities Non - current liabilities (1) During corporate restructuring of the indirect subsidiary JBS USA, the Company analyzed and concluded there is withholding tax (WHT) uncertainty in the jurisdiction of Luxembourg . The Company periodically reviews its tax positions where there are uncertainties regarding the applied tax treatment and, whenever necessary, adjusts the provision in accordance with changes in the current regulatory and jurisprudential environment . For the years ended December 31 , 2025 and 2024 , a tax provision in the amount of US $ 338 , 320 was recognized . 18 Payroll and social charges Payroll and social charges are comprised of the following: December 31, 2024 December 31, 2025 356,545 284,915 804,551 929,070 561,990 617,129 65,383 17,110 1,788,469 1,848,224 1,435,751 1,560,159 352,718 288,065 1,788,469 1,848,224 Social charges in installments Bonus and vacation along with related social charges Salaries and related social charges Others Breakdown: Current liabilities Non - current liabilities 19 Provisions for legal proceedings The preparation of these consolidated financial statements requires Management to make estimates and assumptions regarding civil, labor and tax matters which affect the valuation of assets and liabilities at the reporting date, as well as the revenues and expenses during the reported period . Due to the uncertain nature of tax legislation, as well as litigation, the assessment of potential liabilities requires significant judgment from the Management and the outcome may differ when liabilities are actually realized . The Group is subject to lawsuits, investigations and other claims related to employment, environmental, product, taxes and other matters . Management is required to assess the likelihood of any adverse judgments or outcomes, as well as the amount of estimated losses, for these matters . Provisions are recognized as liabilities and administrative expenses, when losses are considered probable (i . e . more likely than not that an outflow of resources embodying economic benefits will be required to settle the obligation) and the amount can be reliably measured . Notes to the financial statements for the years ended at December 31, 2025 and 2024 (Expressed in thousands of United States dollar) 224

Where it is not probable that a present obligation exists, the Group discloses a contingent liability, unless the possibility of an outflow of resources embodying economic benefits is remote, in which case no provision or disclosure is made . Additions, reversals and changes in the estimates of the provisions are presented as operating expenses, mainly within the general and administrative expenses line in the statements of income . Indexations are presented under the Finance expenses line in the statements of income . Exchange rate variations are presented as part of the foreign currency translation adjustments in the Statements of other comprehensive income . The Group is engaged in several judicial and administrative proceedings . The assessment of the likelihood of losses in these cases considers the available evidence, the hierarchy of laws, case law, the most recent court decisions and their relevance, as well as the opinions of internal lawyers . Provisions are adjusted for inflation and recorded under Net financial income (expenses) . The average time to conclude the lawsuits are : labor approximately 2 . 5 year ; civil approximately 4 years and tax and social security : between 5 to 10 years . The Group is party to several lawsuits arising in the ordinary course of business for which provisions are recognized for these deemed probable based on estimated costs determined by management as follows : Breakdown: Current liabilities Non - current liabilities December 31, 2024 December 31, 2025 280,804 159,217 216,659 209,358 497,463 368,575 December 31, 2025 December 31, 2024 Total Tax and Social Security Civil Labor Total Tax and Social Security Civil Labor 215,387 68,516 59,796 87,075 209,279 52,701 59,075 97,503 280,804 – 280,804 – 159,217 88,200 71,017 – 1,272 1,176 44 52 79 9 – 70 497,463 69,692 340,644 87,127 368,575 140,910 130,092 97,573 Brasil USA Others jurisdictions Total 19.1 - Labor - Changes in provisions: Balance at December 31, 2025 97,504 69 97,573 Jurisdiction Brazil Other jurisdictions Total Balance at January 1, 2025 Additions, reversals and changes in estimates Payments Indexation Exchange rate variation 87,075 52 72,477 (82,570) (9) – 9,566 47 10,956 (21) 87,127 72,468 (82,570) 9,613 10,935 Balance at December 31, 2024 Exchange rate variation Indexation Payments Additions, reversals and changes in estimates Balance at Jurisdiction January 1, 2024 87,075 (23,928) 6,913 (69,751) 65,901 Brazil 107,940 52 (13) – (4) 5 Other jurisdictions 64 87,127 (23,941) 6,913 (69,755) 65,906 Total 108,004 Labor legal proceedings (probable loss): Brazil As of December 31 , 2025 , the total amount of the provision classified as probable is US $ 97 , 503 (US $ 87 , 075 as of December 31 , 2024 ) . The potential loss associated with these proceedings, as assessed with the assistance of legal advisors, is classified as probable . There is a large quantity of individually low value lawsuits filed by former employees of the Company seeking overtime payments and payments relating to their exposure to health hazards, commuting time, alleged work accidents and recovery time . 19.2 - Civil - Changes in provisions: Balance at Additions, reversals and December 31, 2025 Exchange rate variation Indexation Payments changes in estimates Balance at January 1, 2025 Jurisdiction 59,075 7,290 3,511 (44,106) 32,584 59,796 Brazil 71,017 – – (402,817) 193,030 280,804 USA – (35) 6,563 (48) (6,524) 44 Other jurisdictions 130,092 7,255 10,074 (446,971) 219,090 340,644 Total Notes to the financial statements for the years ended at December 31, 2025 and 2024 (Expressed in thousands of United States dollar) 225

Balance at December 31, 2024 Exchange rate variation Indexation Payments Additions, reversals and changes in estimates Balance at January 1, 2024 Jurisdiction 59,796 (16,784) 6,551 (19,414) 15,941 73,502 Brazil 280,804 – – (176,150) 259,515 197,439 USA 44 (6) – (4) 6 48 Other jurisdictions 340,644 (16,790) 6,551 (195,568) 275,462 270,989 Total Civil legal proceedings (probable loss): Brazil As of December 31 , 2025 , the total amount of the provision classified as probable is US $ 59 , 075 (US $ 59 , 796 as of December 31 , 2024 ) . The potential loss associated with these proceedings, as assessed with the assistance of legal advisors, is classified as probable . There is a large quantity of individually low value lawsuits mainly related to indemnity for collective moral damage, moral damage for improper protest, repairing damages for poultry partnership or pigs integration, cancellation of industry or trade mark complaints and consumer contracts - product quality . United States As of December 31 , 2025 , the total amount of the provision classified as probable is US $ 71 , 017 (US $ 280 , 804 as of December 31 , 2024 ) . The main lawsuits are described below : Chicken Antitrust Litigation Between September 2 , 2016 and October 13 , 2016 , a series of federal class action lawsuits were filed with the U . S . District Court for the Northern District of Illinois (the “Illinois Court”) against PPC and other defendants by and on behalf of direct and indirect purchasers of broiler chickens alleging violations of antitrust and unfair competition laws and styled as In re Broiler Chicken Antitrust Litigation, Case No . 1 : 16 - cv - 08637 (the “Broiler Antitrust Litigation”) . The complaints seek, among other relief, treble damages for an alleged conspiracy among defendants to reduce output and increase prices of broiler chickens from the period of January 2008 to 2019 . PPC has entered into agreements to settle all claims made by the three certified classes for an aggregate total of US $ 195 . 5 million, each of which has received final approval from the Illinois Court and paid in 2021 . PPC continues to defend itself against the direct - action plaintiffs as well as parties that have opted out of the class settlements (collectively, the “Broiler Opt Outs”) . PPC will seek reasonable settlements where they are available . To date, the Group has recognized an expense of $ 683 . 1 million, including an US $ 100 . 6 million incremental expense in the year ended December 31 , 2025 to cover settlements with various Broiler Opt Outs . As of December 31 , 2025 the Group has a provision of US $ 64 . 5 million (US $ 70 . 3 million as of December 31 , 2024 ) for these settlements . The Group has recognized these settlement expenses within general and administrative expense in the consolidated statement of income . On January 27 , 2017 , a purported class action on behalf of broiler chicken farmers was brought against PPC and other chicken producers in the U . S . District Court for the Eastern District of Oklahoma alleging, among other things, a conspiracy to reduce competition for grower services and depress the price paid to growers . The complaint was consolidated with several subsequently filed consolidated amended class action complaints and styled as In re Broiler Chicken Grower Litigation, Case No . CIV - 17 - 033 . On June 24 , 2024 , a settlement agreement was reached in the amount of US $ 100 . 0 million . The settlement was paid on October 28 , 2024 . This settlement was paid on October 28 , 2024 . We have recognized these settlement expenses within within general and administrative expense in the consolidated statement of income . On January 7 , 2025 , the Court granted final approval of the Company’s settlement and dismissed the case . Between August 30 , 2019 and October 16 , 2019 , a series of purported class action lawsuits were filed in the U . S . District Court for the District of Maryland (the “Maryland Court”) against PPC and a number of other chicken producers, as well as Webber, Meng, Sahl & Company and Agri Stats, styled as Jien, et al . v . Perdue Farms, Inc . , et al . , No . 19 - cv - 02521 . The plaintiffs are a putative class of poultry processing plant production and maintenance workers (the “Poultry Workers Class”) and allege that the defendants conspired to fix and depress the compensation paid to Poultry Workers Class in violation of the Sherman Antitrust Act . We entered into an agreement to settle all claims made by the Poultry Workers Class for US $ 29 . 0 million and recognized as an expense and paid the plaintiffs this amount during 2021 , though the agreement is still subject to final approval by the Maryland Court . We recognized this settlement expense within general and administrative expense in our consolidated statement of income in the year ended December 31 , 2021 and incrementally in the year ended December 31 , 2022 . Pork Antitrust Litigation Between June 28 , 2018 and July 23 , 2018 , a series of purported class action lawsuits were filed against JBS USA, a number of other pork producers, and Agri Stats, Inc . in the U . S . District Court for the District of Minnesota (the “Minnesota Court”) on behalf of direct and indirect purchasers of pork alleging violations of federal and state antitrust, unfair competition, unjust enrichment, deceptive trade practice, and consumer protection laws, which were consolidated and styled as In re Pork Antitrust Litigation, Case No . 0 : 18 - cv - 01776 (the “Pork Antitrust Litigation”) . JBS USA has entered into agreements to settle all claims made by the three certified classes, for an aggregate total of US $ 57 . 3 million, each of which has received final approval from the Minnesota Court and was paid in 2021 . JBS USA continues to defend itself against the direct action plaintiffs as well as parties that have opted out of the class settlements (collectively, the “Pork Opt Outs”) . On March 31 , 2025 , the Minnesota Court denied motions for summary judgment (the “MSJ Order”) pertaining to the claims against JBS USA Food Company and certain other defendants in the Pork Antitrust Litigation . JBS USA Food Company filed a motion to reconsider the MSJ Order which was denied on October 18 , 2025 . JBS USA will seek reasonable settlements where they are available . To date, the Group has accrued and paid US $ 158 . 4 million to cover negotiated settlements with various Pork Opt Outs, including a US $ 75 . 9 million incremental increase in the year ended December 31 , 2025 . As of December 31 , 2025 the Group has settled all amount recognized (US $ 24 . 2 million as of December 31 , 2024 ) for these settlements . The Group has recognized these settlement expenses within general and administrative expense in the consolidated statement of income . Beef Antitrust Litigation Between April 23 , 2019 and June 18 , 2020 , a series of purported class action lawsuits were filed against JBS USA, Swift Beef Company, JBS Packerland, Inc . , JBS S . A . , and certain other beef processors in the Minnesota Court, each alleging, among other things, violations of the Sherman Antitrust Act, which were coordinated in the Minnesota Court for pre - trial purposes . To date, JBS USA has settled with three of the purported classes, for an aggregate expenses of US $ 163 . 2 million, which has been fully paid as of December 31 , 2025 . In the U . S . Beef Antitrust Litigation, JBS USA Food Company has settled with three of the purported classes for an aggregate total of US $ 163 . 2 million, which has been fully paid . JBS USA Food Company’s settlements with the putative Direct Purchaser Plaintiff class and the Commercial Indirect Purchaser Plaintiff class have received final approval from the Minnesota Court . JBS USA Food Company’s settlement with the putative cattle class was preliminarily approved by the court on February 20 , 2025 . A class certification hearing was held on November 3 , 2025 , and the Court’s decision remains pending . The Group continues to defend itself against the remaining classes and the direct - action plaintiffs (as well as parties that have opted out of the class settlements (collectively, the “Beef Opt Outs”)), but will continue to seek reasonable settlements in the US Beef Antitrust Litigation where available . To date, the Group has accrued and paid US $ 21 . 4 million to cover negotiated settlements with various Beef Opt Outs, which is recognized within general and administrative expense in the consolidated statement of income . As of December 31 , 2025 the Group has no recognized provisions (US $ 83 . 5 million as of December 31 , 2024 ) for these settlements . Notes to the financial statements for the years ended at December 31, 2025 and 2024 (Expressed in thousands of United States dollar) 226

Between February 18 , 2022 and March 24 , 2022 , two purported class action lawsuits were filed in Canada against JBS USA, Swift Beef Company, JBS Packerland, Inc . , JBS Food Canada ULC (“JBS Canada”), and a number of other beef processors alleging similar claims to those in the Beef Antitrust Litigation (the “Canadian Beef Antitrust Litigation”) . In the Canadian Beef Antitrust Litigation, JBS Food Canada has entered into an agreement to settle all claims made by the plaintiffs for US $ 5 . 5 million, which was paid in 2024 , though the agreement is still subject to final approval by the court . During 2025 , the Group recognized the expenses in the amount of US $ 4 . 6 million (US $ 5 . 5 million in 2024 ) within general and administrative expenses in the consolidated statement of income . Securities Litigation On October 20 , 2016 , Patrick Hogan, acting on behalf of himself and a putative class of certain PPC stockholders, filed a class action complaint in the Colorado Court against PPC and its named executive officers styled as Hogan v . Pilgrim’s Pride Corporation, et al . , No . 16 - CV - 02611 . The complaint alleges, among other things, that PPC’s Securities and Exchange Commission (“SEC”) filings contained statements that were rendered materially false and misleading . On December 6 , 2024 , the Group entered into a settlement agreement in principal with the putative class in the amount of US $ 41 . 5 million . On June 27 , 2025 the settlement agreement received final court approval . The Group paid the settlement amount of in May 2025 . The Group recognized all settlement expenses related to this matter within general and administrative expense in the consolidated statement of income . Redmeat Antitrust On November 11 , 2022 , a purported class action lawsuit was filed against the indirect subsidiary JBS USA and a number of other meatpackers as well as Webber, Meng, Sahl & Company and Agri Stats, Inc . in the U . S . District Court for the District of Colorado (the “Colorado Court”) . The plaintiffs allege that the defendants conspired to fix and depress the compensation paid to pork and beef plant workers in violation of the Sherman Act and seek damages from January 1 , 2014 to the present . In 2023 JBS Food Company agreed to settle all claims made by the purported class for $ 55 . 0 million, which has been preliminarily approved by the Colorado Court . The Group recognized these settlement expenses within general and administrative expense in the consolidated statement of income in 2023 , which remains unpaid as of December 31 , 2025 . U.S. State Matters On February 28 , 2024 , the Attorney General of the State of New York (“NYAG”) filed a civil complaint against the indirect subsidiaries JBS USA Food Company and JBS USA Food Holdings in the Supreme Court of the State of New York, County of New York, alleging that consumers in New York were misled by statements in which JBS USA Food Company expressed its goal of reducing greenhouse gas emissions and striving to achieve Net Zero by 2040 . The complaint seeks an injunction, disgorgement of profits, civil penalties, attorney’s fees and other relief . On January 10 , 2025 , the New York Court granted the Company’s Motion to Dismiss and dismissed the NYAG’s claims against the Company without prejudice . On February 5 , 2025 , the NYAG served on JBS USA Food Company and JBS USA Food Holdings a Subpoena Duces Tecum seeking the production of certain records and information relating to the claims alleged by the NYAG in the complaint that was dismissed without prejudice on January 10 , 2025 . On October 31 , 2025 , the Group entered into a settlement agreement to resolve this matter . On August 13 , 2025 , the Attorney General of the State of Vermont (“VTAG”) issued a demand to the indirect subsidiary JBS USA Food Company related to the VTAG’s investigation of JBS USA Food Company’s Net Zero sustainability representations in the amount of $ 1 . 6 million . The indirect subsidiary JBS USA Food Company has defended its representations in a written response to the demand . The Group continues to cooperate with VTAG's investigation . 19.3 - Tax and Social Security - Changes in provision: Balance at December 31, 2025 Exchange rate variation Indexation Payments Additions, reversals and changes in estimates Balance at January 1, 2025 Jurisdiction 7,811 (1,918) (6,446) (15,263) 68,516 Brazil – – – 88,200 – USA (429) 2,269 (507) (2,499) 1,176 Other jurisdictions 7,382 (6,953) 351 70,438 69,692 Total Balance at Additions, reversals and December 31, 2024 Exchange rate variation Indexation Payments changes in estimates Balance at January 1, 2024 Jurisdiction 68,516 (25,277) 5,631 (5,491) (39,353) 133,006 Brazil 1,176 (270) (218) – 270 1,394 Other jurisdictions 69,692 (25,547) 5,413 (5,491) (39,083) 134,400 Total Tax and social security legal proceedings (probable loss) : a) Brazil As of December 31 , 2025 , the total amount of the provision classified as probable is US $ 52 , 700 (US $ 68 , 516 as of December 31 , 2024 ), that none of which are individually material . Most of these lawsuits were filed by issues involving Brazilian taxes such as ICMS (Value - added tax on sales and services), PIS/ COFINS (Social contribution on billings) and CSLL (Social Contribution on net income) . b) Mexico During 2014 and 2015 , the Mexican Tax Administration Service (“SAT”) opened a review of Avícola Pilgrim's Pride de Mexico, S . A . de C . V . (“Avícola”) tax years 2009 and 2010 . In both instances, the SAT claims that controlled company status did not exist for certain subsidiaries because Avícola did not own 50 % of the shares in voting rights of Incubadora Hidalgo, S . de R . L de C . V . and Comercializadora de Carnes de México S . de R . L de C . V . (both in 2009 ) and Pilgrim’s Pride, S . de R . L . de C . V . (in 2010 ) . Avícola appealed the opinion, and on January 31 , 2023 , the appeal as to tax year 2009 was dismissed by the Mexico Supreme Court . During 2023 Avícola paid $ 25 . 9 million for tax year 2009 . The opinion for tax year 2010 is still under appeal . Accordingly, the Group has an accrual of US $ 16 . 3 million in other liabilities as of December 31 , 2025 with regard to the tax year 2010 . On May 12 , 2022 , the SAT issued tax assessments against Pilgrim’s Pride, S . de R . L . de C . V . and Provemex Holdings, LLC in connection with PPC’s acquisition of Tyson de México . Additionally, the seller in this acquisition also received an assessment from the SAT related to the sale of its indirect equity interest of Tyson de Mexico . The transaction agreement related to such acquisition contains certain mutual indemnification provisions, and both seller and buyer provided notice of indemnification claims to the other party . In response to the indemnification claims, on November 14 , 2025 , in a strategic effort to mitigate risk and in exchange for monetary compensation, PPC Notes to the financial statements for the years ended at December 31, 2025 and 2024 (Expressed in thousands of United States dollar) 227

December 31, 2024 December 31, 2025 211,591 219,277 334,851 390,771 5,773,162 6,010,489 6,319,604 6,620,537 settled the indemnification claims and entered into an agreement with the seller in which PPC agreed to assume all tax liabilities in connection with seller’s assessment, assume defense of such assessment, and waive all potential indemnification claims against seller in exchange for monetary compensation . In response to the underlying substantive assessments by the SAT, the Mexican subsidiaries of PPC filed a petition to nullify these assessments . The District Court issued a judgment on January 20 , 2025 , in which the court now claims that the seller (a Tyson entity) owed tax due to the indirect transfer of Mexican assets in connection with the sale, and that PPC or its subsidiaries should have withheld such taxes . The Collegiate (appellate) Court (the “Collegiate Court”) issued a decision on February 7 , 2025 , remanding the dispute to the Tax Court . On March 19 , 2025 , the Tax Court ruled that, for tax purposes and with respect to both assessments, the sale of the equity of Provemex occurred on June 29 , 2015 , and that Provemex was a Mexican tax resident on that date . PPC appealed this ruling to the Collegiate Court on April 23 , 2025 and will continue to defend this matter or seek a reasonable settlement with SAT where available . The amount under appeal for the remaining assessment, including any penalties and interest (net of any applicable benefits), is approximately US $ 230 . 0 million . PPC will seek a reasonable settlement with the tax authority where it is available . The Group has determined the loss is probable and, as such, as of December 31 , 2025 has recorded an accrual of US $ 88 . 2 million (zero as of December 31 , 2024 ), which is included in provision for legal proceedings in the consolidated statement of financial position . 19.4 Disclosure - possible loss contingent liabilities Considering management's assessment, supported by the opinion of legal advisors, contingencies listed below have the probability of loss considered as possible (but not more likely than not) and due to this classification, no provisions were recognized : Labor Civil Tax Total Labor: As of December 31 , 2025 , the amount of US $ 219 , 277 (US $ 211 , 591 as of December 31 , 2024 ) refers to claims for which losses are possible (i . e . not more likely than not, but more than remote) . Most of these lawsuits were filed by former employees of the Company seeking overtime payments and payments relating to their exposure to health hazards, commuting time, alleged work accidents and recovery time . There is no individually significant claim in the total amount of possible losses . Civil: As of December 31 , 2025 , the amount of US $ 390 , 771 (US $ 334 , 851 as of December 31 , 2024 ) refers to civil legal proceedings for which losses are possible (i . e . not more likely than not, but more than remote) . Most of these lawsuits are related to indemnity for collective moral damage, moral damage for improper protest, repairing damages for poultry partnership or pork integration, cancellation of industry or trade mark complaints and consumer contracts - product quality . Except for the processes described below, there are no individually relevant processes . a) United States US Federal Matters On December 23 , 2020 and October 29 , 2021 , the Group received civil investigative demands (“CIDs”) from the U . S . Department of Justice (“DOJ”) related to the U . S . fed cattle and beef packing industry . The Group cooperated with the DOJ in producing documents and information pursuant to the 2020 CIDs . The Attorneys General for multiple states participated in the investigation and coordinated with the DOJ . No amounts have been accrued for any potential losses under this matter, as we cannot reasonably estimate any potential loss . On November 18 , 2025 and January 2 , 2026 , the DOJ issued new civil investigative demands (the “ 2025 CIDs”) to the Group related to the US fed cattle and beef packing industry . The Group will cooperate with the DOJ in producing documents and information pursuant to the 2025 CIDs . No amounts have been accrued for any potential losses under this matter, as we cannot reasonably estimate any potential loss . On February 9 , 2022 , PPC learned that the DOJ opened a civil investigation into human resources antitrust matters, and on October 6 , 2022 , PPC learned that the DOJ opened a civil investigation into grower contracts and payment practices and on October 2 , 2023 , received a CID requesting information from PPC . PPC cooperated with the DOJ in its investigations and CID . No amounts have been accrued for any potential losses under this matter, as we cannot reasonably estimate any potential loss . U.S. State Matters From February 21 , 2017 through May 4 , 2021 , the Attorneys General for multiple U . S . states have issued civil investigative demands (“CIDs”) to PPC . The CIDs requested, among other things, data and information related to the acquisition and processing of broiler chickens and the sale of chicken products . The group is cooperating with the Attorneys General in these states in producing documents pursuant to the CIDs . City of Miami Beach Fire and Police Pension Fund, et al. v. JBS Wisconsin Properties, LLC, et al. On July 17 , 2025 , a stockholder derivative action entitled City of Miami Beach Fire and Police Pension Fund et al . v . JBS Wisconsin Properties, LLC et al . was filed in Delaware the Court of Chancery against PPC, as nominal defendant, as well as PPC’s directors, and majority stockholder, JBS Wisconsin Properties, LLC . The complaint alleges, among other things, breaches of fiduciary duties connected to an amendment to PPC’s certificate of incorporation in 2024 that, according to the plaintiffs, benefited JBS Wisconsin Properties, LLC to the detriment of public shareholders, and seeks, among other things, equitable relief . Defendants filed a motion to dismiss on October 2 , 2025 . No amounts have been accrued for any potential losses under this matter, as we cannot reasonably estimate any potential loss . Tax: As of December 31 , 2025 , the amount of US $ 6 . 01 billion (US $ 5 . 77 billion as of December 31 , 2024 ) relates to tax and social security proceedings for which losses are possible (i . e . not more likely than not, but more than remote) . These ongoing proceedings refers to disallowed credit of PIS/COFINS (Social contribution on billings), ICMS (Value - added tax on sales and services) and IPI (tax on industrialized products) credits, fines for alleged non - compliance with ancillary obligations, assessments resulting from alleged non - compliance with requirements for deducting state and federal tax benefits . Most of these lawsuits are not individually significant, except the lawsuits described below : a) Brazil Profits earned by foreign subsidiaries Between the calendar years 2006 and 2018 , the Company received tax assessments related to the taxation of profits earned abroad, which were allegedly required to be included in the calculation base for Corporate Income Tax (IRPJ) and Social Contribution on Net Profit (CSLL) . These assessments also included the disallowance of tax Notes to the financial statements for the years ended at December 31, 2025 and 2024 (Expressed in thousands of United States dollar) 228 payment slips from foreign subsidiaries, based on the argument that they could not have been used to offset IRPJ and CSLL due in Brazil . Additionally, the assessments imposed fines, penalties, and interest charges . The Company clarifies that a significant portion of the IRPJ and CSLL assessments on foreign profits relates to earnings from subsidiaries located in jurisdictions with which Brazil has tax treaties to avoid double taxation . Moreover, a relevant portion of the assessments concerns formal requirements imposed by tax authorities for consolidating the results of its direct or indirect subsidiaries abroad . The Company disagrees with the criteria applied by the tax authorities and has presented its defense . For nearly all of the amounts assessed, the Company is defending itself in administrative proceedings and awaiting judgment . As of December 31 , 2025 , Management considers that, for US $ 150 , 488 (US $ 122 , 128 as of December 31 , 2024 ), the likelihood of loss is remote, while for approximately US $ 3 . 58 billion (US $ 3 . 32 billion as of December 31 , 2024 ), the likelihood of loss is possible . In accordance with IFRIC/ 23 , management has evaluated relevant tax rulings, identifying any discrepancies concerning the Company’s tax positions . Based on this analysis, as well as legal opinions and applicable case law, the Company recognized a provision of US $ 632 million (US $ 759 million as of December 31 , 2024 ) related to differing interpretations regarding the taxation of profits from foreign subsidiaries in countries with international treaties . This provision was recorded by reducing the taxes recoverable line item, reflecting the potential future realization of these amounts . Tax entries arising from the plea agreement The Company received infraction notices relating to the period from 2013 to 2016 , primarily intended to collect withholding income tax on payments associated with transactions that were subsequently included in a plea agreement . The tax assessment is based on the alleged absence of a valid basis for the payment or the failure to properly identify its beneficiary . No provision was recorded in this case, as both the beneficiary's identification and the rationale for the payment were duly provided to the tax authorities and documented in the plea agreement, which is further corroborated by an independent technical report . The potential loss is estimated at US $ 191 million (US $ 151 million as of December 31 , 2024 ) . Disallowance of PIS and COFINS Tax Credits The Company is a defendant in legal proceedings disputing its right to claim PIS and COFINS tax credits under the non - cumulative regime . The controversy involves several complex issues, including proving that the expenses are essential and relevant to the Company’s core economic activities, interpreting tax regulations across various sectors in which the Company operates, and providing documentary evidence of the actual incurrence of the expenses that support the credit claim . The decision not to record a provision is based on the fact that the claimed credits are well - supported by thorough documentation, a point further reinforced by independent technical reports . The potential loss in this matter is estimated at US $ 683 million (US $ 302 million as of December 31 , 2024 ) . b) Australia Australia tax matters The Australian Tax Office (“ATO”) commenced an audit of Flora Green Pty Ltd (“Flora”) in 2019 in relation to a global restructure. In 2025, the ATO has issued amended assessments for fiscal years 2015 through to 2021 for an amount of approximately US$181.0 million. Following a detailed evaluation of the facts and applicable tax legislation, Flora has formerly objected and intends to dispute any tax related liability that may arise through court proceedings. Based on current information regarding the uncertain tax position, management has concluded that is not probable that any tax payable will arise, and therefore no provision has been recognized. The timing of the ultimate settlement of the matter with the ATO is uncertain. c) United Kingdom UK tax matters In 2019 and 2020 , the UK Revenue & Customs Authority (HMRC) opened reviews of the 2017 and 2018 tax returns of Onix Investments UK Ltd in which HMRC evaluated the deductibility of certain interest related expenses incurred by Onix Investments UK Ltd (the “Deductions”) . The Deductions total $ 7 . 9 million for tax year 2017 and $ 32 . 1 million for tax year 2018 . On April 12 , 2024 , HMRC concluded that the Deductions should be disallowed and Onix Investments UK Ltd appealed . On October 8 , 2024 , HMRC issued a Review Conclusion Letter affirming the prior decision to disallow the Deductions . Onix has timely filed a Grounds of Appeal, and on March 10 , 2025 , HMRC filed their Statement of Case (a preliminary summary of arguments) . A case management timetable has been agreed upon between Onix and HMRC and approved by the court . A hearing of this matter has been set for January 2027 . Onix will continue to defend this matter . No loss related to these matters can be reasonably estimated . 20 Equity a. Share capital: On December 31, 2025, the Company's share capital consisted of 814,216,001 class A common shares and 294,842,184 class B common shares (2,218,116,370 common shares on December 31, 2024), totaling US$35,114 (US$13,177,841 on December 31, 2024). December 31, 2025 Quantity US$ thousand 35,114 1,109,058,185 Initial balance 35,114 1,109,058,185 Final balance b. Capital reserve : On December 31 , 2025 , the Company’s capital reserve amounted to US $ 7 , 242 , 742 (US $ ( 180 , 586 ) on December 31 , 2024 ) . During the year ended December 31, 2025, the following capital transactions occurred: 1. Share Premium Distribution : On May 9 , 2025 , the shareholders approved a distribution from the share premium reserve in the amount of US $ 193 , 432 . On June 15 , 2025 , an additional distribution from the share premium reserve was approved in the amount of US $ 193 , 572 . The amounts were fully settled within the year ended December 31 , 2025 . 2. Cancellation of Class B Shares : On May 20 , 2025 , by shareholders' resolution of JBS N . V . , the share capital reduction was approved through the cancellation of 3 , 468 , 538 Class B shares held by J&F Investments Luxembourg S . à r . l . , without any financial compensation . 3. Contribution of Shares : On May 22 , 2025 , within the scope of the Dual Listing transaction, the contribution by JBS N . V . of 572 , 981 , 486 Class A shares, which were held in treasury, to JBS Participações Societárias S . A . , at the book value of JBS S . A . ’s shares, was approved . 4. Incorporation of Shares : On May 23 , 2025 , the following resolutions were approved : (i) the merger, by JBS Participações Societárias S . A . , of the JBS S . A . shares held by the minority shareholders (free float), representing 51 . 2 % of JBS S . A . ’s share capital ; and (ii) the issuance, by JBS Participações Societárias S . A . , of 572 , 981 , 486 mandatory redeemable preferred shares (MRPS), in the total amount of U $ 4 billion, based on JBS S . A . ’s book value as of the transaction date, with U $ 0 . 18 allocated to share capital and the remainder to share premium . Notes to the financial statements for the years ended at December 31, 2025 and 2024 (Expressed in thousands of United States dollar) 229

5. Redemption of Shares : On May 23 , 2025 , the full redemption of JBS Participações Societárias S . A . ’s MRPS held by minority shareholders was approved, to be settled through the delivery of BDRs to such shareholders . 6. Common Share Contribution : On May 23 , 2025 , J&F Investments Luxembourg S . à r . l . contributed 522 , 224 , 559 common shares of JBS Participações Societárias S . A . , in the amount of U $ 1 . 8 billion, to share premium . 7. Repurchase of Class A Shares : On June 12 , 2025 , the repurchase of 19 , 669 , 712 class A shares was approved, at no cost to the Company, in the amount of US $ 192 . 8. New Repurchase Plan : On August 13 , 2025 , the Board of Directors approved a new share repurchase plan authorizing the acquisition of Class A common shares and Brazilian Depositary Receipts (BDRs) for an aggregate amount of up to US $ 400 million . Subsequently, on October 14 , 2025 , the Board approved an increase in the maximum limit of funds available under the plan to US $ 600 million . During the year ended December 31 , 2025 , the Company repurchased 41 , 008 . 292 shares, in the amount of US $ 600 million . c . Profit reserve : c1. Treasury shares: Treasury share activity were as follows: December 31, 2025 Quantity US$ thousand – – Balance at the beginning of the period 6,544 624,500,000 Corporate restructuring 600,000 41,008,292 Purchase of treasury shares (2,157) (458,984) Stock based compensation (6,156) (590,181,486) Transfer of treasury shares 192 19,669,712 Repurchase of treasury shares Balance at the end of the period 94,537,534 598,423 For the year ended at 31 December, 2024 there were no treasury shares transactions d. Dividends : On March 13 , 2025 , PPC announced that its Board of Directors had approved the distribution of a special cash dividend in the amount of US $ 6 . 30 per share . The payment, totaling US $ 1 . 5 billion, was made on April 17 , 2025 , to shareholders . Of this total, US $ 264 . 1 million was allocated to non - controlling shareholders . On July 30, 2025, PPC announced that its Board of Directors had approved the distribution of a special cash dividend in the amount of US$2.10 per share. The payment, totaling approximately US$500.0 million, was made on September 3, 2025, to shareholders. Of this total, US$88.4 million was allocated to non - controlling shareholders. e. Non - controlling interest : Material non - controlling interest as of December 31 , 2025 consisted of the 17 . 7% ( 17 . 6 % as of December 31 , 2024 ) of PPC common stock not owned by JBS USA . JBS USA’s voting rights in PPC are limited to 82 . 3 % as of December 31 , 2025 ( 82 . 4 % as of December 31 , 2024 ) of the total . The profit allocated to the PPC non - controlling interest was US $ 202 . 2 million, and US $ 199 . 9 million and US $ 67 . 1 million for the years ended December 31 , 2025 , 2024 and 2023 , respectively . The accumulated non - controlling interest in PPC was US $ 790 . 2 million as of December 31 , 2025 (US $ 880 . 8 million as of December 31 , 2024 ) . Below are the PPC total net sales, net income, cash provided by operations, total assets and total liabilities for the years indicated . 2024 2025 17,878,291 18,497,553 1,087,200 1,083,344 1,990,100 1,371,650 10,650,576 10,343,530 6,397,180 6,649,799 4,253,396 3,693,731 Net Revenue Net Income Net cash provided by operating activities Total assets Total liabilities Total equity 21 Net revenue The vast majority of the Group's revenue is derived from contracts which are based upon a customer ordering our products . Revenues are recognized when there is a contract with the customer, the transaction price is reliably measurable and when the control over the goods sold is transferred to the customer . The Group accounts for a contract when it is approved and committed by both parties, the rights of the parties are identified along with payment terms, the contract has commercial substance and collectability is probable . While there may be master agreements, the contract is only established when the customer’s order is accepted by the Group . The Group evaluates the transaction for distinct performance obligations, which are the sale of its products to customers . Each performance obligation is recognized based upon a pattern of recognition that reflects the transfer of control to the customer at a point in time, which is upon destination (customer location or port of destination), which faithfully depicts the transfer of control and recognition of revenue . There are instances of customer pick - up at the Group's facility, in which case control transfers to the customer at that point and the Group recognizes revenue . The Group’s performance obligations are typically fulfilled within days to weeks of the acceptance of the order . The measurability of the transaction price can be impacted by variable consideration i . e . discounts, rebates, incentives and the customer’s right to return products . Some or all of the estimated amount of variable consideration is included in the transaction price but only to the extent that it is highly probable a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved . This varies from customer to customer according to the terms of sale . However, due to the nature of our business, there is minimal variable consideration . Shipping and handling activities are performed before a customer obtains control of the goods and its obligation is fulfilled upon transfer of the goods to a customer . Shipping and handling costs are recorded within cost of sales . The Group may incur incremental costs to obtain or fulfill a contract such as broker expenses which are not expected to be recovered . The amortization period for such expenses is less than one year ; therefore, the costs are expensed as incurred and included in deductions from sales . Notes to the financial statements for the years ended at December 31, 2025 and 2024 (Expressed in thousands of United States dollar) 230

2024 2025 57,186,180 63,734,781 19,996,367 22,449,401 77,182,547 86,184,182 The Group receives payments from customers based on terms established with the customer. Payments are typically due within 25 days of delivery for domestic accounts and 39 days for international accounts. The Group disaggregates its revenues by (i) domestic sales, (ii) export sales and (iii) segment information: (i) Domestic sales refers to internal sales of each geographical location; (ii) Export sales refers to external sales of each geographical location; (iii) Segment information as disclosed in Note 25. The Group also disaggregated its revenues by operating segments between Brazil, Seara, Beef North America, Pork USA, Chicken Pilgrim’s Pride, Australia and Miscellaneous segments to align with our segment presentation in Note 25. Revenue by significant category are as follows: Domestic sales Export sales NET REVENUE Contract balances - Advances from customers Customer advance revenues are related to payments received in advance of satisfying the performance obligation under the contract. Moreover, a contract liability is recognized when the Group has an obligation to transfer products to a customer from whom the consideration has already been received. The recognition of the contractual liability occurs at the time when the consideration is received and settled. The Group recognizes revenue upon fulfilling the related performance obligation. Contract liabilities are presented as advances from customers in the statement of financial position. The following table provides information about trade accounts receivable and contract liabilities from contracts with customers: 2024 2025 3,735,540 4,231,924 (273,223) (344,423) 3,462,317 3,887,501 Note 4 Trade accounts receivable Contract liabilities Total accounts receivable, net of advances 2024 2025 138,377 77,771 (502,644) (217,427) (1,647,112) (1,677,957) 453,731 417,197 (112,115) (155,860) (1,669,763) (1,556,276) 719,370 565,207 (2,389,133) (2,121,483) (1,669,763) (1,556,276) 2024 ⁽ ¹ ⁾ 2025 1,766,870 2,024,333 1,068,508,877 1,068,508,877 1.65 1.89 22 Net finance expense Net finance expense includes (i) interest on lease liabilities and borrowings and direct issue costs ; (ii) results from the daily settlements of future contracts used to protect assets and liabilities, as well as the fair value adjustments for derivative instruments that are described within Note 27 - Risk management and financial instruments, (iii) interest receivable on funds invested which is recognized in profit or loss as it accrues using effective interest method ; and (iv) gains and losses associated with transactions denominated in foreign currencies . Gains / (losses) from exchange rate variation (3) Fair value adjustments on derivatives Interest expense (1) Interest income (2) Bank fees and others (3) Finance income Finance expense Net finance expense (1) For the year ended December 31 , 2025 and 2024 the amount of US $ 1 , 220 , 844 and US $ 1 , 152 , 892 respectively, refers to interest expenses from loans and financings . (2) For the year ended December 31 , 2025 and 2024 the amount of US $ 70 , 797 ,and US $ 97 , 980 , respectively, refers to interest income from present value adjustments . In addition, for the year ended December 31 , 2025 , the amount of US $ 169 , 330 (US $ 182 , 812 for the year ended December 31 , 2024 ), refers to interest income from short - term investments . (3) Includes indexation for legal expenses . 23 Earnings (loss) per share Basic : Earnings (loss) per share is calculated by dividing net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding during the year, excluding common shares purchased and held as treasury shares (shares in thousands) . Diluted : Diluted earnings (loss) per share is calculated by dividing net income (loss) of the period attributable to common shareholders by the weighted average number of common shares outstanding during the year, adjusted for the effects of all potential common shares that are dilutive when applicable and adjusted for treasury shares held . Net income (loss) attributable to Company shareholders Weighted average - common shares outstanding Basic and diluted earnings (loss) per share - (US$) (1) The weighted average number of common shares outstanding for 2024 was retrospectively adjusted to reflect the 2025 share structure for comparability . Notes to the financial statements for the years ended at December 31, 2025 and 2024 (Expressed in thousands of United States dollar) 231

24 Share - based compensation JBS and Seara - Share Based Compensation Plan In the variable compensation plan, the Company's directors and executive officers receive compensation based on the Company's share price, which is paid on a deferred basis — one - third per year over three years . These plans consist of cash settlement, as there is no actual trading of the Company's shares, nor the issuance and/or transfer of shares for the settlement of the plan . The determination of the unit value equivalent to the number of shares used as the calculation basis is defined with reference to the eligible participant’s monthly salary, a salary multiple, and the average closing price of the Company's common shares traded on the NYSE stock exchange over the last 30 trading sessions prior to the disclosure of the annual results . An amount of US $ 27 , 040 as of December 31 , 2025 (US $ 10 , 105 as of December 31 , 2024 ) was recognized under “General and administrative expenses” in the consolidated statement of income . PPC - Share Based Compensation Plan PPC operates an employee performance - based compensation plan, which provides for the granting of share - based awards to directors and other employees of PPC, members of the Board of Directors and any consultants . The awards granted consist of “incentive stock options,” which are nonqualified stock options (NSO), appreciation shares, restricted stock awards (“RSAs”) and restricted stock units (“RSUs”) . Share - based awards are converted into shares of PPC common stock shortly after the award is granted . The cost of remuneration to be recognized in the case of granting shares is determined by multiplying the number of awards granted by the closing price of a common share of PPC on the award grant date . Share - based awards (phantom shares) are converted into cash shortly after the award is granted . The cost of compensation to be recognized in the case of cash payment is determined by first multiplying the number of awards granted by the closing price of a share of PPC common stock on the award grant date . However, the same is adjusted on each subsequent date (i . e . , expiration date, vesting date or period end date) by multiplying the number of awards granted by the closing price of a share of PPC common stock on that date . The President of the PPC establishes the criteria for granting options and selecting employees . The number of grantable shares authorized by the plan is limited to 2 % of PPC's share capital . For the year ended December 31 , 2025 , the expenses recognized related to compensation plans with payment in shares and cash were US $ 22 , 148 and US $ 4 , 114 , respectively (US $ 11 , 684 and (US $ 1 , 480 ) respectively for the year ended December 31 , 2024 ) . The following table presents the changes of restricted stock units (“RSUs”) : Equity - based compensation, paid in shares Initial balance Grants Exercised Shares reissued Ending balance December 31, 2024 December 31, 2025 Price Number Price Number 22.40 911 25.27 1,572 26.80 979 47.42 1,156 21.76 (187) 26.76 (425) 21.70 (131) 29.38 (153) 25.27 1,572 36.75 2,150 December 31, 2024 December 31, 2025 Price Number Price Number Equity - based compensation, cash - settled 27.66 242 45.92 24 Initial balance – – 52.65 245 Grants – – 45.39 (15) Exercised 34.32 (218) 45.92 (9) Cancelled 45.92 24 39.82 245 Ending balance There were no changes to premiums in the years ended December 31 , 2025 and 2024 . The total fair values of equity awards and equity - based awards were US $ 11 , 400 on December 31 , 2025 (US $ 7 , 100 on December 31 , 2024 ) . The liability - based awards were vested during 2025 was US $ 700 (zero on December 31 , 2024 ) . As of December 31 , 2025 , the total unrecognized compensation cost related to all unexercised share - based awards was US $ 38 , 100 (US $ 9 , 000 on December 31 , 2024 ), which cost must be recognized over a weighted average period of 2 . 13 years ( 1 . 91 years on December 31 , 2024 ) . As of December 31 , 2025 , the total unrecognized compensation cost related to all nonvested liability - based awards was US $ 4 , 100 , which cost must be recognized over a weighted average period of 2 . 11 years ( 1 year on December 31 , 2024 ) . Historically, PPC has issued new shares, rather than treasury shares, for the share - based award . The expected life of stock options is based on historical data and current expectations that are not necessarily indicative of exercises that may occur in the future . Expected volatility reflects the premise that historical volatility is indicative of future trends, which may not be the case . 25 Operating segments The Group’s Management has defined operating segments based on the reports that are used to make strategic decisions, analyzed by the Chief Operating Decision Maker (CODM) - our Chief Executive Officer (CEO), there are seven reportable segments : Brazil, Seara, Beef North America, Pork USA, Pilgrim’s Pride, Australia and Miscellaneous segments . The segment performance is evaluated by the CODM, based on Adjusted EBITDA . Adjusted EBITDA consists of profit or loss before taxes, applying the same accounting policies described in these financial statements, except for the following adjustments as described below : exclusion of net finance expense, exclusion of depreciation and amortization expenses, exclusion of share of profit of equity - accounted investees, net of tax, exclusion of antitrust agreements expenses described in explanatory note 19 , exclusion of donations and social programs expenses, exclusion of impairment of assets, exclusion of restructuring expenses, exclusion of fiscal payments and installments, exclusion of Rio Grande do Sul claim losses, exclusion of extemporaneous litigation expenses, exclusion of reversal of tax credits, exclusion of Avian Influenza impacts, exclusion of certain tax assessment notice and exclusion of certain other operating income (expenses) . Brazil : this segment includes all the operating activities of the Group, mainly represented by slaughter facilities, cold storage and meat processing, fat, feed and production of cattle by - products such as leather, collagen and other products produced in Brazil . Revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chains . Notes to the financial statements for the years ended at December 31, 2025 and 2024 (Expressed in thousands of United States dollar) 232

Notes to the financial statements for the years ended at December 31, 2025 and 2024
(Expressed in thousands of United States dollar)

Seara: this segment includes all the operating activities of Seara and its subsidiaries, mainly represented by chicken and pork processing, production and commercialization of food products and value-added products. Revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chains.

Beef North America: this segment includes JBS USA beef processing operations in North America and the plant-based businesses in Europe. Beef also sells by-products to the variety meat, feed processing, fertilizer, automotive and pet food industries and also produces value-added meat products including toppings for pizzas. Finally, Sampco LLC imports processed meats and other foods such as canned fish, fruits and vegetables to the US and Vivera produces and sells plant-based protein products in Europe.

Pork USA: this segment includes JBS USA's pork operations, including Swift Prepared Foods. Revenues are generated from the sale of products predominantly to retailers of fresh pork including trimmed cuts such as loins, roasts, chops, butts, picnics and ribs. Other pork products, including hams, bellies and trimmings, are sold predominantly to further processors who, in turn, manufacture bacon, sausage, and deli and luncheon meats. In addition, revenues are generated from the sale of case ready products, including the recently acquired TriOak business. As a complement to our pork processing business, we also conduct business through our hog production operations, including thirty-one hog farms and eight feed mills, from which, JBS Lux will source live hogs for its pork processing operations.

Pilgrim's Pride: this segment includes PPC's operations, including Moy Park, Tulip and Pilgrim's Consumer Foods as well, mainly represented by chicken processing, production and commercialization of food products and prepared foods in the United States of America, Mexico, United Kingdom and France. The fresh chicken products consist of refrigerated (non-frozen) whole or cut-up chicken, either pre-marinated or non-marinated, and pre-packaged chicken in various combinations of freshly refrigerated, whole chickens and chicken parts. The prepared chicken products include portion-controlled breast fillets, tenderloins and strips, delicatessen products, salads, formed nuggets and patties and bone-in chicken parts. These products are sold either refrigerated or frozen and may be fully cooked, partially cooked or raw. In addition, these products are breaded or non-breaded and either pre-marinated or non-marinated. The segment also generates revenue from the sale of prepared pork products through PPL, a subsidiary acquired by PPC in October 2019. The segment includes PPC's PFM subsidiary, acquired in September 2021, and generates revenues from branded and private label meats, meat snacks, food-to-go products, and ethnic chilled and frozen ready meals.

Australia: This segment includes our fresh, frozen, value-added and branded beef, lamb, pork and fish products in Australia and New Zealand. The majority of our beef revenues from our operations in Australia are generated from the sale of fresh beef products (including fresh and frozen chuck cuts, rib cuts, loin cuts, round cuts, thin meats, ground beef, offal and other products). This segment also sells value-added and branded beef products (including frozen cooked and pre-cooked beef, corned cooked beef, beef cubes and consumer-ready products, such as hamburgers and sausages). This segment also operates lamb, pork, and fish, processing facilities in Australia and New Zealand including Huon and Rivalea businesses. JBS Australia also generates revenues through their cattle hoteling business. We sell these products in the countries where we operate our facilities, which we classify as domestic sales, and elsewhere, which we classify as export sales.

Miscellaneous (previously labeled as "others"): Includes certain operations not directly attributable to the primary segments, such as corporate expenses, international leather operations and other operations in Europe.

There are no revenues arising out of transactions with any single customer that represents 10% or more of the total revenues.

The Group manages its loans and financing and income taxes at the corporate level and not by segment.

The information by operating segment are as follows:

2025	Brazil	Seara	Beef North America	Pork USA	Pilgrim's Pride	Australia	Miscellaneous	Total reportable segments	Elimination (*)	Total
Net revenue	15,293,716	9,170,889	28,137,233	8,431,202	18,484,934	8,076,998	825,647	88,420,619	(2,236,437)	86,184,182
Adjusted EBITDA(1)	955,100	1,553,368	(319,461)	898,897	2,804,488	915,990	23,015	6,831,397	–	6,831,397

2024	Brazil	Seara	Beef North America	Pork USA	Pilgrim's Pride	Australia	Miscellaneous	Total reportable segments	Elimination (*)	Total
Net revenue	12,590,503	8,774,541	24,285,826	8,115,549	17,863,075	6,648,051	526,323	78,803,868	(1,621,321)	77,182,547
Adjusted EBITDA(1)	964,993	1,538,634	247,278	1,071,208	2,703,375	664,256	3,452	7,193,196	(1,325)	7,191,871

(*) Includes intercompany and intersegment transactions.

233

Notes to the financial statements for the years ended at December 31, 2025 and 2024
(Expressed in thousands of United States dollar)

(1) The Adjusted EBITDA is reconciled with the consolidated profit (loss) before taxes, as follows:

	2025	2024
Profit (loss) before taxes	2,620,298	2,711,003
Share of profit of equity-accounted investees, net of tax	(16,897)	(2,945)
Net finance expense	1,556,276	1,669,763
Depreciation and amortization	2,308,520	2,189,547
Antitrust agreements (1)	182,275	253,731
Donations and social programs (2)	1,806	22,467
Impairment of assets (3)	21,148	–
Restructuring (4)	33,424	95,556
Fiscal payments and installments (5)	2,378	81,766
Rio Grande do Sul claim (6)	–	19,313
Extemporaneous litigation (7)	20,716	61,016
Reversal of tax credits (8)	–	58,654
Avian influenza (9)	17,092	–
Tax assessment notice (10)	43,200	–
Other operating income (expense), net (11)	41,161	32,000
Elimination	–	1,325
Total Adjusted EBITDA for operating segments	6,831,397	7,193,196

(1) Refers to the Agreements entered by JBS USA and its subsidiaries as described in Note 19 – Provisions for legal proceedings.
(2) Refers to the donations, substantially composed of the Fundo JBS pela Amazônia.
(3) Refers mainly to the impairment of fixed assets and the impairment of recoverable tax credits.
(4) Refers to multiple restructuring initiatives, primarily those in the indirect subsidiary Pilgrim's Pride Corporation (PPC), which are registered as Other expenses, as well as other non-significant restructuring projects that are registered as General and administrative expenses.
(5) Refers to the special payment program for installment plans of tax proceedings with exemption from fines and reduction of interest of the indirect subsidiary JBS S.A.
(6) Refers to the claim resulting from flooding that occurred in Rio Grande do Sul in the indirect subsidiary Seara Alimentos Ltda.
(7) Refers to extemporaneous litigation arising from debts of companies acquired by the Group and recognizes these settlement expenses within general and administrative.
(8) Refers to the reversal of ICMS credits on sales operations disallowed in the state of Santa Catarina.
(9) Refers to the impacts related to the avian influenza incurred by the indirect subsidiary Seara Alimentos Ltda.
(10) Refers to tax assessments related to the acquisition of Tyson de México by the indirect subsidiary Pilgrim's Pride Corporation (PPC) as described in Note 19.3 – Tax and Social Security.
(11) Refers to several adjustments basically in the indirect subsidiary JBS USA's jurisdiction such as third-party advisory expenses related to acquisitions, insurance recovery, among others.

Below is net revenue and total assets based on geography, presented for supplemental information.

	2025								
	United States of America (2)	Mexico and Canada	South America	Australia	Europe	Minor regions	Total	Intercompany elimination (1)	Total
Net revenue	43,825,502	6,315,360	24,830,722	7,111,957	6,425,539	542,419	89,051,499	(2,867,317)	86,184,182
Total assets	13,940,917	5,468,199	25,046,839	4,350,848	14,340,561	301,111	63,448,475	(18,291,989)	45,156,486

	2024								
	United States of America (2)	Mexico and Canada	South America	Australia	Europe	Minor regions	Total	Intercompany elimination (1)	Total
Net revenue	39,427,390	5,676,962	21,658,326	6,105,791	5,999,271	375,961	79,243,701	(2,061,154)	77,182,547
Total assets	14,158,531	4,329,853	13,926,766	4,827,633	5,002,706	309,238	42,554,727	(1,869,354)	40,685,373

(1) Includes intercompany and intersegment transactions.
(2) Amounts previously disclosed under the 'North and Central America' geographic area are now presented disaggregated into two distinct geographic areas: 'United States of America' and 'Mexico and Canada'. This disaggregation was performed retrospectively for information comparability purposes.

234

26 Expenses by nature The Group’s policy is to present expenses by function in the statement of income. Expenses by nature are disclosed below: Cost of sales Cost of inventories, raw materials and production inputs Salaries and benefits Depreciation and amortization Selling Freight and selling expenses Salaries and benefits Depreciation and amortization Advertising and marketing Net impairment recovery (losses) Commissions General and administrative Salaries and benefits Fees, services purchased and general expenses (1) Depreciation and amortization DOJ - department of justice and Antitrust agreements Donations and social programs (2) 2024 2025 (55,402,817) (64,064,509) (8,260,103) (8,785,199) (1,931,401) (2,035,194) (65,594,321) (74,884,902) (3,637,983) (3,883,770) (715,562) (583,573) (71,114) (85,802) (319,018) (365,470) (10,588) 20,603 (73,019) (90,715) (4,827,284) (4,988,727) (903,731) (1,117,581) (911,428) (684,091) (187,035) (187,524) (253,731) (182,275) (22,467) (15,805) (2,278,392) (2,187,276) (1) Includes additions, reversals and changes in estimates of legal expenses. (2) Refers to donations made to Instituto J&F regarding improvements on school’s building, the social program “Fazer o Bem Faz Bem” created by the Group to support actions for social transformation where the Group is present and donations to the JBS Fund For The Amazon. For the year ended December 31 , 2025 , the Group incurred expenses with internal research and development, in the amount of US $ 2 , 889 (US $ 1 , 185 for the year ended December 31 , 2024 ) . 26.1 - Other income and expenses Other income : For the year ended December 31 , 2025 , the Group recognized other income in the amount of US $ 111 , 929 (US $ 84 , 525 for the year ended December 31 , 2024 ), that mainly relates to results on sale of assets totaling US $ 47 , 227 (US $ 22 , 467 for the year ended December 31 , 2024 ), insurance recovery totaling US $ 2 , 792 (US $ 50 for the year ended December 31 , 2024 ), tax refund and extemporaneous tax credit totaling US $ 14 , 842 (US $ 6 , 993 for the year ended December 31 , 2024 ), rental income totaling US $ 5 , 902 , insurance claim recoveries totaling US $ 2 , 792 , quota gain totaling US $ 1 , 502 , and government grant income totaling US $ 2 , 093 , among other non - significant items, among other non - significant items . Other expenses : For the year ended December 31 , 2025 , the Group has recorded other expenses amounting to US $ 75 , 529 (US $ 189 , 254 for the year ended December 31 , 2024 ), that mainly related to PPC restructuring expenses totaling US $ 31 , 354 (US $ 93 , 388 for the year ended December 31 , 2024 ), loss on the sale of assets totaling US $ 19 , 275 (US $ 16 , 859 for the year ended December 31 , 2024 ), among other non - significant items . Restructuring related expenses In the year ended December 31 , 2025 the indirect subsidiary JBS USA recognized US $ 31 , 354 (US $ 96 , 616 for the year in 2024 ), in restructuring expenses related to its subsidiary PPC . In 2022 , PPC began restructuring initiatives in its European operations . Additional restructuring initiatives also commenced in 2023 and 2024 . The purpose of the restructuring activities is to integrate central operations and reallocate processing capacities between production facilities resulting in closures of some facilities in the European operations . Notes to the financial statements for the years ended at December 31, 2025 and 2024 (Expressed in thousands of United States dollar) 235

Notes to the financial statements for the years ended at December 31, 2025 and 2024
(Expressed in thousands of United States dollar)

The following table provides a summary of PPC's estimates of timelines and costs associated with these restructuring initiatives by major type of cost:

	Pilgrim's Food Masters	Pilgrim's Europe Central	Total
Earliest implementation date	2024	2024	
Expected predominant completion date	2025	2025	
Costs incurred and expected to be incurred:			
Employee-related costs	19,413	53,350	72,763
Asset impairment costs	10,865	1,855	12,720
Contract termination costs	845	1,745	2,590
Other exit and disposal costs[(1)]	7,938	5,584	13,522
Total exit and disposal costs	**39,061**	**62,534**	**101,595**
Costs incurred since earliest implementation date:			
Employee-related costs	19,413	53,350	72,763
Asset impairment costs	10,865	1,855	12,720
Contract termination costs	845	1,745	2,590
Other exit and disposal costs[(1)]	7,938	5,584	13,522
Total exit and disposal costs	**39,061**	**62,534**	**101,595**

[(1)] Comprised of other costs directly related to the restructuring initiatives, including Moy Park flock depletion, the write-off of Pilgrim's Pride Ltd. prepaid maintenance costs and Pilgrim's Food Masters consulting fees.

During the year ended December 31, 2025, PPC recognized the following expenses and paid the following cash related to each restructuring initiative:

	2025		
	Provisions	Expenses	Cash Outlays
Pilgrims Europe Central	8,152	29,839	24,591
Pilgrim's Food Masters	727	(1,672)	4,676
Prior programs substantially complete	–	3,187	2,480
Total	**8,879**	**31,354**	**31,747**

	2024		
	Provisions	Expenses	Cash Outlays
Pilgrims Europe Central	4,204	32,692	26,490
Pilgrim's Food Masters	7,123	40,735	25,909
Pilgrim's Pride Ltd.	571	20,066	4,678
Moy Park	1,784	(105)	869
Total	**13,682**	**93,388**	**57,946**

The following table reconciles liabilities and reserves associated with each restructuring initiative from December 31, 2024 to December 31, 2025 and from December 31, 2023 to December 31, 2024. Ending liability balances for employee termination benefits and other charges are reported in accrued payroll and social charges in the Consolidated Statements of financial position. The ending reserve balance for inventory adjustments is reported in inventories, net in the Consolidated Statements of financial position. The ending reserve balance for asset impairments is reported in property, plant and equipment, net in the Consolidated Statements of financial position.

	Liability reserve as of December 31, 2024	Restructuring charges incurred	Cash payments and disposals	Currency translation	Liability reserve as of December 31, 2025
Severance	4,781	25,212	(25,355)	952	5,590
Contract termination	1,718	1,867	(3,587)	219	217
Asset impairment	91	55	(151)	5	–
Other	7,092	4,220	(8,516)	276	3,072
Total	**13,682**	**31,354**	**(37,609)**	**1,452**	**8,879**

	Liability reserve as of December 31, 2023	Restructuring charges incurred	Cash payments and disposals	Currency translation	Liability reserve as of December 31, 2024
Severance	3,651	46,474	(45,267)	(77)	4,781
Contract termination	1,597	2,854	(2,684)	(49)	1,718
Asset impairment	359	29,392	(29,655)	(5)	91
Other	4,631	14,663	(12,050)	(152)	7,092
Total	**10,238**	**93,383**	**(89,656)**	**(283)**	**13,682**

236

(JBS)

Notes to the financial statements for the years ended at December 31, 2025 and 2024
(Expressed in thousands of United States dollar)

27 Risk management and financial instruments

The Group recognizes financial assets and liabilities at fair value upon initial recognition, except for trade accounts receivable that are measured at the transaction price, and subsequently classified at amortized cost or at fair value through profit or loss based on the business model for asset management and the contractual cash flow characteristics of the financial asset. Purchases or sales of financial assets or liabilities are recognized on the trade date.

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss. The classification of financial assets at initial recognition depends on the financial asset's contractual cash flow characteristics and the Group's business model for managing them:

1. Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated at initial recognition at fair value through profit or loss. In this category the Group classifies mainly "CDBs and treasury bills" and "Derivative financial instruments".

2. Amortized cost: Represent financial assets and liabilities which Group's business model is to maintain financial assets in order to receive contractual cash flows and that exclusively constitute principal and interest payments on the principal amount outstanding. Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized when the asset is written off, modified or due to changes in the expected credit losses. In this category the Group classifies mainly "Trade accounts receivable", "Cash and cash equivalents", "Trade accounts payable" and "Loans and financing".

3. Financial assets at fair value through other comprehensive income include financial assets whose business model of the Group is to hold the financial assets both to collect contractual cash flows and for potential sale, and that represent solely payments of principal and interest on the outstanding principal amount. These assets are subsequently measured at fair value, with changes in fair value recognized in other comprehensive income, except for the effects of interest, foreign exchange variations, and impairment losses, which are recognized in profit or loss for the period. When the asset is derecognized, the gains or losses previously accumulated in other comprehensive income are reclassified to profit or loss. In this category, the Company mainly classifies derivative financial instruments designated as hedging instruments in hedge relationships, whose fair value changes are recognized in other comprehensive income as long as the hedge relationship remains effective.

Financial assets and liabilities are offset and presented net in the balance sheet when there is a legal right to offset the amounts recognized and there is an intention to liquidate them on a net basis or to realize the asset and settle the liability simultaneously. The legal right should not be contingent on future events and should be applicable in the normal course of business and in the event of default, insolvency or bankruptcy of the Group or the counterparty.

The Group uses the measurement principles described in Note 2.6 – Significant accounting judgments and estimates at each statement of financial position date for each classification type of financial assets and liabilities.

Financial instruments are recognized in the consolidated financial statements as follows:

	Note	December 31, 2025	December 31, 2024
Assets			
Fair value through profit or loss [1]			
Financial / Overnight investments	3	**1,887,853**	3,270,848
National treasury bills	3	**123,204**	97,530
Derivative assets		**155,441**	75,984
Fair Value through Other Comprehensive Income			
Investment in financial assets at fair value	3	**49,908**	79,806
Other current financial investments		**—**	10,220
Derivative assets		**161**	8,484
Amortized cost [2]			
Cash at banks	3	**2,557,740**	2,197,822
CME Margin investments	3	**105,993**	104,220
Trade accounts receivable	4	**4,231,924**	3,735,540
Dividends Receivable		**1,465**	—
Related party receivables	8	**41,231**	77,355
Financial investments	3	**45,780**	—
Total		**9,200,700**	**9,657,809**
Liabilities			
Amortized cost			
Loans and financing	16	**(21,090,568)**	(19,326,796)
Trade accounts payable and supply chain finance	15	**(7,332,559)**	(6,194,223)
Debt with related party		**(190,998)**	—
Lease		**(1,767,285)**	(1,734,029)
Fair value through profit or loss			
Derivative liabilities		**(267,214)**	(264,543)
Fair Value through Other Comprehensive Income			
Derivative liabilities		**(3,567)**	(1,523)
Total		**(30,652,191)**	**(27,521,114)**

(1) CDBs are updated at the contractual rate but have a short-term and the counterparties are financial institutions, and their carrying amount is approximate to fair value. National treasury bill are measured at fair value.

(2) Loans and receivables are classified as amortized cost. The trade accounts receivable are short-term and net of expected losses.

237

(JBS)

Notes to the financial statements for the years ended at December 31, 2025 and 2024
(Expressed in thousands of United States dollar)

Fair value of assets and liabilities: The Group determine fair value measurements in accordance with the hierarchical levels that reflect the significance of the inputs used in the measurement, with the exception of those maturing in the short term, equity instruments without an active market and contracts with discretionary characteristics that the fair value cannot be measured reliably, according to the following levels:

Level 1 - Quoted prices in active markets (unadjusted) for identical assets or liabilities;

Level 2 - Inputs other than Level 1, in which prices are quoted for similar assets and liabilities, either directly by obtaining prices in active markets or indirectly through valuation techniques that use data from active markets;

	December 31, 2025			December 31, 2024		
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets						
Financial / Overnight investments	—	1,887,853	1,887,853	—	3,270,848	3,270,848
National treasury bills	123,204	—	123,204	97,530	—	97,530
Derivative assets	—	155,602	155,602	—	84,468	84,468
Investment in financial assets at fair value	49,908	—	49,908	79,806	—	79,806
Other current financial investments	—	—	—	10,220	—	10,220
Financial liabilities						
Derivative liabilities	—	270,781	270,781	—	266,066	266,066

Fair value of assets and liabilities carried at amortized cost: The fair value of the Notes under Rule 144-A and Regulation S, are estimated using the closing sale price of these securities informed by a financial newswire on December 31, 2025 and December 31, 2024, considering there is an active market for these financial instruments. The book value of the remaining fixed-rate loans approximates fair value since the interest rate market, the Group's credit quality, and other market factors have not significantly changed since entering into the loans. The book value of variable-rate loans and financings approximates fair value given the interest rates adjust for changes in market conditions and the quality of the Group's credit rating has not substantially changed. For all other financial assets and liabilities, book value approximates fair value due to the short duration of the instruments. The following details the estimated fair value of the notes:

	December 31, 2025			December 31, 2024		
Description	Principal	Price (% of the Principal)	Fair value	Principal	Price (% of the Principal)	Fair value
Notes 2.50% JBS Lux 2027	105,951	98.06%	103,892	1,000,000	94.98%	949,770
Notes 5.13% JBS Lux 2028	—	—	—	899,740	99.50%	895,205
Notes 3.00% JBS Lux 2029	599,957	96.35%	578,071	599,957	91.20%	547,161
Notes 6.5% JBS Lux 2029	—	—	—	69,906	100.52%	70,273
Notes 5.5% JBS Lux 2030	—	—	—	1,249,685	99.77%	1,246,786
Notes 3.75% JBS Lux 2031	493,000	95.08%	468,720	493,000	88.93%	438,435
Notes 3.00% JBS Lux 2032	1,000,000	89.95%	899,470	1,000,000	83.22%	832,210
Notes 3.63% JBS Lux 2032	968,780	93.80%	908,754	968,780	87.96%	852,178
Notes 5.75% JBS Lux 2033	1,661,675	104.55%	1,737,298	1,661,675	99.54%	1,654,048
Notes 6.75% JBS Lux 2034	1,507,046	110.61%	1,666,974	1,507,046	105.85%	1,595,148
Notes 4.38% JBS Lux 2052	900,000	77.73%	699,579	900,000	110.50%	994,482
Notes 6.50% JBS Lux 2052	1,548,000	103.12%	1,596,236	1,548,000	101.53%	1,571,731
Notes 7.25% JBS Lux 2053	900,000	111.95%	1,007,559	900,000	74.94%	674,487
Notes 4.25% PPC 2031	796,158	97.40%	775,458	855,725	92.24%	789,303
Notes 3.5% PPC 2032	899,600	92.44%	831,572	900,000	86.34%	777,033
Notes 6.25% PPC 2033	922,521	107.19%	988,878	980,000	102.16%	1,001,178
Notes 6.875% PPC 2034	500,000	111.15%	555,740	500,000	106.73%	533,650
Notes 5.95% JBS USA 2035	1,000,000	105.29%	1,052,860	—	—	—
Notes 6.38% JBS USA 2055	750,000	102.06%	765,428	—	—	—
Notes 5.5% JBS Lux 2036	1,250,000	101.85%	1,273,175	—	—	—
Notes 6.25% JBS Lux 2056	1,250,000	99.90%	1,248,738	—	—	—
Notes 6.375% JBS Lux 2066	1,000,000	99.88%	998,780	—	—	—
	18,052,688		18,157,182	16,033,514		15,423,078

Finance income (expense) by category of financial instrument:

	2025	2024
Fair value through profit or loss	(68,080)	(256,499)
Amortized cost	(1,488,196)	(1,413,264)
Total	(1,556,276)	(1,669,763)

Risk management:

The Group during the regular course of its operations is exposed to market, credit and liquidity risks. These exposures are managed by the Risk Management Department, following the Financial and Commodities Risk Management Policy defined by the Risk Management Committee and approved by the Board of Directors. The Risk Management Department is responsible for identifying all the risk factors that may cause adverse financial results for the Group and proposing strategies to mitigate

238

JBS

Notes to the financial statements for the years ended at December 31, 2025 and 2024
(Expressed in thousands of United States dollar)

those risks. Their proposals are submitted to the Risk Management Committee for submission to the Board of Directors, who supervises the implementation of new solutions, noting limitations of scope and guidelines of the Financial and Commodities Risk Management Policy.

The following are the risks and operations to which the Group is exposed in the current period. Additionally, a sensitivity analysis is presented for each type of risk, consisting of the effects on Financial Results arising from possible changes: CDI and other rates 25% and 50%, and foreign currency and commodity exposures 15% and 30% in the relevant variables for each risk. For each scenario, the Group deems the use of the Value at Risk (VaR) methodology appropriate, with a 99% confidence interval (C.I.) and a one-day horizon.

a Market Risk:

The exposure to market risk is monitored, especially the risks related to foreign exchange, interest rates and commodity prices, which directly affect the value of financial assets and liabilities, future cash flows and net investments in foreign subsidiaries. In these cases, Group may use financial hedge instruments, including derivatives, with the approval by the Board of Directors.

It is the responsibility of the Risk Management Department to ensure that other areas are within the risk exposure limits set by Management to protect against volatility in price, centralize the exposures and apply the Financial and Commodities Risk Management policy.

The Risk Management Department uses proprietary and third-party information systems specially developed to control and manage market risk, applying stress scenario and Value at Risk analysis (VaR) to measure Group's net exposure as well as the cash flow risk with the B3 and the Chicago Mercantile Exchange.

a1. Interest rate risk

Interest rate risk is related to potentially adverse results that Group may realize from changes in interest rates, which may be caused by economic crisis, changes in sovereign monetary policy, or market movements. The Group primarily has assets and mainly liabilities exposed to variable interest rates like the CDI Interbank Deposit Certificate), IPCA (Extended National Consumer Price Index) and TJLP (Long Term Interest Rate), among others. The Group's Financial and Commodities Risk Management Policy does not define the proportion between float and fixed exposures, but the Risk Management Department monitors market conditions and may propose to the Risk Management Committee strategies to rebalance the exposure.

The quantitative data referring to the risk of exposure to the Group's interest rates on December 31, 2025 and December 31, 2024, are in accordance with the Financial and Commodity Risk Management Policy of the Group and are representative of the exposure incurred during the period. The main exposure to financial risks as of December 31, 2025 and December 31, 2024 are shown below:

	December 31, 2025	December 31, 2024
Net exposure to the CDI/FED rate:		
CRA - Agribusiness Credit Receivable Certificates	**(54,231)**	(47,650)
Credit note - export	**(410)**	(1,704)
Rural - Credit note - Prefixed	**(114,282)**	—
Related party transactions	**(105,892)**	—
CDB-DI (Bank certificates of deposit)	**727,695**	760,300
CME Margin investments	**105,760**	104,000
Treasury bills	**75,286**	58,757
Subtotal	**633,926**	**873,703**
Derivatives (Swap)	**(922,938)**	(1,285,134)
Total	**(289,012)**	**(411,431)**
Net exposure to the IPCA rate:		
Treasury bills	**47,920**	35,127
CRA - Agribusiness Credit Receivable Certificates	**(2,165,193)**	(1,163,028)
Margin cash	**—**	3,867
Related party transactions	**(43,875)**	77,355
Subtotal	**(2,161,148)**	**(1,046,679)**
Derivatives (Swap)	**805,029**	1,150,685
Total	**(1,356,119)**	**104,006**
Liabilities exposure to the SOFR rate:		
Export credit note	**(254,903)**	(102,367)
Prepayment	**—**	(100,296)
Prepayment - exchange agreement	**(11,691)**	(2,599)
Total	**(266,594)**	**(205,262)**

Sensitivity analysis as of December 31, 2025:

			Scenario (I) VaR 99% C.I. 1 day		Scenario (II) Interest rate variation - 25%		Scenario (III) Interest rate variation - 50%	
Contracts exposure	Risk	Current scenario	Rate	Effect on income	Rate	Effect on income	Rate	Effect on income
CDI	Increase	14.90%	14.96%	(162)	18.63%	(10,984)	22.35%	(21,968)
IPCA	Increase	4.46%	4.47%	(71)	5.58%	(15,427)	6.69%	(30,854)
SOFR	Increase	3.87%	3.87%	(11)	4.84%	2,633	5.81%	5,263
				(244)		**(23,778)**		**(47,559)**

239

Notes to the financial statements for the years ended at December 31, 2025 and 2024
(Expressed in thousands of United States dollar)

Instrument	Risk factor	Maturity	December 31, 2025 Notional	December 31, 2025 Fair value (Asset) - US$	December 31, 2025 Fair value (Liability) - US$	December 31, 2025 Fair value	December 31, 2024 Notional	December 31, 2024 Fair value (Asset) - US$	December 31, 2024 Fair value (Liability) - US$	December 31, 2024 Fair value
Swap	IPCA	2027	**177,815**	**205,191**	**(220,189)**	**(14,998)**	158,004	162,453	(171,479)	(9,026)
	IPCA	2031	**30,309**	**40,605**	**(48,349)**	**(7,744)**	189,071	212,403	(224,840)	(12,437)
	IPCA	2032	**125,573**	**152,936**	**(178,835)**	**(25,899)**	183,123	192,464	(216,650)	(24,186)
	IPCA	2034	**139,033**	**148,563**	**(158,375)**	**(9,812)**	127,416	124,373	(135,650)	(11,277)
	IPCA	2037	**200,113**	**257,734**	**(317,190)**	**(59,456)**	189,239	215,192	(263,254)	(48,062)
	IPCA	2038	–	–	–	–	142,320	143,557	(159,263)	(15,706)
	IPCA	2039	–	–	–	–	20,854	20,363	(21,830)	(1,467)
	IPCA	2044	–	–	–	–	80,745	79,880	(92,168)	(12,288)
			672,843	**805,029**	**(922,938)**	**(117,909)**	**1,090,772**	**1,150,685**	**(1,285,134)**	**(134,449)**

b. Exchange rate risk

Exchange rate risk relates to potentially adverse results that the Group may face from fluctuations in foreign currency exchange rates from economic crisis, sovereign monetary policy alterations, or market movements.

The Risk Management Department enters into transaction with derivative instruments previously approved by the Board of Directors to protect financial assets and liabilities and future cash flow from commercial activities and net investments in foreign operations. The Board of Directors has approved the use of future contracts, NDFs (non deliverable forwards), DFs (Deliverable forwards), and swaps that may be applied to hedge loans, investments, cash flows from interest payments, export estimate, acquisition of raw material, and other transactions, whenever they are quoted in currencies different than the entity's. functional currency. The primary exposures to exchange rate risk are in US Dollars (US$), Euro (€) and British Pound (£).

The carrying amounts of assets and liabilities and other positions exposed to foreign currency risk at December 31, 2025, and 2024 are presented below along with the notional amounts of derivative contracts intended to offset the exposure, in accordance with the Group's Financial and Commodities Risk Management Policy. The exposure is related to Brazilian Real.

	USD		EUR		GBP	
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
OPERATING						
Cash and cash equivalents	**1,976,408**	1,639,584	**102,128**	50,341	**36,591**	16,097
Margin cash	**4,747**	220	–	–	–	–
Trade accounts receivable	**1,173,182**	1,073,398	**310,157**	165,016	**96,211**	65,684
Sales orders	**1,478,630**	1,062,765	**186,577**	78,854	**10,037**	54,370
Trade accounts payable	**(300,958)**	(297,536)	**(77,245)**	(78,268)	**(19,671)**	(16,271)
Purchase orders	**(87,387)**	(83,493)	**(38,009)**	(8,928)	–	–
Operating subtotal	**4,244,622**	**3,394,938**	**483,608**	**207,015**	**123,168**	**119,880**
FINANCIAL						
Advances to customers	**(3,369)**	(4,683)	**(1,525)**	(1,562)	**(191)**	(191)
Loans and financing	**(366,169)**	(1,290,871)	–	(614)	–	–
Financial subtotal	**(369,538)**	**(1,295,554)**	**(1,525)**	**(2,176)**	**(191)**	**(191)**
Operating financial subtotal	**3,875,084**	**2,099,384**	**482,083**	**204,839**	**122,977**	**119,689**
Total exposure	**3,875,084**	**2,099,384**	**482,083**	**204,839**	**122,977**	**119,689**
DERIVATIVES						
Future contracts	**241,445**	1,840	**(79,419)**	(85,595)	**(40,676)**	(34,095)
Deliverable Forwards (DF´s)	**(278,582)**	(664,084)	**103,646**	70,949	**(26,856)**	(26,785)
Non-Deliverable Forwards (NDF´s)	**43,471**	(417,158)	**(22,951)**	(19,559)	–	(6,262)
Total derivatives	**6,334**	**(1,079,402)**	**1,276**	**(34,205)**	**(67,532)**	**(67,142)**
NET EXPOSURE IN US$	**3,881,418**	**1,019,982**	**483,359**	**170,634**	**55,445**	**52,547**

b1.1. Sensitivity analysis and derivative financial instruments breakdown:

b1.1.1 US Dollar (amounts in thousands of US$):

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 15%		Scenario (iii) Interest rate variation - 30%	
Exposure of US$	Risk	Current exchange rate	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income
Operating	Depreciation	1.00	0.98	(74,873)	0.85	(636,693)	0.70	(1,273,387)
Financial	Appreciation	1.00	1.02	(6,519)	1.15	(55,431)	1.30	(110,861)
Derivatives	Depreciation	1.00	0.98	(112)	0.85	(950)	0.70	(1,900)

240

Notes to the financial statements for the years ended at December 31, 2025 and 2024
(Expressed in thousands of United States dollar)

Instrument	Risk factor	Nature	December 31, 2025			December 31, 2024		
			Quantity	Notional (US$)	Fair value	Quantity	Notional (US$)	Fair value
Future Contract	American dollar	Long	**227,860**	**241,445**	**(1,814)**	4,765	1,840	12

Instrument	Risk factor	Nature	December 31, 2025			December 31, 2024		
			Notional (US$)	Notional (US$)	Fair value	Notional (US$)	Notional (US$)	Fair value
Deliverable Forwards	American dollar	Short	**(278,582)**	**(278,582)**	**13,069**	(664,084)	(664,084)	(16,868)
Non-Deliverable Forwards	American dollar	Short	**43,471**	**43,471**	**(4,467)**	(417,158)	(417,158)	(950)

b1.1.2 € - EURO (amounts in thousands of US$):

Exposure of US$	Risk	Current exchange	Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 15%		Scenario (iii) Interest rate variation - 30%	
			Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income
Operating	Depreciation	1.18	1.15	(9,120)	1.00	(72,541)	0.82	(145,082)
Financial	Appreciation	1.18	1.20	(29)	1.35	(229)	1.53	(458)
Derivatives	Depreciation	1.18	1.15	(24)	1.00	(191)	0.82	(383)

Instrument	Risk factor	Nature	December 31, 2025			December 31, 2024		
			Quantity	Notional (US$)	Fair value	Quantity	Notional (US$)	Fair value
Future Contract	Euro	Short	**(5,556,200)**	**(79,419)**	**62**	2,074	(85,595)	49

Instrument	Risk factor	Nature	December 31, 2025			December 31, 2024		
			Notional (EUR)	Notional (US$)	Fair value	Notional (EUR)	Notional (US$)	Fair value
Deliverable Forwards	Euro	Long	**88,156**	**103,646**	**(2,039)**	68,259	70,949	2,376
Non-Deliverable Forwards	Euro	Short	**(19,521)**	**(22,951)**	**(55)**	(18,818)	(19,559)	420

b1.1.3 £ - British Pound (amounts in thousands of US$):

Exposure of US$	Risk	Current exchange	Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 15%		Scenario (iii) Interest rate variation - 30%	
			Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income
Operating	Depreciation	1.35	1.32	(2,133)	1.14	(18,475)	0.94	(36,950)
Financial	Appreciation	1.35	1.37	(3)	1.55	(29)	1.75	(57)
Derivatives	Appreciation	1.35	1.37	(1,170)	1.55	(10,130)	1.75	(20,260)

Instrument	Risk factor	Nature	December 31, 2025			December 31, 2024		
			Quantity	Notional (US$)	Fair value	Quantity	Notional (US$)	Fair value
Future Contract	British pound	Short	**(3,020)**	**(40,676)**	**72**	1,219	(34,095)	12

Instrument	Risk factor	Nature	December 31, 2025			December 31, 2024		
			Notional (GBP)	Notional (US$)	Fair value	Notional (GBP)	Notional (US$)	Fair value
Deliverable Forwards	British pound	Short	**(19,939)**	**(26,856)**	**129**	(21,368)	(26,785)	(675)
Non-Deliverable Forwards	British pound	Short	–	–	–	(4,996)	(6,262)	(128)

c. Commodity price risk

The Group operates globally (across the entire livestock protein chain and related business) and during the regular course of its operations is exposed to price fluctuations in feeder cattle, live cattle, lean hogs, corn, soybeans, and energy, especially in the North American, Australian and Brazilian markets. Commodity markets are characterized by volatility arising from external factors including climate, supply levels, transportation costs, agricultural policies and storage costs, among others. The Risk Management Department is responsible for mapping the exposures to commodity prices of the Group and proposing strategies to the Risk Management Committee, in order to mitigate these exposures.

Biological assets are a very important raw material used by the Group. In order to maintain future supply of these materials, the Group participates in forward contracts to anticipate purchases with suppliers. To complement these forward purchases, the Group uses derivative instruments to mitigate each specific exposure, most notably futures contracts, to mitigate the impact of price fluctuations - on inventories and sales contracts. The Group takes the historical average amount spent on materials as an indication of the operational value to be protected by firm contracts.

241

JBS

Notes to the financial statements for the years ended at December 31, 2025 and 2024
(Expressed in thousands of United States dollar)

c1. Position balance in commodities and corn contracts:

Given the nature of its operations, the Group is exposed to volatility in cattle prices and corn, where price fluctuations arise from factors beyond the Group's control, such as climate, cattle supply, transportation costs and agricultural policies among others. Forward purchases of cattle can be negotiated at floating (prices marked at the delivery day current price) or fixed prices. The Group may use future contracts traded at the B3 to balance these exposures.

The factors that influence the commodity price risk reduction strategy are the timing of term contracts for cattle purchases considering any negotiated values and terms.

The Group's exposure to cattle price fluctuation as of December 31, 2025, is presented below in accordance with the Group's Financial and Commodities Risk Management Policy and is representative of the exposure at each period end.

Exposure in Commodities (Livestock) - Expressed in contract quantity	December 31, 2025	December 31, 2024
OPERATING		
Firm contracts	31,200	31,028
Subtotal	31,200	31,028
DERIVATIVES		
Future contracts	7,348	6,548
Deliverable Forwards	(41,942)	(38,658)
Subtotal	(34,594)	(32,110)
NET EXPOSURE	(3,394)	(1,082)

Sensitivity analysis as of December 31, 2025:

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) @ Variation - 15%		Scenario (ii) @ Variation - 30%	
Exposure	Risk	Current price	Price	Effect on income	Price	Effect on income	Price	Effect on income
Operating	Depreciation	72	71	(22,894)	61	(343,413)	50	(686,827)
Derivatives	Appreciation	32	32	(25,569)	36	(383,530)	41	(767,059)
				(48,463)		(726,943)		(1,453,886)

Derivatives financial instruments breakdown:

			December 31, 2025		December 31, 2024	
Instrument	Risk factor	Nature	Quantity	Fair value	Quantity	Fair value
Future Contracts	Commodities (livestock)	Long	7,348	(346)	6,548	(2,645)
Deliverable Forwards	Commodities (livestock)	Short	(41,942)	(93,782)	(38,658)	(39,649)

Exposure in Commodities (Grains and others) - Expressed in contract quantity	December 31, 2025	December 31, 2024
OPERATING		
Firm contracts	5,403	8,573
Subtotal	5,403	8,573
DERIVATIVES		
Future B3	17,515	6,949
Future CME	155	—
Deliverable Forwards	32,783	16,144
Subtotal	50,453	23,093
NET EXPOSURE	55,856	31,666

Sensitivity analysis as of December 31, 2025:

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) @ Variation - 15%		Scenario (ii) @ Variation - 30%	
Exposure	Risk	Current price (USD per head)	Price	Effect on income	Price	Effect on income	Price	Effect on income
Operating	Appreciation	19	19	(1,191)	22	(17,862)	25	(35,724)
Derivatives	Depreciation	3	3	(5,319)	3	(79,778)	2	(159,555)
				(6,510)		(97,640)		(195,279)

242

Notes to the financial statements for the years ended at December 31, 2025 and 2024
(Expressed in thousands of United States dollar)

Derivatives financial instruments breakdown:

			December 31, 2025		December 31, 2024	
Instrument	Risk factor	Nature	Quantity	Fair value	Quantity	Fair value
Future Contracts	Commodities (grains and others)	Long	17,515	(170)	6,949	83
Deliverable Forwards	Commodities (grains and others)	Long	32,783	46,621	16,144	(13,921)
Future CME	Commodities (grains and others)	Long	155	(45)	—	—

c2. Hedge accounting:

The Group applies hedge accounting for grain purchases by the subsidiary Seara Alimentos, aiming at bringing stability to the results. The designation of these instruments is based on the guidelines outlined in the Financial and Commodity Risk Management Policy defined by the Risk Management Committee and approved by the Board of Directors.

Financial instruments designated for hedge accounting were classified as cash flow hedge. The effective amount of the instrument's gain or loss is recognized under "Other comprehensive income (expense)" and the ineffective amount under "Financial income (expense), net", and the accumulated gains and losses are reclassified to profit and loss or to the statement of financial position when the object is recognized, adjusting the item in which the hedged object was recorded.

In these hedge relationships, the main sources of ineffectiveness are the effect of the counterparties and the Group's own credit risk on the fair value of the forward foreign exchange contracts, which is not reflected in the change in the fair value of the hedged cash flows attributable to the change in exchange rates; changes in commodities prices; and changes in the timing of the hedged transactions.

Below are the effects on the statement of income, after the adoption of hedge accounting:

	December 31, 2025	December 31, 2024
Statements of income:		
Cost of sales before hedge accounting adoption	(7,882,571)	(6,585,192)
Derivatives operating income (loss)	321	(787)
Commodities	321	(787)
Cost of sales with hedge accounting	(7,882,250)	(6,585,979)
Financial income (expense), net excluding derivatives	(69,877)	(246,602)
Derivatives financial income (expense), net	(5,894)	(90,340)
Currency	5,759	(79,296)
Commodities	(11,653)	(10,760)
Interest	—	(284)
Financial income (expense), net	(75,771)	(336,942)

c2.1 Effects of hedge instruments on the financial information:

Below are the effects on other comprehensive income (expense), after the adoption of hedge accounting:

Statements of other comprehensive income (expense):	December 31, 2025	December 31, 2024
Financial instruments designated as *hedge accounting:*	(1,644)	324
Commodities	(1,644)	324
Gain (loss) on cash flow hedge	1,293	7,882
Deferred income tax on hedge accounting	—	—
Other comprehensive income (expense)	1,293	7,882

Hedge cash flow movement	December 31, 2024	OCI	December 31, 2025
Hedge accounting operations at the parent company	186	1,293	1,479
(-) Income Tax	(63)	(439)	(502)
Total of other comprehensive income (expense)	123	854	977

243

(JBS)

Notes to the financial statements for the years ended at December 31, 2025 and 2024
(Expressed in thousands of United States dollar)

Below are the effects on the statement of financial position, after the adoption of hedge accounting:

Statement of financial position:	December 31, 2025	December 31, 2024
Derivative (liabilities)/assets	**(15)**	**84**
Financial instruments designated as *hedge accounting:*		
Commodities	(15)	84
Derivative (liabilities)/assets	**(6,568)**	**69**
Financial instruments not designated as *hedge accounting:*		
Exchange	(6,568)	69
Other comprehensive income (expense)	**(1,644)**	**306**
Commodities	(1,644)	306
Inventories	**165**	**20**
Commodities	165	20

Open amounts in statement of financial position of derivative assets and liabilities:	December 31, 2025	December 31, 2024
Assets:		
Designated as hedge accounting	**—**	**84**
Exchange derivaties	—	84
Not designated as hedge accounting	**—**	**69**
Exchange	—	69
Current assets	**—**	**153**
Liabilities:		
Designated as hedge accounting	**15**	**—**
Commodities	15	—
Not designated as hedge accounting	**6,568**	**—**
Currency	6,568	—
Current liabilities	**6,583**	**—**

d. Credit risk

The Group is subject to credit risk related to trade accounts receivable, financial investments and derivative contracts. For the trade account receivable the Financial and Commodities Risk Policy significantly understand the diversification of the portfolio contribute significantly to the reduction of credit risk, but also sets parameters for the credit granting observing the measures, financial and operational, supported by consultations with agencies that also monitor credit. The impairment of these financial assets is carried out based on credit analyses. If the counter party of a financial transaction is a financial institution (financial investments and derivative contracts), the Group establishes exposure limits set by the Risk Management Committee, based on the risk ratings of specialized international agencies.

The Group considers a financial asset to be in default when:

1. the debtor is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realizing security (if any is held); or
2. the losses are expected based on the client's operational history and credit.

Category	% Equity	Maximum horizon
AAA	2.00	5 years
AA	1.00	3 years
A	0.50	2 years
BBB	0.25	1 year

The information about the exposure to weighted average loss rate, gross carrying amount, impairment losses recognized in the statement of income are as follows:

	Weighted average loss rate	Gross carrying amount	Expected credit loss
December 31, 2025			
Cash and cash equivalents	—	4,565,136	—
Margin cash	—	159,562	—
Trade accounts receivable	(1.81)%	4,231,924	(76,685)
Related party receivables	—	41,231	—
		8,997,853	(76,685)

e. Liquidity risk

Liquidity risk arises from the Group's working capital management and obligations to pay interest and principal on its financing, especially debt instruments. Liquidity risk is the risk that the Company may not have available liquidity to meet its financial obligations when they are due.

244

Notes to the financial statements for the years ended at December 31, 2025 and 2024
(Expressed in thousands of United States dollar)

The Group manages liquidity risk primarily by assessing the Group's overall leverage by monitoring the net debt ratio. This ratio compares the Group's net debt (total loans and financing less the total of cash and cash equivalents) to "Adjusted EBITDA" for the preceding 12 months. The Group's working capital management strategy includes maintaining its leverage at or below its target leverage ratio in order to ensure that the Group can meet its financial obligations while achieving efficiency in its cost of funding.

The leverage ratio is shown below:

	December 31, 2025	December 31, 2024
Leverage indicator (USD)	2.39x	1.89x

The table below shows the contractual obligation amounts from financial liabilities of the Group according to their maturities:

	December 31, 2025					December 31, 2024				
	Until 1 year	Between 2 and 3 years	Between 4 and 5 years	More than 5 years	Total	Until 1 year	Between 2 and 3 years	Between 4 and 5 years	More than 5 years	Total
Trade accounts payable and supply chain finance	7,332,559	–	–	–	7,332,559	6,194,223	–	–	–	6,194,223
Loans and financing	833,085	249,115	794,458	19,213,910	21,090,568	2,084,225	1,046,253	1,688,693	14,507,625	19,326,796
Estimated interest on loans and financing [(1)]	1,265,226	2,425,415	2,377,113	15,237,492	21,305,246	2,458,318	2,440,620	839,949	5,670,017	11,408,904
Derivatives liabilities (assets)	156,405	114,376	–	–	270,781	165,979	100,087	–	–	266,066
Payments of leases	354,887	520,701	351,036	861,409	2,088,033	377,769	797,268	326,928	817,668	2,319,633
Commodity forward purchase contracts	140,956	13,912,887	11,252,506	2,614,618	27,920,967	58,997	28,244,384	4,238,571	986,771	33,528,723

[(1)] Includes interest on all loans and financing outstanding. Payments are estimated for variable rate debt based on effective interest rates at December 31, 2025 and December 31, 2024. Payments in foreign currencies are estimated using the December 31, 2025 and December 31, 2024 exchange rates.

The Group has future commitment for purchase of grains and cattle whose balances at December 31, 2025 is US$27.9 billion (December 31, 2024 is US$33.5 billion).

The Company has assets pledged as collateral for derivative operations with commodities and futures exchanges, the balance of which as of December 31, 2025, is US$159,562 (US$136,554 as of December 31, 2024). This collateral exceeds the requirements for these operations.

The interest payments on variable interest rate loans and bond issues in the table above reflect market forward interest rates at the reporting date and these amounts may change as market interest rates change. The future cash flows on derivative instruments may be different from the amount in the above table as interest rates and exchange rates or the relevant conditions underlying the derivative change. Except for these financial liabilities, it is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

f. Risks linked to climate change and the sustainability strategy

During the year ended December 31, 2025, the Group conducted a climate risk assessment to identify and evaluate potential climate-related impacts, risks, and opportunities across its operations and value chain. This process resulted in a prioritized list of climate-related risks and opportunities based on the Group's financial materiality assessment, performed by an independent third party in accordance with the Group's established criteria and thresholds.

The assessment considered both the likelihood of occurrence and the magnitude of potential financial impacts, based on qualitative and quantitative factors, informed judgment and underlying assumptions.

For the year ended December 31, 2025, the Administration considered the data and assumptions highlighted below as the main risks:

(i) Risk of increased regulation on energy

- Regulatory pressures, inflation and energy scarcity increasing electricity and fuel costs.

(ii) Risk of extreme weather events

- Climate-related volatility in agricultural commodity availability, quality and pricing.

(iii) Risk of failure to adapt to physical effects of climate change

- Climate-related disruptions affecting supply chain infrastructure and operational infrastructure.

245

Separate f inancial Statements Separate statement of financial position Separate statement of p rofit and loss Notes to the separate financial statements Page 247 248 249 246

Separate statement of financial position as at 31 December 2025

Before appropriation of results

In thousands of United States dollar – US$

	Note	2025	2024*
FIXED ASSETS			
Financial fixed assets	33	8,693,931	1,881,735
TOTAL FIXED ASSETS		**8,693,931**	**1,881,735**
CURRENT ASSETS			
Other receivable	34	748	–
Cash		11,745	29
TOTAL CURRENT ASSETS		**12,493**	**29**
TOTAL ASSETS		**8,706,424**	**1,881,764**
SHAREHOLDER'S EQUITY	35		
Issued share capital		35,114	35,379
Share premium		4,395,693	138,506
Reserve for own shares		(598,423)	(6,707)
Legal reserve for participating interest		3,515,985	1,853,237
Statutory reserves		(3,801)	1,772
Translation reserve		(54,598)	(578,152)
Other reserves		437,703	(315)
Undistributed results		975,907	438,018
TOTAL SHAREHOLDER'S EQUITY		**8,703,580**	**1,881,738**
CURRENT LIABILITIES		**2,844**	**26**
TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES		**8,706,424**	**1,881,764**

* The comparative amounts have been adjusted. Refer to the note 31 Changes in accounting policies for related disclosures

The notes on pages 249 to 259 are an integral part of these separate financial statements.

247

Separate statement of profit and loss for the year ended 31 December 2025 In thousands of United States dollar – US$ 2024* 2025 Note 438,105 1,418,041 33 (87) (6,697) 438,018 1,411,344 Share in results from participating interest, after taxation Other income and expense, after taxation NET RESULT * The comparative amounts have been adjusted. Refer to the note 31 Changes in accounting policies for related disclosures. The notes on pages 249 to 259 are an integral part of these separate financial statements. 248

Notes to the separate financial statements for the year ended 31 December 2025 28 General The registered office according to the Articles of Association of JBS N . V . (prior to its renaming and conversion to a public liability company known as JBS B . V . ) is in Amstelveen . JBS N . V . is registered in the Commerce Registry of the Chamber of Commerce under the file number 76063305 . The address of JBS N . V . is Stroombaan 16 , 1181 VX Amstelveen . These separate financial statements and the consolidated financial statements together constitute the statutory financial statements of JBS N . V . (hereafter : ‘the Company’) . The financial information of the Company is included in the Company’s consolidated financial statements, as presented on pages 200 to 245 . 29 Basis of preparation These separate financial statements for the year ended on 31 December 2025 have been prepared in accordance with Title 9 , Book 2 of the Dutch Civil Code . For setting the principles for the recognition and measurement of assets and liabilities and determination of results for its separate financial statements, the Company makes use of the option provided in section 2 : 362 (8) of the Dutch Civil Code . This means that the principles for the recognition and measurement of assets and liabilities and determination of the result (hereinafter referred to as principles for recognition and measurement) of the separate financial statements of the Company are the same as those applied for the consolidated EU - IFRS financial statements . Measurement policies also include classification policies that affect the distinction between equity and liabilities . In case no other principles are mentioned, refer to the accounting principles as described in the consolidated financial statements . For an appropriate interpretation of these statutory financial statements, the separate financial statements should be read in conjunction with the consolidated financial statements . Information on the use of financial instruments and on related risks for the group is provided in the notes to the consolidated financial statements of the group. All amounts in the company financial statements are presented in USD thousand, unless stated otherwise. In 2025 the company aligned its financial reporting to the calendar year - end, where the 2024 reporting year ended on 29 December 2024. The change in reporting period did not result in a material impact on the measurement or presentation of the Company’s separate financial statements. 30 Corporate restructuring On 6 June 2025 , JBS N . V . became the new parent company of the JBS Group (previously JBS S . A . and its consolidated subsidiaries) through a corporate restructuring under common control . Existing shareholders of JBS S . A . (including its ultimate controlling Shareholder J&F) obtained shares in JBS N . V . in exchange for the 75 % interest in JBS S . A . which was transferred to JBS Participações Societárias S . A . (now also part of the JBS Group) . As a result JBS N . V . now indirectly holds 100 % of the shares in JBS S . A (previously 25 % indirect interest), refer to Note 1 . 1 of consolidated statements for further details . As the corporate restructuring was accounted for under common control, different accounting methods are applied in the consolidated and separate financial statements . In the consolidated financial statements, the restructuring is accounted for using the pooling of interests method, whereby assets and liabilities are recognized at their existing carrying amounts, refer to Note 1 . 1 of consolidated statements for further details . In the separate financial statements, the participation in JBS S.A. (through JBS Participações Acionárias S.A.) is accounted for using the net equity value method based on carry - over accounting (predecessor basis), reflecting the Company’s ownership interest before and after the restructuring. This change in ownership interest explains the differences between shareholder's equity and profit and loss as presented in the separate financial statements and the consolidated financial statements for 2024 and profit and loss for 2025, refer to note 35 for the reconciliation and for further details. The comparative information, except for the effects of the change in accounting policy (refer to note 31 and note 35), reflects the historical financial information of the Company prior to the restructuring. 31 Change in accounting policies For all periods up to and including the year ended on 31 December 2024 , the company prepared its company financial statements in accordance with Part 9 of Book 2 of the Dutch Civil Code, making use of the exemption to prepare consolidated financial statements in accordance with Section 408 of Book 2 of the Dutch Civil Code . Which allowed the company to value its participating interest at cost . As part of its corporate restructuring, JBS N . V . became the indirect controlling shareholder of JBS S . A .. As a result, JBS N . V, via JBS Participações Societárias S . A . , now indirectly holds all shares of JBS S . A . The transaction was accounted for as a common control transaction, whereby JBS Participações Societárias S . A . recognized the assets, liabilities, and results of JBS S . A . at their historical book values (carry - over accounting method) . On 6 June 2025 , the migration of the shareholder base of JBS S . A . to JBS N . V was completed, effectively establishing JBS N . V . as the new holding company of the JBS Group . JBS N . V . ’s shares commenced trading on the New York Stock Exchange in June 2025 . Due to this corporate restructuring and the listing on the New York Stock Exchange, the company can no longer use the exemption to prepare consolidated financial statements and can no longer value its participating interests at cost . As a result the company will value its participating interests in group companies using the net equity value method, determined applying the IFRS accounting policies as described in the consolidated financial statements . 249

This change in accounting policy will be recognized retrospectively. The effects on the financial statements are as follows:

(in thousands of United States dollar)

	01 January 2024 before change in accounting policy	Difference	01 January 2024 after change in accounting policy	31 December 2024 before change in accounting policy	Difference	31 December 2024 after change in accounting policy
Separate statement of financial position						
Financial fixed assets	2,151,582	68,457	2,220,039	1,949,703	(67,968)	1,881,735
Issued share capital	42,505	(7,126)	35,379	40,141	(4,762)	35,379
Share premium	2,116,267	(2,116,267)	–	1,914,513	(1,776,007)	138,506
Reserve for own shares	–	(6,707)	(6,707)	–	(6,707)	(6,707)
Legal reserve for participating interest	–	2,191,542	2,191,542	–	1,853,237	1,853,237
Statutory reserves	(7,232)	7,232	–	(4,946)	6,718	1,772
Translation reserve	–	95	95	–	(578,152)	(578,152)
Other reserves	–	(315)	(315)	–	(315)	(315)
Undistributed results	–	–	–	–	438,018	438,018

	2024 before change in accounting policy	Difference	2024 after change in accounting policy
Separate statement of profit and loss			
Share in results from participating interest, net of tax	–	438,105	438,105

32 Participating interests in group companies

Group companies are all entities in which the Company has directly or indirectly control. The Company controls an entity when it is exposed, or has rights, to variable returns from its involvement with the group company and has the ability to affect those returns through its power over the group company. Group companies are recognized from the date on which control is obtained by the Company and derecognized from the date that control by the Company over the group company ceases. Participating interests in group companies are accounted for in the separate financial statements according to the equity method, with the principles for the recognition and measurement of assets and liabilities and determination of results as set out in the notes to the consolidated financial statements.

Participating interests with a negative net equity value are valued at nil. This measurement also covers any receivables provided to the participating interests that are, in substance, an extension of the net investment. In particular, this relates to loans for which settlement is neither planned nor likely to occur in the foreseeable future. A share in the profits of the participating interest in subsequent years will only be recognized if and to the extent that the cumulative unrecognized share of loss has been absorbed. If the Company fully or partially guarantees the debts of the relevant participating interest, or if has the constructive obligation to enable the participating interest to pay its debts (for its share therein), then a provision is recognized accordingly to the amount of the estimated payments by the Company on behalf of the participating interest.

A subsequent obtained share of the profit of the participating interest in the group company is recognized only if and to the extent that the accumulated share of the previously unrecognized loss has been compensated.

Share of result of participating interests

The share in the result of participating interests consists of the share of the Company in the result of these participating interests. Results on transactions involving the transfer of assets and liabilities between the Company and its participating interests and mutually between participating interests themselves, are eliminated to the extent that they can be considered as not realized.

250

(JBS)

33 Financial fixed assets

	December 31, 2025	December 31, 2024
Participating interests in group companies	7,366,230	1,881,735
Accounts receivable from group companies	6,701	
Dividends receivable from group companies	1,321,000	—
	8,693,931	1,881,735

Share in results from participating interest after tax

An amount of USD 1,418,041 (2024: USD 438,105) of share in results from participating interests relates to group companies.

Participating interest in group companies

On 6 June 2025, JBS N.V. became the new parent company of the Group through a corporate restructuring under common control. Existing shareholders of JBS S.A. obtained shares in JBS N.V., and JBS N.V. indirectly holds 100% of the shares in JBS S.A (through JBS Participações Societárias S.A).

	Ownership Interest	Total Assets	Share capital	Equity	Net revenue	Net income
i. Subsidiaries:						
JBS Participações Societárias S.A.	100%	8,557,626	–	7,243,700	–	1,421,012
JBS Holding Brasil S.A.	100%	130,728	170,204	123,655	–	(1,785)
JBS Eggs Holdings BV	100%	44	106	44	–	(18)
ii. Associates:						
Mantiqueira International B.V.	48.5%	96,242	1	–	–	(1,168)

Movements in the net equity value of the participating interests are as follows:

	Participation	Balance at January 1, 2025	Addition / Reduction	Exchange rate variation	Profit distribution	Equity: Changes in the equity of investees	Equity: Proportionate share of income	Balance at December 31, 2025
JBS Participações Societárias S.A.	100%	1,881,735	5,219,230	351,609	(2,104,332)	474,446	1,421,012	7,243,700
JBS Holding Brasil S.A.	100%	–	142,141	(2,648)	(7,074)	(6,980)	(1,785)	123,654
JBS Eggs Holdings BV	100%	–	60	2	–	–	(18)	44
Mantiqueira International B.V.	48.5%	–	–	–	–	–	(1,168)	(1,168)
Total		1,881,735	5,361,431	348,963	(2,111,406)	467,466	1,418,041	7,366,230

	Participation	Balance at January 1, 2024	Addition / Reduction	Exchange rate variation	Profit distribution	Equity: Changes in the equity of investees	Equity: Proportionate share of income	Balance at December 31, 2024
JBS Participações Societárias S.A.	100%	2,220,039	(188,244)	(521,101)	–	(67,064)	438,105	1,881,735
Total		2,220,039	(188,244)	(521,101)	–	(67,064)	438,105	1,881,735

Dividend receivable from group companies

As of 31 December 2025, the Company has recognized dividends receivable from its subsidiaries, following the approval of dividend distributions in accordance with applicable corporate governance requirements. The dividends relate to profits generated by the subsidiaries during the financial year and were duly declared before year-end.

Dividends receivable are recognized when the Company's right to receive payment is established. As of the reporting date, management does not expect any credit losses in respect of these balances.

	December 31, 2025	December 31, 2024
JBS Participações Societárias S.A.	1,313,926	—
JBS Holding Brasil S.A.	7,074	—
Total	1,321,000	—

251

Equity interests

In accordance with Article 2:379 and 2:414 of the Dutch Civil Code, the Company discloses its equity interests in the notes to these financial statements.

The table below provides an overview of the Company's direct and indirect equity interests, including the name, registered office, and percentage of ownership. This disclosure forms an integral part of these financial statements.

Nr	Company name	Country	Percentage interest held	Nr	Company name	Country	Percentage interest held
1	Adams Pork Products Limited	UK	82.49 %	168	Mafrip - Matadouro Frigorífico S.A.	BRA	71.80 %
2	Agro Alfa Indústria e Comércio Ltda.	BRA	100.00 %	169	Mantiqueira Agricultura Regenerativa S.A.	BRA	48.50 %
3	Albert Van Zoonen B.V.	NHL	82.49 %	170	Mantiqueira Agronegócios Ltda.	BRA	48.50 %
4	Andrews Meat Industries Pty. Ltd.	AUS	80.00 %	171	Mantiqueira Alimentos S.A.	BRA	48.50 %
5	Arkose Investments ULC	IRE	82.49 %	172	Mantiqueira International B.V.	NHL	48.50 %
6	Attleborough Foods Limited	UK	82.49 %	173	Mantiqueira UK I Holding Ltd.	UK	48.50 %
7	Australian Consolidated Food Holdings Pty. Ltd.	AUS	100.00 %	174	Mantiqueira UK II Holding Ltd.	UK	48.50 %
8	Australian Consolidated Food Investments Pty. Ltd.	AUS	100.00 %	175	Mantiqueira USA Holding Inc.	USA	48.50 %
9	Avicola Pilgrim's Pride de Mexico S.A de C.V	MEX	82.49 %	176	Mantiqueira USA Inc.	USA	48.50 %
10	Bakewell Foods Limited	UK	82.49 %	177	Marzolara Food Processing Srl	ITA	100.00 %
11	Baumhardt Com. e Part. Ltda.	BRA	100.00 %	178	Meadow Bank Hatchery Pty Ltd	AUS	100.00 %
12	Baybrick LandCo Pty. Ltd.	AUS	100.00 %	179	Meat Me México, Mercado de Carnes, S. de R.L. de C.V.	MEX	100.00 %
13	Baybrick Pty. Ltd.	AUS	100.00 %	180	Meat Snack Partners Distribuidora do Brasil Ltda.	BRA	50.00 %
14	Belvoir Foods Limited	UK	82.49 %	181	Meat Snack Partners do Brasil Ltda.	BRA	50.00 %
15	Biotech Foods, S.L.	ESP	51.00 %	182	Meat Snacks Partner LLC	USA	50.00 %
16	Birla Società Agricola Srl	ITA	20.00 %	183	Merit Provisions, LLC	USA	82.49 %
17	Cattle Production Systems, Inc.	USA	100.00 %	184	Miller Bros. Co., Inc.	USA	100.00 %
18	Climert Investments S.A	URY	100.00 %	185	Mopac of Virginia, Inc.	USA	100.00 %
19	Colorado Egg, LLC	USA	25.00 %	186	Morrison's Seafood Pty Ltd	AUS	100.00 %
20	Combo México Holdings, S. de R.L de C.V.	MEX	100.00 %	187	Moy Park (Newco) Ltd	UK	82.49 %
21	Combo Productora, S. de R.L de C.V	MEX	100.00 %	188	Moy Park Beef Orleans S.à.r.l	FRA	82.49 %
22	Combo Servicios Especializados de Personal, S. de R.L de C.V	MEX	100.00 %	189	Moy Park Bondco PLC Ltd	UK	82.49 %
23	Conceria Priante S.p.A	ITA	100.00 %	190	Moy Park France (Holdings) SAS	FRA	82.49 %
24	Consumer Foods Van Sales (Ireland) Limited	IRE	82.49 %	191	Moy Park France SAS	FRA	82.49 %
25	Consumer Foods Van Sales Limited	IRE	82.49 %	192	Moy Park Holdings (Europe) Limited	UK	82.49 %
26	Cordine Pty. Ltd.	AUS	100.00 %	193	Moy Park Limited	UK	82.49 %
27	D Blowers Limited	UK	82.49 %	194	Moyer Distribution, LLC	USA	100.00 %
28	Dalehead Foods Limited	UK	82.49 %	195	N.Ovo Plant Based Ltda.	BRA	50.00 %
29	De Korte Weg B.V.	NHL	100.00 %	196	Nacrail, LLC	USA	41.25 %
30	Denver Processing, LLC	USA	100.00 %	197	Noon Products Limited	UK	82.49 %
31	Diamond Valley Pork Pty Ltd	AUS	100.00 %	198	Normaclass S.A.	FRA	53.73 %
32	Dungannon Proteins Ltd	UK	82.49 %	199	Nuco Feeds, LLC	USA	50.00 %
33	E.M.T. Agro Comercial Ltda.	BRA	50.00 %	200	Oak Grove, LLC	USA	100.00 %
34	Easey Herds Limited	UK	82.49 %	201	Oakhouse Foods Limited	UK	82.49 %
35	Easey Holdings Limited	UK	82.49 %	202	O'Kane (Blue Rose Newco 1) Limited	UK	82.49 %
36	Easey Pigs Limited	UK	82.49 %	203	O'Kane Poultry Limited	UK	82.49 %
37	Easey Veterinary Services Limited	UK	82.49 %	204	Olympia Processing, LLC	USA	100.00 %
38	Empire Management Company, LLC	USA	100.00 %	205	Onix Investments UK Ltd	UK	82.49 %
39	Empire Packing Company, LLC	USA	100.00 %	206	Oxdale Dairy Enterprise Pty Ltd	AUS	100.00 %
40	Excelsior Alimentos S.A.	BRA	71.11 %	207	P&H Investments 1 Pty. Ltd.	AUS	100.00 %
41	Fampat S.A. de C.V.	MEX	82.49 %	208	P&H Investments 2 Pty. Ltd	AUS	100.00 %
42	Fazenda da Toca Ltda.	BRA	50.00 %	209	Penasul UK Ltd.	UK	100.00 %
43	Final Porto Comércio e Distribuidora Ltda.	BRA	50.00 %	210	Pico Paco Frango Ltda.	BRA	100.00 %
44	Flora Green Pty. Ltd.	AUS	100.00 %	211	Pilgrim's Food Masters Holdings Ltd	UK	82.49 %
45	Food Processors Water Cooperative, Inc.	USA	41.25 %	212	Pilgrim's Food Masters Ireland Limited	IRE	82.49 %
46	Food Ventures North America Canada, Inc.	CAN	100.00 %	213	Pilgrim's Pride Malta Finance Limited Liability	MLT	82.49 %
47	Food Ventures North America, Inc	USA	100.00 %	214	Pilgrim's Europe Ltd	UK	82.49 %
48	Galina Pesada S.A.P.I. de C.V	MEX	28.82 %	215	Pilgrim's Food Masters UK Limited	UK	82.49 %
49	Gateway Participações Ltda.	BRA	12.50 %	216	Pilgrim's Pride Affordable Housing Corp.	USA	82.49 %
50	Geo Adams & Sons (Farms) Limited	UK	82.49 %	217	Pilgrim's Pride Corporation	USA	82.49 %
51	Geo Adams & Sons Limited	UK	82.49 %	218	Pilgrim's Pride Corporation of West Virginia, Inc.	USA	82.49 %
52	Gideny S.A.	URY	100.00 %	219	Pilgrim's Pride Finance, LLC	USA	82.49 %
53	GJ Land Co., LLC	USA	25.00 %	220	Pilgrim's Pride Ltd	UK	82.49 %

252

54	GJ Land Investors, LLC	USA	50.00 %	221	Pilgrim's Pride S. de R.L de C.V	MEX	82.49 %
55	Good Country Investments Pty. Ltd.	AUS	100.00 %	222	Pilgrim's Shared Services Ltd.	UK	82.49 %
56	Good Country Pty. Ltd.	AUS	100.00 %	223	Pilgrim's UK Lamb Ltd	UK	82.49 %
57	Granjeros Campo 9 S.A.	PAR	90.00 %	224	Plan Pro Restaurantes S.A. de C.V.	MEX	82.49 %
58	H. Eggs Comércio Varejista Ltda.	BRA	50.00 %	225	Planterra Holdings B.V.	NHL	100.00 %
59	Hadgraft Industrial Properties, LLC	USA	52.55 %	226	Plumrose Limited	UK	82.49 %
60	Hamer International Limited	UK	82.49 %	227	Poppsa 3, LLC	USA	82.49 %
61	Hans Continental Smallgoods Pty. Ltd.	AUS	100.00 %	228	Poppsa 4, LLC	USA	82.49 %
62	Harris Mason Processing, LLC	USA	100.00 %	229	PPC of Alabama, Inc.	USA	82.49 %
63	Henco Hogs, LLC	USA	100.00 %	230	PPC Transportation Company	USA	82.49 %
64	Hickman's Egg Ranch, Inc	USA	50.00 %	231	PQP Holdings Limited	UK	82.49 %
65	High Plains Pork, LLC	USA	100.00 %	232	Premier Beehive Holdco Pty. Ltd.	AUS	100.00 %
66	Hortifrutigranjeiro Canela Ltda.	BRA	50.00 %	233	Premier Beehive NZ	NZL	100.00 %
67	Hunter Valley Quality Meats Pty. Ltd.	AUS	100.00 %	234	Primo Foods Pty Ltd.	AUS	100.00 %
68	Huon Aquaculture Company Pty Ltd	AUS	100.00 %	235	Primo Group Holdings Pty. Ltd.	AUS	100.00 %
69	Huon Aquaculture Group Pty Ltd	AUS	100.00 %	236	Primo Meats Admin Pty Ltd	AUS	100.00 %
70	Huon Ocean Trout Pty Ltd	AUS	100.00 %	237	Primo Meats Pty. Ltd.	AUS	100.00 %
71	Huon Salmon Pty Ltd	AUS	100.00 %	238	Primo Retail Pty. Ltd.	AUS	100.00 %
72	Huon Seafoods Pty Ltd	AUS	100.00 %	239	Principe di San Daniele S.p.A.	ITA	100.00 %
73	Huon Shellfish Co. Pty Ltd	AUS	100.00 %	240	QMT General Partner Limited Liability	NZL	50.13 %
74	Huon Smoked Salmon Pty Ltd	AUS	100.00 %	241	QMT New Zealand Limited Liability Partnership	NZL	49.61 %
75	Huon Smoked Seafoods Pty Ltd	AUS	100.00 %	242	Ready Mile Trucking Ltd	CAN	100.00 %
76	Huon Tasmanian Salmon Pty Ltd	AUS	100.00 %	243	Rigamonti Salumificio S.p.A	ITA	100.00 %
77	Imposete Pty. Ltd.	AUS	100.00 %	244	Rivalea Holdings Pty Limited Liability	AUS	100.00 %
78	Industry Park Pty. Ltd.	AUS	100.00 %	245	Rivercan	URY	53.73 %
79	Inmobiliaria Andradina, S. de R.L de C.V.	MEX	100.00 %	246	Robotic Technologies Limited Liability	NZL	53.73 %
80	Inmobiliaria Avicola Pilgrim's Pride S. de R.L de C.V.	MEX	82.49 %	247	Rocklabs Limited Liability	NZL	53.73 %
81	International Food Company Seara LLC - Dubai Branch	UAE	100.00 %	248	Rollover Limited	UK	82.49 %
82	International Food Company Seara OPC LLC	UAE	100.00 %	249	Rye Valley Foods Limited	IRE	82.49 %
83	International Food Packers, LLC	USA	100.00 %	250	S&C Australia Holdco Pty. Ltd.	AUS	100.00 %
84	Ivory Investments Luxembourg Holding S.C.S.	LUX	82.49 %	251	S&C Australia Investments, Pty Ltd.	AUS	100.00 %
85	JBS Aquaculture Pty Ltd	AUS	100.00 %	252	S&C Resale Company	USA	100.00 %
86	JBS Asia Co. Ltd.	HKG	100.00 %	253	Sampco Holdings, LLC	USA	100.00 %
87	JBS Aspelt S.à r.l.	LUX	100.00 %	254	Sampco LLC	USA	100.00 %
88	JBS Asset Management Corp.	USA	100.00 %	255	Sandstone Holdings S.à r.l.	LUX	82.49 %
89	JBS Australia Air Pty Limited Liability	AUS	100.00 %	256	Scott Automation a.s.	CZE	53.73 %
90	JBS Australia Finance 1 Pty. Ltd.	AUS	100.00 %	257	Scott Automation and Robotics Pty Ltd	AUS	53.73 %
91	JBS Australia Finance Pty. Ltd.	AUS	100.00 %	258	Scott Automation GmbH	GER	53.73 %
92	JBS Australia Pty. Ltd.	AUS	100.00 %	259	Scott Automation Limited Liability.	UK	53.73 %
93	JBS Aves Ltda.	BRA	100.00 %	260	Scott Automation Ltd	NZL	53.73 %
94	JBS Berg S.à r.l.	LUX	100.00 %	261	Scott Automation N.V.	BEL	53.73 %
95	JBS Captive Insurance Company	USA	100.00 %	262	Scott Automation SAS	FRA	53.73 %
96	JBS Carriers, Inc.	USA	100.00 %	263	Scott LED Limited Liability	NZL	53.73 %
97	JBS Chile Limitada	CHI	100.00 %	264	Scott Systems (Qingdao) Co., Ltd	CHN	49.61 %
98	JBS Clervaux Finance S.à r.l.	LUX	100.00 %	265	Scott Systems International Inc.	USA	53.73 %
99	JBS Confinamento Ltda.	BRA	100.00 %	266	Scott Technology Americas Limited Liability	NZL	53.73 %
100	JBS Couros Brasil Ltda.	BRA	100.00 %	267	Scott Technology Australia Pty Ltd	AUS	53.73 %
101	JBS Durham UK Ltd	UK	100.00 %	268	Scott Technology Belgium bvba	BEL	53.73 %
102	JBS Eggs Holdings B.V.	NHL	100.00 %	269	Scott Technology Europe Limited Liability	NZL	53.73 %
103	JBS Embalagens Metálicas Ltda.	BRA	100.00 %	270	Scott Technology Limited Liability	NZL	53.73 %
104	JBS Empire, Inc.	USA	100.00 %	271	Scott Technology NZ Limited Liability	NZL	53.73 %
105	JBS Finance Luxembourg S.à r.l.	LUX	100.00 %	272	Scott Technology USA Limited Liability	NZL	53.73 %
106	JBS Finco, Inc.	USA	100.00 %	273	Seara África Pty. Ltd.	RSA	100.00 %
107	JBS Food Canada ULC	CAN	100.00 %	274	Seara Alimentos Ltda.	BRA	100.00 %
108	JBS Food Colombia S.A.S	COL	100.00 %	275	Seara Arabia Food Industrial Company	KSA	100.00 %
109	JBS Food Trading (Shanghai) Ltd	CHN	100.00 %	276	Seara Comércio de Alimentos Ltda.	BRA	100.00 %
110	JBS Foods Ontario Inc.	CAN	100.00 %	277	Seara Food Europe Holding B.V.	NHL	100.00 %
111	JBS Global Luxembourg S.à r.l.	LUX	100.00 %	278	Seara Food Europe Holding B.V. (DMCC BRANCH)	UAE	100.00 %
112	JBS Global Meat Holdings Pty Ltd	AUS/NHL	100.00 %	279	Seara Holding Ltda.	BRA	100.00 %
113	JBS Global UK Ltd	UK	100.00 %	280	Seara Holdings (Europe) B.V.	NHL	100.00 %

253

114	JBS Greenbay, Inc.	USA	100.00 %	281	Seara Japan Ltd	JPN	100.00 %
115	JBS Holdco Australia Pty. Ltd.	AUS	100.00 %	282	Seara Meats B.V.	NHL	100.00 %
116	JBS Holding Brasil S.A.	BRA	100.00 %	283	Seara Middle East Foods Trading Company	KSA	100.00 %
117	JBS Investments Cork Ltd	IRE	100.00 %	284	Seara Middle East Wholesale and Retail Co. SPC	KWT	100.00 %
118	JBS Investments Dublin Ltd	IRE	100.00 %	285	Seara Saudi Food for Consultancy and Research LLC	KSA	100.00 %
119	JBS Investments Luxembourg S.à r.l.	LUX	100.00 %	286	Seara Singapore Pte. Ltd	SIN	100.00 %
120	JBS Japan	JPN	100.00 %	287	Servicios Administrativos Pilgrim's Pride S. de R.L de C.V	MEX	82.49 %
121	JBS La Rochette Finance S.à r.l.	LUX	100.00 %	288	Seven Point Pork Pty Ltd	AUS	100.00 %
122	JBS Leather Argentina S.A.U.	ARG	100.00 %	289	Sharonville Processing, LLC	USA	100.00 %
123	JBS Leather Asia Limited Liability	HKG	100.00 %	290	SIA.MO.CI. Srl	ITA	100.00 %
124	JBS Leather International B.V	NHL	100.00 %	291	Skippack Creek Corp.	USA	100.00 %
125	JBS Leather Paraguay Srl	PAR	100.00 %	292	Southern Hens, Inc.	USA	7.42 %
126	JBS Leather Uruguay S.A.	URY	100.00 %	293	Southern Ocean Trout Pty Ltd	AUS	100.00 %
127	JBS Live Pork, LLC	USA	100.00 %	294	Southwest Specialty Eggs, LLC	USA	25.00 %
128	JBS Meat Investments Pty. Ltd.	AUS	100.00 %	295	Springfield Hatcheries Pty Ltd	AUS	100.00 %
129	JBS Meat UK Ltd	UK	100.00 %	296	Springs Smoked Salmon Pty Ltd	AUS	100.00 %
130	JBS Melwood UK Limited Liability	UK	100.00 %	297	Springs Smoked Seafoods Pty Ltd	AUS	100.00 %
131	JBS Mersch S.à r.l.	LUX	100.00 %	298	Spurway Foods Limited	UK	82.49 %
132	JBS Packerland, Inc.	USA	100.00 %	299	Surveyors Investments Pty Ltd	AUS	100.00 %
133	JBS Participações Societárias S.A.	BRA	100.00 %	300	Swift & Company International Sales Corp.	USA	100.00 %
134	JBS Plainwell, Inc.	USA	100.00 %	301	Swift & Company International Sales Corp. (Hong Kong Branch)	HKG	100.00 %
135	JBS Pork Australia Pty Ltd	AUS	100.00 %	302	Swift & Company International Sales Corp. (Korea Branch)	KOR	100.00 %
136	JBS Prepared Foods, Inc.	USA	100.00 %	303	Swift & Company International Sales Corp. (Shangai Branch)	CHN	100.00 %
137	JBS S.A.	BRA	100.00 %	304	Swift Australia (Southern) Pty. Ltd.	AUS	100.00 %
138	JBS Sanitation Canada Ltd	CAN	100.00 %	305	Swift Beef Company	USA	100.00 %
139	JBS Smallgoods Holdco Australia, Pty Ltd	AUS	100.00 %	306	Swift Brands Company	USA	100.00 %
140	JBS Smallgoods Holdco Pty. Ltd.	AUS	100.00 %	307	Swift Pork Company	USA	100.00 %
141	JBS Smallgoods Investments Pty. Ltd.	AUS	100.00 %	308	Swift Refrigerated Foods S.A de C.V	MEX	100.00 %
142	JBS Souderton, Inc.	USA	100.00 %	309	Swift Southern Investments Pty. Ltd.	AUS	100.00 %
143	JBS Southern Australia Pty. Ltd.	AUS	100.00 %	310	Swift Trading Shanghai Ltd.	CHN	100.00 %
144	JBS Southern Holdco AU Pty. Ltd.	AUS	100.00 %	311	Tatiara Meat Company, Pty Ltd	AUS	100.00 %
145	JBS Southern Investments 1 Pty. Ltd.	AUS	100.00 %	312	Tatiara Meat Investments Pty. Ltd.	AUS	100.00 %
146	JBS Southern Investments 2 Pty. Ltd.	AUS	100.00 %	313	To-Ricos Distribution Ltd	USA/BER	82.49 %
147	JBS Terminais Ltda.	BRA	70.00 %	314	To-Ricos Ltd	USA/BER	82.49 %
148	JBS Toledo N.V	BEL	100.00 %	315	TriOak Foods, LLC	USA	100.00 %
149	JBS Tolleson, Inc.	USA	100.00 %	316	TriOak Grain, LLC	USA	100.00 %
150	JBS Trading Agent (Dongguan)	CHN	100.00 %	317	TVB B.V.	NHL	100.00 %
151	JBS Trading USA, Inc.	USA	100.00 %	318	Unifleisch SA	CHE	100.00 %
152	JBS USA Food Company Holdings	USA	100.00 %	319	Via Rovigo Indústria e Comércio de Produtos Alimentícios S.A.	BRA	51.00 %
153	JBS USA Foods Group Holdings, Inc.	USA	100.00 %	320	Vivera B.V.	NHL	100.00 %
154	JBS USA Holding Lux S.à r.l.	LUX	100.00 %	321	Vivera Topholding B.V.	NHL	100.00 %
155	JBS USA Imports, Inc.	USA	100.00 %	322	Vivera UK Ltd	UK	100.00 %
156	JBS USA Leather, Inc.	USA	100.00 %	323	Vivera Vastgoed B.V.	NHL	100.00 %
157	JBS USA Promontory Holdings I, LLC	USA	100.00 %	324	Weddel Ltd	CAN	100.00 %
158	JBS USA Promontory Holdings II, LLC	USA	100.00 %	325	White Strap Safco Foods Trading LLC	UAE	21.60 %
159	JBS USA Promontory I, LLC	USA	100.00 %	326	White Stripe Foods Investment Holdings Pty Ltd	AUS	48.00 %
160	JBS USA Promontory II, LLC	USA	100.00 %	327	White Stripe Foods Pty Ltd.	AUS	48.00 %
161	JBS USA Sanitation Corporation	USA	100.00 %	328	White Stripe Safco Foods	UAE	21.60 %
162	JBS Wisconsin Properties, LLC	USA	100.00 %	329	Wonder Best Holding Co Ltd.	HKG	100.00 %
163	Kahula Pty. Ltd.	AUS	100.00 %	330	Zendaleather Co.	USA	100.00 %
164	King's S.p.A.	ITA	100.00 %	331	Zendaleather GmbH	GER	100.00 %
165	Kitchen Range Foods Limited	UK	82.49 %	332	Zendaleather S.A de C.V	MEX	100.00 %
166	Lap Foods Pty. Ltd.	AUS	100.00 %	333	Zero Lines Corporation	USA	100.00 %
167	LLB Natureza Viva Comércio e Distribuidora Ltda.	BRA	50.00 %	334	ZM Australia Pty. Ltd.	AUS	100.00 %

254

34 Other receivable — 451 — 99 — 198 — 748 December 31, 2025 December 31, 2024 Recoverable taxes Other current assets Receivables from group companies Receivables from group companies Receivables from group companies relate to non - interest bearing recharge of costs with participating interests in group companies of the Company. These receivables are measured at amortized cost. Given the nature of the counterparties within the group and the Company’s assessment of the credit risk, no allowance for expected credit losses has been recognized. Where relevant, the Company considers that the credit risk on these receivables is limited due to the financial position of the group and the ability to control cash flows within the group. 255

35 Shareholder's equity

Reconciliation of movements in capital and reserves

(in thousands of United States Dollar)	Issued share capital	Share premium	Reserve for own share	Legal reserve for participating interest	Statutory reserves	Translation reserve	Other reserves	Undistributed results	Total shareholder's equity
BALANCE AT 1 JANUARY 2024 (previously reported)	42,505	2,116,267	–	–	(7,232)	–	–	–	2,151,540
Change in accounting policy	(7,126)	(2,116,267)	(6,707)	2,191,542	7,232	95	–	(315)	68,454
BALANCE AT 1 JANUARY 2024 (adjusted) (*)	**35,379**	**–**	**(6,707)**	**2,191,542**	**–**	**95**	**–**	**(315)**	**2,219,994**
Changes in financial year 2024:									
Appropriation of result	–	–	–	–	–	–	(315)	315	–
Results for the year	–	–	–	–	–	–	–	438,018	438,018
Translation differences	–	–	–	–	–	(578,247)	–	–	(578,247)
Other adjustments through other comprehensive income	–	–	–	–	1,772	–	–	–	1,772
Share premium distribution in kind	–	2,080	–	–	–	–	–	–	2,080
Distribution of share premium	–	(201,879)	–	–	–	–	–	–	(201,879)
Addition to other legal reserve	–	338,305	–	(338,305)	–	–	–	–	–
BALANCE AT 1 JANUARY 2025	**35,379**	**138,506**	**(6,707)**	**1,853,237**	**1,772**	**(578,152)**	**(315)**	**438,018**	**1,881,738**
Changes in financial year 2025									
Appropriation of result	–	–	–	–	–	–	438,018	(438,018)	–
Results for the year	–	–	–	–	–	–	–	1,411,344	1,411,344
Translation differences	–	–	–	–	–	523,554	–	–	523,554
Other adjustments through other comprehensive income	–	–	–	–	(5,573)	–	–	–	(5,573)
Issued ordinary shares	125	–	–	–	–	–	–	–	125
Cancellation of ordinary shares	(390)	390	–	–	–	–	–	–	–
Share premium contribution	–	2,040,867	–	–	–	–	–	–	2,040,867
Issued shares	–	3,995,858	–	–	–	–	–	–	3,995,858
Distribution of share premium	–	(477,208)	–	–	–	–	–	–	(477,208)
Distribution of own shares	–	(6,156)	6,156	–	–	–	–	–	–
Repurchased own shares	–	29	(600,028)	–	–	–	–	–	(599,999)
Share-based payments	–	–	2,156	–	–	–	–	–	2,156
Share premium distribution in kind	–	(69,282)	–	–	–	–	–	–	(69,282)
Addition to other legal reserve	–	(1,227,311)	–	1,662,748	–	–	–	(435,437)	–
BALANCE AT 31 DECEMBER 2025	**35,114**	**4,395,693**	**(598,423)**	**3,515,985**	**(3,801)**	**(54,598)**	**437,703**	**975,907**	**8,703,580**

* The comparative amounts have been adjusted. Refer to the note 31 Changes in accounting policies for related disclosures.

256

Share capital: On December 31, 2025, the Company's share capital consisted of 814,216,001 class A common shares and 294,842,184 class B common shares (2,218,116,370 common shares on December 31, 2024), totaling US$35,114 ( US$35,114 on December 31, 2024). December 31, 2025 Quantity US$ thousand 35,114 1,109,058,185 Initial balance 35,114 1,109,058,185 Final balance Share premium The share premium reserve relates to contribution on issued shares in excess of the nominal value of the shares (above par value) . The share premium is freely distributable, provided that equity is not lower than the sum of share capital and legal reserves as a result of such distribution . Reserve for own shares The reserve for the Company’s own shares comprises the cost of the Company’s shares held by the Group . At 31 December 2025 , the Group held 94 , 537 , 534 of the Company’s shares ( 2024 : 624 , 500 , 000 ) . Foreign currency translation reserve Exchange gains and losses arising from the translation of the functional currency of foreign operations to the reporting currency of the parent are accounted for in this legal reserve . In the case of the sale of a participating interest, the associated accumulated translation differences are transferred to the profit and loss account, and presented therein as part of the result on the sale . In accordance with Dutch law, this legal reserve is not freely distributable . Legal reserve for participating interests The legal reserve for participating interests, which amounts to USD 3 , 515 , 985 ( 2024 : USD 1 , 853 , 237 ), pertains to participating interests that are measured at net equity value method . The reserve is equal to the share in the results and direct changes in equity (both calculated on the basis of the company's accounting policies) of the participating interests since the moment the subsidiary was acquired at net equity value method, less the distributions that the company has been entitled to since the first measurement at net equity value method, and less distributions that the company may effect without restrictions . As to the latter share, this takes into account any profits that may not be distributable by participating interests that are Dutch limited companies based on the distribution tests to be performed by the management of those companies . The legal reserve is determined on an individual basis . The balance mainly consists of non - distributable reserves of subsidiaries incorporated in Brazil . Under Brazilian corporate law, these subsidiaries are required to appropriate 5 % of their annual net profit to a legal reserve, until such reserve reaches 20 % of the issued share capital . In addition, certain subsidiaries recognize tax incentive reserves, which are also subject to statutory distribution restrictions . Movements in this reserve during the year relate to the Company’s share in the results of participating interests, appropriations to and releases from non - distributable reserves at subsidiary level . Unappropriated result Appropriation of profit of 2024 The financial statements for the reporting year 2024 have been adopted by the General Meeting on 30 April 2025 . The General Meeting has adopted the appropriation of profit after tax for the reporting year 2024 as proposed by the Board of Management . Proposal for profit appropriation 2025 The Board of Directors proposes to the General Meeting to appropriate the profit after tax for 2025 as follows: to add the total amount of USD 975,907 to other reserves. For the financial year 2025 the Company proposes to the General Meeting USD 1,00 per share to be declared as dividend, from share premium. Reconciliation of shareholders’ equity and net result per the consolidated financial statements with shareholders’ equity and net result per the separate financial statements Equity and net results of 2024 are not comparable between company financial statements and consolidated financial statements . The difference occurs because consolidated comparative financial information relates to JBS S . A . which applies pooling of interest accounting method, while separate comparative financial information applies carry over accounting method and relates to JBS B . V . Net results according to the company financial statements is not identical to the corresponding figures in the consolidated financial statements for 2025 . The difference occurs due to the fact that for the consolidated financial statements the pooling of interest accounting method was applied to account for the corporate restructuring, compared to the carry - over accounting method that was applied for the separate financial statements . The reconciliation between the two is as follows: (in thousands of United States Dollar) 2025 Result 1,411,344 612,989 – 2,024,333 Company financial statements Different accounting method corporate restructuring Net result JBS N.V. – company only Consolidated financial statements Per 31 December 2025, equity differences are no longer applicable. 257

36 Workforce

Other than the members of the Board of Management, JBS N.V, has no employees as at 31 December 2025.

The average number of FTEs of the Company and its subsidiaries in 2025 was 283,228 (280,698 in 2024) of which 698 in the Netherlands (274 in 2024) broken down by the following areas:

	Global		Netherlands[1]		Outside Netherlands	
	2025	2024	2025	2024	2025	2024
Management	14,073	11,504	169	28	13,904	11,476
Sales	14,553	16,068	54	21	14,499	16,047
Operating	254,602	253,126	475	225	254,127	252,901
Total	**283,228**	**280,698**	**698**	**274**	**282,530**	**280,424**

[1] Not employed by JBS N.V., but by other indirect subsidiaries, including Seara Meats B.V., Vivera B.V., Albert van Zoonen B.V. etc.

37 Off-balance sheet assets and liabilities

Reference is made to the consolidated financial statement lease, commitments and guarantees which is included in note 16.5.

Recharge of Pillar 2 Income Taxes

Each of the subsidiaries is legally responsible for the minimum top-up taxes payable in each jurisdiction in which the Group operates. The Company is not liable for the minimum top-up taxes under the 'Income Inclusion Rule' and no re-charge mechanism to charge back to the respective subsidiaries is applicable.

38 Remuneration of directors

The following table summarizes the compensation received by the members of the Board for the year ended December 31, 2025 (In thousands of United States dollar - US$).

Name	Position	Fixed compensation	Variable compensation	Total
Gilberto Tomazoni	Executive Director and Global Chief Executive Officer	2,803	8,584	11,387
Total – Executive Directors		**2,803**	**8,584**	**11,387**
Jeremiah O'Callaghan	Non-Executive Director and Chairman	251	103	355
Wesley Mendonça Batista	Non-Executive Director	316	103	419
Joesley Mendonça Batista	Non-Executive Director	295	103	399
Kátia Regina de Abreu Gomes	Non-Executive Director	285	103	388
Paulo Bernardo Silva	Non-Executive Director	285	103	388
Carlos Hamilton Vasconcelos Araújo	Non-Executive Director	355	103	458
Henrique de Campos Meirelles	Non-Executive Director	165	29	194
Raul Alfredo Padilla	Non-Executive Director	157	29	186
Total – Non-Executive Directors		**2,109**	**678**	**2,787**
Total		**4,912**	**9,262**	**14,174**

For the purpose of providing a more complete and comparable presentation of the total compensation of the current Board members for the financial year ended 31 December 2025, the Company has included in the disclosed remuneration amounts paid prior to the corporate restructuring completed on 6 June 2025 by JBS S.A. to those individuals who subsequently became members of the Board of Directors of JBS N.V..

Management believes that such amounts are reflected in the Group's consolidated financial statements and are relevant to an understanding of the total compensation of these individuals for the year, particularly in the context of the Group's restructuring and the establishment of the Company as the new holding entity.

Prior to the restructuring, the former board members of JBS N.V. received compensation directly from J&F S.A., the controlling shareholder of JBS S.A. These payments were made at shareholder level and were not borne by JBS N.V. or any of its subsidiaries, nor were they charged to or reflected in the Group's consolidated financial statements as the board members spent an immaterial amount of time in relation to JBS N.V.. Accordingly, such amounts have not been included in the board remuneration disclosures of the Company.

39 Share-based payments

In accordance with Dutch Civil Code Book 2, a public limited liability company (N.V.) is required to disclose information regarding employee share option plans. As at 31 December 2025, the JBS N.V. has not granted any share options or other share-based compensation instruments to its employees or board members, for further details refer to note 24 of the consolidated financial statements.

258

However, certain subsidiaries within the Group maintain share - based compensation arrangements for their employees . These arrangements are accounted for at the consolidated level in accordance with IFRS 2 . Further details regarding these share - based compensation plans are disclosed in Note 24 of the consolidated financial statements . 40 Auditor's Fees The following fees were charged by KPMG Accountants N . V . and other KPMG member firms to the company, its subsidiaries and other consolidated companies, as referred to in Section 2 : 382 a(1) and (2) of the Dutch Civil Code . (in thousands of United States Dollar) 2025 Total Other KPMG network KPMG Accountants N.V. 13,621 12,584 1,037 299 299 – 765 765 – 14,685 13,648 1,037 Total Other KPMG network KPMG Accountants N.V. 10,339 10,339 – 292 292 – 135 135 – 10,766 10,766 – Audit of the financial statements Other audit engagements Tax - related advisory services Total (in thousands of United States Dollar) 2024 Audit of the financial statements Other audit engagements Tax - related advisory services Total The fees stated above for the audit of the financial statements are based on the total fees for the audit of the 2025 financial statements, regardless of whether the procedures were already performed in 2025. No audit fees are disclosed for KPMG Accountants N.V. for the financial year 2024, as JBS N.V. was not subject to a statutory audit. 41 Subsequent event Regarding the subsequent event as at the date of this Annual Report reference is made to the Subsequent event paragraph in the Notes to the consolidated financial statements. In addition, the Company notes the following events that occurred after 25th of March: Senior Notes (Bonds) : On March 30 , 2026 , JBS N . V . , together with its subsidiaries JBS USA Food Company Holdings and JBS USA Foods Group Holdings, Inc . , priced an issuance of senior notes totaling US $ 2 . 0 billion, divided into two series : US $ 1 . 25 billion maturing in 2037 with an annual coupon of 5 . 625% ; and US $ 750 million maturing in 2057 with an annual coupon of 6 . 400% . The settlement of the transaction occurred on April 13 , 2026 . The net proceeds from the issuance will be used primarily to fund a cash tender offer of up to US $ 1 . 0 billion for notes maturing in 2034 and 2035 , with any remaining amounts allocated for general corporate purposes . Senior Notes (Bonds) Increase : On April 13 , 2026 , following the previously announced transaction, JBS N . V . , through its subsidiary JBS USA Food Company Holdings, announced the results of the early tender offer and the increase of the maximum purchase amount from US $ 1 . 0 billion to US $ 1 . 2 billion, as well as the pricing of an additional US $ 500 million in senior notes . This reopening comprised US $ 250 million of notes maturing in 2037 with a coupon of 5 . 625 % and US $ 250 million of notes maturing in 2057 with a coupon of 6 . 400% , increasing the total outstanding to US $ 1 . 5 billion and US $ 1 . 0 billion for each respective series . The proceeds will be used to finance the tender offer, under which a substantial portion of the 2034 and 2035 notes had already been tendered, with excess demand leading to a pro rata acceptance for certain series, and any remaining funds will be directed to general corporate purposes . 259

Signed by the Board, on April 14, 2026: Gilberto Tomazoni Executive Director, Global Chief Executive Officer Jeremiah O'Callaghan Non - Executive Director, Chairman Wesley Mendonça Batista Non - Executive Director Joesley Mendonça Batista Non - Executive Director Kátia Regina de Abreu Gomes Non - Executive Director Paulo Bernardo Silva Non - Executive Director Carlos Hamilton Vasconcelos Araújo Non - Executive Director Henrique de Campos Meirelles Non - Executive Director Raul Alfredo Padilla Non - Executive Director 260

261 PART 3: OTHER INFORMATION AND AUDITORS' REPORT 12 OTHER INFORMATION 1. Statutory rules regarding appropriation of profits Chapter X of the Company's Articles of Association provides as follows: " CHAPTER X – RESULT AND DISTRIBUTIONS 34 Profits and distributions 1. Distribution of profits shall be made after adoption of the Annual Accounts from which it appears that the same is permitted . 2. Distributions may be made only to the extent the Company's equity exceeds the sum of its paid up and called up part of its issued capital and the reserves which must be maintained pursuant to the law . 3. The Board may determine which part of the profits shall be reserved, with due observance of the Company’s policy on reserves and dividends . The Company may have a policy on reserves and dividends to be determined and amended by the Board . 4. The General Meeting may resolve to distribute any part of the profits remaining after reservation in accordance with article 34 . 3 . If the General Meeting does not resolve to distribute these profits in whole or in part, such profits (or any profits remaining after distribution) shall also be reserved . 5. The Board may resolve to make distributions from the share premium reserve or other distributable reserves maintained by the Company . 6. The Board may resolve to make interim distributions on Shares, provided that an interim statement of assets and liabilities drawn up in accordance with the statutory requirements shows that the requirement of article 34 . 2 has been fulfilled, and with observance of (other) applicable statutory provisions . 7. The Board may resolve that a distribution on Shares shall not be paid in whole or in part in cash but in kind or in the form of Shares, or decide that Shareholders shall be given the option to receive the distribution in cash or in kind and/or in the form of Shares (and with due observance of articles 7 and 8 ), and may determine the conditions under which such option can be given to the Shareholders . 8. In calculating the amount of any distribution on Shares, Shares held by the Company shall be disregarded, unless such Shares are encumbered with a usufruct or right of pledge . 9. Any and all distributions of profit on the Class A Common Shares and Class B Common Shares shall be made in such a way that on each Class A Common Share and each Class B Common Share an equal amount or value will be distributed, provided that and with observance of the following order of priority : (a) in the event of the General Meeting resolving to distribute any part of the profits in accordance with article 34 . 4 , for each issued and outstanding Conversion Share an amount equal to one percent ( 1% ) of the nominal value of such Conversion Share shall first be added to the dividend reserve maintained for the holders of Conversion Shares ( Conversion Share Allocation ) ; and (b) following the Conversion Share Allocation, no further distribution shall be made on Conversion Shares, nor shall any profit be added to the dividend reserve maintained for the holders of Conversion Shares, in respect of such financial year .

262 35 Notices and payments 1. The date on which dividends and other distributions shall be made payable shall be announced in accordance with the law and published on the Company’s website . 2. Distributions shall be payable on the date determined by the Board . 3. The persons entitled to a distribution shall be the relevant Shareholders, holders of a usufruct on Shares and holders of a right of pledge on Shares, at a date to be determined by the Board for that purpose . This date shall not be earlier than the date on which the distribution was announced . 4. Distributions which have not been claimed upon the expiry of five (5) years and one (1) day after the date when they became payable will be forfeited to the Company and will be carried to the reserves . 5. The Board may determine that distributions on Shares will be made payable either in euro or in another currency . " 2. Special voting rights, non - voting shares, shares with limited economic rights Voting rights vary between share classes Pursuant to article 30 of the Company's Articles of Association, voting rights at the General Meeting vary : (i) each Class A Common Share confers the right to cast one vote, (ii) each Class B Common Share confers the right to cast ten votes and, (iii) if and to the extent voting rights are not suspended, each conversion share confers the right to cast nine votes . Treasury shares Pursuant to article 30 . 7 of the Company's Articles of Association, no votes may be cast at the General Meeting for a share held by the Company or a subsidiary, nor for any share for which the Company or a subsidiary holds the depositary receipts . The Company or a subsidiary may not cast a vote in respect of a share on which it holds a right of pledge or a usufruct . However, holders of a right of pledge or a usufruct on shares held by the Company or a subsidiary are not excluded from voting, if the right of pledge or the usufruct was created before the share belonged to the Company or a subsidiary . At December 31 , 2025 : (a) 94 , 537 , 534 Class A Common Shares were held in treasury . (b) 0 Class B Common Shares were held in treasury . (c) 0 Conversion Shares were held in treasury . Conversion shares have preferred but limited profit rights Under article 34 . 9 of the Company's Articles of Association, before distributing on Class A Common Shares and Class B Common Shares, an amount equal to one percent of the nominal value of the Conversion Shares shall first be added to the dividend reserve maintained for the holders of Conversion Shares . Following this, no further distribution on or allocation for the holders of Conversion Shares shall be made . For an overview of the share capital as at December 31 , 2025 , see paragraph 6 . 4 ( Share capital of the Company ) . 3. Branches JBS N . V . does not have any branch establishments as the holding company of the JBS Group .

263 12.4 Dividend policy The Company intends to pay a regular annual cash dividend (denominated in U . S . dollars) on the Class A Common Shares and Class B Common Shares in its capital, subject to the discretion of the Board and compliance with applicable law, and depending on, among other things, the results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions (such as restricted payment covenants), business prospects and other factors that the Board may deem relevant . The Class A Common Shares and Class B Common Shares have equal economic rights on distributions made by the Company . Any and all distributions on the Class A Common Shares and Class B Common Shares shall be made in such a way that on each Class A Common Share and Class B Common Share an equal amount or value will be distributed, provided that and with observance of the following order of priority : (a) in the event of a distribution of profits in respect of a financial year, an amount equal to one percent of the nominal value of each conversion share shall first be added to the dividend reserve maintained for the holders of Conversion Shares ; and following such, no further distribution shall be made on Conversion Shares in respect of such financial year . (b) Under Dutch law, the Company may only pay dividends to the extent the Company’s equity ( eigen vermogen ) exceeds the sum of its paid up and called up part of its issued capital and the reserves which must be maintained pursuant to the law and (if it concerns a distribution of profits) after adoption by the general meeting of shareholders of the Company of the annual accounts from which it appears that such distribution is permitted . The Board may decide that all or part of the remaining profits shall be added to the reserves . After such reservation, subject to the abovementioned restrictions, any remaining profit will be at the disposal of the general meeting . The board may resolve to make interim distributions on the shares in the capital of the Company, subject to certain requirements, and with observance of (other) applicable statutory provisions, without the approval of the general meeting .

KPMG Accountants N.V., a Dutch limited liability company registered with the trade register in the Netherlands under number 33263683, is a member firm of the global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. To: the General Meeting of Shareholders and the Board of Directors of JBS N.V. Report on the audit of the financial statements 2025 included in the Annual Report Our opinion In our opinion:  the accompanying consolidated financial statements give a true and fair view of the financial position of JBS N.V. as at December 31, 2025 and of its result and its cash flows for the year then ended, in accordance with IFRS Accounting Standards as endorsed by the European Union (EU - IFRS) and with Part 9 of Book 2 of the Dutch Civil Code.  the accompanying separate financial statements give a true and fair view of the financial position of JBS N . V . as at December 31 , 2025 and of its result for the year then ended in accordance with Part 9 of Book 2 of the Dutch Civil Code . What we have audited We have audited the financial statements 2025 of JBS N . V . (the Company) based in Amsterdam . The financial statements include the consolidated financial statements and the separate financial statements . The consolidated financial statements comprise : 1 the consolidated statements of financial positions as at December 31, 2025; 2 the following consolidated statements for the year ended December 31, 2025: the statements of income, the statements of comprehensive income, statements of changes in equity and statement of cash flows; and 3 the notes comprising material accounting policy information and other explanatory information. The separate financial statements comprise: 1 the separate statements of financial positions as at December 31, 2025 2 the separate statement of income for the year ended December 31, 2025; and 3 the notes comprising a summary of the accounting policies and other explanatory information. 264

Basis for our opinion We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. Our responsibilities under those standards are further described in the ‘Our responsibilities for the audit of the financial statements’ section of our report. We are independent of JBS N.V. in accordance with the ‘Verordening inzake de onafhankelijkheid van accountants bij assurance - opdrachten’ (ViO, Code of Ethics for Professional Accountants, a regulation with respect to independence) and other relevant independence regulations in the Netherlands. Furthermore, we have complied with the ‘Verordening gedrags - en beroepsregels accountants’ (VGBA, Dutch Code of Ethics). We designed our audit procedures in the context of our audit of the financial statements as a whole and in forming our opinion thereon. The information in respect of going concern, fraud and non - compliance with laws and regulations, climate and the key audit matters was addressed in this context, and we do not provide a separate opinion or conclusion on these matters. We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Information in support of our opinion Summary Materiality  Materiality of USD 400 million  0.5% of Net Revenues Group audit  Performed substantive procedures for 71% of total assets  Performed substantive procedures for 97% of revenue Risk of material misstatements related to Fraud, NOCLAR, Going concern and Climate risks  Fraud risks: presumed risk of management override of controls, presumed risk of revenue recognition and risk of non - compliance with anti - bribery and corruption law and regulations identified and further described in the section ‘Audit response to the risk of fraud and non - compliance with laws and regulations’.  Going concern risks: no risk of material misstatement relating to the appropriate use of the going concern assumption identified. 265

 Climate - related risks: We have considered the impact of climate - related risks on the financial statements and described our approach and observations in the section ‘Audit response to climate - related risks’. Key audit matters  Uncertain tax treatments and tax - related contingent liabilities in various foreign jurisdictions Materiality Based on our professional judgement we determined the materiality for the financial statements as a whole at USD 400 million. The materiality is determined with reference to Net Revenues (0.5%). We consider Net Revenues as the most appropriate benchmark because it is a representative metric to assess the Company's performance from the perspective of the users of the financial statements. We have also taken into account misstatements and/or possible misstatements that in our opinion are material for the users of the financial statements for qualitative reasons. We agreed with the Board of Directors that uncorrected misstatements identified during our audit in excess of USD 18.2 million would be reported to them, as well as smaller misstatements that in our view must be reported on qualitative grounds . Scope of the group audit JBS N.V. is at the head of a group of components (hereafter “Group”). The financial information of this group is included in the financial statements of JBS N.V. We performed risk assessment procedures throughout our audit to determine which of the Group’s components are likely to include risks of material misstatement to the Group financial statements. To appropriately respond to those assessed risks, we planned and performed further audit procedures, either at component level or centrally. We identified three sub - group components associated with a risk of material misstatement. For all of these we involved component auditors. We set component performance materiality levels considering the component’s size and risk profile. We have performed substantive procedures for 97 % of Group revenue and 71 % of Group total assets . At group level, we assessed the aggregation risk in the remaining financial information and concluded that there is less than reasonable possibility of a material misstatement . In supervising and directing our component auditors, we :  Held risk assessment discussions with the Sub - Group component auditors to obtain their input to identify matters relevant to the group audit.  Issued group audit instructions to sub - group component auditors on the scope, nature and timing of their work, including supervision and direction towards the component auditors determined at the sub - group level, and received written communication about the results of the work they performed. 266

 Held meetings with the sub - group component auditors in person and virtually throughout the year to discuss relevant developments, understand and evaluate their work, including their supervision and direction towards their components and attend meetings with local management.  Inspected the work performed by the sub - group component auditors and evaluated the appropriateness of audit procedures performed and conclusions drawn from the audit evidence obtained, and the relation between communicated findings and work performed. In our inspections we mainly focused on key audit matters, significant (fraud) risks and key judgement areas. We consider that the scope of our group audit forms an appropriate basis for our audit opinion. Through performing the procedures mentioned above we obtained sufficient and appropriate audit evidence about the Group’s financial information to provide an opinion on the financial statements as a whole. Audit response to the risk of fraud and non - compliance with laws and regulations In chapter “Risk Management & Risk Factors” of the Management Report, the Board of Directors describes its procedures in respect of the risk of fraud and non - compliance with laws and regulations. As part of our audit, we have gained insights into the Company and its business environment and the Company’s risk management in relation to fraud and non - compliance. Our procedures included, among other things, assessing the Company’s code of conduct, whistleblowing procedures, incidents register and its procedures to investigate indications of possible fraud and non - compliance. Furthermore, we performed relevant inquiries with management and other relevant functions, such as Internal Audit, Legal Counsel and Compliance. We have also incorporated elements of unpredictability in our audit, such as Data & Analytics routine on capital expenditures recognized, and involved forensic specialists in our audit procedures. As a result from our risk assessment, we identified the following laws and regulations as those most likely to have a material effect on the financial statements in case of non - compliance: anti - corruption and bribery, anti - trust, labour and human rights and environmental laws. Based on the above and on the auditing standards, we identified the following fraud and non - compliance risks that are relevant to our audit, including the relevant presumed risks laid down in the auditing standards, and responded as follows:  Management override of controls (a presumed risk) Risk: 267

Management is in a unique position to manipulate accounting records and prepare fraudulent financial statements by overriding controls that otherwise appear to be operating effectively, for example journal entries and accounting estimates that require significant judgments, such as goodwill and provisions for legal proceedings. Responses: - We evaluated the design and the implementation of internal controls that mitigate fraud risks, such as processes related to journal entries. - We made inquiries of individuals involved in the financial reporting process about inappropriate or unusual activities relating to the processing of journal entries and other adjustments. - As part of the fraud risk assessment, we performed a data analysis of the journal entries population to determine high - risk criteria. Where we identified instances of unexpected journal entries or other risks we performed additional audit procedures on the journal entries, including consolidation and elimination entries. These procedures included inspection of source documentation to assess the validity of the business rational and substantiation of corroborating evidence. - We evaluated areas with significant management judgment for bias by the Company’s management, including retrospective reviews of prior years’ estimate. - We identified and selected journal entries and other adjustments made at the end of the reporting period for testing.  Revenue recognition (a presumed risk) Risk: We identified a fraud risk in relation to the recognition of revenue. This risk inherently includes the fraud risk that management deliberately overstates revenue, as management may feel pressure to achieve planned results for the current year. The risk of fraud in revenue recognition is focused on the occurrence of inappropriate manual transactions within revenue accounts for management to recognize revenue through manual journal entries or through topside adjustments. Responses: - We evaluated the design and the implementation of internal controls that mitigate fraud risks, such as controls related to revenue recognition journal entries. - We performed journal entry testing, specifically taking into account high risk criteria in relation to revenues manual journal entries and topside adjustments posted to revenue, including inspection of the source documentation to assess the validity of the business rationale and substantiation of corroborating evidence.  Non - compliance with anti - bribery and corruption law and regulations (a fraud risk) Risk: 268

Due to the combination of suppliers in high risk jurisdictions and the industry attention, we consider a risk of bribery and corruption to maintain supplier relationships, or to engage in suppliers where there may be a conflict of interest. As result we have identified a risk of material misstatement associated with potential non - compliance with this law and regulation. Responses: - We evaluated the design and the implementation of internal controls related to compliance with laws and regulations. - We designed and performed substantive procedures that specifically respond to the risk:  We inquired management and the internal compliance officer to understand the process for monitoring the compliance and/or identifying non - compliance.  We inspected minutes of the meetings of the Board of Directors and the Compliance Office.  We assessed and inspected the relevant applicable internal regulations.  We obtained relevant documentation from the supplier database and verified transactions with high - risk suppliers with underlying supporting documentation to determine compliance with internal regulations, including conflict of interest.  We evaluated written representations, from management, that all known instances of non - compliance or suspected non - compliance with laws and regulations whose effects should be considered when preparing financial statements have been disclosed to us. Our evaluation of procedures performed related to fraud and non - compliance with laws and regulations did not result in an additional key audit matter. We communicated our risk assessment, audit responses and results to management and the Board of Directors. Our audit procedures did not reveal indications and/or reasonable suspicion of fraud and non - compliance that are considered material for our audit. Audit response to going concern The Board of Directors has performed its going concern assessment and has not identified any going concern risks. To evaluate the Board of Directors’ assessment, we have performed the following procedures: - We considered whether the Board of Directors’ assessment of the going concern risks includes all relevant information of which we are aware as a result of our audit; - We analyzed the Company’s financial position as at year - end by comparing it to the previous financial year in terms of indicators that could identify going concern risks; - We inspected financing agreements to identify conditions that could lead to going concern risks, including any covenants, and we analyzed whether the headroom of the covenant ratios included in the financing agreements is sufficient; 269

- we inquired with the Board of Directors’ about their knowledge of going concern risks beyond the period of the Board of Directors’ assessment. The outcome of our risk assessment procedures did not give reason to perform additional audit procedures on the Board of Directors’ going concern assessment. Audit response to climate - related risks The company has set out its ambitions relating to climate change in the chapter 2. Company and Business overview as well as chapter 5. Corporate Social Responsibility of the annual report. Their ambition is to help feed a growing world while striving to reduce the environmental footprint of their operations and food value chain. More specifically their ambition is to strive for net zero greenhouse gas emissions in their operations and across their shared value chain by 2040. Management prepared the financial statements, including considering whether the implications from climate - related risks and commitments have been appropriately accounted for and disclosed, in accordance with the EU - IFRS. The material climate - related risks are managed by the Company as part of its risk management process, as they are included in chapter 4. risk management and risk factors, and as such are taken into account in the preparation of the financial statements. As part of our audit we performed a risk assessment of the impact of climate - related risks and the commitments made by the Company, in relation to climate change, on the 2025 financial statements and our audit approach. Based on the procedures performed we considered whether there is a risk of material misstatement specific to climate change, including on the valuation of non - current assets and biological assets. Considering the risk assessment work performed, we did not identify a risk of material misstatement specific to climate change and thus no further audit response was considered necessary. Furthermore we have read the ‘Other information’, as included in the annual report and considered whether such information contains material inconsistencies with the financial statements or our knowledge obtained through the audit, in particular as described above and our knowledge obtained otherwise. Our key audit matter Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements. We have communicated the key audit matter to the Board of Directors. The key audit matter is not a comprehensive reflection of all matters discussed. 270

Uncertain tax treatments and tax - related contingent liabilities in various foreign jurisdictions 271 Description As discussed in Note 17 and 19.4 to the consolidated financial statements, the Company recorded USD 849 million as ‘income and other taxes payable’, including an uncertain treatment, as of December 31, 2025. In addition, as part of note 19.4 the Company disclosed possible loss contingent liabilities taxes, including uncertain tax treatments, for the amount of USD 6.0 billion. The recognition of uncertain tax treatments involves judgment and is based on the Company's understanding of jurisdictional tax laws and their interpretation of such to the Company's businesses. Due to the high level of judgment and complexity in assessing the interpretation of tax legislation and applying multinational tax regulations, including the company's assessment of the tax effects of certain transactions and changes in the various foreign jurisdiction’ tax legislation on income tax, we consider this matter as key audit matter. Our response We performed, amongst others, the following procedures :  Evaluated the Company’s policies and procedures and test the design and implementation of controls over specific uncertain tax treatments and tax - related contingent liabilities . This included controls over the Company’s interpretation and application of specific tax laws for these matters ; and  We involved income tax specialists with specialized skills and knowledge in various tax jurisdictions in which the Company operates, who assisted in evaluating and challenging the Company's interpretation and application of tax legislation and regulations for these matters. They also assisted in assessing certain transactions, including reviewing the underlying documentation, such as tax assessment letters received from tax authorities and evaluating the impact on the Company's financial position and disclosure. Our observation Based on our procedures performed we conclude that management’s accounting and disclosure for uncertain tax treatments and tax - related contingent liabilities is adequate . Compliance with Regulatory Technical Standard of SBR, including XBRL tagging, not audited The statutory audit includes verifying that the prepared financial statements comply with the legal requirements under Title 9 of Book 2 of the Dutch Civil Code. Our audit opinion has been issued on the prepared financial statements and will be attached to the digitally filed annual report. This means that compliance with all requirements of the Regulatory Technical Standard within the

SBR domain for the Trade Register (including the applied eXtensible Business Reporting Language (XBRL) tags) was not part of the statutory audit. Report on the other information included in the annual report In addition to the financial statements and our auditor’s report thereon, the annual report contains other information. Based on the following procedures performed, we conclude that the other information:  is consistent with the financial statements and does not contain material misstatements; and  contains the information as required by Part 9 of Book 2 of the Dutch Civil Code for the management report and other information. We have read the other information. Based on our knowledge and understanding obtained through our audit of the financial statements or otherwise, we have considered whether the other information contains material misstatements. By performing these procedures, we comply with the requirements of Part 9 of Book 2 of the Dutch Civil Code and the Dutch Standard 720. The scope of the procedures performed is less than the scope of those performed in our audit of the financial statements. The Board of Directors is responsible for the preparation of the other information, including the information as required by Part 9 of Book 2 of the Dutch Civil Code. Report on other legal and regulatory requirements Engagement We were initially engaged as auditor of JBS N.V. on September 23, 2025, as of the audit for the year 2025. Description of responsibilities regarding the financial statements Responsibilities of Board of Directors for the financial statements The Board of Directors is responsible for the preparation and fair presentation of the financial statements in accordance with EU - IFRS and Part 9 of Book 2 of the Dutch Civil Code. Furthermore, the Board of Directors is responsible for such internal control as management determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error. In that respect the Board of Directors, under supervision of the Board of Directors, is responsible for the prevention and detection of fraud and non - compliance with laws and regulations, including determining measures to resolve the consequences of it and to prevent recurrence. As part of the preparation of the financial statements, the Board of Directors is responsible for assessing the Company’s ability to continue as a going concern. Based on the financial reporting frameworks mentioned, Board of Directors should prepare the financial statements using the 272 going concern basis of accounting unless Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so . The Board of Directors should disclose events and circumstances that may cast significant doubt on the company’s ability to continue as a going concern in the financial statements . The non - executive directors are responsible for overseeing the Company’s financial reporting process . Our responsibilities for the audit of the financial statements Our objective is to plan and perform the audit engagement in a manner that allows us to obtain sufficient and appropriate audit evidence for our opinion. Our audit has been performed with a high, but not absolute, level of assurance, which means we may not detect all material errors and fraud during our audit. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. The materiality affects the nature, timing and extent of our audit procedures and the evaluation of the effect of identified misstatements on our opinion. A further description of our responsibilities for the audit of the financial statements is located at the website of de ‘Koninklijke Nederlandse Beroepsorganisatie van Accountants’ (NBA, Royal Netherlands Institute of Chartered Accountants) www.nba.nl/eng_beursgenoteerd_20241203 . This description forms part of our auditor’s report. Amstelveen, April 14, 2026 KPMG Accountants N.V. 273 F. A. M. Croiset van Uchelen